As filed with the Securities and Exchange Commission on January 16, 2015
                Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Journal Media Group, Inc.
(Exact name of Registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	2711 (Primary Standard Industrial Classification Code Number)	47-1939596 (IRS Employer Identification Number)

333 West State Street Milwaukee, Wisconsin, 53203 (414) 224-2000 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mary Hill Taibl, Esq.
Secretary
333 West State Street
Milwaukee, Wisconsin 53203
(414) 224-2000
(Address, including zip code, and telephone number, including area code, of agent of service)

Russell E. Ryba, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 297-5668	William Appleton, Esq. Senior Vice President and General Counsel The E. W. Scripps Company 312 Walnut Street, 28th Floor Cincinnati, Ohio 45202 (513) 977-3997	Steven H. Goldberg, Esq. Baker & Hostetler LLP 45 Rockefeller Plaza New York, New York 10111-0100 (212) 589-4219

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transactions contemplated by the Master Transaction Agreement, dated as of July 30, 2014, described in the enclosed prospectus have been satisfied or waived.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company “in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (do not check if a smaller reporting company)	Smaller reporting company ☐
If applicable, place an “X” in the box to designate the appropriate rule provision relied upon in conducting this transaction.

Exchange Act Rule 13e- 4(i) (Cross-Border Issuer Tender Offer)          ☐
Exchange Act Rule 14d- 1(d) (Cross-Border Third-Party Tender Offer)     ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed Maximum Aggregate Offering Price per unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value	25,000,000 (1)	NA	$205,801,000 (2)	$23,915 (3)

(1)
The number of shares of the Registrant being registered represents the estimated maximum number of shares of the Registrant to be issuable in connection with the newspaper mergers described in the enclosed prospectus.

(2)
Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the book value of the Journal newspaper business and the Scripps newspaper business, in the aggregate, as of September 30, 2014.

(3)	Calculated in accordance with Section 6(b) of the Securities Act, by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001162.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED JANUARY 16, 2015

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY PROSPECTUS

JOURNAL MEDIA GROUP, INC.
COMMON STOCK

This prospectus is being sent to shareholders of record as of the close of business on January 6, 2015, of The E.W. Scripps Company, which we refer to as Scripps, and Journal Communications, Inc., which we refer to as Journal, in connection with the spin-off and merger of the Scripps and Journal newspaper publishing businesses, and the subsequent merger of Journal into a subsidiary of Scripps. These transactions are described in the joint proxy statement/prospectus of Scripps and Journal sent to you together with this prospectus.

Scripps and Journal have formed Journal Media Group, Inc., which we refer to as Journal Media Group, we or us, as a new company that will, subject to certain approvals by the shareholders of Scripps and Journal and certain other conditions to close described in the joint proxy statement/prospectus of Scripps and Journal, acquire and operate their combined newspaper businesses following a series of transactions, which we refer to collectively as the newspaper mergers. As a result of the newspaper mergers, the shareholders of Scripps and Journal will initially own approximately 59% and 41%, respectively, of the outstanding shares of our common stock. To effect the newspaper mergers, Scripps will contribute its newspaper business to Scripps Spinco, Inc., which we refer to as Scripps Spinco, and Journal will contribute its newspaper business to Journal Spinco, Inc., which we refer to as Journal Spinco. Scripps and Journal will then distribute the common stock of Scripps Spinco and Journal Spinco to their respective shareholders. We refer to these distributions as the spin-offs. Each of these companies will then merge with a different wholly-owned subsidiary of ours. The shares of Scripps Spinco and Journal Spinco common stock that shareholders of Scripps and Journal, respectively, are entitled to receive in the spin-offs will be converted into shares of our common stock in these mergers.

Shares of Scripps Spinco and Journal Spinco common stock will not be delivered to shareholders of Scripps and Journal, but will be held in custody by the exchange agent until they are converted into shares of our common stock. Upon consummation of the newspaper mergers, the exchange agent will distribute to Scripps and Journal shareholders the shares of our common stock to which they are entitled. Our assets and business will consist exclusively of the newspaper publishing businesses of Scripps and Journal that are currently reported as newspaper publishing segments in their respective financial statements.

No action will be required by you to receive shares of our common stock. You will not be required to pay anything for the new shares or to surrender any of your shares of Scripps or Journal common stock.

There currently is no trading market for our common stock. Upon completion of the newspaper mergers, our common stock is expected to be listed on the New York Stock Exchange, or NYSE, under the symbol “JMG.”

We are an "emerging growth company" within the meaning of the recently enacted Jumpstart Our Business Startups Act and will be subject to reduced public company reporting requirements.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page ___.

Following consummation of the newspaper mergers, Journal will be merged into a wholly-owned subsidiary of Scripps, which we refer to as the broadcast merger, and Scripps will thus acquire Journal’s broadcast business and combine it with the Scripps broadcast business. Pursuant to the broadcast merger, shares of common stock of Journal will be converted into Scripps class A common shares, and Journal will cease to exist as a public company.

Scripps and Journal have sent to you and other of their respective shareholders of record as of January 6, 2015 a joint proxy statement/prospectus for special meetings of such shareholders to approve certain matters necessary to enable the completion of the newspaper mergers and the broadcast merger. The joint proxy statement/prospectus describes the newspaper mergers and broadcast merger in detail, contains important business and financial information about Scripps following the newspaper mergers and broadcast merger, and includes information concerning us and the newspaper mergers substantially similar to that contained in this prospectus. Neither the newspaper mergers nor the broadcast merger will occur unless the shareholders of Scripps and Journal approve the proposals to be presented at the special meetings. Since you were a shareholder of record as of January 6, 2015, of either Scripps or Journal, a copy of the joint proxy statement/prospectus has been sent to you together with this prospectus. See “Where You Can Find More Information” at page ___, if you wish to obtain an additional copy of the joint proxy statement/prospectus.

We will be headquartered in Milwaukee and operate in 14 markets in the United States, continuing our predecessors’ traditions of exceptional print and digital journalism.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is ___________, 2015.

REFERENCES TO ADDITIONAL INFORMATION

Journal Media Group, Inc. (“Journal Media Group”) has filed a registration statement on Form S-4 of which this prospectus is a part. This prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement.

The registration statement of which this prospectus is a part and the exhibits thereto are available for you to review at the Public Reference Room of the Securities and Exchange Commission (the "SEC") located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also obtain these documents through the SEC’s website at www.sec.gov.

See “Where You Can Find More Information” beginning on page ____ for more information about the documents referenced in this prospectus.

The newspaper mergers that are described in this prospectus are also described in the joint proxy statement/prospectus filed by The E. W. Scripps Company (“Scripps”) and Journal Communications, Inc. (“Journal”) and included in Scripps’ registration statement on Form S-4 (Registration No. 333-200388). The joint proxy statement/prospectus contains information about the combination of the Scripps and Journal newspaper and broadcast businesses. The special meetings of Scripps and Journal shareholders to which the joint proxy statement/prospectus relates will be held on _____________, 2015, and the Scripps and Journal shareholders are being asked to approve all proposals necessary to enable the transactions described in this prospectus and the joint proxy statement/prospectus to proceed. The information contained in this prospectus relates only to Journal Media Group, which will operate the Scripps newspaper business and the Journal newspaper business following completion of the transactions described in this prospectus. The information in this prospectus about Journal Media Group is substantially the same as the information about Journal Media Group included in the joint proxy statement/prospectus.

If you have any questions about the transactions or this prospectus, or would like additional copies of this prospectus or copies of the joint proxy statement/prospectus of Scripps and Journal, you may contact:

IF YOU ARE A SCRIPPS SHAREHOLDER:	IF YOU ARE A JOURNAL SHAREHOLDER:

The E. W. Scripps Company	Journal Communications, Inc.
312 Walnut Street, 28th Floor	333 West State Street
Cincinnati, Ohio 45202	Milwaukee, Wisconsin 53203
(513) 977-3000	(414) 224-2000
Attention: Carolyn P. Micheli, Vice President, Corporate	Attention: Ashley DeYoung
Communications and Investor Relations	Financial and Investor Analyst

You should rely only on the information contained in this prospectus or to which Journal Media Group has referred you. Journal Media Group has not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

ABOUT THIS DOCUMENT

Scripps has supplied all information contained in this prospectus relating to Scripps and Journal has supplied all information contained in this prospectus relating to Journal. Scripps and Journal have both contributed information relating to Journal Media Group and the newspaper mergers described in this propectus.

This prospectus forms part of a registration statement on Form S-4 (Registration No. 333- _________) filed by Journal Media Group to register with the SEC the common stock of Journal Media Group to be issued to Scripps shareholders and Journal shareholders pursuant to the newspaper mergers described herein.

ADDITIONAL AGREEMENTS	73

EXPERTS	75

LEGAL MATTERS	75

WHERE YOU CAN FIND MORE INFORMATION	76

INDEX TO NEWSPAPER CARVE-OUT FINANCIAL STATEMENTS	F- 1
Scripps Newspapers as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011	F- 3
Scripps Newspapers as of September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013 (unaudited)	F- 25
JRN Newspapers as of December 29, 2013 and December 30, 2012 and for the years ended December 29, 2013, December 30, 2012 and December 25, 2011	F- 39
JRN Newspapers as of September 28, 2014 and December 29, 2013 and for the periods ended September 28, 2014 and September 29, 2013 (unaudited)	F- 70

Management's Discussion and Analysis of Financial Condition and Results of Operations	F- 87
Overview of Transactions and Journal Media Group	F- 87

Scripps Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2013, 2012, and 2011	F- 89

Executive Overview	F- 89
Combined Results of Operations	F- 88
Liquidity and Capital Resources	F- 93
Contractual Obligations	F- 94
Critical Accounting Policies and Estimates	F- 95

Scripps Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2014 compared with nine months ended September 30, 2013	F- 100

Combined Results of Operations	F- 100
Liquidity and Capital Resources	F- 101

JRN Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 29, 2013, December 30, 2012 and December 25, 2011	F- 105

Overview	F- 105
Results of Operations	F- 105
Liquidity and Capital Resources	F- 111
Contractual Obligations	F- 113
Critical Accounting Policies	F- 113

JRN Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the three quarters ended September 28, 2014 compared to the three quarters ended September 29, 2013
F- 119

Results of Operations	F- 119
Liquidity and Capital Resources	F- 120

QUESTIONS AND ANSWERS ABOUT THE NEWSPAPER MERGERS

Q: Why am I receiving this document?

A: You are receiving this document because you are a holder of Scripps common shares or shares of Journal common stock on the record date for the special meeting of shareholders of Scripps or Journal and, as such, will be entitled to receive shares of our common stock upon completion of the newspaper mergers described in this prospectus if you are a holder of shares of Scripps or Journal on the record date for the spin-offs of the newspaper publishing businesses of Scripps and Journal. We are sending you this document to inform you about the newspaper mergers, the spin-offs and the subsequent combination of the newspaper publishing businesses of Scripps and Journal into one standalone, publicly traded company and to provide you with information about our company and its business and operations upon completion of the newspaper mergers.

Q: What do I have to do to participate in the newspaper mergers?

A: Other than voting on the proposals at your special meeting, as set forth in the accompanying joint proxy statement/prospectus of Scripps and Journal, nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of our common stock that you will be entitled to receive upon completion of the newspaper mergers if you are a holder of shares of Scripps or Journal on the record date for the spin-offs of the newspaper publishing businesses of Scripps and Journal.

Q: What is Journal Media Group?

A: Journal Media Group is a Wisconsin corporation formed in anticipation of the newspaper mergers. Upon completion of the newspaper mergers, Journal Media Group will be a holding company owning various subsidiaries that will own and operate the former newspaper publishing businesses of Scripps and Journal.

Q: What are Scripps Spinco and Journal Spinco?

A: Scripps Spinco and Journal Spinco are subsidiaries of Scripps and Journal, respectively. After the spin-offs, these subsidiaries will contain the Scripps and Journal newspaper publishing businesses, respectively. The assets and liabilities of Scripps Spinco are largely those that Scripps has reported as the newspaper publishing business segment in its financial statements. The assets and liabilities of Journal Spinco are largely those that Journal has reported as the newspaper publishing business segment in its financial statements.

Q: How will Scripps and Journal combine Scripps Spinco and Journal Spinco?

A: Scripps and Journal will combine Scripps Spinco and Journal Spinco in two steps.

First, Scripps and Journal will deposit all of the outstanding shares of common stock of Scripps Spinco and common stock of Journal Spinco, respectively, with Computershare, Inc., which we refer to as the exchange agent, for the benefit of the holders of Scripps common shares and Journal common stock, respectively, on the record date. We refer to these distributions as the spin-offs.

Second, immediately after the spin-offs, Desk NP Merger Co., a Wisconsin corporation and wholly-owned subsidiary of Journal Media Group, will merge with and into Scripps Spinco, with Scripps Spinco as the surviving corporation, and Boat NP Merger Co., a Wisconsin corporation and wholly-owned subsidiary of Journal Media Group, will merge with and into Journal Spinco, with Journal Spinco as the surviving corporation. At the effective time of the newspaper mergers, Scripps Spinco and Journal Spinco will become wholly-owned subsidiaries of Journal Media Group, and the shares of Scripps Spinco and Journal Spinco common stock will be converted into shares of our common stock and distributed to the shareholders of Scripps and Journal.

Q: Will Scripps or Journal control Journal Media Group after the spin-offs?

A: No. After the spin-offs, Journal Media Group will be a stand-alone, publicly traded company, and neither Scripps nor Journal will have any ownership interest in us.

i

Q: Why are Scripps and Journal spinning off and combining their newspaper publishing businesses?

A: Scripps’ and Journal’s boards of directors have determined that it is in the best interests of their shareholders to combine their newspaper publishing businesses in a new stand-alone, publicly traded company. In making the determination to approve the newspaper mergers, Scripps’ and Journal’s boards of directors determined that the newspaper mergers would:

•	enable investors to invest directly in a stand-alone newspaper publishing company;

•	allow resources to be applied directly and more efficiently in the newspaper publishing business;

•	create a larger and more competitive newspaper publishing business;

•	provide the newspaper publishing business with direct access to capital to pursue its business strategy; and

•	create more effective equity incentives for key employees.

Q: What challenges will Journal Media Group face as a standalone company?

A: The following are among the challenges that we will face as a standalone company following completion of the transactions:

•	integrating successfully the newspaper business of Journal and Scripps;

•	arranging or developing key services and functions that Journal and Scripps historically have provided for our newspapers;

•	addressing the secular decline in the print newspaper business without the capital resources and diversification of business risks previously afforded to our newspapers by Scripps and Journal; and

•	responding to changes in technology and to evolving industry standards and trends.

Q: How were the exchange ratios for the newspaper mergers determined?

A: The exchange ratios for the newspaper mergers resulted from negotiations between Scripps and its advisors, on the one hand, and Journal and its advisors, on the other hand. Each of Scripps and Journal evaluated its own newspaper publishing business and the other's publishing business based on information in its possession or provided by the other party. Scripps and Journal considered, among other factors, their respective views of the relative values of each company's newspaper businesses and the potential synergies that could reasonably be expected from the combination, the optimum number of shares of Journal Media Group to have outstanding for purposes of trading liquidity, and the potential trading range of the stock of Journal Media Group following completion of the transactions. There was no single definitive analysis used to determine the exchange ratios in the negotiations. Rather, the entirety of the work performed by Scripps and Journal with the assistance of their respective advisors in analyzing financial and other information informed the positions of each party in negotiating and arriving at the final exchange ratios for the newspaper mergers.

Q: What is the record date for the spin-offs?

A: Assuming the Scripps and Journal shareholders approve the proposals to be presented to them at the special meetings and certain other conditions to close are met, Scripps and Journal will set a record date for the spin-offs that will be at least ten (10)days following the special meetings.

Q: When will the newspaper mergers occur?

A: Assuming that Scripps and Journal obtain the shareholder approvals and certain other conditions to close are met, the newspaper mergers are expected to occur on or about _____________, 2015 . We refer to this date as the closing date.

Q: How does my ownership in Scripps or Journal change as a result of the newspaper mergers?

A: The number of Scripps common shares you own will not change as a result of the newspaper mergers, and Scripps will continue to be traded on the NYSE under the symbol "SSP." Although the number of shares of Journal common stock you own will not change as a result of the newspaper mergers, as a result of the broadcast merger that occurs immediately following the newspaper mergers, your shares of Journal common stock will be converted into Scripps class A common shares, and Journal will cease to exist as an independent company. Pursuant to the broadcast merger, and assuming the shareholders approvals are obtained and certain other conditions to close are met, you will receive 0.5176 Scripps class A common shares in exchange for each share of Journal common stock that you own on the closing date.

Q: Will shares of Scripps Spinco or Journal Spinco be distributed to me as a result of the spin-offs?

A: No. In connection with the spin-offs, Scripps and Journal will each deposit a single certificate representing all of the outstanding shares of Scripps Spinco common stock and Journal Spinco common stock, respectively, with the exchange agent. The exchange agent will hold the certificates in custody for your benefit until the shares represented by the certificates are converted into shares of our common stock in the newspaper mergers.

Q: Will shares of Journal Media Group be distributed to me as a result of the newspaper mergers?

A: Yes. At the effective time of the newspaper mergers, shares of Scripps Spinco common stock and Journal Spinco common stock will be converted into shares of our common stock. If you are a Scripps shareholder, you will be entitled to receive 0.2500 shares of our common stock in respect of each Scripps common share held by you on the record date. If you are a Journal shareholder, you will be entitled to receive 0.1950 shares of our common stock in respect of each share of Journal common stock held by you on the record date.

Q: How will shares of Journal Media Group be distributed to me?

A: Prior to the effective time, we will deposit with the exchange agent for your benefit the shares of our common stock issuable to you in the newspaper mergers. At the effective time, Scripps and Journal will instruct the exchange agent to make book-entry credits for the shares of our common stock that you are entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q: How will fractional shares be treated in the newspaper mergers?

A: You will not receive fractional shares of our common stock in the newspaper mergers. The exchange agent will aggregate and sell on the open market the fractional shares of our common stock that would otherwise be issued in the newspaper mergers. If you are entitled to receive a fractional share of our common stock in connection with the newspaper mergers, you will receive the net cash proceeds of the sale attributable to such fractional share.

Q: Do I have appraisal or dissenters' rights?

A: No. Scripps and Journal shareholders do not have any appraisal or dissenters' rights in connection with the newspaper mergers.

Q: How will Journal Media Group’s common stock trade?

A: There is currently no public market for our common stock. Upon completion of the newspaper mergers, we expect that our common stock will be listed on the NYSE under the symbol “JMG.”

We anticipate that trading in our common stock will commence on a when-issued basis. When-issued trading in the context of the newspaper mergers refers to trading in our common stock on or before the closing date, prior to the issuance of our common stock in the newspaper mergers. When-issued trades will generally settle within three days after the closing date. On the first trading day following the closing date, we expect when-issued trading in respect of our common stock to end and regular way trading to begin. Regular way trading typically involves a trade that settles on the third full trading day following the date of the trade.

Q: At what price will my Journal Media Group stock trade?

A: We cannot predict the trading price for our common stock before or after the closing date.

Q: What are the U.S. federal income tax consequences to me of the newspaper mergers?

A: Except with respect to cash you receive in lieu of fractional shares of our common stock, we expect the newspaper mergers to qualify for tax-free treatment to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Newspaper Mergers.”

Q: Are there risks associated with owning Journal Media Group common stock upon the consummation of the transactions?

A: Our business and the ownership of our common stock will be subject to both general and specific risks and uncertainties. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors.”

Q: Who will be the transfer agent for Journal Media Group common stock?

A: Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

SUMMARY

This summary highlights selected information contained in this prospectus. We urge you to carefully read this prospectus in its entirety. References in this prospectus to “we,” “us” or “our” are to Journal Media Group and its subsidiaries assuming consummation of the newspaper mergers, unless the context indicates a different usage. References to “former parent company or companies” are, as applicable, to Scripps and to Journal.

The unaudited pro forma financial and operating information for Journal Media Group for the nine months ended September 30, 2014 contained elsewhere in this prospectus is based upon information for both JRN Newspapers for the three quarters ended September 28, 2014 and Scripps Newspapers for the nine months ended September 30, 2014. The unaudited pro forma financial and operating information for Journal Media Group for the year ended December 31, 2013 contained in this prospectus is based on information for JRN Newspapers for the year ended December 29, 2013, and for Scripps Newspapers for the year ended December 31, 2013. The unaudited pro forma financial and statistical information for Journal Media Group as of September 30, 2014, is based on information for JRN Newspapers as of September 28, 2014 and Scripps Newspapers as of September 30, 2014.

Terminology

In this prospectus, we refer to the:

•	newspapers published by subsidiaries of Scripps as the “Scripps Newspapers”;

•	newspapers published by subsidiaries of Journal as the “Journal Newspapers" or "JRN Newspapers”;

•	contribution by Journal to Journal Spinco of $10 million in cash prior to the Journal newspaper spin-off as the “Journal cash contribution”;

•	contribution by Scripps Media to Scripps Spinco of all of the issued and outstanding membership interests of Scripps NP Operating, LLC, as the “SMI newspaper contribution”;

•	distribution by Scripps Media to Scripps of all of the issued and outstanding common stock of Scripps Spinco as the “SMI newspaper distribution”;

•	contribution by Scripps to Scripps Spinco of Scripps newspaper assets and the assumption by Scripps Spinco of the Scripps newspaper liabilities as the “Scripps newspaper contribution”;

•
contribution by Journal to Journal Spinco of the Journal cash contribution and all of the issued and outstanding shares of capital stock of each of Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. as the “Journal newspaper contribution”;

•	distribution of the stock of Scripps Spinco, as the “Scripps newspaper spin-off”;

•	distribution of the stock of Journal Spinco, as the “Journal newspaper spin-off”;

•	Scripps newspaper spin-off and the Journal newspaper spin-off together, as the “spin-offs”;

•	merger of Scripps Spinco with a wholly owned subsidiary of Journal Media Group, as the “Scripps newspaper merger”;

•	merger of Journal Spinco with a wholly owned subsidiary of Journal Media Group, as the “Journal newspaper merger”;

•	Scripps newspaper merger and the Journal newspaper merger together, as the “newspaper mergers”;

•	merger of Journal into a wholly owned subsidiary of Scripps immediately following the newspaper mergers, as the “broadcast merger”;

•	aggregate $60 million dividend to be paid by Scripps to its shareholders immediately prior to completion of the broadcast merger, as the “Scripps special dividend";

•	spin-offs, mergers and other transactions contemplated by the master transaction agreement, taken as a whole, as the "transactions";

•	special meetings of the Scripps shareholders and the Journal shareholders to vote on certain matters related to the transactions, as the "shareholder meetings";

•	date for determining the shareholders of Scripps entitled to receive the Scripps special dividend, as the "special dividend record date";

•	date for determining the shareholders of Scripps and Journal entitled to be credited with shares of Scripps Spinco and Journal Spinco, respectively, as the "spin-off record date"; and

•	vote in favor of the proposals presented at the shareholders meetings, as the "shareholder approvals".

Our Company

We were incorporated in Wisconsin on July 25, 2014. From our incorporation until the consummation of the newspaper mergers, Scripps and Journal each have owned and will own 50% of our common stock. At the effective time of the newspaper mergers, the shares of our common stock owned by Scripps and Journal will be returned to us, and the outstanding shares of Scripps Spinco and Journal Spinco common stock will be converted into shares of our common stock. Following the conversion, we will be a stand-alone, publicly traded company, owned by you and the other Scripps and Journal shareholders, and neither Scripps nor Journal will have any ownership interest in us. We will be headquartered in Milwaukee and operate in 14 markets in the United States, continuing our predecessors’ traditions of exceptional print and digital journalism. Our principal executive offices will be located at 333 West State Street, Milwaukee, Wisconsin 53203, and our main telephone number will be (414) 224-2000.

The Newspaper Mergers

Assets and Liabilities Transferred. We have entered into a master transaction agreement, dated July 30, 2014, with Scripps, Journal, Scripps Media, Scripps Spinco, Scripps NP Operating, LLC (formerly Desk NP Operating LLC), Desk BC Merger, LLC, Journal Spinco, Desk NP Merger Co., and Boat NP Merger Co., which we refer to as the master transaction agreement, that governs the spin-off by Scripps and Journal of the subsidiaries (Scripps Spinco and Journal Spinco) owning their respective newspaper publishing businesses, and the conversion of Scripps Spinco common stock and Journal Spinco common stock into shares of our common stock in the newspaper mergers. The master transaction agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to Scripps Spinco and Journal Spinco in the spin-offs and describes how these transfers, assumptions and assignments will occur. In general, these assets, liabilities and contracts will be those relating to the newspaper publishing businesses of Scripps Spinco and Journal Spinco. These assets, liabilities and contracts, and substantially all employees of the Scripps and Journal newspaper businesses, will become ours upon consummation of the newspaper mergers.

Cash Contribution from Journal. Immediately prior to the spin-offs, Journal will make a cash contribution of $10 million to Journal Spinco, which we refer to as the Journal cash contribution. This cash will be an asset of ours effective with the closing of the newspaper mergers.

Credit Facility. Following the closing of the newspaper mergers, we expect to have in place a secured revolving credit facility. For more information about the expected terms, conditions and restrictions of such credit facility, see “Risk Factors-Risk Factors Relating to Our Business--Any financing arrangements we may enter into may subject us to various restrictions that could limit our operating flexibility” at page ____.

Spin-offs of Scripps Spinco and Journal Spinco. Prior to the newspaper mergers, Scripps and Journal will deposit all of the outstanding shares of common stock of Scripps Spinco and Journal Spinco, respectively, with the exchange agent for the benefit of the holders of record of Scripps and Journal common stock, respectively, on ___________, 2015, the record date for the distributions. In connection with the distributions, which we refer to as the spin-offs, Scripps and Journal will each deposit a single certificate representing all of the outstanding shares of common stock of Scripps Spinco and Journal Spinco, respectively, with the exchange agent on the closing date. These shares will be held in custody for the benefit of the holders of record of shares of Scripps common stock and Journal common stock on the record date pending conversion of such shares into shares of our common stock in the newspaper mergers. After the spin-offs, Scripps and Journal will not retain any ownership interest in Scripps Spinco or Journal Spinco.

The Mergers of Scripps Spinco and Journal Spinco with Subsidiaries of Journal Media Group. Immediately after the spin-offs, Desk NP Merger Co., a Wisconsin corporation and wholly-owned subsidiary of Journal Media Group, will merge with and into Scripps Spinco, with Scripps Spinco as the surviving corporation. Simultaneously, Boat NP Merger Co., a Wisconsin corporation and wholly-owned subsidiary of Journal Media Group, will merge with and into Journal Spinco, with Journal Spinco as the surviving corporation. At the effective time of the newspaper mergers, Scripps Spinco and Journal Spinco will become wholly-owned subsidiaries of Journal Media Group, and the shares of Scripps Spinco and Journal Spinco common stock will be converted into shares of our common stock. Each Scripps shareholder will be entitled to receive 0.2500 shares of our common stock in respect of each Scripps common share held on the record date, prior to the Scripps newspaper spin-off, and each Journal shareholder will be entitled to receive 0.1950 shares of our common stock in respect of each share of Journal common stock held on the record date, prior to the Journal newspaper spin-off. If a holder of Scripps or Journal shares sells such shares prior to or on the closing date of the newspaper mergers, such holder may also be selling the right to receive shares of our common stock. Such shareholder is encouraged to consult with his financial advisor regarding the specific implications of selling his Scripps or Journal shares prior to or on the closing date of the newspaper mergers. Scripps shareholders and Journal shareholders will initially own approximately 59% and 41%, respectively, of the outstanding shares of our common stock.

Distribution Procedures. Prior to the closing, we will deposit with the exchange agent for your benefit the shares of our common stock issuable to you in the newspaper mergers. At the closing, Scripps and Journal will instruct the exchange agent to make book-entry credits for the shares of our common stock that you are entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Fractional Shares. You will not receive fractional shares of our common stock in the newspaper mergers. The exchange agent will aggregate and sell on the open market the fractional shares of our common stock that would otherwise be issued in the newspaper mergers. If you are entitled to receive a fractional share of our common stock in connection with the newspaper mergers, you will receive the net cash proceeds of the sale attributable to such fractional share.

The following diagrams illustrate the different steps, ownership positions and transfers associated with the newspaper mergers:

Existing Structure and Journal Cash Contribution

Spin-Offs of Scripps Spinco and Journal Spinco
(Pro rata, share for share)

Mergers of Scripps Spinco and Journal Spinco under Journal Media Group
Exchange of Scripps Spinco shares and Journal Spinco shares for Journal Media Group shares

Post-Newspaper Transaction Structure

Broadcast Merger Transaction

Broadcast Merger. Immediately following completion of the newspaper mergers, Journal will merge into a wholly owned subsidiary of Scripps, thereby effecting the combination of the broadcast businesses of Scripps and Journal. Each share of Journal class A common stock and class B common stock will be converted into 0.5176 Scripps class A common shares. The following diagrams illustrate the broadcast merger and the structure of Scripps following that merger.

Scripps Structure Following Broadcast Merger

Conditions to Completion of the Transactions

The master transaction agreement contains customary closing conditions that apply to the obligations of Scripps and Journal to consummate the newspaper mergers, the broadcast merger and the other transactions contemplated hereby. Many of the closing conditions, including obtaining certain regulatory approvals, have been satisfied as of the date of this prospectus. The shareholder approvals and certain other closing conditions must be completed prior to closing.

Relationship with the Parent Companies after the Newspaper Mergers

We will be an independent, publicly traded company after the newspaper mergers. There will be no overlap between our board of directors and executive management team and the board of directors and executive management team of Scripps following completion of the newspaper mergers and the broadcast merger. Descendants of the founder of Scripps, who control Scripps through the Scripps Family Agreement, will not control us, and the common stock that Scripps family members own in our company will not be subject to the Scripps Family Agreement.

Dividend Policy

Currently, we do not intend to pay dividends on our common stock in the foreseeable future. Instead, we intend to retain all available funds and any future earnings for use in the operation of our business.

Directors and Executive Officers

Our initial board of directors is expected to consist of seven members. The non-executive chairman of our board will be Steven J. Smith, the current Chairman and the Chief Executive Officer of Journal. Timothy E. Stautberg, the current Senior Vice President, Newspapers of Scripps, will be on our board as well, and will be our President and Chief Executive Officer. Mary Ellen Stanek and Jonathan Newcomb, each of whom are current independent directors of Journal, and Stuart Aitken, who is not a director of Scripps or Journal, will also be members of our board. No other prospective directors have been identified as yet.

Our executive management team will consist of Timothy E. Stautberg, President and Chief Executive Officer; Jason R. Graham, Senior Vice President, Chief Financial Officer and Treasurer; Marty V. Ozolins, Vice President and Controller; and Elizabeth F. Brenner, Vice President, Regional Publisher, and President and Publisher, Milwaukee Journal Sentinel. No other prospective executive officers have been identified as yet.

Shareholder Rights

Your rights as Journal Media Group shareholders will be governed by the Wisconsin Business Corporation Law, which we refer to as the WBCL, and our amended and restated articles of incorporation and bylaws.

Capital Stock

Our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share, and we expect that approximately 25 million shares of our common stock will be issued and outstanding immediately following the newspaper mergers. No shares of our preferred stock will be outstanding at such time.

Listing and Trading of Our Common Stock

Our common stock is expected to be listed on the NYSE under the symbol “JMG.” The shares of our common stock distributed to Scripps and Journal shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Shares of our common stock issued in the newspaper mergers and beneficially owned by our affiliates may be resold or otherwise transferred, without registration, commencing 90 days after the closing of the transactions, as long as such sales are in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144, or as otherwise permitted under the Securities Act of 1933, as amended. See “The Transactions - Listing and Trading of Our Common Stock” and "The Transactions - Resale of Our Common Stock" beginning on page __.

U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Newspaper Mergers,” for U.S. federal income tax purposes, (i) no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Newspaper Mergers”) of Scripps common shares as a result of the Scripps newspaper contribution, Scripps newspaper spin-off, or Scripps newspaper merger, except with respect to any cash received by Scripps shareholders in lieu of fractional shares of Journal Media Group, and (ii) no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Journal common stock as a result of the Journal newspaper contribution, Journal newspaper spin-off, or Journal newspaper merger, except with respect to any cash received by Journal stockholders in lieu of fractional shares of Journal Media Group.

A U.S. Holder of Scripps common shares or Journal common stock who receives cash in lieu of a fractional share will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Scripps common shares or Journal common stock, as relevant, exceeds one year.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Newspaper Mergers,” no gain or loss will be recognized by, or includible in the income of, Scripps or Scripps Spinco as a result of the Scripps newspaper contribution, Scripps newspaper spin-off, or Scripps newspaper merger. No gain or loss will be recognized by, or includible in the income of, Journal or Journal Spinco as a result of the Journal newspaper contribution or Journal newspaper merger. As a result of the application of Section 355(e), in the Journal newspaper spin-off, Journal will recognize gain but not loss on the distribution of shares of Journal Spinco common stock to the extent the fair market value of such shares exceeds Journal’s tax basis in such shares.

Post-Closing Indemnities

After completion of the transactions, Scripps will indemnify us, and we will indemnify Scripps, for all damages, liabilities and expenses resulting from a breach by Scripps or us of its or our covenants contained in the master transaction agreement. Additionally, after completion of the transactions, Scripps will indemnify us for all damages, liabilities and expenses incurred by us relating to the entities, assets and liabilities retained by Scripps and Journal, and we will indemnify Scripps for all damages, liabilities and expenses incurred by Scripps and Journal relating to our entities, assets and liabilities. The representations and warranties in the master transaction agreement will not survive the closing.

In addition, Scripps will indemnify us, and we will indemnify Scripps, for all damages, liabilities and expenses resulting from a breach by Scripps or us of any of its or our representations, warranties or covenants contained in certain other agreements entered into in connection with the master transaction agreement. See “Additional Agreements” beginning on page ___.

Accounting Treatment

The newspaper mergers will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps treated as the accounting acquirer.

Emerging Growth Company Implications

We qualify as an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding our executive compensation arrangements and exemptions from the requirements of holding non-binding advisory votes on executive compensation.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Risk Factors

You should review the risks relating to our business and ownership of our common stock described in “Risk Factors” beginning on page __.

Termination of the Master Transaction Agreement

Termination. The master transaction agreement may be terminated at any time prior to the consummation of the transactions:

•	by mutual written agreement of Scripps and Journal;

•	by either Scripps or Journal:

•	if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable order permanently prohibiting or making the transactions unlawful; or

•	if the closing of the transactions has not occurred on or before September 30, 2015, which we refer to as the “end date”.

•	by Scripps:

•	if the closing conditions cannot be satisfied by the end date, so long as a breach of the agreement by Scripps is not the reason such conditions cannot be satisfied.

•	by Journal:

•	if the closing conditions cannot be satisfied by the end date, so long as a breach of the agreement by Journal is not the reason such conditions cannot be satisfied.

Termination Fee. If either Scripps or Journal breaches its obligation to complete the transactions, it will pay to the other a termination fee equal to approximately $15.8 million, plus expenses up to $7.5 million, unless the other party is successful in obtaining a final court order requiring it to complete the transactions.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA OF THE NEWSPAPER BUSINESSES

The following summary selected financial data of Scripps Newspapers and JRN Newspapers and pro forma financial data of Journal Media Group are derived from the audited and unaudited financial statements of Scripps Newspapers and JRN Newspapers for the periods presented and the unaudited pro forma condensed combined financial statements of Journal Media Group included elsewhere in this prospectus. You should read this information in conjunction with the other financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Scripps Newspapers and JRN Newspapers included in this prospectus. See also "Unaudited Pro Forma Condensed Combined Financial Information" and "Index to Newspaper Carve-Out Financial Statements."

Summary Selected Financial Data of Scripps Newspapers

The following table sets forth the summary selected historical financial data of Scripps Newspapers. The following summary selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and notes thereto of Scripps Newspapers, as well as other financial information related to Scripps Newspapers, each of which is included elsewhere in this prospectus. The following table sets forth summary selected financial data of Scripps Newspapers as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and as of and for the nine months ended September 30, 2014 and 2013. The financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from financial statements of Scripps Newspapers, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The financial data as of and for the nine months ended September 30, 2014 and 2013 have been derived from unaudited financial statements of Scripps Newspapers. The financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from unaudited financial statements of Scripps Newspapers. In the opinion of management of Scripps Newspapers, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the unaudited financial data have been reflected therein.

	Nine Months Ended September 30,		For the years ended December 31,
(in millions)	2014	2013	2013	2012	2011	2010	2009

Summary of Operations
Total operating revenues	$275.2	$281.0	$384.2	$399.1	$414.7	$432.8	$454.0
(Loss) income from continuing operations, before provision for taxes	(23.2)	(19.5)	(18.9)	(11.7)	(24.2)	5.3	(17.7)
(Loss) income from continuing operations	(23.4)	(19.6)	(16.8)	(12.0)	(24.9)	5.3	(3.9)
Depreciation and amortization of intangibles	12.9	12.9	17.2	18.9	21.9	26.3	24.9

Balance Sheet Data
Total assets	233.1	251.7	256.3	271.6	290.9	321.9	353.8
Long-term debt (including current portion)	—	—	—	—	—	—	—
Notes to Selected Financial Data
The five-year financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Scripps Newspapers and the combined financial statements and notes thereto included elsewhere herein.

2011 — A $9 million non-cash charge was recorded to reduce the carrying value of long-lived assets at four of our newspapers.

Summary Selected Financial Data of JRN Newspapers

The following table sets forth the summary selected historical financial data of JRN Newspapers. The following summary selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and notes thereto of JRN Newspapers, as well as other financial information related to JRN Newspapers, each of which is included elsewhere in this prospectus.

The following table sets forth the summary selected financial data of JRN Newspapers as of December 29, 2013, December 30, 2012, December 25, 2011, December 26, 2010 and December 27, 2009 and for the fiscal years ended December 29, 2013, December 30, 2012, December 25, 2011, December 26, 2010 and December 27, 2009 and as of and for the three quarters ended September 28, 2014 and September 29, 2013. The financial data as of December 29, 2013 and December 30, 2012 and for the fiscal years ended December 29, 2013, December 30, 2012, December 25, 2011 have been derived from financial statements of JRN Newspapers, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The financial data as of and for the three quarters ended September 28, 2014 and September 29, 2013 have been derived from unaudited financial statements of JRN Newspapers. The financial data as of December 25, 2011, December 26, 2010 and December 27, 2009 and for the fiscal years ended December 26, 2010 and December 27, 2009 have been derived from unaudited financial statements of JRN Newspapers. In the opinion of management of JRN Newspapers, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the unaudited financial data have been reflected therein.

	Three quarters ended
	Sept. 28,	Sept. 29,	For the fiscal years ended
(in millions)	2014	2013	2013	2012	2011	2010	2009

Summary of Operations
Total operating revenues	$108.9	$111.8	$153.3	$163.8	$167.2	$176.2	$187.4
Income from continuing operations, before provision for taxes	5.1	4.4	10.3	9.1	12.2	12.8	11.0
Income from continuing operations	3.1	2.6	6.1	5.6	7.6	8.1	6.7
Depreciation and amortization of intangibles	5.0	5.3	7.1	9.2	10.4	11.4	12.2

Balance Sheet Data
Total assets	95.7	101.1	103.2	112.8	119.5	130.1	146.3
Long-term debt (including current portion)	7.6	9.0	13.0	17.1	13.8	19.1	13.7
Notes to Selected Financial Data
The five-year financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of JRN Newspapers and the combined financial statements and notes thereto included elsewhere herein.

Summary Selected Unaudited Pro Forma Condensed Financial Data of Journal Media Group

The unaudited pro forma condensed combined financial information of Journal Media Group is based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers adjusted to give effect to (1) the Scripps Newspapers and JRN Newspapers spin-off from their respective parent companies, Scripps and Journal, (2) the contribution of cash from Journal to JRN Newspapers prior to the spin-off, and (3) the distribution of Journal Media Group common stock to the shareholders of Scripps and Journal.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 was prepared using (1) the audited combined statement of operations of Scripps Newspapers for the year ended December 31, 2013 and (2) the audited combined statement of operations of JRN Newspapers for the year ended December 29, 2013, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, was prepared using (1) the unaudited combined statement of operations of Scripps Newspapers for the nine months ended September 30, 2014 and (2) the unaudited combined statement of operations of JRN Newspapers for the three quarters ended September 28, 2014, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet was prepared using (1) the unaudited combined balance sheet of Scripps Newspapers as of September 30, 2014 and (2) the unaudited combined balance sheet of JRN Newspapers as of September 28, 2014, each of which is included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and the nine months ended September 30, 2014, gives effect to the transactions as if they occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if they had occurred on September 30, 2014.

The newspaper mergers will be accounted for using the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps Newspapers treated as the accounting acquiror. Under the acquisition method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of JRN Newspapers. We expect to complete at a later date appraisals of JRN Newspapers assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon these appraisals may be materially different from that reflected in the unaudited pro forma condensed financial statements presented herein.

Upon closing the transactions, Scripps and Journal expect to implement a plan to integrate the operations of Scripps Newspapers and JRN Newspapers which will generate certain non-recurring charges. Management cannot currently identify the timing, nature and amount of such charges. Such charges (which may be substantial) could affect the results of Journal Media Group in the period in which such charges are incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the transactions. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical carve-out financial statements and accompanying notes of Scripps Newspapers and JRN Newspapers that are included in this prospectus.

The unaudited pro forma condensed financial statements are not necessarily indicative of the results that actually would have been achieved had the transactions been completed on the dates indicated and should not be taken as representative of the future consolidated results of operations or financial condition of Journal Media Group.

	Nine months ended September 30,	Year ended December 31,
(in thousands)	2014	2013

Summary of Operations
Total operating revenues	$384,149	$537,547
Net loss	(19,416)	(8,794)

Net loss per share - basic and fully diluted	$(0.81)	(0.36)

Depreciation and amortization of intangibles	19,570	26,198

Balance Sheet Data
Total assets	$413,668
Long-term debt (including current portion)	—

COMPARATIVE PER SHARE DATA

The following table presents, for the year ended December 31, 2013 and as of and for the nine months ended September 30, 2014, selected pro forma per share information of Journal Media Group on an unaudited pro forma basis as if the transactions had been effective for the period presented, which we refer to as "pro forma combined" information. The Scripps per share equivalent information presented below is calculated by multiplying the pro forma combined amounts for Journal Media Group by 0.2500, which is the number of shares of common stock of Journal Media Group to be received for each share of Scripps common stock. The Journal per share equivalent information presented below is calculated by multiplying the pro forma combined amounts for Journal Media Group by 0.1950, which is the number of shares of common stock of Journal Media Group to be received for each share of Journal common stock.

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014

Journal Media Group
Net loss - basic
Pro forma	$(0.36)	$(0.81)
Scripps equivalent	(0.09)	(0.20)
Journal equivalent	(0.07)	(0.16)

		As of September 30, 2014

Book value
Pro forma	N/A	12.68
Scripps equivalent	N/A	3.17
Journal equivalent	N/A	2.47

This information is only a summary and it is not necessarily an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or the results that may be achieved in the future. The December 31, 2013 and September 30, 2014 selected comparative per share information of Journal Media Group was derived from the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers.

This information should be read in conjunction with the unaudited pro forma condensed combined financial information of Journal Media Group which is based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers adjusted to give effect to (1) the Scripps Newspapers and JRN Newspapers spin-off from their respective parent companies, Scripps and Journal, (2) the contribution of cash from Journal to JRN Newspapers prior to the JRN Newspapers spin-off, and (3) the distribution of Journal Media Group common stock to the shareholders of Scripps and Journal. The unaudited pro forma condensed combined financial information of Journal Media Group and the historical carve-out financial statements of Scripps Newspapers and JRN newspapers are included in this prospectus.

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information included in this prospectus, in evaluating our company and our common stock. If any of the risks described below actually occurs, it could have a material adverse effect on our business, financial results, financial condition and/or stock price.

Risk Factors Relating to Our Business

We have no history operating as a stand-alone, publicly traded company on which you can evaluate our performance.

We have no operating history as a combined business or as a stand-alone, publicly traded company. Accordingly, there can be no assurance that our business strategy and operations will be successful. We may not be able to grow or integrate our business as planned and may not be profitable.

No historical financial statements showing our operation of the newspaper publishing businesses of Scripps and Journal as a combined, stand-alone company exist upon which you can evaluate our prospects.

Since we have not operated the newspaper publishing businesses of Scripps and Journal on a combined, stand-alone basis, we do not have any historical financial statements as an independent, stand-alone company upon which you can evaluate us.

The historical and pro forma financial information contained in this prospectus may not be indicative of our future results as a stand-alone, publicly traded company.

The historical carve-out financial statements of the Scripps newspaper business and the Journal newspaper business and the pro forma financial statements giving effect to the newspaper mergers have been created from Scripps’ and Journal’s financial information. Accordingly, the historical carve-out and pro forma financial information for the newspaper businesses included in this prospectus may not reflect what our financial position, results of operations and cash flows would have been had those businesses been operated as a combined business and a stand-alone, publicly traded company during the periods presented. Nor may such information be indicative of what our results of operations, financial position and cash flows may be in the future. This is primarily a result of the following factors:

•
the historical carve-out financial statements do not reflect certain changes that will occur in our funding and operations as a result of the separation of Scripps Spinco and Journal Spinco from Scripps and Journal, respectively;

•
our financial information reflects estimated allocations for services historically provided by our parent companies to Scripps Spinco and Journal Spinco, and we expect these allocations to be different from the costs we will incur for these services in the future; and

•
the historical financial information and pro forma adjustments do not reflect the potential for increased or duplicative costs we may incur in becoming a stand-alone, publicly traded company, such as costs attributable to transition service agreements we will have with Scripps, or changes in historical cost structure due to our differing personnel needs, financing activities and operations.

For these or other reasons, our future financial performance may be worse than the performance implied by the historical carve-out information of Scripps newspapers and Journal newspapers and our pro forma financial information presented in this prospectus.

For additional information about the past financial performance of each of the combined businesses, please see “Unaudited Pro Forma Condensed Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical carve-out financial statements and the accompanying notes of Scripps newspapers and Journal newspapers included elsewhere in this prospectus.

The integration of the newspaper businesses of Journal and Scripps will be time consuming, may distract our management from operations, and will be expensive, all of which could have a material adverse effect on our operating results.

If we are not successful in integrating the newspaper operations of Scripps and Journal, or if the integration is more difficult or costly than anticipated, we may experience disruptions to our operations. A difficult or unsuccessful integration of these businesses would likely have a material adverse effect on our results of operations.

Some of the risks that may affect our ability to integrate or realize any anticipated benefits include those associated with:

•	adverse effects on employees and business relationships with customers and suppliers;

•	difficulties in conforming standards, processes, procedures and controls of the businesses;

•	difficulties in transferring processes and know-how;

•	difficulties in the assimilation of acquired operations, technologies or products; and

•	diversion of management’s attention from business concerns.

We will need to either contract for or internally develop a number of key services and functions that our parent companies have historically provided.

We have not previously performed the various corporate functions required of a publicly traded company. Scripps and Journal, the parent companies, have historically performed many important corporate functions for each of the businesses and will continue to do so before the newspaper mergers, including finance, treasury, tax administration, risk management, accounting, internal audit, financial reporting, legal, regulatory, human resources, employee benefit administration, communications, information technology, digital and business development services. After the transactions close, Scripps will provide a number of services to us for a limited time under the transition services agreement. When these transition services cease to be provided, we will need to replace these services internally or through third parties. The services obtained from Scripps will be provided at fair market value, which nonetheless may be higher than the costs borne in the past. Replacement services may be available only on terms that are less favorable to us, or may not be available to us at all.

We will also need to replicate certain facilities, systems and infrastructure to which we will no longer have access, as well as hire new employees to provide these services. There can be no assurance that we will be able to obtain these services or hire the necessary employees at similar cost-levels or at all. In addition, our management will have to spend considerable time in building an independent infrastructure for corporate, administrative and information technology functions. These initiatives will be costly to implement, and the scope and complexity of these projects may be materially higher than expected.

If we do not have adequate systems and business functions of our own or cannot obtain them from third party providers at an acceptable cost, we may not be able to operate our business effectively, which could have a material adverse effect on profitability.

We may not realize the benefits expected by combining the newspaper businesses of Scripps and Journal into a new publicly traded company and may experience increased costs after the newspaper mergers that could decrease overall profitability.

Before the newspaper mergers, our business was part of two separate public companies. We may experience difficulties in integrating the two businesses into one company, and the newspaper mergers may result in increased costs and inefficiencies in our business operations and management. Integration of our businesses may cost significantly more or take longer than anticipated, which could decrease profitability or otherwise impact expected cost-savings. In addition, prior to the newspaper mergers our businesses took advantage of the economies of scale of Scripps and Journal. As a separate, standalone, publicly traded company, we may be unable to obtain goods, services and technology at prices or on terms as favorable as those obtained prior to the newspaper mergers, which could decrease overall profitability. Furthermore, we may not be successful in transitioning from the services and systems provided by Scripps and Journal and may incur substantially higher costs for implementation than currently anticipated. At such point in time as we begin to operate these functions independently, if we do not have in place adequate systems and business functions, or outsource them from other providers, we may not be able to operate our business effectively or at comparable costs, which may have a material adverse effect on our profitability. Failure on our part to realize the anticipated benefits of the newspaper mergers, including, without limitation, the anticipated cost-

savings resulting from operating synergies and growth opportunities from combining the businesses, could have a material adverse effect on our profitability.

Restrictions on our operations, and our obligations to indemnify Scripps and its shareholders in connection with the tax-free treatment of the spin-offs and newspaper mergers, could materially and adversely affect us.

Certain tax-related restrictions and indemnities set forth in the tax matters agreements agreed to by Scripps, Journal and us in order to maintain the tax-free treatment of the spin-offs and newspaper mergers limit our discretion in the operation of our business and could adversely affect us. Under these provisions, we:

•	have generally undertaken to maintain the current newspaper business of Scripps and Journal as an active business for a period of two years following the completion of the newspaper mergers;

•
are generally restricted, for a period of two years following the newspaper mergers, from (i) reacquiring our stock, (ii) issuing stock to any person other than as compensation for services, (iii) making changes in equity structure, (iv) liquidating, merging or consolidating certain of our subsidiaries, (v) transferring certain material assets except in the ordinary course of business, and (vi) entering into negotiations with respect to, or consenting to, certain acquisitions of our stock;

•
are generally restricted from taking any other action (including an action that would be inconsistent with the representations relied upon by Scripps and Journal described above) that could jeopardize the tax-free status of the spin-offs; and

•
have generally agreed to indemnify Scripps and Journal for taxes and related losses incurred as a result of the spin-offs (other than the spin-off of Journal Spinco, which will be taxable to Journal) failing to qualify as tax-free transactions provided such taxes and related losses are attributable to any act, failure to act or omission by us or our subsidiaries, including our failure to comply with applicable representations, undertakings and restrictions placed on our actions under the tax matters agreements.

These prohibitions could discourage, delay or prevent equity financings, acquisitions, investments, strategic alliances, mergers and other transactions, possibly resulting in a material adverse effect on our business. In addition, any indemnity obligations to Scripps or Journal could have a material adverse effect on our financial position and liquidity.

Any financing arrangements we may enter into may subject us to various restrictions that could limit operating flexibility.

We currently expect to enter into a credit facility prior to the completion of the transactions and we expect that the credit facility will contain certain covenants and other restrictions that, among other things, will require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to pay dividends, incur additional indebtedness and create liens. The restrictions and covenants in any such financing arrangements may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources of Journal Media Group, beginning on page ___ of this prospectus”

We will no longer be able to rely on Scripps and Journal for diversification of business risk or to provide capital resources.

Before the newspaper mergers, the newspaper businesses were operated as separate businesses of two different companies. Following the newspaper mergers, our ability to satisfy obligations and maintain profitability will be solely dependent upon our performance, and we will not be able to rely upon the financial and other resources of Scripps and Journal.

We may be required to satisfy certain indemnification obligations to our former parent companies or may not be able to collect on indemnification rights from our former parent companies.

Under the terms of the master transaction agreement, Scripps (as successor to Journal) will indemnify us, and we will indemnify Scripps (as successor to Journal), for all damages, liabilities and expenses resulting from a breach by the applicable party of the covenants contained in the master transaction agreement that continue in effect after the closing. Scripps (as successor to Journal) will indemnify us for all damages, liabilities and expenses incurred by us relating to the entities, assets and liabilities retained by Scripps or Journal, and we will indemnify Scripps (as successor to Journal) for all damages, liabilities and expenses incurred by us relating to our entities, assets and liabilities.

In addition, Scripps will indemnify us, and we will indemnify Scripps for all damages, liabilities and expenses resulting from a breach by the other of any of the representations, warranties or covenants contained in the tax matters agreements. We will also indemnify Scripps for all damages, liabilities and expenses arising out of any tax imposed with respect to the Scripps Spinco spin-off if such tax is attributable to any act, any failure to act or any omission by us or any of our subsidiaries. Scripps will indemnify us for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on us or our subsidiaries because Scripps Spinco or Journal Spinco was part of the consolidated return of Scripps or Journal, and we will indemnify Scripps for all damages, liabilities and expenses relating to post-closing taxes of ours or our subsidiaries.

The indemnification obligations described above could be significant and we cannot presently determine the amount, if any, of indemnification obligations for which we will be liable or for which we will seek payment from Scripps. Our ability to satisfy these indemnities will depend upon future financial performance. Similarly, the ability of Scripps to satisfy any such obligations to us will depend on its future financial performance. We cannot assure you that we will have the ability to satisfy any substantial obligations to Scripps or that Scripps (including Scripps as successor to Journal) will have the ability to satisfy any substantial indemnity obligations to us.

Decreases in advertising spending, resulting from economic downturn, war, terrorism, advertiser consolidation or other factors, could adversely affect our financial condition and results of operations.

Had we operated as an independent company in 2013, approximately 60% of our revenue would have been generated from the sale of local, regional and national advertising appearing in newspapers and shoppers. Advertisers generally reduce their advertising spending during economic downturns and some advertisers may go out of business or declare bankruptcy. The merger or consolidation of advertisers, such as in the banking and airline industries, also generally leads to a reduced amount of collective advertising spending. A recession or economic downturn, as well as a consolidation of advertisers in the future could have an adverse effect on our financial condition and results of operations. Terrorist attacks or other wars involving the United States or any other local or national crisis could also adversely affect our financial condition and results of operations.

Additionally, some of our printed publications are expected to generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry. As a result, even in the absence of a recession or economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse effect on our financial condition and results of operations.

In addition, we expect advertising revenue and subscription revenue to depend upon a variety of other factors specific to the communities that we will serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores and local economic conditions in general. If the population demographics, prevailing retail environment or local economic conditions of a community to be served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected.

We will operate in highly competitive markets, and during a time of rapid competitive changes, we may lose market share and advertising revenue to competing publications, or other competitors, as well as through consolidation of competitors or changes in advertisers’ buying strategies.

Our businesses will operate in highly competitive markets. Our newspapers, shoppers and Internet sites will compete for audiences and advertising revenue with other newspapers, television and radio stations, shoppers and Internet sites as well as with other media such as magazines, outdoor advertising, direct mail and the evolving mobile and digital advertising space. Some of our potential competitors have greater financial, marketing and programming resources than we will or, even if smaller in size or in terms of financial resources, a greater ability to create digital niche products and communities and may respond faster or more aggressively to changing competitive dynamics. This competition has intensified as a result of digital media technologies. While the amount of advertising on Journal’s and Scripps’ digital products has continued to increase, each of Journal and Scripps has experienced, and in the future we may continue to experience, a decrease in advertising revenues.

In newspapers and shoppers, our revenue is expected to primarily consist of advertising revenue and subscription revenue. Competition for advertising expenditures and subscription revenue is expected to come from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, Yellow Pages, digital Internet and mobile products and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for subscription revenue is based largely upon the content of the newspaper, its price, editorial quality and customer service. Our local and regional competitors in community publications are typically unique to each market, but we will have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Subscription revenue and our ability to achieve price increases for our print products will be affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid print and digital subscriptions. If we are not able to compete effectively for advertising expenditures and paid print and digital subscriptions, our revenue may decline and our financial condition and results of operations may be adversely affected.

The print newspaper business is in secular decline. Our profitability may be adversely affected if we are not successful in creating other revenue opportunities or in aligning costs with declining revenues.

In recent years, the advertising industry generally has experienced a secular shift toward digital advertising and away from other traditional media. In addition, Scripps’ and Journal’s newspaper circulation has declined, reflecting general trends in the newspaper industry, including consumer migration toward the Internet and other media for news and information. We expect to face increasing competition from other digital sources for both advertising and subscription revenues. This competition has intensified as a result of the continued development of digital media technologies. Distribution of news, entertainment and other information over the Internet, as well as through smartphones, tablets and other devices, continues to increase in popularity. These technological developments are increasing the number of media choices available to advertisers and audiences. As media audiences fragment, we expect advertisers to continue to allocate larger portions of their advertising budgets to digital media.

In response to the ongoing secular changes, we must continually monitor and align cost structure to declining revenues. The alignment of our costs includes measures such as reduction in force initiatives, standardization and centralization of systems and processes, outsourcing of certain financial processes and the implementation of new software for circulation, advertising and editorial systems.

If we are not successful in creating other revenue opportunities, developing digital media or aligning costs with declining revenues, our profitability could be adversely affected.

We expect a significant portion of operating cost to come from newsprint, so an increase in price or reduction in supplies may adversely affect our operating results.

We expect newsprint to be a significant portion of our operating costs. The price of newsprint has historically been volatile, and increases in the price of newsprint could materially reduce our operating results. In addition, the continued reduction in the capacity of newsprint producers increases the risk that supplies of newsprint could be limited in the future. Our publishing business may suffer if there is a significant increase in the cost of newsprint or a reduction in the availability of newsprint.

Changes relating to consumer information collection and use could adversely affect our ability to collect and use data, which could harm our business.

Public concern over methods of information gathering has led to the enactment of legislation in most jurisdictions that restricts the collection and use of consumer information. Our publishing business is expected to rely in part on telemarketing sales, which are affected by “do not call” legislation at both the federal and state levels. We also expect to engage in e-mail marketing and the collection and use of consumer information in connection with our publishing businesses and our growing digital efforts. Further legislation, government regulations, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide information to our customers or otherwise utilize telemarketing or e-mail marketing or distribute our digital products across multiple platforms, and could adversely affect our results of operations.

Decreases in circulation may adversely affect subscription revenues, and circulation decreases may accelerate as we offer expanded digital content and digital subscriptions.

Advertising and subscription revenues are affected by the number of subscribers and single copy purchasers, readership levels and overall audience reach. The newspaper industry as a whole is experiencing difficulty maintaining paid print circulation and related revenues. This is due to, among other factors, increased competition from new media products and sources other than traditional newspapers (often free to users), and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. In addition, our planned expanded digital content and new digital subscriptions could negatively impact print circulation volumes if readers cancel subscriptions.

A prolonged decrease in circulation could have a material effect on our revenues, particularly if we are not able to otherwise grow readership levels and overall audience reach. To maintain Journal’s and Scripps’ circulation base, we may incur additional costs, and we may not be able to recover these costs through subscription and advertising revenues.

If we are unable to respond to changes in technology and evolving industry standards and trends, our publishing operations may not be able to effectively compete.

The publishing industry is being challenged by the preferences of today’s “on demand” culture, particularly among younger segments of the population. Some consumers prefer to receive all or a portion of their news in new media formats and from sources other than traditional newspapers. Information delivery and programming alternatives such as the Internet, various mobile devices, electronic readers, cable, direct satellite-to-home services, pay-per-view and home video and entertainment systems have fractionalized newspaper readership. New digital subscription offerings may not attract readers in sufficient numbers to generate significant revenues or offset losses in paid print subscription revenues. The shift in consumer behaviors has the potential to introduce new market competitors or change the means by which traditional newspaper advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new products or services that could compete with these evolving technologies.

Following completion of the transactions, we will face cybersecurity and similar risks, which could result in the disclosure of confidential information, disruption of our operations, damage to our brands and reputation, legal exposure and financial losses.

Security breaches, computer malware or other “cyber attacks” could harm our business by disrupting our delivery of services, jeopardizing our confidential information and that of our vendors and clients, and damaging our reputation. Our operations are expected to routinely involve receiving, storing, processing and transmitting sensitive information. Although we will monitor our security measures regularly and believe we are not in a key target industry, any unauthorized intrusion, malicious software infiltration, theft of data, network disruption, denial of service, or similar act by any party could disrupt the integrity, continuity, and security of our systems or the systems of our clients or vendors. These events could create financial liability, regulatory sanction, or a loss of confidence in our ability to protect information, and adversely affect our revenue by causing the loss of current or potential clients.

Risk Factors Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile, it will not be possible to predict how our common stock will perform, and you may not be able to sell your shares at or above the initial market price of our stock following the newspaper mergers.

Prior to the newspaper mergers, there has been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this prospectus;

•	if our business does not fit the investment objectives of the shareholders of our former parent companies, causing them to sell our shares after the newspaper mergers;

•	actual or anticipated fluctuations in our operating results;

•
for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance; and

•	general economic and industry conditions.

Accordingly, no assurances can be provided as to the prices at which trading in our common stock will occur after the transactions.

Certain provisions of our articles of incorporation and bylaws, and provisions of Wisconsin law, could delay or prevent a change of control that you may favor.

Provisions of our articles of incorporation and bylaws may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable or may impede the ability of the holders of our common stock to change our board or management. The provisions of our articles of incorporation and bylaws, among other things, will:

•	prohibit shareholder action except at an annual or special meeting, thus not allowing our shareholders to act by written consent;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders by requiring advance notice of such proposals or nominations;

•	regulate how special meetings of shareholders may be called; and

•
authorize our board of directors to issue preferred stock in one or more series, without shareholder approval. Under this authority, our board of directors could adopt a rights plan which could ensure continuity of management by rendering it more difficult for a potential acquiror to obtain control of us.

See “Description of Our Capital Stock and Shareholder Rights” at page _____ for a more detailed summary of these and other provisions in our articles of incorporation and bylaws.

Our indemnification obligations under the tax matters agreement entered into in connection with the newspaper mergers could prevent a change in control.

An acquisition of our stock or further issuance of our stock could cause Scripps or Scripps or Journal shareholders to recognize a taxable gain or income on the spin-off of Scripps Spinco. See “Material U.S. Federal Income Tax Consequences of the Newspaper Mergers.” Under the tax matters agreement we would be required to indemnify Scripps or Scripps or Journal shareholders, as the case may be, for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Our ability to pay dividends will be limited by our financial results and our credit facility; we do not anticipate paying any dividends in the foreseeable future.

We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay dividends or make other cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In connection with the newspaper mergers, we expect to enter into a credit facility providing for both term and revolving credit borrowings. The new facility will likely contain affirmative and negative covenants that, among other things, will require us to satisfy certain financial tests and maintain certain financial ratios. We expect that the new facility will likely also limit our ability to declare and pay dividends or make other distributions on our shares of common stock. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board of directors, which will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, and applicable contractual restrictions.

Our accounting and other management systems and resources may not be adequate to meet our reporting obligations as a public company.

The financial results of Journal’s and Scripps’ newspaper businesses previously were included within the consolidated results of Journal and Scripps, respectively, and we were not subject to the reporting and other requirements of the Exchange Act. As a result of the transactions, we will be subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Following a transition period after the transactions, we will be responsible for ensuring that all aspects of our business comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by an independent registered public accounting firm addressing these assessments. Although our management is expected to have experience with these reporting and related obligations, ensuring compliance with respect to our business may place significant demands on management, administrative and operational resources, including accounting systems and resources.

Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, which we refer to as the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus. These forward-looking statements relate to our outlook or expectations for earnings, revenues, results of operations, financing plans, expenses, competitive position or other future financial or business performance, strategies or expectations or the impact of legal or regulatory matters on our business, results of operations or financial condition. Specifically, forward-looking statements may include:

•	statements relating to our plans, intentions, expectations, objectives or goals, including those relating to the benefits of the newspaper mergers;

•
statements relating to our future performance, business prospects, revenue, income and financial condition and competitive position following the newspaper mergers, and any underlying assumptions relating to those statements; and

•
statements preceded by, followed by or that include the words “anticipate,” “approximate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will” or similar expressions.

These statements reflect our judgment based upon currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. With respect to these forward-looking statements, we have made assumptions regarding, among other things, customer growth and retention, pricing, operating costs, technology and the economic and regulatory environment.

Future performance cannot be ensured. Actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that could cause our actual results to differ include those set forth under “Risk Factors” beginning on page ____ as well as, among others, the following:

•	competition in the markets served by the newspaper businesses of Journal and Scripps, respectively;

•	the possibility that expected synergies and value creation from the newspaper mergers will not be realized, or will not be realized in the expected time period;

•	the risks that Journal’s and Scripps’ respective newspaper businesses will not be integrated successfully;

•	inability to retain and attract qualified personnel;

•	disruption from the newspaper mergers, making it more difficult to maintain business and operational relationships;

•	the risk that unexpected costs will be incurred;

•	our expectations regarding the period during which we qualify as an emerging growth company under the Jumpstart our Business Startups Act; and

•	changes in economic, business or political conditions, or licensing requirements or tax matters.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, ALL OF WHICH SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARDLOOKING STATEMENTS ATTRIBUTABLE TO US OR ANY PERSON ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED OR REFERRED TO IN THIS SECTION.

PARTIES TO THE TRANSACTIONS

The E.W. Scripps Company

The E.W. Scripps Company, headquartered in Cincinnati, Ohio, serves audiences and businesses through a portfolio of television, print and digital media brands. Scripps owns 21 local television stations as well as daily newspapers in 13 markets across the United States. It also runs an expanding collection of local and national digital journalism and information businesses. Following completion of the transactions, Scripps will own and operate television and radio stations serving twenty-seven markets and reaching 18% of U.S. television households, and will be the fifth largest independent television group in the country.

Scripps class A common shares are traded on the NYSE under the trading symbol “SSP.” Scripps common voting shares are not traded on any market. Scripps’ principal executive office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Journal Communications, Inc.

Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, newspaper publishing and digital media. Journal owns and operates or provides services to 14 television stations and 35 radio stations in 11 states. In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin.

Journal class A common stock is traded on the NYSE under the symbol “JRN.” Journal class B common stock is not traded on any market, but is convertible on a one-for-one basis into Journal class A common stock. Journal’s headquarters are located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Journal Media Group, Inc.

Originally incorporated as Boat NP Newco, Inc., Journal Media Group, Inc. which we sometimes refer to as "Journal Media Group," is a Wisconsin corporation currently owned equally by Scripps and Journal. Following the spin-off of the capital stock of Scripps Spinco and the spin-off of the capital stock of Journal Spinco, and the mergers of Desk NP Merger Co. into Scripps Spinco and Boat NP Merger Co. into Journal Spinco, the common stock of Journal Media Group will be issued to Scripps shareholders and Journal shareholders in exchange for the shares issued in connection with the spin-off of Scripps Spinco and Journal Spinco. Journal Media Group has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master transaction agreement. Following completion of the transactions, Journal Media Group will be the parent company of Scripps Spinco, which will own and operate what is now the Scripps newspaper business, and Journal Spinco, which will own and operate what is now the Journal newspaper business. Scripps shareholders will hold 59%, and Journal shareholders 41%, of the outstanding common stock of Journal Media Group at the completion of the transactions. Journal Media Group will be headquartered in Milwaukee and operate in 14 markets in the United States. The common stock of Journal Media Group is expected to be listed for trading on the NYSE under the symbol “JMG.” Journal Media Group’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Scripps Media, Inc.

Scripps Media, Inc., which we sometimes refer to as “Scripps Media,” is a Delaware corporation and a direct, wholly owned subsidiary of Scripps. Scripps Media owns and operates all of Scripps' broadcast television stations and all but two of its newspapers. The newspapers that are not operated by Scripps Media are owned by subsidiaries that are majority owned by Scripps. Following the completion of the transactions, Scripps Media will continue to be a direct, wholly owned subsidiary of Scripps and will continue to own and operate the broadcast television stations that it currently owns. Scripps Media’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Desk Spinco, Inc.

Desk Spinco, Inc., which we sometimes refer to as “Scripps Spinco” is a Wisconsin corporation and a direct, wholly owned subsidiary of Scripps Media. Scripps Spinco has been formed solely to effect the spin-off of the newspaper business of Scripps and facilitate the subsequent combination of the newspaper businesses of Scripps and Journal. Prior to the spin-off of common stock of Scripps Spinco to the shareholders of Scripps, the assets and liabilities of all of the newspapers owned and operated by Scripps Media will be contributed to Scripps Newspapers LLC, a Wisconsin limited liability company and wholly owned subsidiary of Scripps Media; and Scripps Media will contribute all of the membership interests of Scripps Newspapers LLC to Scripps Spinco. Following completion of the foregoing contributions, Scripps Media will distribute all of the capital stock of Scripps Spinco to Scripps. Scripps will then contribute to Scripps Spinco all of the capital stock that it owns in Memphis Publishing Company, which we refer to as “Memphis Publishing”, and Evansville Courier Company, Inc., which we refer to as “Evansville Courier.” Finally, Scripps will distribute the capital stock of Scripps Spinco to its shareholders. Following the distribution of the common stock of Scripps Spinco to Scripps shareholders, Scripps Newspaper Merger Sub (defined below) will merge into Scripps Spinco, which will thereby become a wholly owned subsidiary of Journal Media Group. Pursuant to such merger, Scripps shareholders will receive common stock of Journal Media Group in exchange for their Scripps Spinco common stock. Scripps Spinco has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master transaction agreement. Following completion of the transactions, Scripps Spinco will be a direct, wholly owned subsidiary of Journal Media Group and will own and operate what is now the Scripps newspaper business. Scripps Spinco’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Scripps NP Operating, LLC

Scripps NP Operating, LLC, a Wisconsin limited liability company (formerly Desk NP Operating, LLC), which we sometimes refer to as “Scripps Newspapers LLC,” is a wholly owned subsidiary of Scripps Media. Scripps Newspapers LLC was formed solely to facilitate the spin-off of the Scripps newspaper business. Prior to the spin-off, Scripps Media will contribute to Scripps Newspapers LLC, all of the assets and liabilities of the Scripps newspapers owned and operated by Scripps Media. Following the completion of the transactions, Scripps Newspapers LLC will be a direct, wholly owned subsidiary of Scripps Spinco and thus an indirect wholly owned subsidiary of Journal Media Group. Scripps Newspapers LLC has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master transaction agreement. Scripps Newspapers LLC’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Boat Spinco, Inc.

Boat Spinco, Inc., which we sometimes refer to as “Journal Spinco,” is a Wisconsin corporation that is a direct, wholly owned subsidiary of Journal. Journal Spinco has been formed to effect the spin-off of Journal’s newspaper business and facilitate the subsequent combination of the Scripps and Journal newspaper businesses. Prior to completion of the transactions, and as part of the transactions, Journal shall contribute to Journal Spinco all of the outstanding capital stock of its wholly owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc., prior to distributing all of the capital stock of Journal Spinco to the shareholders of Journal. Following such distribution of the common stock of Journal Spinco, Journal Newspaper Merger Sub (defined below) will merge into Journal Spinco, which will become a wholly owned subsidiary of Journal Media Group. Pursuant to such merger, Journal shareholders will receive common stock of Journal Media Group in exchange for their Journal Spinco common stock. Journal Spinco has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master transaction agreement. Following completion of the transactions, Journal Spinco will be a direct, wholly owned subsidiary of Journal Media Group and will own and operate what is now the Journal newspaper business. Journal Spinco’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Desk NP Merger Co.

Desk NP Merger Co., which we sometimes refer to as “Scripps Newspaper Merger Sub,” is a Wisconsin corporation and wholly owned subsidiary of Journal Media Group. Scripps Newspaper Merger Sub was formed solely to facilitate the combination of the Scripps and Journal newspaper businesses. As part of the transactions, Scripps Newspaper Merger Sub will merge into Scripps Spinco, which thereby shall become a wholly owned subsidiary of Journal Media Group. Pursuant to that merger, Scripps shareholders will receive common shares of Journal Media Group in exchange for the common shares in Scripps Spinco issued to effect the spin-off of the Scripps newspaper business. Scripps Newspaper Merger Sub has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master transaction agreement. Following completion of the transactions, Scripps Newspaper Merger Sub will cease to exist. Scripps Newspaper Merger Sub’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

Boat NP Merger Co.

Boat NP Merger Co., which we sometimes refer to as “Journal Newspaper Merger Sub,” is a Wisconsin corporation and wholly owned subsidiary of Journal Media Group. Journal Newspaper Merger Sub was formed solely to facilitate the combination of the Scripps and Journal newspaper businesses. As part of the transactions, Journal Newspaper Merger Sub will merge into Journal Spinco, which thereby shall become a wholly owned subsidiary of Journal Media Group. Pursuant to that merger, Journal shareholders will receive common shares of Journal Media Group in exchange for the common shares in Journal Spinco issued to effect the spin-off of the Journal newspaper business. Journal Newspaper Merger Sub has not carried out any activities to date, except for activities incidental to its formation or the transactions contemplated by the master transaction agreement. Following completion of the transactions, Journal Newspaper Merger Sub will cease to exist. Journal Newspaper Merger Sub’s office is located at 333 West State Street, Milwaukee, Wisconsin 53203 (telephone number: (414) 224-2000).

Desk BC Merger, LLC

Desk BC Merger, LLC, which we sometimes refer to as “Scripps Broadcast Merger Sub,” is a Wisconsin limited liability company and wholly owned subsidiary of Scripps. Scripps Broadcast Merger Sub was formed solely to effect the combination of the broadcast businesses of Scripps and Journal through the merger of Journal into Scripps Broadcast Merger Sub following the newspaper spin-offs and newspaper mergers. Scripps Broadcast Merger Sub has not carried out any activities to date, except activities incidental to its formation or the transactions contemplated by the master transaction agreement. Following completion of the transactions, Scripps Broadcast Merger Sub will be a direct, wholly owned subsidiary of Scripps and will own and operate what is now the Journal broadcast business. Scripps Broadcast Merger Sub’s office is located at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202 (telephone number: (513) 977-3000).

THE TRANSACTIONS

The following is a description of certain material aspects of the transactions. This description may not contain all of the information that may be important to you. The discussion of the transactions in this prospectus is qualified in its entirety by reference to the master transaction agreement, which is filed as an exhibit to the registration statement to which this prospectus relates. We encourage you to read carefully this entire prospectus and the exhibits to the registration statement to which this prospectus relates for a more complete understanding of the transactions.

General Description of the Transactions

On July 30, 2014, Scripps and Journal entered into the master transaction agreement with Scripps Media, Scripps Spinco, Scripps NP Operating, LLC (f/k/a Desk NP Operating, LLC), Desk BC Merger, LLC, Journal Spinco, Journal Media Group, Inc. (f/k/a Boat NP Newco, Inc.), Desk NP Merger Co., and Boat NP Merger Co.

Pursuant to the master transaction agreement, which was unanimously approved by the Boards of Directors of each of Scripps and Journal, Scripps and Journal will, through a series of transactions and subject to the satisfaction or waiver of specified conditions, including the shareholder approvals (i) separate Journal’s newspaper business pursuant to a spin-off of Journal Spinco to the shareholders of Journal, (ii) separate Scripps’ newspaper business pursuant to a spin-off of Scripps Spinco to the shareholders of Scripps, (iii) combine these two spun-off newspaper businesses through two mergers, resulting in each of them becoming a wholly owned subsidiary of Journal Media Group, and (iv) then merge Journal with and into a wholly owned subsidiary of Scripps. Upon consummation, the transactions will result in two separate public companies: one, Journal Media Group, continuing the combined newspaper businesses of Journal and Scripps; and the other, Scripps, continuing the combined broadcast businesses of Journal and Scripps. In connection with the transactions, each share of Journal class A common stock and Journal class B common stock outstanding on the share exchange record date will receive 0.5176 Scripps class A common shares and 0.1950 shares of Journal Media Group common stock, and each Scripps class A common share and common voting share outstanding will receive 0.2500 shares of Journal Media Group common stock. Immediately following completion of the transactions, holders of Journal’s common stock will own approximately 41% of the common shares of Journal Media Group and approximately 31% of the common shares of Scripps, in the form of Scripps class A common shares, with the remaining common shares of each entity owned by the Scripps shareholders. Pursuant to the master transaction agreement, prior to the completion of the transactions, Journal will contribute to Journal Spinco $10.0 million in cash, which we refer to as the “Journal cash contribution,” and Scripps will distribute a special cash dividend, which we refer to as the “Scripps special dividend” in the aggregate amount of $60.0 million to the holders of its common shares (and certain common share equivalents in the form of restricted stock units held by Scripps employees). The transactions are intended to be tax-free at both the shareholder and corporate levels at each of Scripps and Journal, with the exceptions of the distribution of Journal Spinco to Journal shareholders, which will be taxable at the Journal corporate level, and the payment of the Scripps special dividend, which may be taxable to the shareholders of Scripps. Scripps class A shares issued in the broadcast merger to Journal shareholders will not participate in the Scripps special dividend.

Newspaper Mergers Consideration

Upon completion of the newspaper mergers, each Journal shareholder will receive 0.1950 shares of Journal Media Group common stock for each share of Journal class A common stock and each share of Journal class B common stock held of record on the spin-off record date and each Scripps shareholder shall receive 0.2500 shares of Journal Media Group common stock for each Scripps class A common share and each Scripps common voting share held of record on the spin-off record date.

Broadcast Merger Consideration

Upon completion of the broadcast merger, each share of Journal class A common and Journal class B common stock will automatically be converted into 0.5176 class A common shares of Scripps.

Background of the Transactions

For a discussion of the background of the transactions, please see the section entitled "The Transactions - Background of the Transactions" in the accompanying joint proxy statement/prospectus of Scripps and Journal (contained in the registration statement on Form S-4 of Scripps, Registration No. 333-200388), which is filed as an exhibit to the registration statement to which this prospectus relates and which we incorporate by reference herein.

Reasons of the Scripps Board of Directors and Journal Board of Directors for the Transactions

For a discussion of the reasons of the respective boards of directors of Scripps and Journal, please see the sections entitled "The Transactions - Scripps' Reasons for the Transactions and Recommendation of the Board of Directors" and "The Transactions - Journal's Reasons for the Transactions and Recommendation of the Board of Directors" in the accompanying joint proxy statement/prospectus of Scripps and Journal (contained in the registration statement on Form S-4 of Scripps, Registration No. 333-200388), which is filed as an exhibit to the registration statement to which this prospectus relates and which we incorporate by reference herein.

Results of the Newspaper Mergers

After the transactions, we will be a stand-alone, publicly traded company owning and operating what had previously been the newspaper businesses of Scripps and Journal. Immediately following the newspaper mergers, we expect to have approximately 25 million shares of common stock outstanding and approximately _____ holders of record of shares of our common stock, based upon the number of record holders of Scripps and Journal common stock on January 6, 2015, the record date for the special meetings. Scripps and Journal shareholders will initially own approximately 59% and 41%, respectively, of the outstanding shares of our common stock.

Treatment of Stock Options and Restricted Shares

Scripps. Scripps stock options and phantom stock units outstanding immediately prior to closing will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. Scripps restricted share units outstanding immediately prior to the closing held by Scripps newspaper employees will be cancelled and the holders thereof will receive a combination of Scripps class A common shares, shares of Journal Media Group common stock, and a cash dividend-equivalent payment in connection with the payment of a $60 million dividend by Scripps to its shareholders following completion of the newspaper mergers. All Scripps restricted share units held by other employees will continue in effect after the closing, with appropriate adjustments to preserve the value of such awards.

Journal. Journal’s restricted stock awards outstanding immediately prior to the closing will become fully vested and will participate in the transactions on the same basis as other Journal shareholders. Holders of Journal’s stock appreciation rights ("SARs") will receive a cash payment of the estimated fair value of such SARs as of July 21, 2014. Holders of Journal performance units will receive shares of Journal Media Group common stock pursuant to the Journal newspaper merger, and shares of Journal common stock to be converted into Scripps class A common shares upon completion of the broadcast merger, in each case on the same basis as other Journal shareholders.

Listing and Trading of Our Common Stock

After consummation of the newspaper mergers, our common stock is expected to be listed on the NYSE under the symbol “JMG.” There currently is no trading market for our common stock, although we anticipate that a limited market, commonly known as a “when-issued” trading market, will develop. When-issued trading in the context of the newspaper mergers refers to trading in Journal Media Group common stock on or before the closing date, prior to issuance of our common stock in the newspaper mergers. When-issued trades will generally settle within three days after the closing date. On the first trading day following the closing date, we expect when-issued trading in respect of our common stock to end and regular way trading to begin. Regular way trading typically involves a trade that settles on the third full trading day following the date of the trade. Neither we, Scripps nor Journal can predict the trading prices for our common stock before or after the closing date. See “Risk Factors - Risks Factors Relating to Ownership of Our Common Stock.”

Resale of Our Common Stock

All shares of our common stock received by shareholders in connection with the newspaper mergers will be freely tradable for purposes of the Securities Act of 1933, as amended, which we refer to as the “Securities Act.” Shares of our common stock issued in the newspaper mergers and beneficially owned by our affiliates may be resold or otherwise transferred, without registration, commencing 90 days after the closing of the transactions, as long as such sales are in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144, or as otherwise permitted under the Securities Act.

Delisting and Deregistration of Journal Class A Common Stock

Journal class A common stock is currently listed and traded on the NYSE under the symbol “JRN.” Upon the closing of the transactions, Journal class A common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, and will cease to be publicly traded.

Accounting Treatment

The newspaper mergers will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps treated as the accounting acquirer.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE NEWSPAPER MERGERS

The following is a summary of the material U.S. federal income tax consequences to Scripps and Journal, and to the holders of Scripps common shares and Journal common stock, in connection with the Scripps newspaper contribution, Scripps newspaper spin-off, Scripps newspaper merger, Journal newspaper contribution, Journal newspaper spin-off, and Journal newspaper merger, as applicable. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, each as in effect and available as of the date of this information statement and subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Scripps, Scripps Spinco, Journal, or Journal Spinco common shares that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of the corporation’s equity;

•	holders owning common shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes; or

•	a person that owns common shares through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to shareholders who do not hold common shares as a capital asset, and does not discuss any alternative minimum tax consequences. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE NEWSPAPER MERGERS. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.

Scripps Newspaper Contribution and Scripps Newspaper Spin-Off

In connection with the newspaper mergers, Scripps expects to receive an opinion from the law firm of Baker & Hostetler LLP that the Scripps newspaper contribution and Scripps newspaper spin-off will meet the requirements necessary for the spin-off to receive tax-free treatment under Sections 355, 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Scripps Spinco, Journal Media Group and Scripps, which if incorrect in certain material respects, would jeopardize the conclusions reached by Baker & Hostetler LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the spin-off.

Scripps and Scripps Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the spin-off, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Scripps common shares who receive shares of Scripps Spinco common stock in the spin-off could be subject to significant U.S. federal income tax liability.

Assuming the spin-off satisfies the requirements necessary for the spin-off to qualify for tax-free treatment under Sections 355, 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Scripps, Scripps Spinco and Scripps’ shareholders of the spin-off:

•
subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by, and no amount will be includible in the income of, Scripps as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Scripps common shares, solely as a result of the receipt of Scripps Spinco common stock;

•
the aggregate tax basis of the Scripps common shares and Scripps Spinco common stock in the hands of Scripps’ shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Scripps common shares held by the holder immediately before the spin-off, allocated between the common shares of Scripps and Scripps Spinco common stock in proportion to their relative fair market values on the date of the spin-off; and

•
the holding period of shares of the Scripps Spinco common stock received by Scripps’ shareholders will include the holding period of their Scripps common shares, provided that such shares are held as capital assets on the date of the spin-off.

Scripps’ shareholders that have acquired different blocks of Scripps common shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Scripps Spinco common stock distributed with respect to such blocks of Scripps common shares.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the distribution, Scripps expects to make available to its shareholders information pertaining to compliance with this requirement.

If the spin-off were not to qualify as a tax-free spin-off for U.S. federal income tax purposes, each Scripps shareholder that receives shares of Scripps Spinco common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of such shares, and the distribution of shares of Scripps Spinco common stock received with respect to a Scripps common share generally would be treated in the following manner:

•
first as a taxable dividend to the extent of the pro rata share of Scripps’ current and accumulated earnings and profits that is allocable to the Scripps common share, if any (as of September 30, 2014, Scripps had no current or accumulated earnings and profits, and Scripps is expected not to have any current or accumulated earnings or profits for the taxable year in which the distribution is made);

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the Scripps common share; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the Scripps Spinco common stock would be equal to the fair market value of such stock on the date of the distribution, and such shareholder’s holding period in the Scripps Spinco common stock would begin on the date of the distribution. Furthermore, Scripps would recognize taxable gain if the fair market value of Scripps Spinco common stock exceeds Scripps’ tax basis in such stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Scripps (but not Scripps’ shareholders) under Section 355(e) if 50% or more, by vote or value, of shares of Scripps Spinco common stock or Scripps common shares are acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Scripps common shares within two years before the spin-off, and any acquisitions or issuances of Scripps Spinco common stock or Scripps common shares within two years after the spin-off, generally are presumed to be part of such a plan, although Scripps Spinco or Scripps may be able to rebut that presumption. Even if these rules were to apply to cause the spin-off to be taxable to Scripps, it would remain tax-free to the Scripps shareholders.

In connection with the spin-off, Scripps Spinco, Journal Media Group and Scripps have entered into a tax matters agreement whereby Scripps Spinco, Journal Media Group, and Scripps have agreed to be subject to certain restrictions to preserve the tax-free nature of the spin-off. For a description of the tax matters agreement, see “Additional Agreements - Tax Matters Agreements” at page _____.

Scripps Newspaper Merger

In connection with the newspaper mergers, Scripps expects to receive an opinion from the law firm of Baker & Hostetler LLP that the Scripps newspaper merger will meet the requirements necessary for the merger to receive tax-free treatment under Sections 351 and/or 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Scripps Spinco, Journal Media Group and Scripps, which if incorrect in certain material respects, would jeopardize the conclusions reached by Baker & Hostetler LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the merger.

Scripps and Scripps Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Scripps Spinco common stock who receive shares of Journal Media Group common stock in the merger could be subject to significant U.S. federal income tax liability.

Assuming the merger satisfies the requirements necessary for the merger to qualify for tax-free treatment under Sections 351 and/or 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Scripps Spinco and Scripps Spinco’s shareholders of the merger:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, Scripps Spinco or Journal Media Group as a result of the merger;

•
no gain or loss will be recognized by, or be includible in the income of, a holder of shares of Scripps Spinco common stock, solely as a result of the receipt of Journal Media Group common stock, except with respect to any cash received in lieu of fractional shares;

•
the aggregate tax basis of the Journal Media Group common stock received in the merger (including any fractional shares deemed received and sold for cash as described below) by a holder will be the same as the aggregate tax basis of the Scripps Spinco common stock held by the holder immediately before the merger;

•
the holding period of shares of the Journal Media Group common stock received by Scripps Spinco’s stockholders will include the holding period of their shares of Scripps Spinco common stock, provided that such shares are held as capital assets on the date of the merger; and

•
a Scripps Spinco shareholder who receives cash in lieu of a fractional share of Journal Media Group common stock in the merger will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its Scripps Spinco common stock exceeds one year.

Payments of cash in lieu of a fractional share of Journal Media Group common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption.

Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Scripps Spinco’s shareholders that have different tax bases or holding periods for different blocks of Scripps Spinco common stock should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Journal Media Group common stock received with respect to such blocks of Scripps Spinco common stock.

If the merger were not to qualify as tax-free for U.S. federal income tax purposes, each Scripps Spinco shareholder that receives shares of Journal Media Group common stock in the merger would be treated as recognizing taxable gain to the extent the fair market value of such shares exceeds such shareholder’s tax basis in its Scripps Spinco common stock. Additionally, each shareholder’s basis in the Journal Media Group common stock would be equal to its fair market value on the date of the merger and its holding period in the Journal Media Group common stock would begin on the date of the merger.

Journal Newspaper Contribution and Journal Newspaper Spin-Off

In connection with the newspaper mergers, Journal expects to receive an opinion from the law firm of Foley & Lardner LLP that the Journal newspaper contribution and Journal newspaper spin-off will meet the requirements necessary for the spin-off to qualify under Sections 355, 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Journal Spinco, Journal Media Group and Journal, which if incorrect in certain material respects, would jeopardize the conclusions reached by Foley & Lardner LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the spin-off.

Journal and Journal Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the spin-off, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Journal common stock who receive shares of Journal Spinco common stock in the spin-off could be subject to significant U.S. federal income tax liability.

Assuming the spin-off satisfies the requirements necessary for the spin-off to qualify under Sections 355, 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Journal, Journal Spinco and Journal’s shareholders of the spin-off:

•
as a result of the application of Section 355(e), Journal will recognize gain but not loss on the distribution of shares of Journal Spinco common stock to the extent the fair market value of such shares exceeds Journal’s tax basis in such shares;

•
subject to the discussion above regarding Section 355(e), no gain or loss will be recognized by, and no amount will be includible in the income of, Journal as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Journal common stock, solely as a result of the receipt of Journal Spinco common stock;

•
the aggregate tax basis of the Journal common stock and Journal Spinco common stock in the hands of Journal’s shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Journal common stock held by the holder immediately before the spin-off, allocated between the common stock of Journal and Journal Spinco common stock in proportion to their relative fair market values on the date of the spin-off; and

•
the holding period of shares of the Journal Spinco common stock received by Journal’s shareholders will include the holding period of their shares of Journal common stock, provided that such shares are held as capital assets on the date of the spin-off.

Journal shareholders that have acquired different blocks of shares of Journal common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Journal Spinco common stock distributed with respect to such blocks of Journal common stock.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the distribution, Journal expects to make available to its shareholders information pertaining to compliance with this requirement.

If the spin-off were not to qualify as a tax-free spin-off for U.S. federal income tax purposes, each Journal shareholder that receives shares of Journal Spinco common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of such shares, and the distribution of shares of Journal Spinco common stock received with respect to a share of Journal common stock generally would be treated in the following manner:

•	first as a taxable dividend to the extent of the pro rata share of Journal’s current and accumulated earnings and profits that is allocable to the share of Journal common stock;

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in the share of Journal common stock; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the Journal Spinco common stock would be equal to the fair market value of such stock on the date of the distribution, and such shareholder’s holding period in the Journal Spinco common stock would begin on the date of the distribution. Furthermore, Journal would recognize a taxable gain if the fair market value of Journal Spinco common stock exceeds Journal’s tax basis in such stock.

In connection with the spin-off, Journal Spinco, Journal Media Group and Journal have entered into a tax matters agreement whereby Journal Spinco, Journal Media Group and Journal have agreed to be subject to certain restrictions to preserve the tax-free nature of the spin-off. For a description of the tax matters agreement, see “Additional Agreements - Tax Matters Agreement” at page ______.

Journal Newspaper Merger

In connection with the newspaper mergers, Journal expects to receive an opinion from the law firm of Foley & Lardner LLP that the Journal newspaper merger will meet the requirements necessary for the merger to receive tax-free treatment under Sections 351 and/or 368 and related provisions of the Code. The opinion will be based on, among other things, current tax law and assumptions and representations as to factual matters from, and certain covenants made by Journal Spinco, Journal Media Group and Journal, which if incorrect in certain material respects, would jeopardize the conclusions reached by Foley & Lardner LLP in its opinion. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The opinion of counsel will not be binding on the IRS or the courts. The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the merger.

Journal and Journal Spinco have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In that event, the consequences described below would not apply and holders of Journal Spinco common stock who receive shares of Journal Media Group common stock in the merger could be subject to significant U.S. federal income tax liability.

Assuming the merger satisfies the requirements necessary for the merger to qualify for tax-free treatment under Sections 351 and/or 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Journal Spinco and Journal Spinco’s shareholders of the merger:

•	no gain or loss will be recognized by, and no amount will be includible in the income of, Journal Spinco or Journal Media Group as a result of the merger;

•
no gain or loss will be recognized by, or be includible in the income of, a holder of Journal Spinco common stock, solely as a result of the receipt of Journal Media Group common stock, except with respect to any cash received in lieu of fractional shares;

•
the aggregate tax basis of the Journal Media Group common stock received in the merger (including any fractional shares deemed received and sold for cash as described below) by a holder will be the same as the aggregate tax basis of the Journal Spinco common stock held by the holder immediately before the merger;

•
the holding period of shares of the Journal Media Group common stock received by Journal Spinco’s stockholders will include the holding period of their shares of Journal Spinco common stock, provided that such shares are held as capital assets on the date of the merger;

•
a Journal Spinco shareholder who receives cash in lieu of a fractional share of Journal Media Group common stock in the merger will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Journal Spinco common stock exceeds one year.

Payments of cash in lieu of a fractional share of Journal Media Group common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder's U.S. federal income tax liability if the required information is timely supplied to the IRS.

Journal Spinco’s shareholders that have different tax bases or holding periods for different blocks of Journal Spinco common stock should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Journal Media Group common stock received with respect to such blocks of Journal Spinco common stock.

If the merger were not to qualify as tax-free for U.S. federal income tax purposes, each Journal Spinco shareholder that receives shares of Journal Media Group common stock in the merger would be treated as recognizing taxable gain to the extent the fair market value of such shares exceeds such shareholder’s tax basis in its Journal Spinco common stock. Additionally, each shareholder’s basis in the Journal Media Group common stock would be equal to the fair market value of such stock on the date of the merger, and such shareholder’s holding period in the Journal Media Group common stock would begin on the date of the merger.

Scripps’ and Journal’s shareholders should consult their own tax advisors as to the specific tax consequences of the newspaper mergers to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

LITIGATION RELATED TO THE TRANSACTIONS

Members of the Board of Directors of Journal, and the parties to the master agreement, including Journal and Scripps, were defendants in a class action lawsuit filed in Circuit Court, Milwaukee County, Wisconsin (Howard Goldfinger v. Journal Communications, Inc., et al.).  The plaintiff in the lawsuit alleged that the directors of Journal breached their fiduciary duties to Journal shareholders in connection with the transactions and that the other parties to the lawsuit aided and abetted such alleged breaches of fiduciary duty.  The plaintiff alleged that the directors of Journal breached their fiduciary duties by, among other things, (i) agreeing to enter into the Master Transaction Agreement for inadequate consideration, (ii) having certain conflicts of interest, (iii) not negotiating a “collar” mechanism on the share exchange ratio, and (iv) agreeing to certain deal protection provisions, such as a termination fee, a “no-shop” provision, and a “matching rights” provision.  The plaintiff also challenged Methuselah’s qualifications and asserted that Methuselah has a conflict because the founder and managing partner of Methuselah, who is the lead investment banker at Methuselah for Journal in the transactions, was employed by Lazard Fréres & Co. LLC (“Lazard”) prior to 2010 as a managing director, where he had responsibility for Lazard’s relationship with Scripps. On August 29, 2014, the defendants filed Motions to Dismiss asking the Circuit Court to dismiss the lawsuit. On November 12, 2014, the Circuit Court entered an Order granting the defendants’ Motions to Dismiss and dismissing the lawsuit.

On January 6, 2015, the plaintiff in the above-referenced lawsuit filed a putative class action lawsuit in the United States District Court for the Eastern District of Wisconsin (Howard Goldfinger v. Journal Communications, Inc., et al. (Case No. 2:15-cv-00012-JPS)), naming Journal, the Board of Directors of Journal, Scripps, and the other parties to the master agreement as defendants. The plaintiff asserts disclosure claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as well as state common law claims for breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty. The complaint seeks, among other remedies, injunctive relief enjoining the transactions and damages. The outcome of this lawsuit is uncertain. An adverse judgment for monetary damages could have an adverse effect on the operations and liquidity of Journal and Scripps. A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment grating permanent injunctive relief could indefinitely enjoin completion of the transactions. Journal, Scripps, and the other defendants named in the lawsuit believe the claims asserted are without merit and intend to continue to vigorously defend against them.

JOURNAL MEDIA GROUP
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information of Journal Media Group is based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers adjusted to give effect to (1) the Scripps Newspapers and JRN Newspapers spin-off from their respective parent companies, Scripps and Journal, (2) the contribution of cash from Journal to JRN Newspapers prior to the spin-off, and (3) the distribution of Journal Media Group common stock to the shareholders of Scripps and Journal.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 was prepared using (1) the audited combined statement of operations of Scripps Newspapers for the year ended December 31, 2013 and (2) the audited combined statement of operations of JRN Newspapers for the year ended December 29, 2013, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, was prepared using (1) the unaudited combined statement of operations of Scripps Newspapers for the nine months ended September 30, 2014 and (2) the unaudited combined statement of operations of JRN Newspapers for the three quarters ended September 28, 2014, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet was prepared using (1) the unaudited combined balance sheet of Scripps Newspapers as of September 30, 2014 and (2) the unaudited combined balance sheet of JRN Newspapers as of September 28, 2014, each of which is included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 gives effect to the transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 gives effect to the transactions as if they had occurred on September 30, 2014.

The transactions will be accounted for using the acquisition method of accounting under accounting principles generally accepted in the United States, with Scripps Newspapers treated as the accounting acquirer. Under the acquisition method of accounting, the deemed purchase price has been allocated to the underlying tangible and intangible assets and liabilities acquired based upon their respective fair values with any excess deemed purchase price allocated to goodwill. The adjustments to estimated fair values included herein are based upon a preliminary review of the purchased assets of JRN Newspapers. Journal Media Group expects to complete, at a later date, appraisals of JRN Newspapers assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price determination and allocation based upon these appraisals may be materially different from that reflected in the unaudited pro forma condensed combined financial statements presented herein.

Upon closing the transactions, Journal Media Group expects to implement a plan to integrate the operations of Scripps Newspapers and JRN Newspapers which will generate certain non-recurring charges. Management cannot currently identify the timing, nature and amount of such charges. Such charges (which may be substantial) could affect the results of Journal Media Group in the period in which such charges are incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the transactions. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical carve-out financial statements and accompanying notes of Scripps Newspapers and JRN Newspapers that are included herein.

Journal Media Group expects to experience changes in its ongoing cost structure when it becomes an independent, publicly-traded company. For example, Scripps and Journal currently provide many corporate functions on behalf of Scripps Newspapers and JRN Newspapers, including, but not limited to, finance, legal, insurance, information technology, and human resources. The historical carve-out financial statements include allocations of these expenses from Scripps and Journal of $58.5 million and $68.0 million for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively. Scripps and Journal believe these costs may not be representative of the future costs Journal Media Group will incur as an independent public company.

Costs related to the transactions of approximately $10 million have been incurred by Scripps and Journal for the nine months ended September 30, 2014. These costs include accounting, legal, consulting and advisory fees. Scripps and Journal have assumed all of these transaction costs incurred to date and anticipate that they will be responsible for all similar costs incurred prior to the transactions. Therefore, in the historical and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, no transaction costs incurred by Scripps or Journal were allocated to Scripps Newspapers or JRN Newspapers or otherwise reflected in the pro forma financial results.

Scripps and Journal currently estimate the costs that will be incurred during Journal Media Group's transition to being a stand-alone public company will not be material. The accompanying unaudited pro forma condensed combined statements of operations do not include these estimated costs as the costs are not expected to have an ongoing impact on operating results; they are projected amounts based on subjective estimates and assumptions, and would not be factually supportable. It is anticipated that substantially all of these costs will be incurred within 18 months of the completion of the transactions. The transition-related costs include, but are not limited to, the following:

•	incremental accounting, tax and other professional costs pertaining to establishing Journal Media Group as a stand-alone public company; and

•
costs to separate corporate information systems. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

The unaudited pro forma condensed combined financial statements should not be taken as representative of the future consolidated results of operations or financial condition of Journal Media Group.

Journal Media Group
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2014

(in thousands)	Scripps Newspapers Historical	JRN Newspapers Historical	Pro Forma Adjustments		Journal Media Group Pro Forma

Assets
Current assets:
Cash and cash equivalents	$—	$565	$10,000	1	$10,565
Accounts and notes receivable, less allowances	30,528	14,253	—		44,781
Inventory	7,495	2,390	—		9,885
Deferred income taxes	—	1,651	—		1,651
Miscellaneous	2,158	770	—		2,928
Total current assets	40,181	19,629	10,000		69,810

Property, plant and equipment	189,868	70,954	10,046	2	270,868
Goodwill	—	3,078	40,296	1, 2, 4	43,374
Other intangible assets	2,089	1,457	24,543	2	28,089
Miscellaneous	980	547	—		1,527
Total Assets	$233,118	$95,665	$84,885		$413,668
Liabilities and Equity
Current liabilities:
Accounts payable	$6,446	$5,108	$—		$11,554
Customer deposits and unearned revenue	20,420	13,684	—		34,104
Accrued liabilities:					—
Employee compensation and benefits	14,490	7,833	—		22,323
Miscellaneous	7,302	—	—		7,302
Related party note	—	7,589	(7,589)	4	—
Other current liabilities	1,063	1,248	—		2,311
Total current liabilities	49,721	35,462	(7,589)		77,594
Other liabilities (less current portion)	20,122	17,677	(7,102)	3	30,697
Total equity	163,275	42,526	99,576	1, 2, 3, 4	305,377
Total Liabilities and Equity	$233,118	$95,665	$84,885		$413,668
See notes to unaudited condensed combined pro forma financial statements

Journal Media Group
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2013

(in thousands, except per share data)	Scripps Newspapers Historical	JRN Newspapers Historical	Pro Forma Adjustments		Journal Media Group Pro Forma

Operating Revenues:
Advertising	$242,344	$81,503	$—		$323,847
Subscriptions	117,463	48,926	—		166,389
Other	24,392	22,919	—		47,311
Total operating revenues	384,199	153,348	—		537,547
Operating expenses
Cost of sales (exclusive of items shown below)	213,488	94,047	(3,181)	a	304,354
Selling, general and administrative	167,803	41,623	(1,176)	a	208,250
Defined benefit pension plan expense	4,274	—	(643)	a	3,631
Depreciation	16,695	6,883	100	b	23,678
Amortization	545	175	1,800	c	2,520
Total costs and expenses	402,805	142,728	(3,100)		542,433
Operating (loss) income	(18,606)	10,620	3,100		(4,886)
Miscellaneous, net	(293)	(361)	—		(654)
(Loss) income from operations before income taxes	(18,899)	10,259	3,100		(5,540)
(Benefit) provision for income taxes	(2,070)	4,124	1,200	d	3,254
Net (loss) income	(16,829)	6,135	1,900		(8,794)
Net loss attributable to noncontrolling interests	(126)	—	—		(126)
Net (loss) income attributable to the shareholders of Journal Media Group	$(16,703)	$6,135	$1,900		$(8,668)

Net loss per share, basic and fully diluted, attributable to the shareholders of Journal Media Group				e	$(0.36)

Weighted-average shares outstanding:
Basic and fully diluted				e	23,929
See notes to unaudited condensed combined pro forma financial statements

Journal Media Group
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2014

(in thousands, except per share data)	Scripps Newspapers Historical	JRN Newspapers Historical	Pro forma Adjustments		Journal Media Group Pro Forma

Operating Revenues:
Advertising	$165,599	$56,528	$—		$222,127
Subscriptions	90,736	35,663	—		126,399
Other	18,895	16,728	—		35,623
Total operating revenues	275,230	108,919	—		384,149
Operating expenses
Cost of sales (exclusive of items shown below)	153,967	67,453	(1,988)	a	219,432
Selling, general and administrative	124,409	31,321	(773)	a	154,957
Defined benefit plan pension expense	6,119	—	(339)	a	5,780
Depreciation	12,585	4,858	400	b	17,843
Amortization	303	124	1,300	c	1,727
Total costs and expenses	297,383	103,756	(1,400)		399,739
Operating (loss) income	(22,153)	5,163	1,400		(15,590)
Miscellaneous, net	(1,082)	(92)	—		(1,174)
(Loss) income from operations before income taxes	(23,235)	5,071	1,400		(16,764)
Provision for income taxes	213	1,939	500	d	2,652
Net (loss) income	(23,448)	3,132	900		(19,416)
Net loss attributable to noncontrolling interests	—	—	—		—
Net (loss) income attributable to the shareholders of Journal Media Group	$(23,448)	$3,132	$900		$(19,416)

Net loss per share, basic and fully diluted, attributable to the shareholders of Journal Media Group				e	$(0.81)

Weighted-average shares outstanding
Basic and fully diluted				e	23,899

See notes to unaudited condensed combined pro forma financial statements

Journal Media Group
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of Journal Media Group based upon the historical carve-out financial statements of Scripps Newspapers and JRN Newspapers, after giving effect to the transactions, including the pro forma adjustments described in these notes, and are intended to reflect the impact of the transactions on Journal Media Group's condensed combined financial statements. Journal Media Group has no assets or liabilities as of or for any of the periods presented.

The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the respective audited and unaudited combined financial statements of Scripps Newspapers for the year ended December 31, 2013 and as of and for the nine months ended September 30, 2014 and JRN Newspapers for the year ended December 29, 2013 and as of and for the three quarters ended September 28, 2014. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the transactions.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 was prepared using (1) the audited combined statement of operations of Scripps Newspapers for the year ended December 31, 2013 and (2) the audited combined statement of operations of JRN Newspapers for the year ended December 29, 2013, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014, was prepared using (1) the unaudited combined statement of operations of Scripps Newspapers for the nine months ended September 30, 2014 and (2) the unaudited statement of operations of JRN Newspapers for the three quarters ended September 28, 2014, each of which is included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet was prepared using (1) the unaudited combined balance sheet of Scripps Newspapers as of September 30, 2014 and (2) the unaudited combined balance sheet of JRN Newspapers as of September 28, 2014, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is based upon the assumptions and adjustments in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014 gives effect to the transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if they had occurred on September 30, 2014.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with Scripps Newspapers considered the accounting acquirer of Journal Newspapers.

Scripps Newspapers and JRN Newspapers historical combined financial statements have been “carved-out” from the consolidated financial statements of the respective parent companies and reflect assumptions and allocations made by such companies. Scripps Newspapers and JRN Newspapers historical carve-out financial statements include all revenues, costs, assets and liabilities that are directly attributable to the respective businesses. In addition, certain expenses reflected in Scripps Newspapers and JRN Newspapers carve-out financial statements are an allocation of corporate expenses from the respective parents. Such expenses include, but are not limited to, centralized support functions including finance, legal, information technology, human resources, and insurance as well as stock-based compensation. These expenses have been allocated to Scripps Newspapers and JRN Newspapers on the basis of direct usage when identifiable and allocated based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization are impracticable, other methods and criteria that are believed to be reasonable estimates of costs attributable to the companies, such as revenues.

The actual costs that may have been incurred if Scripps Newspapers and JRN Newpapers had been stand-alone companies would depend on a number of factors, including the chosen organizational structure and strategic decisions made as to information technology and infrastructure requirements. As such, Scripps Newspapers and JRN Newspapers respective combined financial statements do not necessarily reflect what the financial condition and results of operations would have been had Scripps Newspapers and JRN Newspapers operated as stand-alone companies during the periods or at the date presented.

The unaudited pro forma condensed combined financial statements contain only adjustments that are factually supportable and directly attributable and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the transactions.

For purposes of the unaudited pro forma condensed combined financial statements, a blended statutory tax rate of 38.0% has been used. This does not reflect Journal Media Group’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

Note 2 - Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price of identifiable assets to be acquired and liabilities to be assumed related to JRN Newspapers, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $135 million. This amount was derived based on the business enterprise value of JRN Newspapers as of July 2014. As the shares of Journal Media Group were not publicly traded as of September 30, 2014, it is not possible to use a current stock price to determine the fair value of the consideration for the acquisition. The estimated enterprise value was used to establish the exchange ratios in the merger, and was based upon discounted cash flows and earnings multiples valuation methods. The final purchase price will be based on the share price of the Journal Media Group shares at the acquisition closing date times the number of Journal Media Group shares issued to the Journal shareholders. A $1.00 change in the share price of the Journal Media Group shares issued to the Journal shareholders would result in an approximately $10 million change in the purchase price, most of which would be an adjustment to goodwill.

The final purchase price allocation will depend upon the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the transactions. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Increases or decreases in the fair value of the identifiable tangible and intangible assets and the liabilities assumed will result in adjustments to the condensed combined balance sheet and/or statement of operations. The estimated intangible values could be impacted by changes in assumptions that may occur prior to the completion of the transactions, including changes in the regulatory or future business environment or assumptions such as the discount rate utilized in the analyses. None of these changes is expected to materially impact the amounts reflected in the pro forma presentation.

For purposes of these pro forma condensed combined financial statements the following table summarizes the estimated fair values of the assets acquired and the liabilities assumed for the acquisition of JRN Newspapers (in thousands):

Assets:
Current assets	$30,176
Property, plant and equipment	81,000
Intangible assets	26,000
Goodwill	43,374
Total assets acquired	180,550
Current liabilities	(27,873)
Long-term liabilities	(17,677)
Net purchase price	$135,000

Of the $26 million allocated to intangible assets, $10 million was allocated to trade name and trademarks with an estimated amortization period of 25 years and $16 million was allocated to advertiser and subscriber relationships with an estimated amortization period of 10 years.

The goodwill of $43 million consists largely of the portion of the $35 million of annual synergies attributable to the newspaper business and economies of scale expected from the acquisition. Scripps will treat the transaction as a purchase of assets for income tax purposes, resulting in a step-up in the assets acquired. The goodwill is expected to be deductible for income tax purposes.

Adjustments to the Balance Sheet as of September 30, 2014

1.	Pursuant to the master transaction agreement Journal will contribute $10 million to JRN Newspapers immediately prior to the Journal Newspapers spin-off.

2.
Reflects adjustment to record identifiable tangible and intangible assets of JRN Newspapers at their preliminary estimated fair value. The allocation of the purchase price is subject to change as the appraisals are completed.

3.
Reflects adjustment to remove certain liabilities included in the Scripps Newspapers and JRN Newspapers carve-out financial statements that pursuant to the master transaction agreement will not be included in the newspaper spin-offs. Pursuant to the master transaction agreement pension plans currently sponsored directly by the Memphis newspaper operations of Scripps with a balance of $3.0 million will be retained by Scripps and therefore have been removed. The accumulated other comprehensive loss of $8.9 million related to the pension plans sponsored directly by the Memphis newspaper operations is part of the total equity pro forma adjustment. The $4.1 million liability associated with the withdrawal from the Graphics Communication International Union Employer Retirement Fund ("GCIU") will be retained by Scripps and also has been removed. Journal Media Group will be responsible for any potential future liability, which is unknown at this time, in the event of a mass-withdrawal liability.

4.
Reflects adjustment to remove the related party note as the related party lending arrangement will be terminated and all outstanding balances will be contributed to capital upon consummation of the transactions pursuant to the master transaction agreement.

Other

The pro forma number of shares outstanding of Journal Media Group as of September 30, 2014 is 24.1 million shares based on the number of share outstanding of Scripps and Journal. As of the date of completion of the transactions, each parent’s net investment in Journal Media Group will be distributed to each Parent’s stockholders through the distribution of all the common stock of Journal Media Group.

•Scripps shareholders will receive 0.2500 shares of Journal Media Group common stock for each share of Scripps common stock they hold for a total of 14.2 million shares of Journal Media Group.

•Journal shareholders will receive 0.1950 shares of Journal Media Group common stock for each share of Journal common stock they hold for a total of 9.9 million shares of Journal Media Group.

Adjustments to Statements of Operations for the year ended December 31, 2013

a.
Reflects an adjustment to eliminate the expense related to 1) $0.6 million of expense for the defined benefit pension plans of the Memphis and Knoxville newspaper operations, 2) the allocation of $2.9 million of Scripps pension expense and 3) the allocation $1.5 million of Journal pension expense, all of which defined benefit plans will be retained by Scripps pursuant to the master transaction agreement.

b.
Reflects an adjustment to depreciation expense resulting from the fair value adjustments to JRN Newspapers property, plant and equipment. The depreciation was determined on a straight-line basis with an estimated useful life of 30 years for buildings and 7 years for equipment.

c.
Reflects an adjustment to amortization expense resulting from the fair value adjustments to JRN Newspapers intangible assets. The amortization was determined on a straight-line basis with a estimated useful life of 25 years for trade names and 10 years for advertiser relationships.

d.
The provision for income taxes reflected in the Scripps Newspapers and JRN Newspapers historical carve-out financial statements was determined as if they had filed separate, stand-alone income tax returns in each relevant jurisdiction. In determining the tax rate to apply to pro forma adjustments, the applicable estimated statutory rate based on the jurisdiction in which the adjustment relates was used.

e.
Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the weighted-average number of shares of Scripps and Journal stock for the year ended December 31, 2013 adjusted for an assumed distribution ratio as follows:

•Scripps shareholders will receive 0.2500 shares of Journal Media Group common stock for each share of Scripps common stock they hold

•Journal shareholders will receive 0.1950 shares of Journal Media Group common stock for each share of Journal common stock they hold

While the actual future impact of potential dilution from shares of common stock related to equity awards granted to employees under Scripps and Journal equity plans will depend on various factors, including employees who may change employment from one company to another, Journal and Scripps do not currently estimate that the future dilutive impact is material.

Adjustments to Statement of Operations for the nine months ended September 30, 2014

a.
Reflects an adjustment to eliminate the expense related to 1) the $0.3 million of expense for the defined benefit pension plans of the Memphis and Knoxville newspaper operations, 2) the allocation of $1.6 million of Scripps pension expense and 3) the allocation $1.2 million of Journal pension expense, all of which defined benefit plans will be retained by Scripps pursuant to the master transaction agreement.

b.
Reflects an adjustment to depreciation expense resulting from the fair value adjustments to JRN Newspapers property, plant and equipment. The depreciation was determined on a straight-line basis with an estimated useful life of 30 years for buildings and 7 years for equipment.

c.
Reflects an adjustment to amortization expense resulting from the fair value adjustments to JRN Newspapers intangible assets. The amortization was determined on a straight-line basis with a estimated useful life of 25 years for trade names and 10 years for advertiser relationships.

d.
The provision for income taxes reflected in the Scripps Newspapers and JRN Newspapers historical carve-out financial statements was determined as if they had filed separate, stand-alone income tax returns in each relevant jurisdiction. In determining the tax rate to apply to pro forma adjustments, the applicable estimated statutory rate based on the jurisdiction in which the adjustment relates was used.

e.
Pro forma earnings per share and pro forma weighted-average shares outstanding are based on the weighted-average number of shares of Scripps and Journal stock for the nine months ended September 30, 2014, respectively, adjusted for an assumed distribution ratio as follows:

•Scripps shareholders will receive 0.2500 shares of Journal Media Group common stock for each share of Scripps common stock they hold

•Journal shareholders will receive 0.1950 shares of Journal Media Group common stock for each share of Journal common stock they hold

While the actual future impact of potential dilution from shares of common stock related to equity awards granted to employees under Scripps and Journal equity plans will depend on various factors, including employees who may change employment from one company to another, Journal and Scripps do not currently estimate that the future dilutive impact is material.

OUR BUSINESS

Following completion of the transactions, we will be a media enterprise with interests in newspapers and local digital media sites. With the ultimate goal of informing, engaging, and empowering readers in the communities we serve, we will provide news, information and value to customers, employees and advertisers. We will serve audiences and businesses through a portfolio of print and digital media brands, including 15 daily newspapers in 14 markets across the United States, and operate an expanding collection of local digital journalism and information businesses.

We will distribute content primarily through four platforms: print, Web, smartphones and tablets, with the objective to develop content and applications designed to deliver engaging content and enhance the user experience on each of these platforms. We expect that our ability to serve our communities by providing content across digital platforms will allow us to expand audiences beyond traditional print boundaries.

The newspapers that we will publish have an excellent reputation for journalistic quality and content, a key to retaining readership. The Milwaukee Journal Sentinel has been awarded the Pulitzer Prize - U.S. journalism’s highest honor - three times in the past six years, a record exceeded only by the New York Times and the Washington Post over that period. Many of the other newspapers we will publish were recognized in 2013 by regional and national journalism organizations for high-quality reporting across multiple platforms. This quality is expected to enhance effectiveness in our local markets and build a news report in all formats that readers will turn to and trust.

Our digital sites will offer comprehensive local news, information and user-generated content. We intend to enhance our digital offerings, using features such as streaming video and audio, to deliver news and information. Many of the journalists who will work for us produce videos for consumption through digital sites and use an array of social media sites, such as Facebook, YouTube and Twitter, to communicate with and build audiences. The newspapers we will publish have embraced mobile technology by offering products on apps available on Apple, Android, and Kindle Fire platforms, as well as providing mobile optimized sites accessible by all smart phones and tablets.

Over the years, the newspapers we will publish have supplemented daily editions with an array of niche products, including direct-mail advertising, total market coverage publications, zoned editions, specialty publications, and event-based publications. These product offerings allow existing advertisers to reach their target audiences in multiple ways and to attract new clients, particularly small- and mid-sized advertisers.

Our assets and liabilities will consist almost exclusively of those that Scripps and Journal attribute to their newspaper publishing businesses, as reported in the carve-out financial statements included elsewhere in this prospectus. After the transactions, we will be a stand-alone, publicly traded company.
The daily circulation, which includes print and E-edition, for the newspaper markets and audiences that we will serve is as follows:

(in thousands)(1)	2013	2012	2011	2010	2009

Abilene (TX) Reporter-News	21	22	24	24	27
Anderson (SC) Independent-Mail	21	22	23	23	26
Corpus Christi (TX) Caller-Times	39	42	43	45	47
Evansville (IN) Courier & Press	43	47	52	52	57
Henderson (KY) Gleaner	8	9	10	10	10
Kitsap (WA) Sun	19	20	21	23	23
Knoxville (TN) News Sentinel	73	80	92	93	101
Memphis (TN) Commercial Appeal	88	96	109	118	136
Milwaukee (WI) Journal Sentinel	194	207	189	184	191
Naples (FL) Daily News	58	59	54	63	53
Redding (CA) Record-Searchlight	19	20	21	22	25
San Angelo (TX) Standard-Times	17	18	18	18	21
Treasure Coast (FL) News/Press/Tribune (2)	67	69	76	75	87
Ventura County (CA) Star	49	54	62	65	67
Wichita Falls (TX) Times Record News	19	22	22	23	25
Total Daily Circulation	735	787	816	838	896

Circulation information for the Sunday edition of those newspapers is as follows:

(in thousands)(1)	2013	2012	2011	2010	2009

Abilene (TX) Reporter-News	25	28	31	31	35
Anderson (SC) Independent-Mail	27	28	30	29	30
Corpus Christi (TX) Caller-Times	51	55	58	58	65
Evansville (IN) Courier & Press	61	68	73	74	77
Henderson (KY) Gleaner	9	10	11	11	11
Kitsap (WA) Sun	21	23	23	24	26
Knoxville (TN) News Sentinel	100	108	121	116	126
Memphis (TN) Commercial Appeal	124	131	147	151	172
Milwaukee (WI) Journal Sentinel	319	338	326	331	334
Naples (FL) Daily News	70	71	65	73	61
Redding (CA) Record-Searchlight	21	23	24	25	28
San Angelo (TX) Standard-Times	20	22	22	21	24
Treasure Coast (FL) News/Press/Tribune (2)	84	88	94	95	105
Ventura County (CA) Star	64	74	81	82	82
Wichita Falls (TX) Times Record News	22	25	25	26	28
Total Sunday Circulation	1,018	1,092	1,131	1,147	1,204

(1)
Based on Audit Bureau of Circulation Publisher’s Statements (“Statements”) for the six-month periods ended September 30, except figures for the Naples Daily News and the Treasure Coast News/Press/Tribune, which are from the Statements for the twelve-month periods ended September 30.

(2)	Represents the combined Sunday circulation of The Stuart News, the Indian River Press Journal and The St. Lucie News Tribune.

Revenues Sources

Our newspapers will derive revenue by selling marketing and advertising services to businesses in our markets and news and information content to subscribers.

Advertising

We believe that compelling news and information content and a diverse portfolio of product offerings on multiple platforms will be critical components to garnering the most profitable share of local advertising dollars in our markets.

Our range of products and audience reach is expected to give us the ability to deliver specific audiences desired by advertisers. While many advertisers want the broad reach of daily newspapers, others want to target their message by demography, geography, buying habits or consumer behavior. Where we can, we will use our newspaper network to build partnerships with national advertisers. We will also design programs on the local level for local merchants - customizing print and digital products into tailored messages to meet our local market objectives. We will sell advertising based upon audience size, demographics, price and effectiveness. Advertising rates and revenues will vary among our newspapers, depending on circulation, type of advertising, local market conditions and competition. Each of these newspapers will operate in a highly competitive local media marketplace, where advertisers and media consumers can choose from a wide range of alternatives, including other news publications, radio, broadcast and cable television, magazines, websites, other digital platforms, outdoor advertising, directories and direct-mail products.

Print advertising

Print advertising is expected to be the largest component of our operating revenues. Print advertising includes Run-of-Press (“ROP”) advertising, preprinted inserts, advertising in niche publications, and direct mail. Advertisements throughout a newspaper include local, classified and national advertising. Local advertising refers to any advertising purchased by in-market advertisers that is not included in a paper’s classified section. Classified advertising includes all auto, real estate and employment advertising and other ads listed in sequence by the nature of the ads. National advertising includes advertising purchased by businesses outside local markets. National advertisers typically procure advertising from numerous newspapers using advertising agency buying services. Preprinted inserts are stand-alone, multi-page circulars inserted into and distributed with daily newspapers, niche publications and shared mail products.

Digital advertising and marketing services

Continuing the practices of our predecessors, we expect to sell advertising across all of our digital platforms. Digital advertising includes fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; impression-based campaigns where the fee is based upon the number of times the advertisement appears in Web pages viewed by a user; and click-through campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s website. We intend to develop local sponsorship programs that feature elements of fixed-duration and impression-based campaigns. These may include print elements (such as run-of-press or inserts) as part of the creative package designed to reach the reader/viewer/customer. We will utilize a variety of audience-extension programs to enhance the reach of our websites and garner a larger share of local advertising dollars that are spent online.

Continuing the practices of our predecessors, we expect to be a member of a newspaper consortium that partners with Yahoo! in an advertising and content sharing arrangement that increases access to local Web-focused advertising dollars. We expect to have similar arrangements with other digital marketing services. We will offer local advertising customers additional marketing services, such as managing search engine marketing campaigns.

Circulation (Subscriptions)

We will deliver news and other content on four platforms - print, Web, smartphones and tablets - and will meter access to content delivered on digital platforms. The predecessors of our company completed the introduction of bundled subscription offerings for print and digital products in all of our markets by the end of 2013.

As we implemented metered access to our digital content in 2012 and 2013, we significantly increased subscription prices to many of our subscribers. Going forward we expect to manage price increases in an effort to obtain the highest yield from our subscriber base. Many customers are price-sensitive, particularly when we have reduced content they consider valuable. In an effort to minimize customer churn and maximize profitability, we have and will continue to use analysis of customer price sensitivity to drive price increases on targeted subscribers and limit the price increases on other subscribers.

We have also implemented marketing strategies to gain new customers, primarily through digital channels with special offers designed to obtain subscribers, particularly digital customers. We have also run a number of in-paper advertisements encouraging subscribers to register their account on-line, which allows us to monetize their online activity with certain advertisers who target specific customers based on demographics, which drives higher advertising rates.

Finally, we have implemented membership programs for customers allowing them to receive special offers that non-subscribers cannot get. Examples include discounts on certain products, specialized content and other exclusive offers.

Our print products will be delivered directly to subscribers (home delivery) or purchased from a retail store or vending machine (single copy). Home delivery copies are expected to account for the majority of our total daily subscription revenues.

Daily and Sunday circulation of newspapers published by the predecessors of our company has declined during the past five years, due in part to readers who consume more news and information online. Some of the declines were due to a deliberate decision by our predecessors to eliminate distribution to outlying areas. More recently the predecessors of our company have implemented marketing and pricing strategies intended to stabilize home delivery subscription revenues.

Industry and Competition

Newspaper publishing was the first segment of the consumer media industry. Metropolitan and community publications often represent the primary medium for news and local advertising due to their historic importance to the communities they serve.

In recent years, newspaper industry fundamentals have declined as a result of the 2009 recession and secular industry change. Retail and classified ROP advertising have decreased from historic levels due in part to department store consolidation, weakened employment, automotive and real estate economics and a migration of advertising to the Internet and other advertising forms. Circulation declines and online competition have also negatively impacted newspaper industry revenues. Additionally, the housing market downturn, while now showing signs of recovery, has adversely impacted the newspaper industry, including real estate classified advertising as well as the home improvement, furniture and financial services advertising categories.

Advertising revenue is the largest component of a newspaper’s total revenue and it is affected by cyclical changes in national and regional economic conditions, as well as secular changes in the newspaper industry. Classified advertising is generally the most sensitive to economic cycles and secular changes in the newspaper business because it is driven primarily by the demand for employment, real estate transactions and automotive sales, as well as the migration of advertising to the Internet and other advertising forms. Newspaper advertising revenue is seasonal and our predecessor companies’ publishing business tended to see increased revenue due to increased advertising activity during certain holidays.

We believe newspapers and their online and niche products continue to be one of the most effective mediums for retail and classified advertising because they allow advertisers to promote the price and selection of goods more timely than most broadcast media, and to maximize household reach within a local retail trading area. This is especially true in a market like Milwaukee, which is still home to a number of local-market decision makers who influence spending to reach shoppers in this community. Notwithstanding the advertising advantages newspapers offer, newspapers have many competitors for advertising dollars and subscription revenue. These competitors include local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, Yellow Pages, the Internet, mobile devices and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for subscription revenue is based largely upon the content of the newspaper, its price, editorial quality and customer service.

Newsprint

The basic raw material of newspapers is newsprint. We believe we will be able to receive an adequate supply of newsprint for our needs. Newsprint is a basic commodity and its price is sensitive to changes in the balance of worldwide supply and demand. Mill closures and industry consolidation have decreased overall newsprint production capacity and could lead to future price increases.

Employees

As of December 31, 2013, the predecessors of our company had approximately 3,600 full-time equivalent employees. Various labor unions represented approximately 850 of these employees. The predecessors of our company have not experienced any work stoppages at current operations since 1985.

Properties

Our corporate headquarters will be located in Milwaukee, Wisconsin and we will operate in 14 markets in the United States. We believe all properties we will own are well maintained, are in good conditions and suitable for our contemplated operations. We will own substantially all of the facilities and equipment used in the newspaper operations of our predecessors. There are no material encumbrances on any of these properties.

Quantitative and Qualitative Disclosures About Market Risk
Price fluctuations for newsprint may have a significant effect on our results of operations. We have not entered into derivative instruments to manage our exposure to newsprint price risk.

MANAGEMENT

Board of Directors

At the closing of the transactions, our initial Board of Directors is expected to consist of seven members. The non-executive Chairman of our Board will be Steven J. Smith, the current Chairman and Chief Executive Officer of Journal. Timothy E. Stautberg, the current Senior Vice President, Newspapers of Scripps, will also be on our Board of Directors and will be our President and Chief Executive Officer. In addition, Mary Ellen Stanek and Jonathan Newcomb, each of whom are current independent directors of Journal, and Stuart Aitken, who is not a director of Scripps or Journal, will be independent directors on our Board.
Steven J. Smith
Steven J. Smith, age 64, is currently the Chairman of the Board and Chief Executive Officer of Journal and will be our non-executive Chairman of the Board. Mr. Smith was elected Chief Executive Officer in March 1998 and Chairman of the Board in December 1998. Mr. Smith served as the President of Journal from 1992 to 1998, and added the title of Chief Operating Officer in 1996. President was again added to his title in 2010, a title that he held until February 2012. Mr. Smith has been a director of Journal since May 2003 and was a director of the predecessor company of Journal since June 1987. Mr. Smith is also a director of Badger Meter, Inc., where he is chair of the compensation committee and a member of the audit and compliance committee. Mr. Smith’s long history with Journal and his skills and executive experience within all of the industries in which we operate qualify him to serve as director and the non-executive Chairman of the Board of our company.
Jonathan Newcomb
Jonathan Newcomb, age 68, is currently a Managing Director at the New York investment firm Berenson & Company, with which he first became affiliated in November 2012. Prior to that, Mr. Newcomb was a Managing Director at the New York investment firm Coady Diemar Partners from November 2004 to November 2012. Mr. Newcomb was also President and Chief Executive Officer of Cambium Learning, an education company located in Boston, from January 2006 until April 2007. Prior to that, he was a principal at Leeds Equity Partners, a New York private equity firm that invests primarily in information, education and training businesses. Mr. Newcomb served sequentially as President, Chief Executive Officer and Chairman at Simon & Schuster from 1994 until 2002. He also held positions as President and Chief Operating Officer and President of the Professional Publishing Group at Simon & Schuster from 1989 until 1994. Prior to that, he was President of McGraw-Hill’s Financial Information Group (S&P). Mr. Newcomb was elected as a director to Journal in February 2005 and is a member of its audit and executive committees. Mr. Newcomb is also a director and chairman of the audit committee at United Business Media and Chairman of the Board at Swets and Zeitlinger Group B.V. in The Netherlands. Mr. Newcomb’s knowledge of and expertise in the publishing industry, as well as his executive experience and financial expertise, qualify him to serve as a director of our company.
Mary Ellen Stanek
Mary Ellen Stanek, age 58, has served as chair of the compensation committee and a member of the executive and nominating and corporate governance committees for Journal and has been a director of Journal since August 2003. Ms. Stanek was a director of the predecessor company of Journal since June 2002. Ms. Stanek is also President of Baird Funds, Inc., a registered investment company, since September 2000, and Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co. Incorporated, since March 2000. Previously, Ms. Stanek was President of Firstar Funds, Inc., also a registered investment company, from December 1998 to March 2000, and President and Chief Executive Officer (from November 1998 to February 2000) and President and Chief Operating Officer (from March 1994 to November 1998) of Firstar Investment Research & Management Company, LLC. Ms. Stanek is also a director of Baird Financial Group, the West Bend Mutual Insurance Company, and Wisconsin Energy Corporation, where she is a member of the finance committee, and a member of the Board of Trustees and the audit and finance committees at Northwestern Mutual Life Insurance Company. Ms. Stanek’s knowledge of and experience in the financial services industry, as well as her executive experience and long-standing relationship with and knowledge of Journal, qualify her to serve as a director of our company.

Stuart Aitken

Stuart Aitken, age 43, has been Chief Executive Officer of dunnhumbyUSA, a marketing resources company, since July 2010. Mr. Aitken joined dunnhumbyUSA in August 2009 as Chief Operating Officer. Prior to joining dunnhumbyUSA, Mr. Aitken was Executive Vice President and Chief Marketing Officer for Michael’s Stores, an arts and crafts retail chain, from December 2007 to July 2009. Mr. Aitken’s knowledge and experience in marketing, information technology and in sales qualify him to serve us as a director.

No other prospective directors have been identified as yet. Our current directors are Steven J. Smith and Richard A. Boehne, who is Chairman, President and Chief Executive Officer of Scripps. Mr. Boehne will not be a director of Journal Media Group following the closing of the transactions.

Executive Officers

As of the date of this prospectus, the following persons have been identified as our prospective executive officers.

President and Chief Executive Officer. Timothy E. Stautberg, age 52, is currently Senior Vice President, Newspapers of Scripps since August 2011. He leads the company’s portfolio of newspapers and affiliated digital products in its 13 markets in the U.S. Prior to taking this role, Mr. Stautberg served Scripps for three years as Senior Vice President and Chief Financial Officer and for nine years as Vice President of Corporate Communications and Investor Relations. Mr. Stautberg joined Scripps in 1990 as part of the company's executive development program. In 1992, he joined the Rocky Mountain News, where he held various management positions before being named assistant to the publisher. He was named general manager of the Redding Record Searchlight in 1997, and returned to Cincinnati in 1999 to become Vice President of Corporate Communications and Investor Relations. Mr. Stautberg holds a bachelor's degree in economics from Kenyon College and a master's degree in business administration, with a specialization in finance, from the University of Chicago. While earning his MBA, he worked five years as a commercial banking officer for Harris Trust and Savings Bank in Chicago. Mr. Stautberg serves as a trustee of the Scripps Howard Foundation and a member of the Newspaper Association of America Board of Directors.

Senior Vice President, Chief Financial Officer and Treasurer. Jason R. Graham, age 41, is currently Senior Vice President of Finance and Chief Financial Officer of Journal. He was elected Senior Vice President of Finance and Controller in February 2014 and Chief Financial Officer in March 2014. He started with Journal as Vice President and Controller in June 2012. Prior thereto, Mr. Graham, who is a certified public accountant, held various financial leadership positions with Brookdale Senior Living, Inc., a national owner and operator of senior living communities, where he was serving as Vice President and Corporate Controller prior to joining Journal. Prior to October 2006, when he began employment with Brookdale Senior Living, Inc., Mr. Graham held financial leadership positions with KPMG LLP, GE Healthcare and APW Ltd.

Vice President and Controller. Marty V. Ozolins, age 43, is currently Vice President and Corporate Controller of Journal.  He joined Journal in 1997 as a staff auditor, and after being promoted to roles of increasing responsibility, became Director of Internal Audit in 2002. In 2009, he was promoted to Controller of Journal’s Publishing division. He added responsibility as Assistant Controller for Journal in 2011.  Prior to joining Journal, Ozolins held roles with the Wisconsin Legislative Audit Bureau. He holds a Bachelor of Business Administration, Accounting, from the University of Wisconsin - Madison and is a Certified Public Accountant.

Vice President, Regional Publisher and President and Publisher, Milwaukee Journal Sentinel.  Elizabeth F. Brenner, age 60, is currently Chief Operating Officer of Journal Publishing Group and an Executive Vice President of Journal.  Ms. Brenner was elected Executive Vice President of Journal in December 2004. In addition, Ms. Brenner has been Chief Operating Officer of Journal Publishing Group, President of Journal Sentinel, Inc. and Publisher of the Milwaukee Journal Sentinel since January 2005. Ms. Brenner was Publisher of The News Tribune, a Tacoma, Washington publication of the McClatchy Company, from 1998 to December 2004.Executive Officers and Directors

Committees

Our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following is a brief description of our committees.

Audit Committee. Our Audit Committee will assist the board in fulfilling the oversight responsibilities the board has with respect to (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements; (iii) the qualifications and independence of our independent registered public accounting firm; and (iv) the performance of our independent registered public accounting firm and our internal audit function. The Audit Committee will have direct responsibility and the sole authority for the appointment, compensation, retention, termination, replacement and oversight of our independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee will also be responsible for preparing an audit committee report to be included in our company’s annual proxy statement, and will review and approve on an on-going basis any related party transactions. The Audit Committee will adopt a policy for the review and pre-approval of all audit and non-audit services to be provided to us by our independent registered public accounting firm. The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters.

_______, _______ and _____ are expected to be members of our Audit Committee. _____ is expected to serve as the chairman of the Audit Committee and to qualify as an audit committee financial expert under the rules of the Securities and Exchange Commission, which we refer to as the “SEC”, implementing Section 407 of the Sarbanes-Oxley Act of 2002. Each of the members of our Audit Committee will be determined by our board to meet the independence, experience and financial literacy requirements of the NYSE and the federal securities laws.

Compensation Committee. The purposes of our Compensation Committee will be to (i) assist the board in discharging its responsibilities relating to the compensation of our Chief Executive Officer and other executive officers; (ii) administer our equity compensation plans; and (iii) produce an annual report on executive compensation for inclusion in our proxy statement in accordance with applicable rules and regulations.

Our Compensation Committee will review, recommend and approve policies relating to compensation and benefits for our directors and employees and will be responsible for approving the compensation of our Chief Executive Officer and other executive officers. It will have authority to retain compensation consultants to assist in the evaluation of compensation for directors, the Chief Executive Officer and other senior executives.

Our Compensation Committee will administer our compensation plans. Our Compensation Committee will also responsible for reviewing and recommending for inclusion in our proxy statement the compensation discussion and analysis section required to be included in our annual proxy statement under federal securities laws. For additional information regarding the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation, including the anticipated role of executive officers of the Company in making recommendations to the Compensation Committee regarding executive compensation and the role of compensation consultants in assisting the Compensation Committee in its functions, please see “Compensation Discussion and Analysis” beginning on page ___ of this prospectus.

_______, ________ and _______ are expected to be members of our Compensation Committee. _________ is expected to serve as the chairman of the Compensation Committee. Each of the foregoing persons has been determined by our board to meet the independence requirements of the NYSE and the federal securities laws and qualify as a non-employee director under SEC Rule 16b-3 and as an “outside director” under Section 162(m) of the Code.

Nominating and Corporate Governance Committee. The purpose of our Nominating and Corporate Governance Committee will be to (i) identify individuals qualified to become members of the board (consistent with criteria approved by the board); (ii) select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders, and nominees to fill vacancies on the board; (iii) develop and recommend to the board a set of corporate governance guidelines applicable to us ; (iv) oversee the evaluation of the board, its committees and management; and (v) oversee, in concert with the Audit Committee, compliance rules, regulations and ethical standards for our directors, officers and employees, including corporate governance matters and practices.

The Nominating and Corporate Governance Committee will also be responsible for reviewing annually our corporate governance principles and recommending proposed changes to the board. The Nominating and Corporate Governance Committee will report periodically to the board on succession planning.

_______, ________ and _______ are expected to be members of our Nominating and Corporate Governance Committee, and each of them has been determined by our board to meet the independence requirements of the NYSE and the federal securities laws. _______ is expected to serve as the chairman of the Nominating and Corporate Governance Committee.

Compensation and Governance Committee Interlocks and Insider Participation

None of our executive officers is expected to serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who are expected to serve on our board of directors or Compensation Committee.

Independence of Directors

Our corporate governance principles will provide for director independence standards consistent with those of the NYSE and the federal securities laws. These standards require the board to affirmatively determine that each “independent” director has no material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company) other than as a director. The board has preliminarily determined that all of our initial directors will be “independent” as required by the NYSE listing standards and our company’s Corporate Governance Principles, except Mr. Stautberg.

All members of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee will be independent directors as defined in the NYSE listing standards and our corporate governance principles.

Compensation of our Named Executive Officers

We have not disclosed historical compensation information with respect to our principal executive officer, our principal financial officer, or any other executive officer who might be considered a named executive officer under SEC rules, because we are of the view that, as a new publicly traded company formed from the combination of the newspaper publishing divisions of Scripps and Journal, the disclosure of historical compensation for our executive officers would not accurately reflect the compensation programs and philosophies that we intend to implement. We have adopted and will continue to develop our own compensation programs. Each of our executive officers who we anticipate will be a named executive officer for 2015, including our Chief Executive Officer, Chief Financial Officer and the next three highest compensated officers (whom we collectively refer to for purposes of this discussion as our “named executive officers”), will be covered by these programs following the consummation of the newspaper mergers. We expect, based on the current structure of our executive compensation programs and estimates of total compensation for 2015, that, in addition to our Chief Executive Officer and our Chief Financial Officer, our Vice President, Regional Publisher and President and Publisher of the Milwaukee Journal Sentinel, Elizabeth F. Brenner, is expected to be one of the next three highest compensated executive officers. In addition, we expect, based on current compensation estimates, that the remaining two highest compensated executive officers will be the individuals serving as our Chief Consumer Officer and our General Counsel. We are currently in the process of interviewing candidates for these positions and expect to have them filled prior to the closing of the newspaper mergers. The disclosure relating to our executive compensation program is generally focused on the expected 2015 compensation of our named executive officers. These expectations are subject to change as we complete the hiring process, finalize our executive compensation program and determine actual 2015 compensation for our executive officer group. A more detailed description of our compensation programs can be found below under the heading “Compensation Discussion and Analysis.”

Compensation of Directors

Our director compensation program will be designed to attract and retain highly qualified directors and align their interests with the long-term interests of our shareholders. It will include a cash component and an equity component. Directors who are employees of Journal Media Group will receive no additional compensation for their service on the Board.
Retainer and Fees. The non-executive Chairman of the Board will receive a total retainer of $150,000, consisting of cash and equity. He will not receive additional meeting or committee fees.
Each of the other non-employee directors will receive an annual cash retainer of $35,000 and an annual grant of unrestricted shares with an award value of $55,000. They will also receive $2,000 for each Board or committee meeting attended in person and $1,000 for each meeting attended via teleconference. The Audit Committee chair will receive an additional cash retainer of $15,000 and the Compensation Committee chair will receive an additional cash retainer of $10,000.
Stock Ownership Guidelines. We intend to adopt stock ownership guidelines for our non-employee directors. Under these guidelines, each non-employee director must own a number of our shares with a value equal to three times his or her annual cash retainer. For this purpose, the shares may be owned directly, in trust, or through any unvested restricted share units. Each non-employee director will be expected to hold at least 50% of all shares granted under the director compensation program until the applicable stock ownership guideline is satisfied.

DESCRIPTION OF OUR CAPITAL STOCK AND SHAREHOLDER RIGHTS

The following description of material terms of the applicable provisions of the WBCL and the amended and restated articles of incorporation and bylaws of Journal Media Group is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the WBCL and to the amended and restated articles of incorporation and bylaws of Journal Media Group, which are filed as exhibits to the registration statement to which this prospectus relates and are incorporated by reference into this prospectus.

Corporate Governance

We are a corporation organized under the laws of the state of Wisconsin and are governed by the WBCL, our amended and restated articles of incorporation and our bylaws.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Immediately following completion of the transactions, we expect that there will be approximately 25 million shares of our common stock outstanding, and no shares of our preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, which we refer to sometimes as the “articles,” the board of directors is authorized to designate and issue up to 10,000,000 shares of preferred stock in one or more series without shareholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of Journal Media Group.

At present, there are no shares of preferred stock outstanding and we have no plans to issue any shares of preferred stock.

Dividends and Other Distributions

The holders of our common stock are entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of Journal Media Group, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of our common stock are entitled to receive proportionately all of our remaining assets.

Number and Election of Directors

Our Board of Directors is expected to consist of seven members, each of whom will be elected by the holders of our common stock. Our amended and restated articles of incorporation provide that the number of directors may be designated by an affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares, except that our Board of Directors can also designate the number of directors by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders. Our directors will be divided into three classes, designated as Class I, Class II and Class III. Terms of Class I, Class II and Class III directors will expire at the third annual meeting after their elections. Directors will serve until their successors are duly elected and qualified.

Quorum/Voting

At all meetings of our board of directors, a majority of the total number of directors will be a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting will be considered an act of our board of directors.

Removal of Directors

Our articles of incorporation provide that any director may be removed from office, but only for cause by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of stock entitled to vote in the election of directors. However, if at least two-thirds of the directors then in office plus one director recommend removal of a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares. “Cause” is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to us in a matter which has a material adverse effect on our business.

Vacancies on the Board of Directors

Any vacancy occurring in our board of directors may be filled by the affirmative vote of a majority of the directors then in office.

Voting by Shareholders

Each holder of our common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Amendment of Articles

The WBCL allows us to amend our articles at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The Board of Directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles relating to (a) the structure of the board and (b) certain amendments to the bylaws may only be amended by the approval of 66 2/3% of the then outstanding shares entitled to vote.

Amendment of Bylaws

Our bylaws may be amended or repealed and new bylaws may be adopted by our shareholders at any annual or special meeting at which a quorum is present. The bylaws may also be amended or repealed and new bylaws may be adopted by the Board of Directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that the Board of Directors may not amend, repeal or readopt that bylaw. Notwithstanding the foregoing, pursuant to our articles of incorporation, the provisions of our bylaws relating to the general powers, number, classification, tenure and qualifications of the directors may be amended or repealed only by the affirmative vote of shareholders holding at least 66 2/3% of the then outstanding shares of all classes of our capital stock, voting together as a single class; provided, however, that the Board of Directors can amend or repeal such provisions by resolution adopted by at least two-thirds of the directors then in office plus one director, without a vote of the shareholders.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Amended and Restated Articles of Incorporation and Bylaws
Provisions of Wisconsin law have certain anti-takeover effects. Our articles and bylaws also contain provisions that may have similar effects.

Wisconsin Anti-Takeover Statute. Sections 180.1140 to 180.1144 of the WBCL restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

In addition to the anti-takeover provisions described above, various provisions of our articles and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

Staggered Board of Directors. Our articles and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.
No Cumulative Voting. The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles do not provide for cumulative voting.
Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting. Our bylaws provide the board of directors with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the Chairman of the Board, the Chief Executive Officer or the President or the board of directors (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.
Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Supermajority Provisions. Our articles contain provisions that require the approval of 66 2/3% of the outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles or bylaws. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of our common stock.

Preemptive Rights. No holder of our common stock has any preemptive or subscription rights to acquire shares of our capital stock.
Liability and Indemnification of Directors and Officers
Pursuant to the WBCL and our bylaws, our directors and officers are entitled to mandatory indemnification against certain liabilities and expenses:

•	to the extent such officers or directors are successful in the defense of a proceeding; and

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in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties and such breach or failure constituted:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest;

•	a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

It should be noted that the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, our directors are not subject to personal liability to us, our shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors except in circumstances paralleling those in the final four bullet points above.

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions are necessary to attract and retain qualified persons to serve as our directors and officers.

Transfer Agent and Registrar

Computershare Trust Company, N. A.. is the transfer agent and registrar for our common stock. Its address is 250 Royall Street, Canton, Massachusetts 02021 and its telephone number is (800) 736-3001.

Listing

In connection with the closing of the transactions, our common stock is expected to be listed on the NYSE under the symbol “JMG.”

Sales of Unregistered Securities

In connection with our incorporation, we issued two shares of common, one to Scripps and one to Journal, in consideration of a minimal capital contribution by each. We were not required to register these shares under the Securities Act because the issuance thereof constituted a private sale exempt from such Act.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
Following is a discussion of the compensation program that we expect to implement for the individuals who will become our named executive officers following the closing of the transactions.
Our named executive officers will include (i) Timothy E. Stautberg, who will serve as our President and Chief Executive Officer, (ii) Jason R. Graham, who will serve as our Senior Vice President, Chief Financial Officer and Treasurer, and (iii) our next three highest compensated executive officers. We expect, based on estimates of total compensation for 2015, that Elizabeth F. Brenner, who will serve as Vice President, Regional Publisher and President and Publisher of the Milwaukee Journal Sentinel, will be the next highest compensated executive officer and therefore a named executive officer. We also anticipate that, based on current compensation estimates, our remaining named executive officers will be the individuals serving as our Chief Consumer Officer and as our General Counsel. We will be interviewing candidates for those two positions and expect to have them filled prior to the closing of the newspaper mergers.
Our Board is developing a compensation program for the individuals who we expect will become our named executive officers with input from its independent compensation consultant and our Chief Executive Officer to be. Although certain aspects of the program will become effective upon the closing of the transactions, we will not finalize the entire program until after the transactions, as we complete our hiring process and receive input from our Compensation Committee. As a result, the expectations set forth below are subject to change.
We have not paid any compensation to the individuals who we expect will become our named executive officers. We also have not disclosed historical compensation information for the anticipated named executive officers because (i) two of those executives will be hired in connection with the transactions and will not have been employed by either Scripps or Journal, and (ii) we believe that, as a new publicly traded company, the disclosure of historical compensation paid by Scripps or Journal to the other three executives would not accurately reflect the compensation programs and philosophies that we intend to implement.
Compensation Objectives
We expect to implement an executive compensation program that is designed to meet the following strategic objectives:

•	Provide competitive total direct compensation opportunities so that we can attract and retain executives who will drive long-term value for our shareholders.

•	Reward executives based on their contributions to achieving our business objectives.

•	Closely align the interests of our executives with the interests of our shareholders.

We Intend to:

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Focus on Variable Compensation: We expect that a meaningful portion of our named executive officers’ compensation will be directly contingent upon achieving specific results that are essential to our long-term success and growth in shareholder value.

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Impose Stock Ownership and Retention Guidelines: We expect to impose stock ownership guidelines of three times base salary for the Chief Executive Officer and two times base salary for the other named executive officers, so that each executive has personal wealth tied to our long-term success and, therefore, has interests that are aligned with those of our shareholders. Each named executive officer will be expected to hold 50% of all shares acquired under equity awards until the applicable stock ownership guideline is satisfied.

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Establish a Clawback Policy: We expect to implement a clawback policy, so that we have the authority to recover certain incentive compensation if payout was based on financial results that were subsequently restated.

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Adopt Anti-pledging and Anti-hedging Policies: We expect that our insider trading policy will restrict our employees, officers and directors from engaging in hedging or pledging transactions involving our securities.

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Maintain a “Double Trigger”: We expect that our change in control arrangements will provide benefits on a “double trigger,” meaning that the severance benefits will be paid, and equity awards will vest, only if our executives incur a qualifying termination in connection with a change in control.

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Establish Equity Grant Guidelines: We expect to establish an equity grant policy to provide fixed guidelines for when equity awards may be granted. By regulating the timing of equity grants, we intend to eliminate any perception that grant dates might be timed to take advantage of a favorable stock price.

•	Minimize Compensation Risks: We expect to periodically review our compensation program to confirm that our policies and practices are not creating excessive or inappropriate risks.

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Retain An Independent Consultant: The Board retained an independent consultant to assist in developing and reviewing our executive compensation programs. We expect that the independent consultant will continue to serve the Compensation Committee in a similar capacity following the closing of the transactions.

Core Compensation Elements
Following is a brief summary of each element of the core compensation program that we expect to provide for our named executive officers.
Base Salary. We will provide competitive base salaries that are intended to attract and retain key executive talent. Base salary levels will depend on the executive’s position, responsibilities, experience, market factors, recruitment and retention factors, internal equity factors, and our overall compensation philosophy.
Annual Incentive Program. Our named executive officers will be eligible for annual incentive compensation, which will be designed to motivate our executives to achieve certain performance goals. We anticipate that the performance goals will be based on financial targets with a payout curve ranging from 0% to 150% of the target incentive opportunity. After the closing of the transactions, the Compensation Committee will establish specific performance goals, targets and payout curves for the 2015 annual incentive program.
Any annual incentive awards granted to our named executive officers will be issued under our annual incentive plan, which is described in more detail under the section entitled “Annual Incentive Plan.”
Long-Term Incentives. Our named executive officers will participate in our long-term equity incentive compensation program, which will be designed to motivate our executives to achieve long-term performance goals and to align the interests of our management team and shareholders. We anticipate that the long-term incentive program will commence in 2016. At that time, we expect to make a grant to our named executive officers of time-based restricted shares or units that vest ratably over three years and performance-based restricted shares or units that have a three-year performance period. The timing, award levels, allocation between time-based and performance-based awards, performance goals, targets and payout curves for the 2016 grants will be determined by the Compensation Committee following the closing of the transactions.
We anticipate that, following the closing of the transactions, the Compensation Committee will authorize a one-time grant of restricted shares to our named executive officers, which we will refer to as a founders’ grant. Each founders’ grant is expected to vest in equal annual installments over the first three anniversaries of the closing of the transactions. The Board or Compensation Committee will establish the grant levels for the founders’ grants.
The anticipated founders’ grants will provide our key executives with a significant equity stake in Journal Media Group. The founders’ grant will reinforce our objectives of recruiting a strong management team, enhancing their retention incentives, and aligning their interests with those of our shareholders. We believe that the founders’ grant will motivate and reward our management team for successfully integrating the Scripps and Journal newspaper businesses.
Any equity awards will be issued under our long-term equity plan, which is described in more detail under the heading “Long-Term Incentive Plan.”

CEO Employment Agreement
We have entered into an employment agreement with Timothy E. Stautberg in connection with his appointment as our President and Chief Executive Officer. The employment agreement becomes effective upon the closing of the transactions and has a term of 3 years, with automatic successive one-year renewals until 120 days’ notice of non-renewal is provided.
Under the employment agreement, Mr. Stautberg will receive an initial annual base salary of $700,000. His 2015 target annual incentive opportunity and 2016 target long-term incentive opportunity will be 60% of his annual base salary. Future incentive opportunities, both annual and long-term, will be established by the Compensation Committee and will be equal to or higher than other senior executives. We will also recommend that the Board of Directors approve a founder’s grant of restricted shares or units to Mr. Stautberg, shortly after the completion of the transactions, with a value equal to 120% of his annual base salary. During the term of the employment agreement, Mr. Stautberg will be entitled to a financial planning benefit of $15,000. He will also be entitled to reimbursement for up to $10,000 in attorneys’ fees in connection with negotiating his employment agreement.
These compensation levels were negotiated after considering market compensation levels for Chief Executive Officers at companies in our reference peer group (described below) and in industry surveys, as well as input from a compensation consultant regarding market practices. We believe that these compensation levels are appropriate in light of Mr. Stautberg’s considerable experience in the newspaper industry and the special challenges associated with integrating the Scripps and Journal newspaper businesses.
Mr. Stautberg’s employment agreement contains standard confidentiality, non-compete, non-solicitation and non-disparagement covenants. The agreement also provides for severance benefits in the event of an involuntary termination of employment without “cause” or a termination for “good reason,” death or disability, as more fully described under the heading “Severance Plans, Programs and Agreements” of this section.
Health, Welfare and Other Personal Benefits
We anticipate that the named executive officers will be entitled to participate in all health, welfare, fringe benefit and other arrangements generally available to other employees. We may also provide our named executive officers with limited additional perquisites and other personal benefits.
Compensation Consultant and Peer Group
The Board directly retained Meridian Compensation Partners, LLC (“Meridian”) to assist it in developing our executive compensation strategy and programs. Meridian reports directly to the Board and does not perform any other services for us.
We believe that our compensation program should remain competitive in order to attract and retain key executive talent. Therefore, Meridian provided information to the Board about market compensation levels, pay mix, dilution levels and overall design for the components of total direct compensation of our named executive officers based on the pay practices of companies in our reference peer group, as described below.
We expect that Meridian will continue to serve the Compensation Committee in a similar capacity following the closing of the transactions, as the Compensation Committee begins to evaluate our compensation program.
In consultation with Meridian, the Board established a preliminary reference peer group, consisting of companies that (i) operate in the newspaper industry, and (ii) have similar business models and operations as ours. Based on these factors, the Board, after consulting with Meridian and our Chief Executive Officer to be, established the following reference peer group prior to the closing of the transactions:

A. H. Belo Corp.	Lee Enterprises Inc.
The E. W. Scripps Company	McClatchy Co.
Gannett Co.	New Media Investment Group
Journal Communications, Inc.	Tribune Publishing

These companies generally had revenues ranging from $366 million to $5,161 million in the most recent fiscal year and a market capitalization of between $138 million and $6,741 million. The Board reviewed the compensation programs of this reference peer group, along with a collection of general industry surveys and input from Meridian, when establishing our compensation program and pay levels.

We expect that, after the closing of the transactions, the Compensation Committee will review our reference peer group based on our strategic direction, size and market for executive talent and make changes, as and when appropriate.
Severance Plans, Programs and Agreements
Following is a brief summary of the severance protections to be provided to our named executive officers.
CEO Employment Agreement. Mr. Stautberg’s employment agreement provides that, if he were terminated without cause or he resigned for good reason either prior to or more than 2 years after a change in control, then, in addition to accrued salary, he will be entitled to receive: (i) a pro-rated annual incentive, based on actual performance for the year of termination; (ii) a severance payment equal to 2.0 times the sum of his annual base salary and target annual incentive; (iii) accelerated vesting of equity awards; and (iv) continued payment of monthly health care premiums for up to 2 years, except that the obligation to pay the premiums will end if he becomes employed by another employer that provides him with group health benefits.
If Mr. Stautberg were terminated without cause or he resigned for good reason within two years after a change in control, then, in addition to accrued salary, he will be entitled to receive: (i) a pro-rated annual incentive, based on target performance for the year of termination; (ii) a severance payment equal to 2.5 times the sum of his annual base salary and target annual incentive; (iii) accelerated vesting of equity awards, as provided under our Long-Term Incentive Plan; (iv) continued payment of monthly health care premiums for up to 2.5 years, except that the obligation to pay the premiums will end if he becomes employed by another employer that provides him with group health benefits; and (v) a payment equal to the value of an additional 2.5 years of age (but not service) under our defined benefit plans. The employment agreement provides that if any payments or benefits would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the “Code”), then the payments will be limited to the maximum amount that could be paid without triggering the excise tax.
If we timely provide notice of non-renewal of Mr. Stautberg’s employment agreement, and his employment terminates without cause at the end of the term, then, in addition to accrued salary, he will be entitled to receive: (i) a pro-rated annual incentive, based on actual performance for the year of termination; (ii) a severance payment equal to 1.0 times the sum of his annual base salary and target annual incentive; (iii) accelerated vesting of equity awards; and (iv) continued payment of monthly health care premiums for up to 1 year, except that the obligation to pay the premiums will end if he becomes employed by another employer that provides him with group health benefits.
No special severance will be payable if Mr. Stautberg is terminated for cause or resigns without good reason, or if his employment terminates due to death or disability, except in the case of death or disability, he (or his estate) would be entitled to receive a pro-rated annual incentive, based on actual performance for the entire year, accelerated vesting of equity awards and in the case of disability, 1.0 times annual base salary.
Mr. Stautberg (or his legal representatives) must sign a release of claims against Journal Media Group prior to receiving any of the severance benefits described above.
Change in Control Agreements. In connection with the transactions, we will assume the change in control agreements between Journal and each of Ms. Brenner and Mr. Graham. Under these agreements, if the executive’s employment is terminated without cause or if the executive resigns for good reason within two years after a change in control, in the case of Ms. Brenner, or within one year after a change in control, in the case of Mr. Graham, then, in addition to accrued salary, he or she will be entitled to receive:

•	a pro rata target annual incentive for the year of termination;

•	a severance payment equal to a multiple of the executive’s then-current annual base salary and target annual incentive (2x in the case of Ms. Brenner and 1x in the case of Mr. Graham); and

•
continued group health coverage for a period of time after his or her termination (24 months in the case of Ms. Brenner and 12 months in the case of Mr. Graham), except that the obligation to provide health coverage will end if the executive becomes employed by another employer that provides him or her with group health benefits.

The change in control agreements provide that if any payments or benefits would be subject to the excise tax imposed under Section 4999 of the Code , then the payments will be limited to the maximum amount that could be paid without triggering the excise tax.
No special severance will be payable if the executive is terminated for cause or resigns without good reason, or if the executive’s employment is terminated at the end of the employment period, or if the executive’s employment terminates due to death or disability, except in the case of death or disability, the executive (or his or her estate) would be entitled to receive a pro-rata portion of the executive’s target annual incentive earned through the date of termination.
Each of the agreements contains confidentiality and employee non-solicitation covenants that apply during the executive’s employment and for a specified period after his or her termination of employment (24 months in the case of Ms. Brenner and 12 months in the case of Mr. Graham). Each change in control agreement also contains a non-competition covenant that applies for a specified period after the executive terminates employment (24 months in the case of Ms. Brenner and 12 months in the case of Mr. Graham), unless he or she timely waives the severance benefits provided by the change in control agreement, in which case the non-competition covenant will not apply.
Other Arrangements. We expect that the Compensation Committee will establish the severance levels for the individuals who will serve as our Chief Consumer Officer and as our General Counsel at the time those individuals are hired.
Retirement Programs
We do not intend to establish new defined benefit or defined contribution retirement plans for our named executive officers, other than a 401(k) plan that will be generally available to other employees. Nonetheless, we will assume certain legacy retirement obligations in connection with the transactions. Following is a brief description of the assumed legacy retirement benefits for our named executive officers. These legacy retirement programs will be closed to new participants and will not accrue future benefits.
Supplemental Executive Retirement Plans. Mr. Stautberg participates in the Supplemental Executive Retirement Plan for legacy Scripps employees and Ms. Brenner participates in the Supplemental Executive Retirement Plan for legacy Journal employees. Each of these plans is an unfunded, nonqualified retirement plan designed to administer certain retirement benefits assumed by us in connection with the transactions and future benefit accruals will not occur under these plans. The benefit under the Supplemental Executive Retirement Plan for legacy Scripps employees is payable in a single lump sum upon termination of employment and the benefit under the Supplemental Executive Retirement Plan for legacy Journal employees is payable upon the later of the executive’s attainment of age 60 or his or her termination of employment (in the form of a monthly annuity with respect to the defined benefit portion and a lump sum with respect to the defined contribution portion). The defined contribution portion of the Supplemental Executive Retirement Plan for legacy Journal employees will be credited with interest at a rate that will be established by us from time to time.
Deferred Compensation Plans. Mr. Stautberg participates in the Executive Deferred Compensation Plan and the Transition Credit Plan for legacy Scripps employees. Mr. Stautberg will not be permitted to defer post-transaction compensation under these plans or receive post-transaction company contributions. Each of these plans is an unfunded, nonqualified retirement plan designed to administer certain deferred compensation benefits assumed by us in connection with the transactions. Payments from the Executive Deferred Compensation Plan will be made in cash at certain future dates elected by Mr. Stautberg or upon an earlier termination of employment or death in the form of a lump sum or in monthly installments of 5, 10 or 15 years. Payments are automatically accelerated and paid in a lump sum in the event of a termination of employment within two years following a change in control of Journal Media Group. Payments from the Transition Credit Plan are made in cash as a single lump sum six months following termination of employment. The deferred compensation will be credited with interest at a rate that will be established by us from time to time.
Annual Incentive Plan
Immediately preceding the completion of the transactions, we expect the current Board to adopt the Journal Media Group, Inc. Annual Incentive Plan (the “AIP”). The AIP will become effective on the date it is adopted by the Board.
Following is a brief description of the expected terms of the AIP. The terms of the AIP have not yet been finalized and therefore are subject to change. The following summary is qualified in its entirety by reference to the full text of the plan document as adopted by the current Board.

Administration. The Compensation Committee will administer the AIP. The Compensation Committee will be authorized to interpret the AIP and to make any other determinations that it deems necessary or desirable for the administration of the plan. Any decision of the Compensation Committee will be final, conclusive and binding.
Eligibility and Participation. Our senior executives will be eligible to participate in the AIP, as designated by the Compensation Committee, in its sole discretion.
Determination of Awards. The Compensation Committee will designate one or more performance periods, which may be based on a calendar year or any other period designated by the Compensation Committee. Within the first quarter of the performance period, the Compensation Committee will establish written performance goals and payout formulas for each participant. The performance goals and payout formulas need not be the same for each participant. Participants must achieve the performance goals established by the Compensation Committee in order to receive an award under the AIP. The performance goals applicable to awards under the AIP must be objective and will be based solely on one or more performance criteria specified in the AIP. For awards that are intended to qualify for the performance-based compensation exemption from Section 162(m) of the Code, the AIP will specify the maximum amount payable to any individual participant during a specified period.
Certification. No awards will be paid under the AIP for a performance period until the Compensation Committee has certified in writing that the applicable performance goals have been met. The Compensation Committee will retain discretion to reduce or eliminate (but not to increase) any award payable to a participant. The Compensation Committee reserves the discretion to grant and pay incentive awards outside of the AIP, regardless of whether any such other awards would be deductible for U.S. federal income tax purposes.
Payment. Any final awards certified by the Compensation Committee under the AIP will be paid after the end of the performance period, but in no event later than March 15 of the calendar year immediately following the end of the performance period. If, however, a participant dies, retires, is assigned to a different position, is granted a leave of absence, or if the participant’s employment is otherwise terminated (except for “cause,” as determined by the Compensation Committee in its sole discretion) during a performance period, then the participant’s award will be pro-rated and paid at the same time as other awards under the plan, based upon actual performance during the performance period (or at a lower amount, at the discretion of the Compensation Committee). If a participant terminates employment within one year after a “change in control,” then he or she shall receive an award determined as if the performance goals had been achieved at the target level.
Amendment or Termination. The Board or the Compensation Committee may amend, alter or discontinue the AIP at any time, provided that the action does not impair, without participant consent, any of the rights or obligations under any award previously granted. No consent is required, however, if the Board or the Compensation Committee, as the case may be, determines in good faith that the action is necessary to comply with Sections 162(m) or 409A of the Code or applicable laws. The Board may not amend, alter or discontinue the provisions relating to payments in connection with a “change in control” after the occurrence of a change in control.
Long-Term Incentive Plan
Immediately preceding the completion of the transactions, we expect the current Board to adopt and our current shareholders to approve the Journal Media Group, Inc. Long-Term Incentive Plan (the “LTIP”). The LTIP will become effective on the date it is adopted by the Board.
Following is a brief description of the expected terms of the LTIP. The terms of the LTIP have not yet been finalized and therefore are subject to change. The following summary is qualified in its entirety by reference to the full text of the plan document as adopted by the current Board, and as to be approved by our shareholders immediately preceding the completion of the transactions.
Purpose, Eligibility and Duration. The purpose of the LTIP will be to enable us to attract and retain directors, officers, and other key employees and to provide such persons incentives for superior performance. Each key employee and Board member will be eligible to participate in the LTIP. No award may be granted under the LTIP after the day immediately preceding the tenth (10th) anniversary of the effective date of the LTIP, or such earlier date as the Board shall determine.
Key Features of the LTIP

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Limit on Authorized Shares. No more than [__] total common shares will be authorized for issuance under the LTIP, which we expect will represent approximately [__]% of our issued and outstanding common shares as of the closing of the transactions. We estimate that this share pool will be sufficient for us to grant equity awards for approximately [__] to [__] years. The shares may include authorized but unissued shares, treasury shares, or a combination of the foregoing. Any or all of the shares may be issued under incentive stock options.

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Responsible Share Counting. The LTIP will include share counting provisions under which: (i) only shares relating to awards that expire, are forfeited, or settled in cash will become available again for issuance; (ii) shares used to pay the exercise price of stock options, withheld to satisfy tax withholding obligations or repurchased by us with stock option proceeds will not be recycled back into the total number of shares available for issuance; and (iii) the full number of common shares covered by a stock-settled SAR will be counted against the share reserve of the LTIP.

•	Annual Limit on Director Awards. No more than [__] common shares may be associated with any award made in any calendar year to a single outside director.

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Sub-Limits on Qualified Performance-Based Awards. For awards that are intended to qualify for the performance-based compensation exemption from Section 162(m) of the Code, the LTIP will specify the maximum amount (either as a dollar amount or a number of common shares) payable to any individual participant during a specified period.

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No Discounted Stock Options or SARs. All grants of stock options or SARs will be required to have an exercise price equal to or greater than the fair market value of a common share on the date of grant.

•	No Re-Pricing of Stock Options or SARs. The LTIP will prohibit “re-pricing” of stock options and SARs without shareholder approval.

•
Minimum Vesting Provisions. Awards granted to employees will be subject to certain minimum vesting provisions, such that (i) performance-based awards will have a performance period of at least one year, and (ii) time-based awards will have a vesting period of at least three years (which vesting period may lapse on a pro-rated, graded, or cliff basis). Vesting may accelerate upon a change in control or an employee’s death, disability, retirement, involuntary termination of employment without cause or termination of employment for good reason, as provided by the Compensation Committee.

•
Double Trigger Vesting. The LTIP will provide for “double trigger” vesting of equity awards assumed in a change in control transaction, so that the awards will not automatically vest on a change in control. Instead, the awards assumed in a transaction will continue to vest on their regularly-scheduled vesting date or, if earlier, upon a termination without cause or resignation for good reason within two years after a change in control. If the awards are not assumed in the change in control, then the awards will vest in connection with the transaction. In either case, outstanding performance-based awards will vest on a pro-rata basis, at the “target” level if the vesting event occurs during the first-half of the performance period and based on actual achievement if the vesting event occurs during the second-half of the performance period.

•
Clawback and Forfeiture Provisions. Awards granted under the LTIP, and certain benefits realized under those awards, will be subject to forfeiture if a participant is terminated for “cause.” Additionally, awards granted under the LTIP will be subject to the terms of our compensation recovery, or “clawback” policy.

•
No Dividends or Dividend Equivalents on Unvested Performance Awards. The LTIP will prohibit payment of dividends and dividend equivalents on performance-based awards until those awards are earned and vested.

Administration. The Compensation Committee will administer the LTIP. The Compensation Committee will have full and final authority, in its sole discretion, to take all actions determined to be necessary in the administration of the LTIP. The Board will be able to reserve to itself any of the authority and responsibility of the Compensation Committee under the LTIP. The Board or Compensation Committee may delegate to a special committee, consisting of one or more directors who are also officers of Journal Media Group, some or all of the Compensation Committee’s authority, with specified limitations, to grant awards to eligible participants who, at the time of grant, are not officers.
Terms and Conditions of Awards. We expect that the LTIP will provide for the award of stock options, SARs, restricted shares, restricted share units, performance shares, performance units and other stock-based awards.

•
Stock Options. The Compensation Committee may grant stock options, which may consist of non-qualified stock options, incentive stock options, or any combination of the foregoing. Stock options will provide the option holder the right to purchase common shares at a price not less than the fair market value of such shares on the date of grant. No stock options may be exercised more than 10 years from the date of grant. Each grant of stock options must specify (i) the period of continuous employment that is required (or the performance objectives that must be achieved) before the stock options become exercisable, (ii) the extent to which the option holder will have the right to exercise the stock options following termination of service, and (iii) the permitted method for paying the exercise price.

•
Stock Appreciation Rights. The Compensation Committee may grant SARs. Each SAR award agreement will specify a grant price, which must be at least equal to the fair market value of a common share on the date of grant. No SAR may be exercised more than 10 years from the date of grant. Upon the exercise of a SAR, the holder is entitled to receive payment in an amount determined by multiplying (i) the excess of the fair market value per share of a common share on the date of exercise over the grant price, by (ii) the number of shares with respect to which the SAR is exercised. The payment upon the SAR exercise will be in cash, common shares of equivalent value, or in some combination thereof, as provided in the applicable award agreement. Each SAR award agreement must specify (i) the period of continuous employment that is required (or the performance objectives that must be achieved) before the SAR becomes exercisable and (ii) the extent to which the holder will have the right to exercise the SAR following termination of service.

•
Restricted Shares. The Compensation Committee may grant restricted shares to participants in such number as it determines in its discretion. A grant of restricted shares signifies the immediate transfer of ownership of common shares to a participant in consideration of the participant’s performance of services. Such transfer may be made without additional consideration or in consideration of a payment by the recipient that is less than the fair market value per share on the date of grant. Unless otherwise provided by the Compensation Committee, a participant is entitled immediately to voting, dividend and other ownership rights in the common shares. Restricted shares must be subject to a “substantial risk of forfeiture,” within the meaning of Section 83 of the Code, based on the passage of time, the achievement of performance objectives, or upon the occurrence of other events as determined by the Compensation Committee, at its discretion. In order to enforce these forfeiture provisions, the transferability of restricted shares will be limited in the manner prescribed by the Compensation Committee on the date of grant for the period during which such forfeiture provisions are to continue.

•
Restricted Share Units. The Compensation Committee may grant restricted share units to participants in such number as it determines in its discretion. Restricted share units constitute an agreement to issue or deliver common shares, cash, or a combination thereof, to the participant in the future at the end of a restriction period and subject to the fulfillment of such conditions as may be specified in the applicable award agreement. During the restriction period, the participant has no right to transfer any rights under his or her award and no right to vote or receive dividends on the shares covered by the restricted share units, but the Compensation Committee may authorize the payment of dividend equivalents with respect to the restricted share units.

•
Performance Shares and Performance Units. The Compensation Committee may grant performance shares or performance units to participants. A performance share is the equivalent of one common share and a performance unit is the equivalent of a dollar value established at the time of the award. Each grant of performance shares and performance units will specify the performance objectives which must be achieved within a specified performance period. Payment of the performance shares or performance units will depend on the extent to which the performance objectives have been achieved. To the extent earned, the participant will receive payment of the performance shares or performance units at the time and in the manner determined by the Compensation Committee, in cash, common shares, restricted shares, restricted share units or any combination thereof. The participant has no right to transfer any rights under his or her award and no right to vote or receive dividends on the shares covered by the performance shares, but the Compensation Committee may authorize the payment of dividend equivalents with respect to the performance shares.

•
Other Awards. The Compensation Committee may grant or sell other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, common shares or factors that may influence the value of such shares. The Compensation Committee may also grant cash awards, as an element of or supplement to any other award granted under the LTIP. In addition, the Board may grant unrestricted shares to non-employee directors.

Performance Objectives. The Compensation Committee may designate any award as a qualified performance-based award in order to make the award fully deductible for federal income tax purposes without regard to the $1 million limit imposed by Section 162(m) of the Code. If an award is so designated, the Compensation Committee must establish objectively determinable performance objectives for the award within certain time limits, selected from one or more performance criteria that will be specified in the LTIP.
Adjustments. In the event of any equity restructuring, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the Compensation Committee will adjust the number and kind of shares that may be issued or delivered under the LTIP, the individual award limits, and, with respect to outstanding awards, the number and kind of shares subject to outstanding awards, the exercise price, and the grant price or any other price of shares subject to outstanding awards, to prevent dilution or enlargement of rights of the participant. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the Compensation Committee may, in its discretion, cause there to be such equitable adjustment as described in the foregoing sentence, to prevent dilution or enlargement of rights.

Transactions-Related Compensation

For a discussion of the compensation that is or may become payable to our executive officers or directors that is based on or otherwise relates to the transactions, please see the sections entitled "The Transactions-Interests of Scripps' Directors and Officers in the Transactions" and "The Transactions-Interests of Journal's Directors and Officers in the Transactions" in the accompanying joint proxy statement/prospectus of Scripps and Journal (contained in the Registration Statement on Form S-4 of Scripps, Registration No. 333-200388), which is filed as an exhibit to the registration statement to which this prospectus relates and which we incorporate reference herein.

DIVIDEND POLICY

Currently, we do not intend to pay dividends on our common stock in the foreseeable future. Instead, we intend to retain all available funds and any future earnings for use in the operation of our business. In connection with the newspaper mergers, we expect to enter into a senior secured credit facility providing for revolving credit borrowings. We expect that the facility will contain affirmative and negative covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios and limit our ability to pay dividends or make other distributions on our shares of common stock. The declaration and payment of any future dividends by us will be subject to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects, debt covenants and other contractual restrictions and such other factors as they may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2014 on a pro forma basis adjusted to give effect to (1) the spin-offs of Scripps Newspapers and Journal Newspapers from their respective parent companies, Scripps and Journal, (2) the Journal contribution of $10 million cash to Journal Newspapers, (3) the merger of each of Scripps Newspapers and Journal Newspapers into separate subsidiaries of Journal Media Group, and (4) the distribution of Journal Media Group common stock to the stockholders of Scripps and Journal.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Information" included elsewhere in this prospectus.

(in thousands)	Pro forma as of September 30, 2014 (unaudited)

Cash and cash equivalents	$10,565

Debt	$—
Stockholders' equity	305,377
Total capitalization	$305,377

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
As of the date hereof, each of Scripps and Journal owns one share of our common stock, and these two shares constitute all of our outstanding shares of common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock immediately following completion of the newspaper mergers by:

•	each person who is expected by us to be the beneficial owner of five percent or more of our common stock;

•	each currently identified director;

•	each currently identified executive officer who we expect will be among our most highly compensated officers; and

•	all of our directors and our currently identified executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

To the extent our directors and officers own shares of Scripps or Journal on the applicable record date, they will participate in the newspaper mergers on the same terms as other holders of Scripps or Journal shares.

The information below is based upon the number of shares of Scripps or Journal common stock beneficially owned by each person or entity as of ____________, except as is otherwise disclosed in the footnotes to the table. The share amounts in the table reflect the expected distribution ratio of shares of our common stock for each share of Scripps or Journal common stock held by the listed person or entity.

Except as otherwise noted in the footnotes below, the individual director or executive officer is expected to have sole voting and investment power with respect to such securities . The address of each individual named below is c/o Corporate Secretary, 333 West State Street, Milwaukee, Wisconsin 53203. Upon completion of the newspaper mergers, we expect that we will have issued and outstanding an aggregate of approximately _____ million shares of our common stock.

Ownership by Directors, Executive Officers and Five Percent Holders

Name and Address of Beneficial Owner	Common Stock Beneficially Owned in Parent Company	Our Common Stock Beneficially Owned (3)	Percent after the newspaper mergers

*    Less than 1%.
(1)    Journal common stock.
(2)    Scripps common stock.
(3)    These amounts reflect that (a) Scripps shareholders will receive 0.2500 shares of our common stock in respect of each Scripps class A common share and common voting share, and (b) Journal shareholders will receive 0.1950 shares of our common stock in respect of each share of Journal class A common stock and class B common stock.

CERTAIN TRANSACTIONS
Prior to the completion of the transactions, our Board of Directors intends to adopt written policies and procedures regarding transactions with related persons. For purposes of the expected policy:

•	a “related person” will mean any of our directors, executive officers, nominees for director, five percent or greater shareholder or any of their immediate family members; and

•
a “related person transaction” generally will mean a transaction (including any indebtedness or a guarantee of indebtedness) in which we are to be a participant and the amount involved exceeds $120,000, and in which a related person will have a direct or indirect material interest.

Each executive officer, director or nominee for director will be required to disclose to the Nominating and Corporate Governance Committee certain information relating to related person transactions for review and approval or ratification by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will be required to disclose any material related person transactions to the full Board.

Disclosure to the Nominating and Corporate Governance Committee will be required to be made before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the transaction or of a material change to such a transaction. Under the policy, the Nominating and Corporate Governance Committee’s decision to approve or ratify a related person transaction is to be based on the Nomination and Corporate Governance Committee’s determination that consummation of the transaction is in, or was not contrary to, our best interests.

There have been no related persons transactions to date.

MASTER TRANSACTION AGREEMENT

The following is a summary of the material terms and conditions of the master transaction agreement. This summary may not contain all the information about the master transaction agreement that is important to you. This summary is qualified in its entirety by reference to the master transaction agreement, which is incorporated by reference into this prospectus and filed as an exhibit to the registration statement to which this prospectus relates. We encourage you to read the master transaction agreement in its entirety.

Timing of the Transaction

Closing Date. The closing date for the newspaper mergers is to occur within five business days after satisfaction or waiver of all of the closing conditions set forth in the master transaction agreement (other than conditions that by their nature are satisfied on the closing date). Many of the closing conditions to the newspaper mergers have been satisfied. The shareholder approvals and certain other closing conditions must be completed prior to closing. Assuming Scripps and Journal obtain the shareholder approvals and the remaining closing conditions are met, we expect the closing to be held on or about _________, 2015.

Spin-Offs and Mergers; Effective Time. On the closing date, Scripps will consummate the spin-off of Scripps Spinco, and Journal will concurrently consummate the spin-off of Journal Spinco. Following the consummation of the spin-offs, Scripps and Journal will cause the newspaper mergers to occur on the closing date. The effective time of the newspaper mergers will be such time on the closing date after consummation of the newspaper spin-offs as is mutually agreed by Scripps and Journal.

Scripps Special Dividend. Following completion of the newspaper spin-offs and mergers, Scripps will pay a $60 million special dividend, which we refer to as the Scripps special dividend, to holders of record of Scripps common shares on the special dividend record date for such dividend. Journal shareholders will not receive this dividend because they will not become shareholders of Scripps until following completion of the broadcast merger, which will occur after the Scripps special dividend.

Broadcast Merger Effective Time. Following completion of the newspaper spin-offs and mergers, and payment of the Scripps special dividend, Scripps and Journal will complete the broadcast merger, which will occur on the same closing date as the newspaper mergers.

Transactions Steps

Transfer of Assets; Assumption of Liabilities. Prior to the spin-offs, each of Scripps and Journal will take all actions necessary to cause Scripps Spinco and Journal Spinco, respectively, to own, subject to certain limited exceptions, all of such parent company’s and its other subsidiaries’ right, title and interest in all assets owned, used or held for use primarily in connection with the newspaper publishing business of such parent company. Each of Scripps and Journal will take all actions necessary to assign and transfer to Scripps Spinco and Journal Spinco, respectively, all of such parent company’s and its other subsidiaries’ liabilities relating to such parent company’s newspaper publishing business.

Prior to the spin-offs, each of Scripps Spinco and Journal Spinco will take all actions necessary to cause Scripps and Journal, respectively, to own all of its and its subsidiaries’ right, title and interest in all assets that are not owned, used or held for use primarily in connection with the newspaper publishing business of such company. Each of Scripps Spinco and Journal Spinco will take all actions necessary to assign and transfer to Scripps and Journal, respectively, all of its and its subsidiaries’ liabilities not relating to its newspaper publishing business. These actions are intended to ensure that Scripps and Journal will retain all assets and liabilities relating to their broadcast businesses, which will be combined in the broadcast merger.

Cash Contribution. Immediately prior to the spin-offs, Journal will make the cash contribution to Journal Spinco in an amount equal to $10 million. This cash will be an asset of ours following completion of the newspaper mergers.

Newspaper Spin-Offs. On the closing date, Scripps and Journal will each deliver a single stock certificate representing all of the outstanding shares of common stock of Scripps Spinco and common stock of Journal Spinco, respectively, to the exchange agent. The exchange agent will have custody of these shares for the benefit of the holders of record of Scripps shares and Journal common stock that will be entitled to receive shares of Scripps Spinco common stock and Journal Spinco common stock in the applicable spin-off, pending conversion of such shares into shares of our common stock in the newspaper mergers. The mergers will occur immediately after the spin-offs.

Newspaper Mergers. Immediately after the spin-offs, Desk NP Merger Co. will merge with and into Scripps Spinco, with Scripps Spinco as the surviving corporation, and Boat NP Merger Co. will concurrently merge with and into Journal Spinco, with Journal Spinco as the surviving corporation. We formed Desk NP Merger Co. and Boat NP Merger Co. as wholly-owned subsidiaries for the sole purpose of effectuating these transactions. At the effective time, as a result of the newspaper mergers, each Scripps shareholder will be entitled to receive approximately 0.2500 shares of our common stock in respect of each share of Scripps common stock held on the spin-off record date and each Journal shareholder will be entitled to receive approximately 0.1950 shares of our common stock in respect of each share of Journal common stock held on the spin-off record date. Scripps shareholders and Journal shareholders will initially own approximately 59% and 41%, respectively, of the outstanding shares of our common stock.

Scripps Dividend and Broadcast Merger. Immediately following completion of the newspaper mergers, and prior to the broadcast merger, Scripps will pay to its shareholders of record on the special dividend record date, their pro rata share of the Scripps special dividend, and then Scripps and Journal will complete the broadcast merger pursuant to which Journal shareholders will receive Scripps class A common shares in return for their shares of Journal common stock. Following the broadcast merger, Journal will cease to exist and its broadcast business will be owned and operated by a wholly owned subsidiary of Scripps.

Distribution Procedures

If you are a holder of record of Scripps or Journal common stock on the spin-off record date, you will not be required to pay any cash or deliver any other consideration in order to receive the shares of our common stock that you will be entitled to receive upon completion of the newspaper mergers. On or prior to the closing date, we will deposit with the exchange agent, for the benefit of the holders of Scripps Spinco and Journal Spinco common stock, the shares of our common stock issuable in connection with the newspaper mergers. At the effective time, Scripps and Journal will instruct the exchange agent to make book-entry credits for the shares of our common stock that each holder of Scripps and Journal as of the spin-off record date is entitled to receive. Since shares of our common stock will be in uncertificated book-entry form, shareholders will only receive share ownership statements unless share certificates are specifically requested or required by law.

Fractional Shares

No fractional shares of our common stock will be distributed in connection with the newspaper mergers. Instead, all fractional shares of our common stock that a shareholder of Scripps Spinco or Journal Spinco would otherwise be entitled to receive shall be aggregated. The exchange agent will sell all fractional shares that result from such aggregation through one or more member firms of the NYSE in one or more transactions and will distribute, in lieu of such fractional shares, cash payments representing each shareholder’s proportionate interest, if any, in the net proceeds from such sales by the exchange agent. Until the net proceeds of such sales have been distributed to the applicable shareholders, the exchange agent will hold the proceeds in trust. We will pay all commissions, transfer taxes and other out-of-pocket transactions costs incurred in connection with such sales by the exchange agent.

Representations and Warranties

The representations and warranties in the master transaction agreement do not survive the closing of the transactions.

Mutual Releases; Indemnification

Release of Pre-Closing Claims. As of the closing, we will release Scripps, Journal and their respective subsidiaries from any and all claims we may have against them existing or arising from acts or events occurring or failing to occur at or prior to the closing, whether or not then known, subject to certain exceptions specified in the master transaction agreement. Similarly, as of the closing, Scripps and Journal will release us and our subsidiaries from any and all claims they may have against us existing or arising from acts or events occurring or failing to occur at or prior to the closing, whether or not then known, subject to certain exceptions specified in the master transaction agreement.

Intercompany Accounts. Scripps and Journal have agreed that all intercompany accounts between Scripps and Scripps Spinco, on the one hand, and Journal and Journal Spinco, on the other, will be canceled upon closing of the newspaper mergers.

Indemnification of us by Scripps. Subject to certain exceptions specified in the master transaction agreement, after the consummation of the newspaper mergers, Scripps will indemnify us and our affiliates against any and all damages, liabilities and expenses arising out of, relating to or resulting from any of the following:

•	any breach by Scripps or Journal of a covenant or agreement in the master transaction agreement to be performed after the closing; and

•	all entities, assets and liabilities retained by Scripps and Journal.

Indemnification by us of Scripps. Subject to certain exceptions specified in the master transaction agreement, after the consummation of the newspaper mergers, we will indemnify Scripps and Journal and their affiliates against any and all damages, liabilities and expenses arising out of, relating to or resulting from any of the following:

•	any breach by us of a covenant or agreement in the master transaction agreement to be performed after the closing; and

•	all entities, assets and liabilities transferred to us in connection with the newspaper mergers

Indemnification for Taxes. Indemnification with respect to taxes and tax matters will be governed by the terms of certain tax matters agreements entered into by Scripps, Journal and Journal Media Group. See “Additional Agreements - Tax Matters Agreements.”

Indemnity Related to GCIU Multi-Employer Pension Plan. Scripps is in the process of withdrawing as a participant in the GCIU employers retirement fund, a multi-employer pension plan that members of the pressmen’s union at three of its newspapers participate in. Pursuant to the master transaction agreement, Scripps will pay a lump sum withdrawal liability. Journal Media Group will indemnify Scripps with respect to any additional withdrawal liability assessed as a result of any future mass withdrawal from the pension plan, including any reallocation or redetermination of withdrawal liability occurring after Scripps’ withdrawal. Scripps expects the withdrawal to be complete by the closing of the transactions.

Covenants

We, Scripps and Journal have made certain covenants in the master transaction agreement. The following summarizes the more significant of these covenants.

Interim Operations. Scripps and Journal have each agreed to conduct its newspaper publishing business in the ordinary course consistent with past practice and to not engage in specified transactions without the prior written consent of the other and to maintain in effect all of its governmental licenses and approvals and existing relationships with its customers, lenders, suppliers and others with whom it has material business relationships.

Non-Solicitation of Employees. Scripps and Journal have agreed that neither they nor their respective affiliates will, subject to limited exceptions, solicit, induce or attempt to induce any of our employees to leave our employ. This non-solicitation restriction applies for two years from the closing date for our employees who are vice-presidents or more senior and for one year from the closing date for all other employees. We have agreed that neither we nor our affiliates will, subject to limited exceptions, solicit, induce or attempt to induce any employees of Scripps or Journal to leave their employ. This non-solicitation restriction applies for two years from the closing date for employees of our parent companies who are vice-presidents or more senior and for one year from the closing date for all other employees.

Indemnification of Directors and Officers. Scripps has agreed to indemnify and advance expenses to the present and former directors and officers of Scripps, Journal, Scripps Spinco, Journal Spinco and their respective subsidiaries, in respect of acts or omissions of such persons while acting in such capacity for the newspaper publishing businesses of Scripps or Journal. Scripps has also agreed to provide directors’ and officers’ liability insurance for each of such indemnified persons in respect of acts or omissions of such persons occurring prior to the closing date while acting in such capacity for the newspaper publishing businesses of Scripps or Journal.

Amendments; Waivers

Any provision of the master transaction agreement may be amended or waived prior to the closing if, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to the agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

Termination of the Master Transaction Agreement

Termination. The master transaction agreement may be terminated at any time prior to the consummation of the transactions:

•	by mutual written agreement of Scripps and Journal;

•	by either Scripps or Journal:

•	if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable order permanently prohibiting or making the transactions unlawful; or

•	if the closing of the transactions has not occurred on or before September 30, 2015, which we refer to as the “end date”.

•	by Scripps:

•	if the closing conditions cannot be satisfied by the end date, so long as a breach of the agreement by Scripps is not the reason such conditions cannot be satisfied.

•	by Journal:

•	if the closing conditions cannot be satisfied by the end date, so long as a breach of the agreement by Journal is not the reason such conditions cannot be satisfied.

Termination Fee. If either Scripps or Journal breaches its obligation to complete the transactions, it will pay to the other a termination fee equal to approximately $15.8 million, plus expenses up to $7.5 million, unless the other party is successful in obtaining a final court order requiring it to complete the transactions.

ADDITIONAL AGREEMENTS

As contemplated by the master transaction agreement, Scripps, Journal, Journal Media Group and certain other parties to the master transaction agreement have entered into the employee matters agreement, the Scripps tax matters agreement, and the Journal tax matters agreement, and will enter into the transition services agreement at closing. Each of these agreements is filed as an exhibit to the registration statement to which this prospectus relates and is incorporated by reference into this prospectus. We encourage you to carefully read each of these agreements in its entirety for a more complete understanding of the transactions.

Employee Matters Agreement

In connection with the execution of the master transaction agreement, an employee matters agreement, dated as of July 30, 2014, was entered into by and among Scripps, Scripps Newspapers LLC, Scripps Spinco, Journal, Journal Spinco and Journal Media Group. This agreement allocates employees and benefit plans between Scripps and us following the closing of the transactions. Certain newspaper employees of both Scripps and Journal and certain of Journal’s corporate employees will become our employees of as of the closing of the transactions, while certain broadcast employees of Journal will become employees of Scripps. Scripps will retain its qualified defined benefit pension plan and will assume sponsorship of Journal’s qualified defined benefit pension plan. Scripps’ liabilities with respect to one multiemployer plan covering newspaper employees at two Scripps locations will be assumed by us. The 401(k) plans and health and welfare plans (major medical, reimbursement, paid time off) and nonqualified retirement plans will be divided between Scripps and us. Scripps will retain liability with respect to those plans for broadcast and corporate employees and former employees and, except with respect to nonqualified plans and certain retiree medical plans, former Scripps newspaper employees. We will assume responsibility with respect to those plans for newspaper employees and, with respect to nonqualified plans and certain retiree medical plans, former Journal newspaper employees. Employees will receive credit for service with Journal and Scripps for purposes of all Scripps and Journal Media Group benefit plans.

Scripps stock options, restricted share units and phantom stock units outstanding immediately prior to closing held by Scripps’ broadcast and corporate employees and Scripps’ directors will continue in effect after the closing of the transactions in accordance with their terms, with appropriate adjustments to preserve the value of such awards. Scripps stock options outstanding immediately prior to the closing held by Scripps’ newspaper employees and certain terminating employees will remain outstanding and be exercisable for 90 days following the closing, with appropriate adjustments to preserve the value of such awards if exercised during such 90-day period. Scripps’ restricted share units outstanding immediately prior to the closing held by Scripps newspaper employees and certain terminating employees will be cancelled and the holders thereof will receive a combination of a cash dividend equivalent payment (restricted share units and phantom stock units being treated as outstanding shares for purposes of the Scripps special dividend), Scripps class A common shares and shares of Journal Media Group common stock. Journal’s restricted stock awards outstanding immediately prior to the closing will become fully vested and will participate in the transactions on the same basis as other Journal shareholders. Journal’s SARs and performance units outstanding immediately prior to the closing will be cancelled and the holders thereof will receive a cash payment of the estimated fair value, with respect to the SARs, and a combination of Scripps class A common shares and shares of Journal Media Group common stock (on the same basis as other Journal shareholders), with respect to the performance units. The severance and change of control plans covering Scripps employees will be continued for at least one year after the closing by Scripps (for Scripps broadcast and corporate employees) and by Journal Media Group (for Scripps newspaper employees). The severance and retention plan of Journal will be continued until at least December 31, 2015, by Scripps (for Journal’s corporate and broadcast employees) and by Journal Media Group (for Journal’s newspaper employees). Journal’s equity plans will terminate at closing. The employee stock purchase plans of each company have been suspended.

The foregoing description is qualified in its entirety by reference to the full text of the employee matters agreement filed as an exhibit to the registration statement to which this prospectus relates and incorporated herein by reference.

Tax Matters Agreements

In connection with the execution of the master transaction agreement, Scripps entered into a tax matters agreement, dated as of July 30, 2014, with Scripps Spinco and us, and Journal entered into a tax matters agreement, dated as of July 30, 2014, with Journal Spinco and us.  Under the tax matters agreements, Scripps and Journal, the current parent companies who will remain in the broadcast business, generally are responsible for the pre-spin-off tax liabilities of their entire groups (broadcast and newspaper businesses), except to the extent there is a post-spin-off adjustment (whether as a result of an audit by taxing authorities or otherwise) to the books and records of the newspaper entities, as the case may be, as they exist at the time of the spin-offs.  Journal, whose successor will be a limited liability company owned by Scripps post-spin-off, will be liable for paying all taxes associated with the taxable spin-off of Journal’s newspaper business. Scripps Spinco and Journal Spinco, as the companies that will own the former Scripps and Journal newspaper businesses, will take responsibility for their own tax liabilities that arise from business activity after the spin-offs.  The Journal tax matters agreement provides that a Section 336(e) election under the Code will be made to allow the tax basis in the assets of Journal Spinco to be adjusted to their fair market value for tax purposes as of the date of the spin-off. This “step-up” in asset basis will enure to the benefit of

Journal Media Group. We will indemnify Scripps for all damages, liabilities and expenses arising out of any tax imposed with respect to either the Scripps or Journal newspaper spin-off if such tax is attributable to any act, any failure to act or any omission by us or any of our subsidiaries. Scripps will indemnify us for all damages, liabilities and expenses relating to pre-closing taxes or taxes imposed on us or our subsidiaries because Scripps Spinco or Journal Spinco was part of the consolidated return of the applicable parent company, and we will indemnify Scripps for all damages, liabilities and expenses relating to post-closing taxes of us or our subsidiaries.

Copies of the tax matters agreements are filed as exhibits to the registration statement to which this prospectus relates and are incorporated herein by reference. The foregoing description of the tax matters agreements is qualified in its entirety by reference to the full text of the tax matters agreements.

Transition Services Agreement

We will enter into a transition services agreement with Scripps pursuant to which each will provide certain services to the other on a compensated basis.

The services will be provided generally for a term beginning on the closing date and expiring on the earlier to occur of the first anniversary of the closing date and the date of termination of a particular service pursuant to the transition services agreement. The party receiving a service can generally terminate provision of that service upon 30 days advance notice to the party providing the service. Payments made or other consideration provided in connection with all continuing transactions between Scripps and us will be on a basis arrived at by the parties bargaining at arms-length. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration. Generally, neither Scripps nor we will be liable to the other for any failure to provide the services, except in the case of intentional breach or gross negligence.

EXPERTS
The combined financial statements of Scripps Newspapers as of December 31, 2013 and 2012, and for each of the three years ended December 31, 2013, appearing in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein (which report expresses an unqualified audit opinion on the combined financial statements and includes an explanatory paragraph relating to the allocation of The E.W. Scripps Company costs), and are included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

The combined financial statements of JRN Newspapers as of December 29, 2013 and December 30, 2012 and for each of the three years in the period ended December 29, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities to be distributed by us under this prospectus will be passed upon for us by Foley & Lardner LLP. Baker & Hostetler LLP will provide to Scripps, and Foley & Lardner LLP will provide to Journal, certain legal opinions regarding certain federal income tax matters relating to the spin-offs, the newspaper mergers and the distribution of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the SEC with respect to the shares of our common stock being distributed as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this prospectus is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

After the newspaper mergers, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make available free of charge most of our future SEC filings through our internet website (www._______) as soon as reasonably practicable after we electronically file these materials with the SEC. You will be able to access these future SEC filings on our website. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

Journal Media Group, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
Telephone (414) 224-2000
Attention: Corporate Secretary

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

Scripps Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2013, 2012, and 2011	F- 89

Executive Overview	F- 89
Combined Results of Operations	F- 88
Liquidity and Capital Resources	F- 93
Contractual Obligations	F- 94
Critical Accounting Policies and Estimates	F- 95

Scripps Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2014 compared with nine months ended September 30, 2013	F- 100

Combined Results of Operations	F- 100
Liquidity and Capital Resources	F- 101

JRN Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 29, 2013, December 30, 2012 and December 25, 2011	F- 105

Overview	F- 105
Results of Operations	F- 105
Liquidity and Capital Resources	F- 111
Contractual Obligations	F- 113
Critical Accounting Policies	F- 113

JRN Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations for the three quarters ended September 28, 2014 compared to the three quarters ended September 29, 2013
F- 119

Results of Operations	F- 119
Liquidity and Capital Resources	F- 120

Scripps Newspapers
Table of Contents to Combined Financial Statements
As of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm
Combined Financial Statements
Combined Balance Sheets
Combined Statements of Operations
Combined Statements of Comprehensive Loss
Combined Statements of Cash Flows
Combined Statements of Changes in Parent Company Equity
Notes to Combined Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,
The E.W. Scripps Company

We have audited the accompanying combined balance sheets of Scripps Newspapers (“the Company”) (a combination of subsidiaries and operations of the newspaper business of The E.W. Scripps Company) as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive loss, cash flows, and changes in parent company equity for each of the three years in the period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Scripps Newspapers as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of The E.W. Scripps Company. The combined financial statements include allocations of certain costs from The E.W. Scripps Company. As a result, these allocations may not be reflective of the actual costs that would have been incurred had Scripps Newspapers operated as a separate entity apart from The E.W. Scripps Company.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
November 20, 2014

Scripps Newspapers
Combined Balance Sheets

	As of December 31,
(in thousands)	2013	2012

Assets
Current assets:
Accounts and notes receivable (less allowances: 2013 - $907; 2012 - $676)	$42,578	$43,554
Inventory	6,542	6,436
Deferred income taxes	—	300
Miscellaneous	2,371	2,680
Total current assets	51,491	52,970
Property, plant and equipment	201,101	214,358
Other intangible assets	2,392	2,937
Miscellaneous	1,297	1,313
Total Assets	$256,281	$271,578

Liabilities and Equity
Current liabilities:
Accounts payable	$8,350	$7,339
Customer deposits and unearned revenue	21,820	20,408
Accrued liabilities:
Employee compensation and benefits	12,290	14,173
Miscellaneous	6,874	6,221
Other current liabilities	964	1,709
Total current liabilities	50,298	49,850
Other liabilities (less current portion)	18,139	25,947
Commitments and contingencies (Note 12)
Parent Company Equity:
Parent company's investment, net	198,381	209,931
Accumulated other comprehensive loss (pension liability adjustments), net of income taxes:	(13,195)	(16,934)
Total parent company equity	185,186	192,997
Noncontrolling interest	2,658	2,784
Total equity	187,844	195,781
Total Liabilities and Equity	$256,281	$271,578
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Operations

	For the years ended December 31,
(in thousands)	2013	2012	2011

Operating Revenues:
Advertising	$242,344	$257,465	$273,328
Subscriptions	117,463	117,733	120,901
Other	24,392	23,925	20,515
Total operating revenues	384,199	399,123	414,744
Operating expenses
Costs of sales (exclusive of items shown below)	213,488	220,030	235,690
Selling, general and administrative	167,803	166,845	169,685
Defined benefit pension plan expense	4,274	4,717	3,642
Depreciation	16,695	18,235	20,957
Amortization	545	661	929
Impairment of long-lived assets	—	—	9,000
Total operating expenses	402,805	410,488	439,903
Operating loss	(18,606)	(11,365)	(25,159)
Miscellaneous, net	(293)	(341)	940
Loss from operations before income taxes	(18,899)	(11,706)	(24,219)
(Benefit) provision for income taxes	(2,070)	332	653
Net loss	(16,829)	(12,038)	(24,872)
Net (loss) income attributable to noncontrolling interests	(126)	(53)	90
Net loss attributable to the parent	$(16,703)	$(11,985)	$(24,962)
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Comprehensive Loss

	For the years ended December 31,
(in thousands)	2013	2012	2011

Net loss	$(16,829)	$(12,038)	$(24,872)
Changes in defined benefit pension plans, net of tax of $2,211, $0 and $0	3,589	(2,794)	(1,132)
Other	150	(206)	(176)
Total comprehensive loss	(13,090)	(15,038)	(26,180)
Less comprehensive income (loss) attributable to noncontrolling interest	(126)	(53)	90
Total comprehensive loss attributable to the parent	$(12,964)	$(14,985)	$(26,270)
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Cash Flows

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash Flows from Operating Activities:
Net loss	$(16,829)	$(12,038)	$(24,872)
Adjustments to reconcile net loss from operations to net cash flows from operating activities:
Depreciation and amortization	17,240	18,896	21,886
Impairment of long-lived assets	—	—	9,000
Deferred income taxes	(2,479)	(110)	34
Other changes in certain working capital accounts, net	1,175	(55)	(2,181)
Miscellaneous, net	(952)	(1,192)	768
Net cash (used in) provided by operating activities	(1,845)	5,501	4,635
Cash Flows from Investing Activities:
Additions to property, plant and equipment	(3,615)	(2,962)	(1,832)
Purchase of investments	—	(650)	(600)
Proceeds on sale of property, plant and equipment	307	471	1,231
Net cash used in investing activities	(3,308)	(3,141)	(1,201)
Cash Flows from Financing Activities:
Transfers to/from parent, net	5,153	(2,360)	(3,434)
Net cash provided by (used in) financing activities	5,153	(2,360)	(3,434)
Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents:
Beginning of year	—	—	—
End of year	$—	$—	$—
See notes to combined financial statements.

Scripps Newspapers
Combined Statements of Changes in Parent Company Equity

(in thousands)	Parent Company Equity	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity

As of December 31, 2010	$252,672	$(12,626)	$2,747	$242,793
Net (loss) income	(24,962)	—	90	(24,872)
Changes in defined benefit pension plans	—	(1,132)	—	(1,132)
Transfers to/from parent, net	(3,434)	—	—	(3,434)
Other	—	(176)	—	(176)
As of December 31, 2011	224,276	(13,934)	2,837	213,179
Net loss	(11,985)	—	(53)	(12,038)
Changes in defined benefit pension plans	—	(2,794)	—	(2,794)
Transfers to/from parent, net	(2,360)	—	—	(2,360)
Other	—	(206)	—	(206)
As of December 31, 2012	209,931	(16,934)	2,784	195,781
Net loss	(16,703)	—	(126)	(16,829)
Changes in defined benefit pension plans	—	3,589	—	3,589
Transfers to/from parent, net	5,153	—	—	5,153
Other	—	150	—	150
As of December 31, 2013	$198,381	$(13,195)	$2,658	$187,844
See notes to combined financial statements.

Scripps Newspapers
Notes to Combined Financial Statements

1. Basis of Presentation
The Separation — On July 30, 2014, The E. W. Scripps Company ("Scripps") Board of Directors approved an agreement under which Scripps and Journal Communications, Inc. ("Journal") will merge their broadcast operations and spin-off their newspaper businesses into a separate publicly traded company (the “transactions”). The newspaper company will be named Journal Media Group, combining the 13 Scripps newspapers with Journal's Milwaukee Journal Sentinel.
The transactions, which is subject to customary regulatory and shareholder approvals is expected to close in the first half of 2015.

Basis of Presentation — The accompanying combined financial statements include the accounts of Scripps Newspapers ("the Company"), a business representing the principal publishing operations of Scripps, as described below.

The Company's operations consists of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. Employee related costs, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. The daily newspapers published by the Company are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also include a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

Historically, separate financial statements have not been prepared for the Company. These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented, as the Company was historically managed within Scripps (the "Parent"). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of Scripps. The combined financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable (see Note 11). However, such expenses may not be indicative of the actual level of expense that would have been incurred had the Company operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect the Company's combined financial position, results of operations and cash flows had the Company operated as a stand-alone entity during the periods presented.

2. Summary of Significant Accounting Policies
As used in the Notes to Combined Financial Statements, the terms “Company,” “we,” “our,” or “us” may, depending on the context, refer to the carve-out newspaper business of Scripps.
Nature of Operations — We are a diverse media enterprise with a portfolio of print and digital media brands. All of our media businesses provide content and advertising services via digital platforms, including the Internet, smartphones and tablets. We report only one segment. The Company has aggregated its operating segments into one reportable segment since all of its newspapers sell similar products created with the same production process and which have similar economic characteristics.
Concentration Risks — Our operations are geographically dispersed and we have a diverse customer base. We believe bad debt losses resulting from default by a single customer, or defaults by customers in any depressed region or business sector, would not have material effect on our financial position, results of operations or cash flows.
We derive over 60% of our operating revenues from advertising. Changes in the demand for such services both nationally and in individual markets can affect operating results.
Use of Estimates — Preparing financial statements in accordance with GAAP requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.

Our combined financial statements include estimates and assumptions used in accounting for our defined benefit pension plans; the periods over which long-lived assets are depreciated or amortized; the evaluation of recoverability of long-lived assets; valuation allowances against deferred income tax assets; corporate allocations; and self-insured risks.
While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the financial statements.
Investments and Minority Interest — Investments in 20%-to-50%-owned companies where we exert significant influence and all 50%-or-less-owned partnerships and limited liability companies are accounted for using the equity method. We do not hold any interests in variable interest entities. All significant intercompany transactions have been eliminated.
Income (loss) attributable to noncontrolling interests in subsidiary companies is included in net income (loss) attributable to noncontrolling interest in the Combined Statements of Operations.
Revenue Recognition — We recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. We report revenue net of sales and other taxes collected from our customers. Our primary sources of revenue are from the sale of print and digital advertising and newspaper subscription fees.
Revenue recognition policies for each source of revenue are as follows.
Advertising — Print advertising revenue is recognized when we display the advertisements. Digital advertising includes time-based, impression-based, and click-through campaigns. We recognize digital advertising revenue from fixed duration campaigns over the period in which the advertising appears. We recognize digital advertising revenue that is based upon the number of impressions delivered or the number of click-throughs as impressions are delivered or as click-throughs occur.
Advertising arrangements, which generally have a term of one year or less, may provide rebates, discounts and bonus advertisements based upon the volume of advertising purchased during the terms of the contracts. This requires us to make certain estimates regarding future advertising volumes. We record estimated rebates, discounts and bonus advertisements as a reduction of revenue in the period the advertisement is displayed.
Newspaper Subscriptions — We recognize newspaper subscription revenue upon the publication date of the newspaper. We defer revenues from prepaid newspaper subscriptions and recognize subscription revenue on a pro-rata basis over the term of the subscription.
We base subscription revenue for newspapers sold directly to subscribers on the retail rate. We base subscription revenue for newspapers sold to independent newspaper distributors, which are subject to returns, upon the wholesale rate. We estimate returns based on historical return rates and adjust our estimates based on the actual returns.
Other Revenues — We also derive revenues from printing and distribution of other publications. We recognize printing revenues and third-party distribution revenue when the product is delivered in accordance with the customer’s instructions.
Trade Receivables — We extend credit to customers based upon our assessment of the customer’s financial condition. Collateral is generally not required from customers. We base allowances for credit losses upon trends, economic conditions, review of aging categories, specific identification of customers at risk of default and historical experience. We require advance payment from certain transient advertisers.

A rollforward of the allowance for doubtful accounts is as follows:

(in thousands)

January 1, 2011	$1,302
Charged to revenues, costs & expenses	1,250
Amounts charged off, net	(1,652)
Balance as of December 31, 2011	900
Charged to revenues, costs & expenses	1,116
Amounts charged off, net	(1,340)
Balance as of December 31, 2012	676
Charged to revenues, costs & expenses	877
Amounts charged off, net	(646)
Balance as of December 31, 2013	$907
Inventories — Inventories are stated at the lower of cost or market. We determine the cost of inventories using the first in, first out (“FIFO”) method.
Property, Plant and Equipment — Property, plant and equipment is carried at cost less depreciation. Property, plant and equipment includes internal use software, mobile app development and digital site development cost, which is carried at cost less amortization. We expense costs incurred in the preliminary project stage to develop or acquire internal use software, and to develop mobile apps or digital sites. Upon completion of the preliminary project stage and upon management authorization of the project, we capitalize costs to acquire or develop internal use software or digital sites, which primarily include coding, designing system interfaces, and installation and testing, if it is probable the project will be completed and the software will be used for its intended function. We expense costs incurred after implementation, such as maintenance and training.
We compute depreciation using the straight-line method over estimated useful lives as follows:

Buildings and improvements	35 to 45 years
Printing presses	20 to 30 years
Other production equipment	5 to 15 years
Computer hardware and software	3 to 5 years
Office and other equipment	3 to 10 years
Goodwill — Goodwill represents the cost of acquisitions in excess of the acquired businesses’ tangible assets and identifiable intangible assets. All goodwill from the Company's prior acquisitions was impaired in prior periods.
Amortizable Intangible Assets — We amortize customer lists and other intangible assets in relation to their expected future cash flows over estimated useful lives of up to 20 years.
Impairment of Long-Lived Assets — We review long-lived assets (primarily property, plant and equipment and amortizable intangible assets) for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flow is less than the carrying amount of the assets, then amortizable intangible assets are written down first, followed by other long-lived assets, to fair value. We determine fair value based on discounted cash flows or appraisals. We report long-lived assets to be disposed of at the lower of carrying amount or fair value less costs to sell.
Self-Insured Risks — Scripps is self-insured, up to certain limits, for general and automobile liability, employee health, disability and workers’ compensation claims and certain other risks. As a portion of the liabilities and expense related to these self-insurance plans relate to the Company's employees and business, an allocation of both the liability and expense have been included within these combined financial statements. Estimated liabilities for unpaid claims totaled $9.5 million and $10.8 million at December 31, 2013 and 2012, respectively. We estimate liabilities for unpaid claims using actuarial methodologies and our historical claims experience. While we re-evaluate our assumptions and review our claims experience on an ongoing basis, actual claims paid could vary significantly from estimated claims, which would require adjustments to expense.

Income Taxes — Historically, the Company was included in the Scripps federal and state tax filings with other Scripps entities. The income tax provisions in these combined financial statements have been prepared on a separate return basis as if the Company was a stand-alone entity. For jurisdictions where the Company filed returns as part of Scripps, the stand alone provision will present taxes payable as a component of equity since the Company will never actually be liable for the payable.
We recognize deferred income taxes for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible amounts in future years. We establish a valuation allowance if we believe that it is more likely than not that we will not realize some or all of the deferred tax assets.
We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or that we expect to take in a tax return. Interest and penalties associated with such tax positions are included in the tax provision. The Company has not recorded a liability for additional taxes and interest during any of the periods presented.
Parent Company's Investment, Net — Parent Company's Investment on the Combined Balance Sheets represents Scripps' historical investment of capital into the Company, the Company's accumulated earnings after taxes, and the net effect of transactions with and allocations of corporate expenses from Scripps.
Stock-Based Compensation — Certain employees of the Company have received awards of nonqualified stock options, restricted stock units (RSUs) and restricted Class A Common shares under The E. W. Scripps Long‑Term Incentive Plan (the “Plan”).

Stock-based compensation expense attributable to employees of the Company has been allocated on an individual basis. The total allocation was $1.4 million, $1.8 million and $2.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.
The Company's compensation expense reflects Scripps' recognition of compensation cost based on the grant-date fair value of the award. Scripps determines the fair value of awards that grant the employee the underlying shares by the fair value of a Class A Common share on the date of the award.
Certain awards of Class A Common shares or RSUs have performance conditions under which the number of shares granted is determined by the extent to which such performance conditions are met (“Performance Shares”). Compensation costs for such awards are measured by the grant-date fair value of a Class A Common share and the number of shares earned. In periods prior to completion of the performance period, compensation costs are based upon estimates of the number of shares that will be earned.
Compensation costs, net of estimated forfeitures due to termination of employment or failure to meet performance targets, are recognized on a straight-line basis over the requisite service period of the award. The requisite service period is generally the vesting period stated in the award. Grants to retirement-eligible employees are expensed immediately and grants to employees who will become retirement eligible prior to the end of the stated vesting period are expensed over such shorter period because stock compensation grants vest upon the retirement of the employee.
Pension — Retirement benefits are provided to eligible employees of the Company, primarily through defined benefit plans sponsored by Scripps. Several smaller plans are sponsored directly by the Company.
The Company has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.
The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company.
The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
Other Postretirement Benefits — Certain health care and life insurance benefits for retired employees of the Company are provided through postretirement plans ("OPEB") sponsored by Scripps. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Scripps' policy to fund postretirement benefits as claims are incurred.

A portion of the Scripps OPEB liability and corresponding expense has been allocated specifically to the Company and included in these combined financial statements. The amounts included in these combined financial statements were actuarially determined based on amounts allocable to eligible employees of the Company.

3. Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for the Company beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our combined financial statements and have not yet determined a transition method.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our combined financial statements.

4. Income Taxes
The Company is included in Scripps' consolidated federal tax return and in unitary returns in certain states. The Company also files separate state returns for its Memphis and Evansville newspapers. The Company accounts for income taxes under the separate return basis. Under this approach, the Company determines its current tax liability and its deferred tax assets and liabilities as if it were filing a separate tax return. Current tax is considered paid as incurred and settled through parent company equity.
The provision for income taxes consisted of the following:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Current:
Federal	$—	$—	$—
State and local	409	442	619
Total	409	442	619
Deferred:
Federal	(2,115)	—	—
Other	(364)	(110)	34
Total	(2,479)	(110)	34
(Benefit) provision for income taxes	$(2,070)	$332	$653

For 2013, 2012 and 2011 we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits as a result of the negative evidence presented by our history of losses over the past three years. In accordance with the intraperiod tax allocation rules, in 2013, we allocated $2.3 million of tax expense to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.

The difference between the statutory rate for federal income tax and the effective income tax rate was as follows:

	For the years ended December 31,
	2013	2012	2011

Statutory rate	35.0%	35.0%	35.0%
Effect of:
State and local income taxes, net of federal income tax benefit	0.6	(1.5)	(1.8)
Non deductible expenses	(2.2)	(3.1)	(1.7)
Tax credits	0.5	0.7	0.4
Other	0.1	(0.4)	(0.2)
Valuation allowance	(22.9)	(33.5)	(34.4)
Effective income tax rate	11.1%	(2.8)%	(2.7)%

The approximate effect of the temporary differences giving rise to deferred income tax assets (liabilities) were as follows:

	As of December 31,
(in thousands)	2013	2012

Temporary differences:
Property, plant and equipment	$(29,454)	$(31,302)
Goodwill and other intangible assets	3,041	4,550
Accrued expenses not deductible until paid	4,200	5,708
Deferred compensation and retiree benefits not deductible until paid	5,761	9,755
Other temporary differences, net	1,317	800
Total temporary differences	(15,135)	(10,489)
Federal and state net operating loss carryforwards	61,977	52,655
Valuation allowance for deferred tax assets	(46,842)	(42,341)
Net deferred tax liability	$—	$(175)
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available positive and negative evidence, including the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical pre-tax losses, GAAP prevents the Company from using projections for future taxable income to support the realization of its deferred tax assets. Accordingly, management believes it is more likely than not that the Company will not realize the benefit of most of its net deferred tax assets. As of December 31, 2013 and 2012, in jurisdictions in which there is a net deferred tax asset, the Company has established a full valuation allowance.

At time of the spin-off, state net operating losses for Memphis and Evansville of $35 million as of December 31, 2013, will transfer to the Company. These losses will expire at various times between 2024 through 2033. None of the federal net operating loss generated by the Company under the separate return method will transfer to the Company.

5. Property, Plant and Equipment
Property, plant and equipment consisted of the following:

	As of December 31,
(in thousands)	2013	2012

Land and improvements	$44,997	$46,508
Buildings and improvements	134,146	133,954
Equipment	248,832	264,325
Computer software	19,276	19,525
Total	447,251	464,312
Accumulated depreciation	246,150	249,954
Net property, plant and equipment	$201,101	$214,358

In 2011, we recorded a $9 million non-cash charge to reduce the carrying value of long-lived assets at four of our newspapers. Our estimates of cumulative undiscounted future cash flows at these properties were not sufficient to recover the $36 million carrying value of the assets and we wrote them down to their estimated fair value of $27 million. The measurement of the fair value is a nonrecurring Level 3 measurement (significant unobservable inputs) in the fair value hierarchy. In determining fair value, we utilized a market approach which employs available recent transactions for similar assets or prior transactions adjusted for changes in the market for those assets.
Estimating undiscounted cash flows requires significant judgments and estimates. We will continue to monitor the estimated cash flows of our newspapers properties and may incur additional impairment charges if future cash flows are less than our current estimates.
6. Goodwill and Other Intangible Assets

Goodwill was as follows:

(in thousands)

Gross balance as of December 31, 2013 and 2012	$778,900
Accumulated impairment losses	(778,900)
Balance as of December 31, 2013 and 2012	$—
Other intangible assets consisted of the following:

	As of December 31,
(in thousands)	2013	2012

Amortizable intangible assets:
Carrying amount:
Customer lists and advertiser relationships	$10,404	$10,404
Other	1,742	1,742
Total carrying amount	12,146	12,146
Accumulated amortization:
Customer lists and advertiser relationships	(8,383)	(7,962)
Other	(1,371)	(1,247)
Total accumulated amortization	(9,754)	(9,209)
Net amortizable intangible assets	$2,392	$2,937
Estimated amortization expense of intangible assets for each of the next five years is $0.4 million in 2014, $0.3 million in 2015, $0.3 million in 2016, $0.2 million in 2017, $0.2 million in 2018, and $1.0 million in later years.

7. Other Liabilities
Other liabilities consisted of the following:

	As of December 31,
(in thousands)	2013	2012

Employee compensation and benefits	$3,794	$4,122
Liability for pension benefits	7,518	12,965
Deferred taxes	—	475
Other	6,827	8,385
Other liabilities (less current portion)	$18,139	$25,947

8. Noncontrolling Interests
Individuals and other entities own a 4% noncontrolling interest in the capital stock of the subsidiary company that publishes our Memphis newspaper and a 6% noncontrolling interest in the capital stock of the subsidiary company that publishes our Evansville newspaper. We are not required to redeem the noncontrolling interests in these subsidiary companies.

9. Supplemental Cash Flow Information
The following table presents additional information about the change in certain working capital accounts:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Other changes in certain working capital accounts, net
Accounts and notes receivable	$976	$2,228	$(894)
Inventory	(106)	347	1,074
Accounts payable	1,011	(773)	(1,200)
Customer deposits and unearned revenue	1,412	(1,548)	(574)
Accrued employee compensation and benefits	(1,883)	(609)	(1,930)
Other accrued liabilities	201	(403)	241
Other, net	(436)	703	1,102
Total	$1,175	$(55)	$(2,181)

10. Employee Benefit Plans
Scripps, our parent, sponsors various noncontributory defined benefit pension plans covering substantially all full-time Scripps employees that began employment prior to June 30, 2008. Benefits earned by employees are generally based upon employee compensation and years of service credits. Scripps also has a non-qualified Supplemental Executive Retirement Plan ("SERP"). Effective June 30, 2009, Scripps froze the accrual of benefits under its defined benefit pension plans and its SERP that cover the majority of its employees.
Certain of the Company's employees participate in the Scripps defined benefit pension plan, SERP and defined contribution plan described herein.
The Company has accounted for its participation in the Scripps pension plan as a participant in a multi-employer plan. Expense has been determined on an individual participant basis and is included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.

The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company. On September 30, 2014, the plan sponsored by the Knoxville newspaper with an unfunded liability of $0.8 million was merged into the Scripps sponsored plan. Pursuant to the master agreement, the remaining plans which are sponsored by the Memphis newspaper, are expected to be merged into the Scripps sponsored plan on December 31, 2014.

The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
Scripps also sponsors a defined contribution plan covering substantially all non-union and certain union employees. Scripps matches a portion of employees' voluntary contributions to this plan. In connection with freezing the accrual of service credits under certain of our defined benefit pension plans, Scripps began contributing additional amounts to certain employees' defined contribution retirement accounts in 2011. These transition credits, which will be made through 2015, are determined based upon the employee’s age, compensation and years of service. The Company has allocated the expense for this plan on an individual participant basis and it is included in the combined financial statements of the Company.
Other union-represented employees are covered by defined benefit pension plans jointly sponsored by the Company and the union, or by union-sponsored multi-employer plans.
We use a December 31 measurement date for our retirement plans. Retirement plans expense is based on valuations as of the beginning of each fiscal year.
The components of employee benefit plan expense consists of the following:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Plans sponsored by the Company
Service cost	$79	$104	$48
Interest cost	1,915	2,102	2,104
Expected return on plan assets, net of expenses	(1,730)	(1,822)	(1,862)
Amortization of actuarial loss	380	381	356
Curtailment/Settlement losses	—	665	8
Total for defined benefit plans sponsored by the Company	644	1,430	654
Multi-employer plans	269	281	268
Allocated portion of Scripps sponsored defined benefit plans	2,904	2,848	2,567
Allocated portion of Scripps sponsored SERP	639	318	306
Allocated portion of Scripps sponsored defined contribution plans	4,536	4,824	4,949
Net periodic benefit cost	$8,992	$9,701	$8,744

For the plans sponsored by the Company other changes in plan assets and benefit obligations recognized in other comprehensive loss were as follows:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Current year actuarial gain/(loss)	$(3,773)	$2,861	$1,446
Amortization of actuarial loss	(380)	(1,047)	(357)
Total	$(4,153)	$1,814	$1,089

For the plans sponsored by the Company, assumptions used in determining the Company's annual retirement plans expense were as follows:

	For the years ended December 31,
	2013	2012	2011

Discount rate	4.27%	5.27%	5.84%
Long-term rate of return on plan assets	4.65%	5.30%	5.70%
Increase in compensation levels	N/A	N/A	N/A
The discount rate used to determine our future pension obligations is based on a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The increase in compensation levels assumption is based on actual past experience and our near-term outlook.
The expected long-term rate of return on plan assets is based upon the weighted-average expected rate of return and capital market forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compounded return on plan assets for 10- and 15-year periods.
Obligations and Funded Status — The defined benefit pension plan obligations and funded status are actuarially valued as of the end of each year. The following table presents information for the plans sponsored by the Company of employee benefit plan assets and obligations:

	For the years ended December 31,
(in thousands)	2013	2012

Accumulated benefit obligation	$40,771	$45,374
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$45,475	$40,724
Service cost	79	104
Interest cost	1,915	2,102
Benefits paid	(1,867)	(1,163)
Actuarial (gains)/losses	(4,741)	5,727
Curtailments/Settlements	—	(2,019)
Projected benefit obligation at end of year	40,861	45,475
Plan assets:
Fair value at beginning of year	37,845	35,208
Actual return on plan assets	763	4,689
Company contributions	69	1,130
Benefits paid	(1,867)	(1,163)
Curtailments/Settlements	—	(2,019)
Fair value at end of year	36,810	37,845
Funded status	$4,051	$7,630

Amounts recognized in Consolidated Balance Sheets:
Current liabilities	$—	$—
Noncurrent liabilities	4,051	7,630
Total	$4,051	$7,630
Amounts recognized in accumulated other comprehensive loss consist of:
Unrecognized net actuarial loss	$10,544	$14,698
In 2014, for our defined benefit pension plans, we expect to recognize amortization of actuarial loss from accumulated other comprehensive loss into net periodic benefit costs of $0.2 million.

Information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets was as follows:

	As of December 31,
(in thousands)	2013	2012

Accumulated benefit obligation	$40,771	$45,374
Projected benefit obligation	40,861	45,475
Fair value of plan assets	36,810	37,845
Assumptions used to determine the defined benefit pension plans benefit obligations were as follows:

	2013	2012	2011

Weighted average discount rate	5.08%	4.27%	5.27%
Increase in compensation levels	N/A	N/A	N/A
We have met the minimum funding requirements for our qualified defined benefit pension plans and expect to make $0.1 million in contributions in 2014.
Estimated future benefit payments expected to be paid from the plans for the next ten years are $1.5 million in 2014, $1.6 million in 2015, $1.7 million in 2016, $1.9 million in 2017, $2.1 million in 2018 and a total of $13.0 million for the five years ending 2023.
Plan Assets and Investment Strategy
Our long-term investment strategy for pension assets is to earn a rate of return over time that minimizes future contributions to the plan while reducing the volatility of pension assets relative to pension liabilities. The strategy reflects the fact that we have frozen the accrual of service credits under defined benefit pension plans covering the majority of employees. We evaluate our asset allocation target ranges for equity, fixed income and other investments annually. We monitor actual asset allocations monthly and adjust as necessary. We control risk through diversification among multiple asset classes, managers and styles. Risk is further monitored at the manager and asset class level by evaluating performance against appropriate benchmarks.
Information related to our pension plan asset allocations by asset category were as follows:

	Target allocation	Percentage of plan assets as of December 31,
	2014	2013	2012

US equity securities	10%	13%	12%
Non-US equity securities	15%	17%	15%
Fixed income securities	70%	69%	72%
Other	5%	1%	1%
Total	100%	100%	100%
U.S. equity securities include common stocks of large, medium and small capitalization companies, which are predominantly U.S. based. Non-U.S. equity securities include companies domiciled outside of the U.S. and American depository receipts. Fixed-income securities include securities issued or guaranteed by the U.S. government, mortgage backed securities and corporate debt obligations. Other investments include cash equivalents.
We have target asset allocations to invest plan assets in securities that match the timing of the payment of plan obligations. As a result, approximately 70% of plan assets are invested in a portfolio of fixed income securities with a duration approximately that of the projected payment of benefit obligations. The remaining 30% of plan assets are invested in equity securities and other return-seeking assets. The expected long-term rate of return on plan assets is based primarily upon the target asset allocation for plan assets and capital markets forecasts for each asset class employed. Our expected rate of return on plan assets also considers our historical compound rate of return on plan assets for 10- and 15-year periods.

The following tables present our plan assets using the fair value hierarchy as of December 31, 2013 and 2012:

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3

Equity securities
Common/collective trust funds	$11,353	$—	$11,353	$—
Fixed income
Common/collective trust funds	25,356	—	25,356	—
Cash equivalents	101	101	—	—
Fair value of plan assets	$36,810	$101	$36,709	$—

	December 31, 2012
(in thousands)	Total	Level 1	Level 2	Level 3

Equity securities
Common/collective trust funds	$10,488	$—	$10,488	$—
Fixed income
Common/collective trust funds	27,263	—	27,263	—
Cash equivalents	94	94	—	—
Fair value of plan assets	$37,845	$94	$37,751	$—

Equity securities-common/collective trust funds and fixed income-common/collective trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds (equity securities and fixed income securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Common/collective trust funds are typically valued at their net asset values that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity.
Multi-employer plans
We participate in four multi-employer pension plans, in addition to the Scripps plan, that cover certain employees that are members of unions or trade associations that have a collective bargaining agreement with us. We represent fewer than 5% of the total contributions made to the four plans and deem only two of the four plans we participate in to be significant. The following table summarizes the two plans we deem significant:

		Pension Protection Act Zone Status			Contributions of the Company
Pension Fund	EIN/Pension Plan Number	2013	2012	FIP/RP Status Pending/Implemented	2013	2012	2011	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement

GCIU	91-6024903	Red	Red	Implemented	$99,594	$117,131	$108,262	Yes	2012
CWA/ITU	13-6212879	Red	Red	Implemented	$116,295	$126,205	$134,441	NA	2012

Certain collective bargaining agreements have expired. We are either working under signed extensions of these agreements or under posted conditions consistent with these agreements, or are in negotiations to renew these agreements in 2014.

The CWA/ITU Negotiated Pension Plan has a withdrawal liability of approximately $4.8 million. Contribution rates are scheduled to remain consistent with current rates for the foreseeable future. A rehabilitation plan was adopted in 2010 related to pension vesting and early retirement, however, mandatory increases in contributions or surcharges were not implemented.

The Graphics Communication International Union (GCIU) Employer Retirement Fund has a withdrawal liability of approximately $30.7 million. A rehabilitation plan was adopted in 2009, which increased employer contributions beginning in 2013 and will continue through 2014.

In the second quarter of 2014, unions ratified our plan to withdraw from the GCIU Employer Retirement Fund. Upon ratification of the agreement, we estimated the undiscounted liability to be approximately $6.5 million and in the second quarter of 2014 recorded a liability of $4.1 million for the present value withdrawal liability. Once the final withdrawal liability will be determined at the end of 2014, it will either be paid in a lump sum or equal monthly installments over 20 years beginning in 2015.

11. Related Party Transactions with Scripps

We participate in a number of corporate-wide programs administrated by Scripps. These include participation in Scripps' centralized treasury function, insurance programs, employee benefit programs, workers' compensation programs and centralized service centers and other corporate functions.

Equity — Equity in the Combined Balance Sheets includes the accumulated balance of transactions between Scripps and the Company including Scripps' investment and Scripps' interest in our cumulative retained earnings and are presented within parent company investment and combined with accumulated other comprehensive loss to total Parent company equity. The amounts comprising the accumulated balance of transactions between us and Scripps include (i) the cumulative net assets attributed to us by Scripps, (ii) the cumulative net advances to Scripps representing our cumulative funds swept (net of funding provided by Scripps to us) as part of the centralized cash management program described further below, and (iii) the cumulative charges (net of credits) allocated by Scripps to us for certain support services received by us.

Centralized Cash Management — We also participate in Scripps’ controlled disbursement system. The bank sends Scripps daily notifications of checks presented for payment and Scripps transfers funds from other sources to cover the checks. Our cash balance held by Scripps is reduced as checks are issued. Accordingly, none of Scripps' cash and cash equivalents has been assigned to us in the combined financial statements. Further, outstanding checks issued by Scripps are not recorded as a liability once the check is signed, as the obligation becomes tied to the central cash management arrangement.

Corporate Allocation from Scripps — In 2013, 2012 and 2011 the combined financial statements include $40.4 million, $35.0 million and $30.8 million, respectively, in expense allocations from Scripps for certain corporate support services, which are recorded within selling, general and administrative expense in our Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to our operations; however, the amounts may not be representative of the costs necessary for us to operate as a separate stand-alone company. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the Company will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support us received from Scripps for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Scripps corporate and infrastructure costs. For these services, actual costs incurred by Scripps were allocated to us based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization are impracticable, Scripps used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Company, such as revenues.

Insurance — General insurance costs relate to our participation in Scripps-sponsored risk management plans for (i) general liability, (ii) auto liability, and (iii) other insurance, such as property and media. Such costs were allocated, depending upon insurance type, based on actuarially determined historical loss experience, vehicle count, headcount or proportional insured values for real and personal property replacement costs and business interruption.

Medical and Workers’ Compensation Benefit Plans — The Company participates in Scripps-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to the Company amounted to $18.2 million, $14.8 million and $15.2 million in 2013, 2012 and 2011, respectively, and are allocated to cost of sales and selling, general and administrative expense in the Combined Statements of Operations. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflect the portion of such costs attributed to the Company, the amounts may not be representative of the costs necessary for the Company to operate as a stand-alone business.

Other — We routinely purchase newsprint and other items from Scripps. The prices charged are generally less than or equal to prices that we would have been able to negotiate directly with unrelated parties. The total newsprint purchased was $31.6 million, $35.6 million and $36.9 million in 2013, 2012 and 2011, respectively.

12. Commitments and Contingencies

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in a material loss.

Minimum payments on noncancelable leases at December 31, 2013 were: $0.6 million in 2014, $0.2 million in 2015, $0.1 million in 2016, $0.1 million in 2017, and $0.1 million in 2018. We expect our operating leases will be replaced with leases for similar facilities upon their expiration. Rental expense for cancelable and noncancelable leases was $1.9 million in 2013, $2.1 million in 2012 and $2.3 million in 2011.

13. Share-Based Compensation Plans
Incentive Plans — The employees of the Company participate in the Scripps 2010 Long-Term Incentive Plan (the “Plan”) which terminates on February 15, 2020. The Plan permits the granting of incentive and nonqualified stock options, stock appreciation rights, restricted stock units (RSUs), restricted and unrestricted Class A Common shares and performance units to key employees and non-employee directors.
Stock Options — Stock options grant the recipient the right to purchase Class A Common shares at not less than 100% of the fair market value on the date the option is granted. Scripps has not issued any new stock options since 2008.
All of the information that follows represents the activity for our participation in the Scripps Plan.

The following table summarizes information about stock option transactions for the Company's employees participation in the Scripps Plan:

	Number of Shares	Weighted- Average Exercise Price	Range of Exercise Prices

Outstanding at December 31, 2010	2,720,959	$9.71	$6-11
Exercised in 2011	(86,915)	7.98	6-10
Forfeited in 2011	(41,719)	9.87	7-11
Outstanding and exercisable at December 31, 2011	2,592,325	$9.76	$8-11
Exercised in 2012	(537,576)	9.06	8-10
Forfeited in 2012	(24,307)	9.60	8-11
Outstanding and exercisable at December 31, 2012	2,030,442	$9.95	$9-11
Exercised in 2013	(1,582,721)	10.01	9-11
Forfeited in 2013	(8,289)	9.41	9-11
Outstanding and exercisable at December 31, 2013	439,432	$9.79	$9-11

The following table presents additional information about exercises of stock options:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash received upon exercise	$15,812	$4,846	$687
Intrinsic value (market value on date of exercise less exercise price)	5,788	601	137

Restricted Stock and Restricted Stock Units — Awards of Class A Common shares (restricted stock) and restricted stock units generally require no payment by the employee. RSUs are converted into an equal number of Class A Common shares when vested. These awards generally vest over a three or four year period, conditioned upon the individual’s continued employment through that period. Awards vest immediately upon the retirement, death or disability of the employee or upon a change in control of Scripps or in the business in which the individual is employed. Unvested awards may be forfeited if employment is terminated for other reasons. Awards are nontransferable during the vesting period, but the awards are entitled to all the rights of an outstanding share. There are no post-vesting restrictions on awards granted to employees and non-employee directors.

Long-term incentive compensation includes performance share awards. Performance share awards represent the right to receive an award of RSUs if certain performance measures are met. Each award specifies a target number of shares to be issued and the specific performance criteria that must be met. The number of shares that an employee receives may be less than the target number of shares depending on the extent to which the specified performance measures are met.

Information and activity for transactions for the Company's employees participation in the Scripps Plan for restricted stock and RSUs is presented below:

		Grant Date Fair Value
	Number of Shares	Weighted Average	Range of Prices

Unvested at December 31, 2010	1,966,398	$2.19	$1-141
Awarded in 2011	233,197	9.32	7-10
Vested in 2011	(1,164,779)	2.32	1-141
Forfeited in 2011	(36,394)	2.38	1-9
Unvested at December 31, 2011	998,422	$3.53	$1-11
Awarded in 2012	216,118	9.77	8-11
Vested in 2012	(694,121)	2.68	9-11
Forfeited in 2012	(7,308)	8.19	1-10
Unvested at December 31, 2012	513,111	$6.75	$1-11
Awarded in 2013	179,893	11.71	11-20
Vested in 2013	(293,273)	5.01	1-12
Forfeited in 2013	(24,913)	10.35	9-12
Unvested at December 31, 2013	374,818	$10.59	$7-20
The fair value of the shares and RSU's that vested was $3.5 million, $6.6 million and $11.6 million in 2013, 2012 and 2011, respectively.
As of December 31, 2013, $1.5 million of total unrecognized compensation costs related to RSUs and performance shares is expected to be recognized over a weighted-average period of 1.4 years.

14. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss ("AOCL") by component, including items reclassified out of AOCL, were as follows:

(in thousands)	Defined Benefit Pension Items	Other	Total

Beginning balance, December 31, 2012	$(16,846)	$(88)	$(16,934)
Amounts reclassified from accumulated other comprehensive loss
Actuarial gain (a), net of tax of $2,303	3,589	150	3,739
Net current-period other comprehensive loss	3,589	150	3,739
Ending balance, December 31, 2013	$(13,257)	$62	$(13,195)

(a) Included in defined benefit pension plan expense in the Combined Statements of Operations

15. Subsequent Events

Management has performed an evaluation of the subsequent events through November 20, 2014, the date these combined financial statements were issued. There are no material subsequent events that required recognition or additional disclosure in these combined financial statements.

Scripps Newspapers
Table of Contents to Condensed Combined Financial Statements
As of September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013
(Unaudited)

Condensed Combined Financial Statements
Condensed Combined Balance Sheets
Condensed Combined Statements of Operations
Condensed Combined Statements of Comprehensive Loss
Condensed Combined Statements of Cash Flows
Condensed Combined Statements of Changes in Parent Company Equity
Notes to Condensed Combined Financial Statements

Scripps Newspapers
Condensed Combined Balance Sheets
(Unaudited)

(in thousands)	As of September 30, 2014	As of December 31, 2013

Assets
Current assets:
Accounts and notes receivable (less allowances - $686 and $907)	$30,528	$42,578
Inventory	7,495	6,542
Miscellaneous	2,158	2,371
Total current assets	40,181	51,491
Property, plant and equipment	189,868	201,101
Other intangible assets	2,089	2,392
Miscellaneous	980	1,297
Total Assets	$233,118	$256,281
Liabilities and Equity
Current liabilities:
Accounts payable	$6,446	$8,350
Customer deposits and unearned revenue	20,420	21,820
Accrued liabilities:
Employee compensation and benefits	14,490	12,290
Miscellaneous	7,302	6,874
Other current liabilities	1,063	964
Total current liabilities	49,721	50,298
Other liabilities (less current portion)	20,122	18,139

Parent Company Equity:
Parent company's investment, net	171,845	198,381
Accumulated other comprehensive loss (pension liability adjustments), net of income taxes	(11,228)	(13,195)
Total parent company equity	160,617	185,186
Noncontrolling interest	2,658	2,658
Total equity	163,275	187,844
Total Liabilities and Equity	$233,118	$256,281
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Operations
(Unaudited)

	Nine months ended September 30,
(in thousands)	2014	2013

Operating Revenues:
Advertising	$165,599	$176,733
Subscriptions	90,736	86,453
Other	18,895	17,792
Total operating revenues	275,230	280,978
Operating expenses
Costs of sales (exclusive of items shown below)	153,967	158,747
Selling, general and administrative	124,409	125,286
Defined benefit pension plan expense	6,119	3,206
Depreciation	12,585	12,484
Amortization	303	409
Total operating expenses	297,383	300,132
Operating loss	(22,153)	(19,154)
Miscellaneous, net	(1,082)	(382)
Loss from operations before income taxes	(23,235)	(19,536)
Provision for income taxes	213	43
Net loss	(23,448)	(19,579)
Net loss attributable to noncontrolling interests	—	—
Net loss attributable to the parent	$(23,448)	$(19,579)
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Comprehensive Loss
(Unaudited)

	Nine months ended September 30,
(in thousands)	2014	2013

Net loss	$(23,448)	(19,579)
Changes in defined benefit pension plans, net of tax of $94 and $0	154	—
Total comprehensive loss	(23,294)	(19,579)
Less comprehensive loss attributable to noncontrolling interest	—	—
Total comprehensive loss attributable to the parent	$(23,294)	$(19,579)
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Cash Flows
(Unaudited)

	Nine months ended September 30,
(in thousands)	2014	2013

Cash Flows from Operating Activities:
Net loss	$(23,448)	$(19,579)
Adjustments to reconcile net loss from operations to net cash flows from operating activities:
Depreciation and amortization	12,888	12,893
Liability for withdrawal from GCIU employer retirement fund	4,100	—
Other changes in certain working capital accounts, net	10,039	7,485
Miscellaneous, net	1,765	475
Net cash provided by operating activities	5,344	1,274
Cash Flows from Investing Activities:
Additions to property, plant and equipment	(1,589)	(2,863)
Proceeds on sale of property, plant and equipment	135	275
Net cash used in investing activities	(1,454)	(2,588)
Cash Flows from Financing Activities:
Transfers to/from parent, net	(3,890)	1,314
Net cash (used in) provided by financing activities	(3,890)	1,314
Increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents:
Beginning of year	—	—
End of year	$—	$—
See notes to condensed combined financial statements.

Scripps Newspapers
Condensed Combined Statements of Changes in Parent Company Equity
(Unaudited)

(in thousands)	Parent Company Equity	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity

As of December 31, 2012	$209,931	$(16,934)	$2,784	$195,781
Net loss	(19,579)	—	—	(19,579)
Changes in defined benefit pension plans	—	—	—	—
Transfers to/from parent, net	1,314	—	—	1,314
As of September 30, 2013	$191,666	$(16,934)	$2,784	$177,516

As of December 31, 2013	$198,381	$(13,195)	$2,658	$187,844
Net loss	(23,448)	—	—	(23,448)
Changes in defined benefit pension plans	—	154	—	154
Transfer of Knoxville pension plan (Note 10)	802	1,813		2,615
Transfers to/from parent, net	(3,890)	—	—	(3,890)
As of September 30, 2014	$171,845	$(11,228)	$2,658	$163,275
See notes to condensed combined financial statements.

Scripps Newspapers
Notes to Condensed Combined Financial Statements (Unaudited)

1. Basis of Presentation
The Separation — On July 30, 2014, The E. W. Scripps Company ("Scripps") Board of Directors approved an agreement under which Scripps and Journal Communications, Inc. ("Journal") will merge their broadcast operations and spin-off their newspaper businesses into a separate publicly traded company (the “transactions”). The newspaper company will be named Journal Media Group, combining the 13 Scripps newspapers with Journal's Milwaukee Journal Sentinel.
The transactions, which is subject to customary regulatory and shareholder approvals is expected to close in the first half of 2015.

Basis of Presentation — The accompanying combined financial statements include the accounts of Scripps Newspapers ("the Company"), a business representing the principal publishing operations of Scripps, as described below.

The Company's operations consists of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. Advertising and subscription revenues provide substantially all of the operating revenues for each newspaper market, and employee, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The daily newspapers published by the Company are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also include a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

Historically, separate financial statements have not been prepared for the Company. These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented, as the Company was historically managed within Scripps (the "Parent"). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of Scripps. The combined financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable (see Note 11). However, such expenses may not be indicative of the actual level of expense that would have been incurred had the Company operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect the Company's combined financial position, results of operations and cash flows had the Company operated as a stand-alone entity during the periods presented.
The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. The interim financial statements should be read in conjunction with the audited combined financial statements, including the notes thereto included in our audited financial statements for the years ended December 31, 2013, 2012 and 2011. In management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the interim periods have been made.
Results of operations are not necessarily indicative of the results that may be expected for future interim periods or for the full year.

2. Summary of Significant Accounting Policies
As used in the Notes to Combined Financial Statements, the terms “Company,” “we,” “our,” or “us” may, depending on the context, refer to the carve-out newspaper business of Scripps.
Nature of Operations — We are a diverse media enterprise with a portfolio of print and digital media brands. All of our media businesses provide content and advertising services via digital platforms, including the Internet, smartphones and tablets. We report only one segment. The Company has aggregated its operating segments into one reportable segment since all of its newspapers sell similar products created with the same production process and which have similar economic characteristics.

Use of Estimates — Preparing financial statements in accordance with GAAP requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.
Our combined financial statements include estimates and assumptions used in accounting for our defined benefit pension plans; the periods over which long-lived assets are depreciated or amortized; the evaluation of recoverability of long-lived assets; valuation allowances against deferred income tax assets; corporate allocations; and self-insured risks.
While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the financial statements.
Investments and Minority Interest — Investments in 20%-to-50%-owned companies where we exert significant influence and all 50%-or-less-owned partnerships and limited liability companies are accounted for using the equity method. We do not hold any interests in variable interest entities. All significant intercompany transactions have been eliminated.
Income (loss) attributable to noncontrolling interests in subsidiary companies is included in net income (loss) attributable to noncontrolling interest in the Combined Statements of Operations.
Revenue Recognition — We recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. We report revenue net of sales and other taxes collected from our customers.
Our primary sources of revenue are from the sale of print and digital advertising and newspaper subscription fees.
Self-Insured Risks — Scripps is self-insured, up to certain limits, for general and automobile liability, employee health, disability and workers’ compensation claims and certain other risks. As a portion of the liabilities and expense related to these self-insurance plans relate to the Company's employees and business, both the liability and expense have been included within these financial statements. Estimated liabilities for unpaid claims totaled $9.3 million and $9.5 million at September 30, 2014 and December 31, 2013, respectively. We estimate liabilities for unpaid claims using actuarial methodologies and our historical claims experience. While we re-evaluate our assumptions and review our claims experience on an ongoing basis, actual claims paid could vary significantly from estimated claims, which would require adjustments to expense.
Income Taxes — Historically, the Company was included in the federal and state tax filings with other Scripps entities. The income tax provisions in these financial statements have been prepared on a separate return basis as if the Company was a stand-alone entity. For jurisdictions where the Company filed returns as part of Scripps, the stand alone provision will present taxes payable as a component of equity since the Company will never actually be liable for the payable. The Company will record a payable balance, if necessary, for foreign jurisdictions where the Company has a legal obligation to file and pay income tax.
Parent Company's Investment, Net — Parent Company's Investment on the combined balance sheet represents Scripps historical investment of capital into the Company, the Company's accumulated earnings after taxes, and the net effect of transactions with and allocations of corporate expenses from Scripps.
Stock-Based Compensation — Certain employees of the Company have received awards of incentive and nonqualified stock options, restricted stock units (RSUs) and restricted Class A Common shares under The E. W. Scripps Long‑Term Incentive Plan (the “Plan”).

Stock-based compensation expense attributable to employees of the Company has been allocated on an individual basis. The total allocation was $1.2 million and $1.1 million for the nine months ended September 30, 2014 and 2013, respectively.
Pension — Retirement benefits are provided to eligible employees of the Company, primarily through defined benefit plans sponsored by Scripps. Several smaller plans are sponsored directly by the Company.
The Company has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.

The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company.
The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
Other Postretirement Benefits — Certain health care and life insurance benefits for retired employees of the Company are provided through postretirement plans ("OPEB") sponsored by Scripps. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Scripps' policy to fund postretirement benefits as claims are incurred.
A portion of the Scripps OPEB liability and corresponding expense has been allocated specifically to the Company and included in these combined financial statements. The amounts included in these combined financial statements were actuarially determined based on amounts allocable to eligible employees of the Company.

3. Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our combined financial statements and have not yet determined a transition method.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our combined financial statements.

4. Income Taxes
The Company is included Scripps in consolidated federal tax return and unitary returns in certain states. The Company also files separate state returns for its Memphis and Evansville newspapers. The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its tax liability, deferred tax assets and liabilities as if it were filing a separate tax return. Current tax is considered paid as incurred and settled through parent company equity.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses and projections for future taxable loss over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefit of most of its net deferred tax assets. As of September 30, 2014 and December 31, 2013, in jurisdictions in which there is a net deferred tax asset, the Company has established a full valuation allowance.

In accordance with the intraperiod tax allocation rules, we allocated $0.1 million of tax expense in 2014 to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(in thousands)	As of September 30, 2014	As of December 31, 2013

Land and improvements	$44,997	$44,997
Buildings and improvements	134,202	134,146
Equipment	246,708	248,832
Computer software	17,853	19,276
Total	443,760	447,251
Accumulated depreciation	253,892	246,150
Net property, plant and equipment	$189,868	$201,101

6. Goodwill and Other Intangible Assets
Goodwill was as follows:

(in thousands)

Gross balance as of September 30, 2014 and December 31, 2013	$778,900
Accumulated impairment losses	(778,900)
Balance as of September 30, 2014 and December 31, 2013	$—
Other intangible assets consisted of the following:

(in thousands)	As of September 30, 2014	As of December 31, 2013

Amortizable intangible assets:
Carrying amount:
Customer lists and advertiser relationships	$10,404	$10,404
Other	1,742	1,742
Total carrying amount	12,146	12,146
Accumulated amortization:
Customer lists and advertiser relationships	(8,594)	(8,383)
Other	(1,463)	(1,371)
Total accumulated amortization	(10,057)	(9,754)
Net amortizable intangible assets	$2,089	$2,392
7. Other Liabilities
Other liabilities consisted of the following:

(in thousands)	As of September 30, 2014	As of December 31, 2013

Employee compensation and benefits	$3,686	$3,794
Liability for pension benefits	6,469	7,518
Other	9,967	6,827
Other liabilities (less current portion)	$20,122	$18,139

8. Noncontrolling Interests
Individuals and other entities own a 4% noncontrolling interest in the capital stock of the subsidiary company that publishes our Memphis newspaper and a 6% noncontrolling interest in the capital stock of the subsidiary company that publishes our Evansville newspaper. We are not required to redeem the noncontrolling interests in these subsidiary companies.

9. Supplemental Cash Flow Information
The following table presents additional information about the change in certain working capital accounts:

	Nine months ended September 30,
(in thousands)	2014	2013

Other changes in certain working capital accounts, net
Accounts and notes receivable	$12,050	$9,131
Accounts payable	(1,904)	(258)
Customer deposits and unearned revenue	(1,400)	(583)
Accrued employee compensation and benefits	2,200	(937)
Other accrued liabilities	(266)	213
Other, net	(641)	(81)
Total	$10,039	$7,485

10. Employee Benefit Plans
Certain of the Company's employees participate in the Scripps defined benefit pension plans, its SERP and its defined contribution plan. Scripps sponsors various noncontributory defined benefit pension plans covering substantially all full-time Scripps employees that began employment prior to June 30, 2008. Benefits earned by employees are generally based upon employee compensation and years of service credits. Scripps also has a non-qualified Supplemental Executive Retirement Plan ("SERP"). Effective June 30, 2009, Scripps froze the accrual of benefits under its defined benefit pension plans and its SERP that cover the majority of its employees.

The Company has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of the Company other than contributions currently due and unpaid to the plan.

The Company also has four plans that are sponsored directly by the Company's Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of the Company. On September 30, 2014, the plan sponsored by the Knoxville newspaper with an unfunded liability of $0.8 million was merged into the Scripps sponsored plan. Pursuant to the master agreement, the remaining plans which are sponsored by the Memphis newspaper are expected to be merged into the Scripps sponsored plan on December 31, 2014.

The Company has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, the Company has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to the Company based on the Company's share of the service cost and benefit obligations, in addition to the expected return on its portion of the SERP assets.
Scripps also sponsors a defined contribution plan covering substantially all non-union and certain union employees. Scripps matches a portion of employees' voluntary contributions to this plan. In connection with freezing the accrual of service credits under certain of our defined benefit pension plans, Scripps began contributing additional amounts to certain employees' defined contribution retirement accounts in 2011. These transition credits, which will be made through 2015, are determined based upon the employee’s age, compensation and years of service. The Company has allocated the expense for this plan on an individual participant basis and it is included in the combined financial statements of the Company.
Other union-represented employees are covered by defined benefit pension plans jointly sponsored by the Company and the union, or by union-sponsored multi-employer plans.

The components of the expense consists of the following:

	Nine months ended September 30,
(in thousands)	2014	2013

Plans sponsored by the Company
Service cost	$64	$59
Interest cost	1,521	1,436
Expected return on plan assets, net of expenses	(1,425)	(1,298)
Amortization of actuarial loss	179	285
Total for defined benefit plans sponsored by the Company	339	482
Multi-employer plans	214	195
Withdrawal from GCIU multi-employer plan	4,100	—
Allocated portion of Scripps sponsored defined benefit plans	1,508	2,178
Allocated portion of Scripps SERP	179	479
Allocated portion of Scripps defined contribution plans	3,333	3,402
Net periodic benefit cost	$9,673	$6,736
Multi-employer plans
We participate in four multi-employer pension plans in addition to the Scripps plan, that cover certain employees that are members of unions or trade associations that have a collective bargaining agreement with us. In the second quarter of 2014, unions ratified our plan to withdraw from the Graphics Communication International Union (GCIU) Employer Retirement Fund. Upon ratification of the agreement, we estimated the undiscounted liability to be approximately $6.5 million and in the second quarter of 2014 recorded a liability of $4.1 million for the present value withdrawal liability. Once the final withdrawal liability is determined at the end of 2014, it will either be paid in a lump sum or equal monthly installments over 20 years beginning in 2015.

11. Related Party Transactions with Scripps

We participate in a number of corporate-wide programs administrated by Scripps. These include participation in Scripps' centralized treasury function, insurance programs, employee benefit programs, workers' compensation programs and centralized service centers and other corporate functions.

Equity — Equity in the Combined Balance Sheets includes the accumulated balance of transactions between Scripps and the Company including Scripps' investment and Scripps' interest in our cumulative retained earnings and are presented within parent company investment and combined with accumulated other comprehensive loss to total Parent company equity. The amounts comprising the accumulated balance of transactions between us and Scripps include (i) the cumulative net assets attributed to us by Scripps, (ii) the cumulative net advances to Scripps representing our cumulative funds swept (net of funding provided by Scripps to us) as part of the centralized cash management program described further below, and (iii) the cumulative charges (net of credits) allocated by Scripps to us for certain support services received by us.

Centralized Cash Management — We also participate in Scripps’ controlled disbursement system. The bank sends Scripps daily notifications of checks presented for payment and Scripps transfers funds from other sources to cover the checks. Our cash balance held by Scripps is reduced as checks are issued. Accordingly, none of Scripps' cash and cash equivalents has been assigned to us in the combined financial statements. Further, outstanding checks issued by Scripps are not recorded as a liability once the check is signed, as the obligation becomes tied to the central cash management arrangement.

Corporate Allocation from Scripps — In the nine months ended September 30, 2014 and 2013 the combined financial statements include $38.1 million and $29.4 million, respectively, in expense allocations from Scripps for certain corporate support services, which are recorded within selling, general and administrative expense in our Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to our operations; however, the amounts may not be representative of the costs necessary for us to operate as a separate stand-alone company. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the Company will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support us received from Scripps for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Scripps corporate and infrastructure costs. For these services, actual costs incurred by Scripps were allocated to us based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization are impracticable, Scripps used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Company, such as revenues.

Insurance — General insurance costs relate to our participation in Scripps-sponsored risk management plans for (i) general liability, (ii) auto liability, and (iii) other insurance such as property and media. Such costs were allocated, depending upon insurance type, based on actuarially determined historical loss experience, vehicle count, headcount or proportional insured values for real and personal property replacement costs and business interruption.

Medical and Workers’ Compensation Benefit Plans — The Company participates in Scripps-sponsored employee benefit plans, including medical and workers’ compensation. Allocations of benefit plan costs varied by plan type and were based on actuarial valuations of cost and/or liability, premium amounts and payroll. Total benefit plan costs allocated to the Company amounted to $14.8 million and $13.4 million in the nine months ended September 30, 2014 and 2013, respectively, and are allocated to cost of sales and selling, general and administrative expense in the combined statements of operations. While management believes the cost allocation methods utilized for the benefit plans were reasonable and reflected the portion of such costs attributed to the Company, the amounts may not be representative of the costs necessary for the Company to operate as a stand-alone business.

Other — We routinely purchase newsprint and other items from Scripps. The prices charged are generally less than or equal to prices that we would have been able to negotiate directly with unrelated parties. The total newsprint purchased was $22.7 million and $24.9 million for the nine months ended September 30, 2014 and 2013, respectively.

12. Commitments and Contingencies

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in a material loss.

13. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss ("AOCL") by component, including items reclassified out of AOCL, were as follows:

	Nine Months Ended September 30, 2014
(in thousands)	Defined Benefit Pension Items	Other	Total

Beginning balance, December 31, 2013	$(13,257)	$62	$(13,195)
Amounts reclassified from accumulated other comprehensive loss
Actuarial (gain) loss (a), net of tax of $94	154	—	154
Transfer of Knoxville pension plan, net of tax of $78	1,813	—	1,813
Net current-period other comprehensive income (loss)	1,967	—	1,967
Ending balance, September 30, 2014	$(11,290)	$62	$(11,228)

(a) Included in defined benefit pension plan expense in the Combined Statements of Operations

	Nine Months Ended September 30, 2013
(in thousands)	Defined Benefit Pension Items	Other	Total

Beginning balance, December 31, 2012	$(16,846)	$(88)	$(16,934)
Amounts reclassified from accumulated other comprehensive loss
Actuarial (gain) loss (a), net of tax of $0	—	—	—
Net current-period other comprehensive income (loss)	—	—	—
Ending balance, September 30, 2013	$(16,846)	$(88)	$(16,934)

(a) Included in defined benefit pension plan expense in the Combined Statements of Operations

13. Subsequent Events

Management has performed an evaluation of the subsequent events through November 20, 2014, the date these combined financial statements were issued. There are no material subsequent events that required recognition or additional disclosure in these combined financial statements.

JRN Newspapers
Table of Contents to Combined Financial Statements
As of December 29, 2013 and December 30, 2012 and for the years ended December 29, 2013, December 30, 2012 and December 25, 2011

Report of Independent Registered Public Accounting Firm
Combined Financial Statements
Combined Balance Sheets
Combined Statements of Operations
Combined Statements of Comprehensive Income
Combined Statements of Cash Flows
Combined Statements of Equity
Notes to Combined Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Journal Communications, Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of JRN Newspapers and its subsidiaries at December 29, 2013 and December 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
November 20, 2014

JRN Newspapers
COMBINED BALANCE SHEETS
Years Ended December 29, 2013 and December 30, 2012
(in thousands)

	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$917	696
Accounts and notes receivable (less allowances of $627 and $676)	16,381	16,941
Inventory	2,191	2,980
Deferred income taxes	1,611	4,129
Prepaid expenses and other current assets	1,072	1,465
TOTAL CURRENT ASSETS	22,172	26,211

Property, plant and equipment, net	75,593	80,269
Goodwill	3,078	3,078
Other intangible assets, net	1,582	1,757
Other assets	802	1,454
TOTAL ASSETS	$103,227	$112,769

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,256	$5,767
Accrued compensation	3,432	4,090
Accrued employee benefits	3,214	3,422
Deferred revenue	12,437	11,918
Accrued income taxes	494	26
Other current liabilities	1,530	3,043
Related party note	12,982	17,074
Current portion of long-term liabilities	78	90
TOTAL CURRENT LIABILITIES	39,423	45,430

Non-current liabilities:
Accrued employee benefits	11,160	12,945
Deferred income taxes	7,305	7,421
Other long-term liabilities	843	890
TOTAL NON-CURRENT LIABILITIES	19,308	21,256

Equity:
Parent company's investment, net	44,375	46,052
Accumulated other comprehensive income	121	31
TOTAL PARENT COMPANY EQUITY	44,496	46,083
TOTAL LIABILITIES AND EQUITY	$103,227	$112,769

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF OPERATIONS
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	2013	2012	2011
Operating Revenues:
Advertising	$81,503	$90,175	$96,014
Subscription	48,926	51,934	50,592
Other	22,919	21,739	20,585
Total operating revenues	153,348	163,848	167,191

Operating costs and expenses:
Cost of sales (exclusive of items shown below)	94,047	98,154	97,549
Selling, general and administrative	41,623	47,126	46,600
Depreciation	6,883	8,862	10,039
Amortization	175	307	370
Total operating expenses	142,728	154,449	154,558

Operating income	10,620	9,399	12,633

Interest expense	13	21	37
Related party interest	348	263	372
Total interest expense	361	284	409

Earnings from continuing operations before income taxes	10,259	9,115	12,224

Provision for income taxes	4,124	3,481	4,594

Net income from continuing operations	6,135	5,634	7,630

Net income from discontinued operations, net of tax expense of ($220)	—	—	351
		.
Net Income	$6,135	$5,634	$7,981

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	2013	2012	2011
Net earnings	$6,135	$5,634	$7,981

Other comprehensive income, net of tax:
Change in pension and postretirement, net of tax benefit (expense)
of $61, $771 and ($272), respectively	90	1,248	(451)

Comprehensive income	$6,225	$6,882	$7,530

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF EQUITY
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
As of December 26, 2010	$60,960	$(766)	$60,194
Related party dividends	(14,700)	—	(14,700)
Transactions with Journal Communications, Inc.	4,922	—	4,922
Comprehensive income:
Net Income	7,981	—	7,981
Changes in benefit plans	—	(451)	(451)
Comprehensive income	7,981	(451)	7,530
As of December 25, 2011	59,163	(1,217)	57,946
Related party dividends	(19,500)	—	(19,500)
Transactions with Journal Communications, Inc.	755	—	755
Comprehensive income:
Net Income	5,634	—	5,634
Changes in benefit plans	—	1,248	1,248
Comprehensive income	5,634	1,248	6,882
As of December 30, 2012	46,052	31	46,083
Related party dividends	—	—	—
Transactions with Journal Communications, Inc.	(7,811)	—	(7,811)
Comprehensive income:
Net Income	6,134	—	6,134
Changes in benefit plans	—	90	90
Comprehensive income	6,134	90	6,224
As of December 29, 2013	44,375	121	44,496

See accompanying notes to combined financial statements.

JRN Newspapers
COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 29, 2013, December 30, 2012 and December 25, 2011
(in thousands)

	2013	2012	2011
Cash flow from operating activities:
Net income from continuing operations	$6,135	$5,634	$7,630
Adjustments for non-cash items:
Depreciation	6,883	8,862	10,039
Amortization	175	307	370
Provision for doubtful accounts	87	97	79
Deferred income taxes	2,121	3,488	161
Net (gain) loss from disposal of assets	(30)	(1,229)	(177)
Impairment of long-lived assets	—	155	—
Loss (gain) on sale of business	—	175	(538)
Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
Receivables	473	(1,132)	1,479
Inventories	789	(1,214)	(731)
Accounts payable	(474)	181	(2,584)
Other assets and liabilities	(1,530)	(1,172)	(992)
NET CASH PROVIDED BY OPERATING ACTIVITIES	14,629	14,152	14,736

Cash flow from investing activities:
Capital expenditures for property and equipment	(2,461)	(1,059)	(962)
Proceeds from sales of assets	30	1,229	177
Proceeds from sale of businesses	—	1,161	1,299
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(2,431)	1,331	514

Cash flow from financing activities:
Principal payments under capital lease obligations	(74)	(258)	(343)
Related party dividends	—	(19,500)	(14,700)
Transactions with Journal Communications, Inc.	(7,811)	755	4,922
Net transactions on related party note	(4,092)	3,226	(5,256)
NET CASH (USED FOR) FINANCING ACTIVITIES	(11,977)	(15,777)	(15,377)

Cash flow from discontinued operations:
Net operating activities	—	—	526
Net investing activities	—	—	4
	—	—	530

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	221	(294)	403

Cash and cash equivalents:
Beginning of year	696	990	587
End of Year	$917	$696	$990

Supplemental cash flow information:
Cash paid for interest	$154	$81	$100
Supplemental disclosure of non-cash investing and financing activities:
Non-cash barter transactions	$2,188	$1,831	$1,950
Note receivable	$—	$772	$—
Non-cash capital lease	$218	$—	$—
Accrued property and equipment purchases	$37	$182	$25
See accompanying notes to combined financial statements.

1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Separation - On July 30, 2014, Journal Communications, Inc. (“Journal”) announced that its Board of Directors approved transactions pursuant to which Journal and The E.W. Scripps Company (“Scripps”) would merge their broadcast operations ("Broadcast Merger") and spin-off and then combine their newspaper businesses into a separate publicly traded company (the “Transactions”). The newspaper company will be named Journal Media Group, and will combine Journal's publishing businesses, including Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. (“JRN Newspapers”), with Scripps’ 13 newspapers. Journal Media Group will have approximately 3,600 employees and will be headquartered in Milwaukee. Journal will be the acquired company in the transactions.

The Board of Directors of Scripps and Journal have approved the Transactions, which are subject to customary regulatory and shareholder approvals. The Transactions are expected to close in the first half of 2015.

Business Operations-The accompanying combined financial statements include the accounts of JRN Newspapers, a business representing the publishing operations of Journal, as described below. JRN Newspapers consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications, primarily in southeastern Wisconsin, as well as print facilities in West Milwaukee and Waupaca, Wisconsin. JRN Newspapers’ operations are conducted primarily through Journal's wholly-owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc.

Accounting Periods-JRN Newspapers reports on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, JRN Newspapers has four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks. The fourth quarterly reporting period in JRN Newspapers’ 2012 fiscal year consisted of fourteen weeks. JRN Newspapers’ 2013 and 2011 fiscal years each were comprised of a 52-week period. JRN Newspapers’ 2012 fiscal year ended on December 30, 2012 and was comprised of a 53-week period.

Historically, separate financial statements have not been prepared for JRN Newspapers. The accompanying combined financial statements were derived from the consolidated financial statements and accounting records of Journal. These combined financial statements have been prepared solely to present JRN Newspapers’ historical results of operations, financial position, and cash flows for the indicated periods as it was historically managed. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to JRN Newspapers, including certain assets which were historically owned by Journal. In addition, certain costs related to JRN Newspapers have been allocated from Journal, including costs for shared services, support functions, administrative costs, and corporate shared employees. The allocated costs included in the combined financial statements were calculated using appropriate allocation methodologies and are disclosed as related party transactions in Note 3 “Related Party Transactions and Parent Company Investment”. Income taxes have been accounted for on a separate return basis in these financial statements as described in Note 10 “Income Taxes”.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable. The expenses and cost allocation are a reasonable reflection of the utilization of services provided to or the benefit received by JRN Newspapers during the periods presented, relative to the total costs incurred by Journal. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the financial statements had JRN Newspapers been an entity that operated independently of Journal.

In connection with the spin-off, JRN Newspapers has entered into various agreements with Scripps and expects to enter into various agreements with other third parties that may be on different terms than the terms of the arrangements or agreements which existed prior to the spin-off. For instance, JRN Newspapers utilizes the services of Journal and its subsidiaries for certain functions, such as legal, finance, human resources and information technology. Consequently, future results of operations for JRN Newspapers will include costs and expenses that may be materially different than Journal's historical results of operations, financial positions, and cash flows. Accordingly, the financial statements for these periods are not indicative of JRN Newspapers’ future results of operations, financial position, and cash flows.

All intercompany balances and transactions within JRN Newspapers have been eliminated. Transactions and balances between JRN Newspapers and Journal and its subsidiaries are reflected as related party transactions within these financial statements. Except for amounts due to Journal for borrowed funds payable on demand, the accumulated net effect of intercompany transactions between JRN Newspapers and Journal and its subsidiaries is considered to be effectively settled through the parent company investment, a component of equity. The accumulated net effect of intercompany transactions, including cash advances with Journal and its subsidiaries, is reflected in the combined statements of cash flows as financing activities, net. Current income taxes are also assumed to be settled with Journal through the parent company investment in the period the related income taxes were recorded.

JRN Newspapers determined it has two reportable segments in accordance with ASC Topic 280, “Segment Reporting.” Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Accordingly, the financial statements of JRN Newspapers are presented to reflect two reporting segments: Daily Newspaper (Journal Sentinel, Inc.) and Community Publications (Journal Community Publishing Group, Inc.).

2	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Some of the significant estimates in these combined financial statements include the valuation assumptions used in allowances for doubtful accounts receivable, corporate allocations, future advertising volumes used to estimate discounts, useful lives of property and identifiable intangible assets, the evaluation of recoverability of property and identifiable intangible assets and income tax. Actual results could differ from those estimates.

Revenue recognition-JRN Newspapers’ principal sources of revenue are the sale of advertising in newspapers and the sale of newspapers to individual subscribers and distributors. In addition, JRN Newspapers sells advertising on its newspaper websites and derives revenue from other online activities. Advertising revenue is recognized in the publishing businesses when advertisements are published or displayed, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the newspaper subscription or when the newspaper is delivered to the customer. Amounts JRN Newspapers receives from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long term liabilities in the consolidated balance sheets.

Printing revenue from external customers as well as third-party distribution revenue is recognized when the product is delivered in accordance with the customers’ instructions.

Trade transactions-JRN Newspapers, in the ordinary course of business, enters into trade transactions whereby advertising in a JRN Newspapers publication is exchanged for products or services or advertising, including advertising at an event/venue. Trade transactions are reported at the estimated fair value of the product or services received. Revenues are recorded when the advertisement runs in a JRN Newspapers publication and expenses are generally recorded when the products or services are utilized or the advertisement runs. Trade revenue totaled $2,188, $1,831 and $1,950 in the years ended December 29, 2013, December 30, 2012 and December 25, 2011.

Multiple-deliverable revenue arrangements-JRN Newspapers sells print and online advertising in bundled arrangements, where multiple products are involved. Significant deliverables within these arrangements include advertising in the printed daily newspaper and advertising placed on various company websites, each of which are considered separate units of accounting. There were no significant changes in units of accounting, the allocation process or the pattern and timing of revenue recognition upon adoption of the amended guidance related to revenue recognition for arrangements with multiple deliverables.

Shipping and handling costs-Shipping and handling costs, including postage, billed to customers are included in revenue and the related costs are included in operating costs and expenses.

Advertising expense-JRN Newspapers expenses advertising costs as incurred. Advertising expense included in selling, general and administrative expenses totaled $1,179, $1,385 and $1,165 in the years ended December 29, 2013, December 30, 2012 and December 25, 2011, respectively.

Related party lending agreements-In 2001 Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. each entered into a lending agreement with Journal to borrow and re-borrow funds. These agreements are payable on demand and create related party receivables and payables due to cash transfers, management fee charges, and accrued interest. The cash transfers are managed through the centralized cash management function described in Footnote 3 "Related Party Transactions and Parent Company Investment." The management fee charges relate to support JRN Newspapers received from Journal for certain corporate activities described in Footnote 3 "Related Party Transactions and Parent Company Investment." Interest

rates are charged monthly at the higher of Journal Communications, Inc. average outstanding debt rates or the short-term applicable federal rate. The note is reported in current liabilities on the combined balance sheet titled "Related Party Note".

Journal Sentinel, Inc. recorded a current related party payable of $4,128, $10,096 and $5,526 at December 29, 2013, December 30, 2012 and December 25, 2011, respectively. Journal Community Publishing Group, Inc. recorded a current related party payable of $8,854, $6,978, and $8,322 at December 29, 2013, December 30, 2012 and December 25, 2011, respectively. These amounts are included in the JRN Newspapers combined balance sheet.  The related party lending agreements will be terminated and all outstanding balances will be forgiven upon consummation of the Transactions.

JRN Newspapers has no other debt agreements other than the related party lending agreements and the capital leases discussed in the capital leases section below. Interest expense recorded on JRN Newspapers combined statement of operations relates to the related party lending agreements and capital leases.

Interest expense-All interest incurred during the years ended December 29, 2013, December 30, 2012 and December 25, 2011 was expensed.

Income taxes-Deferred taxes are provided using the separate return basis and therefore include the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

JRN Newspapers recognizes an uncertain tax position when it is more likely than not to be sustained upon examination by taxing authorities and measures the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement.

Fair values-ASC Topic 820, “Fair Value Measurement and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and JRN Newspapers’ own assumptions (unobservable inputs). This hierarchy consists of the following three levels.

Level 1-Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market

Level 2-Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets which are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data

Level 3-Assets and liabilities whose values are based on valuation models or pricing techniques which utilize unobservable inputs which are significant to the overall fair value measurement

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued severance approximate fair value as of December 29, 2013 and December 30, 2012, due to their short term to maturity.

Cash and cash equivalents-Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates market value. Journal utilizes a centralized approach to cash management and the financing of its operations. Cash in the combined balance sheets represents cash held locally by JRN Newspapers.

Receivables, net-JRN Newspapers’ non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing and commercial distribution. JRN Newspapers records accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. JRN Newspapers evaluates the collectability of its accounts receivable based on a combination of factors. JRN Newspapers specifically reviews historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in its customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where JRN Newspapers is aware of a specific customer’s inability to meet its financial obligations, JRN Newspapers records a specific reserve to reduce the amounts recorded to what the company believes will be collected. For all other customers, JRN Newspapers recognizes allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. JRN Newspapers writes off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 29, 2013 and December 30, 2012 was $627 and $676, respectively.

A summary of the activity with respect to the accounts receivable allowances is as follows (in thousands):

Accounts receivable allowance balance at December 26, 2010	$958
2011 additions	1,898
2011 deductions	(2,142)
Accounts receivable allowance balance at December 25, 2011	$714
2012 additions	1,049
2012 deductions	(1,087)
Accounts receivable allowance balance at December 30, 2012	$676
2013 additions	794
2013 deductions	(843)
Accounts receivable allowance balance at December 29, 2013	$627

Concentration of credit risk-Generally, credit is extended based upon an evaluation of the customer’s financial position, and advance payment is not required. Credit losses are provided for in the financial statements and have historically been within management’s expectations. Given the current economic environment, credit losses may increase in the future.

Inventories-Inventories are stated at the lower of cost (first in, first out method) or market. A summary of inventories follows (in thousands):

	2013	2012
Paper and supplies	$2,224	$2,986
Work in process	59	84
Less obsolescence reserve	(92)	(90)
Inventories, net	$2,191	$2,980

Property and equipment-Property and equipment are recorded at cost. Depreciation of property and equipment is provided, using the straight-line method, over the estimated useful lives, which are as follows:

Years
Building and land improvements	10
Buildings	30
Newspaper printing presses	25
Other printing presses	10
Other equipment	3-10

Expenditures for repairs and maintenance of existing assets are charged to expense as incurred. Changes in circumstances, such as technological advances or changes to JRN Newspapers’ business model or capital strategy could result in the actual useful lives differing from management’s estimates. In those cases where JRN Newspapers determines the useful life of property and equipment should be shortened, JRN Newspapers would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Depreciation expense totaled $6,883, $8,862 and $10,039 in 2013, 2012 and 2011, respectively.

Capital leases-JRN Newspapers charges amortization expense of assets recorded under capital leases to depreciation expense in its combined statements of operations and accumulated depreciation in its combined balance sheets. Assets which are financed under a capital lease are depreciated over the shorter of the term of the lease or the useful lives of the assets. At

December 29, 2013, JRN Newspapers recorded $474 for capital leases in equipment, $162 in accumulated depreciation, $79 in current portion of long-term liabilities and $244 in other long-term liabilities in its combined balance sheet. At December 30, 2012 JRN Newspapers recorded $1,834 for capital leases in equipment, $1,683 in accumulated depreciation, $54 in current portion of long-term liabilities and $113 in other long-term liabilities in its combined balance sheet. As of December 29, 2013, our future minimum rental payments due under capital lease agreements consist of the following:

Due in Fiscal Year
2014	$79
2015	82
2016	57
2017	37
2018	38
Thereafter	30
Total	$323

Goodwill and other intangible assets-JRN Newspapers amortizes definite-lived intangible assets, which historically consisted of customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks, on a straight-line basis over periods of five to 25 years. The costs incurred to renew or extend the term of certain customer relationships are expensed as incurred.

Indefinite-lived intangible assets, which consists of only goodwill, are reviewed for impairment at the Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. reporting units at least annually or more frequently if impairment indicators are present, in accordance with ASC Topic 350, “Intangibles-Goodwill and Other.” The fair value measurements determined for purposes of performing our impairment tests are considered level 3 under the fair value hierarchy because they require significant unobservable inputs to be developed using estimates and assumptions which we determine and reflect those that a market participant would use. Under ASC Topic 350, the impairment review of goodwill must be based on estimated fair values.

JRN Newspapers’ annual impairment review measurement date is the first day of the fourth quarter of each year. The estimated fair value of goodwill is determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review are calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth, as well as specific economic factors in the publishing industry, such as operating margins. These assumptions reflect JRN Newspapers’ best estimates, but these items involve inherent uncertainties based on market conditions generally outside of JRN Newspapers’ control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350. See Note 6 “Goodwill and Other Intangible Assets” for additional disclosures on JRN Newspapers’ intangible assets.

Notes receivable-In partial consideration for the sale of certain publishing assets of Journal Community Publishing Group, Inc. in December 2012, JRN Newspapers received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, JRN Newspapers recorded a $738 receivable representing the estimated fair value of the note. Fair value of the note receivable was calculated based on an observable input rate of 6.25% from comparable instruments. These fair value measurements fall within Level 2 of the fair value hierarchy. The notes receivable balance at December 29, 2013 and December 30, 2012 was $524 and $772, respectively.

Interest income and the unamortized discount on JRN Newspapers’ notes receivable are recorded using the effective interest method.

Impairment of long-lived assets-In accordance with ASC Topic 360, “Property, Plant and Equipment,” property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. If an asset is considered impaired, a charge is recognized for the difference between the fair value and carrying value of the asset or group of assets. Fair value is measured by considering sale prices for similar assets or by discounting projected future cash flows using an appropriate discount rate. Such analyses necessarily involve significant judgment and, accordingly, actual results could vary significantly from such estimates.

In 2012, JRN Newspapers recorded a building impairment charge of $155 in the selling, general and administrative line item on the combined statement of operations representing the difference between the indicated fair value and the carrying value of the assets held for sale. Fair value was determined based on accepted offers to sell the buildings. This fair value measurement is considered a level 2 measurement under the fair value hierarchy.

In 2013 and 2011, none of JRN Newspapers’ long-lived assets were impaired.

Defined benefit plan-Retirement benefits are provided to eligible employees of Journal and JRN Newspapers through a defined benefit pension plan sponsored by Journal. The plan provides benefits based on years of service and the average compensation for the employee’s last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. It is Journal's policy to fund the minimum for its defined benefit pension plans as required by the Employee Retirement Income Security Act (“ERISA”).

Retirement benefit obligations pursuant to the Journal-sponsored defined benefit pension plan have historically been, and will continue to be, an obligation of Journal. Therefore, JRN Newspapers elected to account for costs associated with this defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715, “Compensation-Retirement Benefits.” ASC Topic 715 provides that an employer which participates in a multiemployer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by JRN Newspapers, no assets or liabilities related to the obligations under the Journal-sponsored defined benefit pension plan have been included in the combined balance sheets.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental Employee Retirement Plan-Journal sponsors an unfunded non-qualified pension plan for certain employees whose benefits under the pension plan and 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The unfunded non-qualified pension plan was permanently frozen effective January 1, 2011. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund its unfunded non-qualified pension plan as payments are made.

Journal recognizes the underfunded status of its unfunded non-qualified plan as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for the unfunded non-qualified pension plan, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Postretirement health benefits-Journal also provides certain postretirement health benefits for certain retired employees and their spouses, and certain active employees who were age 50 by December 31, 2006.

The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund postretirement benefits as claims are incurred.

Journal recognizes the underfunded status of its postretirement health benefit plans as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health benefits, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Self-insurance-Journal self-insures a majority of its employee related health and disability benefits and workers compensation claims. Third party administrators are used to process all claims. Liabilities for unpaid claims are based on JRN Newspapers’ historical claims experience. Liabilities for workers’ compensation claims are developed from actuarial valuations and are not discounted. Actual amounts could vary significantly from such estimates, which may require JRN Newspapers to record additional expense in the future. Since a portion of the liabilities and expense related to these self-insurance plans relates to JRN Newspapers employees, both the liability and expense applicable to those employees, as actuarially determined, have been presented within other current and long-term liabilities and in the cost of sales and selling, general and administrative costs in these financial statements. The recorded liabilities for self-insured risks at December 29, 2013 and December 30, 2012 totaled $1,834 and $1,910, respectively.

New accounting standards-In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 105-40) ("ASU 2014-15"). The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The guidance is not expected to have a material impact on the combined financial statements.

In May 2014, the FASB issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our consolidated financial statements and have not yet determined a transition method.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We adopted this guidance in the third quarter of 2014. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In July 2013, the FASB issued guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. The new guidance clarifies that companies should present an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

3 RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

JRN Newspapers participates in a number of corporate-wide programs administered by Journal and its subsidiaries. These include participation in Journal’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Journal, the services provided and how transactions with Journal and its subsidiaries have been accounted for in the combined financial statements.

Equity-Equity in the combined balance sheets includes the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries, JRN Newspapers' paid-in-capital, and Journal’s interest in JRN Newspapers cumulative retained earnings, and are presented within parent company investment and combined with accumulated other comprehensive income to total equity. The amounts comprising the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries include (i) the cumulative net assets attributed to JRN Newspapers by Journal and its subsidiaries, and (ii) the cumulative charges (net of credits) allocated by Journal to JRN Newspapers for certain support services received by JRN Newspapers (e.g. service center cost allocations) not legally bound by a formal intercompany agreement as described further below and (iii) related party cash dividends from JRN Newspapers to Journal. Intercompany dividends paid by JRN Newspapers to Journal have been reported separately.

Centralized cash management-Journal utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Journal and JRN Newspapers advance funds to each other through operating and sweep bank accounts. Accordingly, none of Journal’s cash and cash equivalents has been assigned to JRN Newspapers in the combined financial statements. Cash in the combined balance sheets represents cash held locally by JRN Newspapers.

JRN Newspapers provides advertising services for a Journal subsidiary. These related party transactions resulted in sales of $608, $239 and $132 in 2013, 2012 and 2011, respectively, offset by the same cost amounts recorded in selling, general, and administrative expenses, resulting in zero margin for these transactions.

Support services provided and other amounts with Journal and its subsidiaries-JRN Newspapers received allocated charges from Journal for certain corporate support services, which are recorded within selling, general and administrative expenses. Outstanding balances that are legally bound by a formal intercompany agreement are a component of the related party note. Charges that are not supported by a formal intercompany agreement are a component of parent company equity. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to JRN Newspapers' operations; however, the amounts may not be representative of the costs necessary for JRN Newspaper to operate as a separate stand-alone company. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organizational structure and various strategic decisions.

The corporate management fee related to support JRN Newspapers received from Journal for certain corporate activities includes: (i) executive management, (ii) investor relations, (iii) treasury, (iv) legal, (v) human resources, (vi) internal audit, (vii) corporate finance, (viii) tax, (ix) credit and collections, (x) risk management, (xi) purchasing, (xii) information technology, (xiii) insurance/benefits, and (xiv) other Journal corporate and infrastructure costs. For these services, JRN Newspapers was charged a management fee based on actual costs incurred by Journal and its subsidiaries. These costs were allocated to JRN Newspapers based upon JRN Newspapers’ revenue as a percentage of total Journal revenue in each fiscal year, specific identification to JRN Newspapers or square footage utilization as appropriate.

JRN Newspapers was also allocated certain costs related to the Journal corporate headquarters from Journal related to certain assets that support JRN Newspapers and other Journal subsidiaries. These assets primarily relate to fixed assets including the corporate headquarters building, equipment, and furniture and fixtures that are utilized by JRN Newspapers and other Journal subsidiaries. Such assets have been included in JRN Newspapers’ combined balance sheets. Costs related to these assets include building repair and maintenance, depreciation, real estate taxes and restaurant income, and were allocated to JRN Newspapers, net of a charge out to Journal's Broadcasting and Corporate segments for their historical square footage use of the corporate headquarters.

Journal's corporate headquarters is located in Milwaukee, Wisconsin and is occupied mainly by JRN Newspapers management and related employees. JRN Newspapers employees occupy approximately 78% square footage of the building. In addition, the building and a majority of the related furniture and fixtures will be contributed by Journal to JRN Newspapers, effective with the spin-off. As a result of the significance of JRN Newspapers’ occupancy, these assets have been included in the historical financial statements.

The historical corporate headquarters costs related to these assets totaled $2,353, $2,253, and $2,672 for 2013, 2012 and 2011, respectively. These costs were allocated to JRN Newspapers, net of charges out from JRN Newspapers to parent (i.e. Journal) of $398, $365, and $380 for 2013, 2012 and 2011, respectively. The charge out was based on Journal's Broadcasting and Corporate segments’ historical use of the corporate headquarters’ square footage.

The historical depreciation expense for the Corporate headquarters was $565, $574 and $545 for 2013, 2012, and 2011, respectively, net of $96, $93 and $78 for 2013, 2012, and 2011, respectively, that was charged to parent (i.e. Journal) for JRN Broadcasting’s use of the facility. The charge to parent was based on historical square footage use of the corporate headquarters.

Benefit costs relate to JRN Newspapers’: (i) health and dental claim and administrative costs, (ii) retiree medical expenses, (iii) pension expense related to a qualified and unqualified defined benefit pension plan, (iv) workers compensation, automobile and general liability insurance, (v) short and long-term disability insurance, (vi) life insurance (vii) long-term care insurance (viii) vision insurance, and (ix) identity theft insurance. Such costs were allocated based on total employee-participants, specific identification of JRN Newspapers participants and historical loss experience by third-party actuaries, JRN Newspapers full-time employees as a percentage of total number of Journal full-time employees, JRN Newspapers vehicles as a percentage of number of company vehicles, or JRN Newspapers revenue as a percentage of total Journal revenue, as appropriate.

Insurance costs relate to Journal’s (i) directors and officers, fiduciary and employment practices, and (ii) various other business insurance policies. Such costs were allocated based on number of total employees or number of full-time employees (as only full-time employees are eligible for certain benefits), property value, or JRN Newspapers revenue as a percentage of total Journal revenue, as appropriate.

Charitable contribution costs incurred by Journal are allocated based on revenue for Milwaukee-area operations.

Defined benefit plan-Retirement benefits obligations pursuant to Journal’s defined benefit pension plan have historically been, and will continue to be an obligation of Journal. Therefore, JRN Newspaper elected to account for the defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715. Annual (credits) costs related to Journal-sponsored pension plans, which totaled $1,494, $509 and ($961) in 2013, 2012 and 2011, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of Journal's pension cost components based upon JRN Newspapers' proportional share of revenue. Journal's-sponsored pension plan (income) expense allocated to JRN Newspaper is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. As of January 1, 2011, the Journal-sponsored defined benefit pension plan was permanently frozen.

While management believes the allocation methods utilized for the Journal-sponsored pension plan were reasonable and reflected the portion of such (income) expense attributed to JRN Newspapers, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a stand-alone business.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental employee retirement plan and postretirement health benefits-Journal has historically administered a supplemental employee retirement plan as well as a retiree health plan for eligible employees and retirees of JRN Newspapers. Upon consummation of the Transactions, it is expected Journal Media Group will maintain, administer and fund the plans for JRN Newspapers' employees and retirees. Refer to Footnote 12 "Employee Benefit Plans" for further information on each plan.

Defined contribution plan-JRN Newspapers’ employees have historically participated in Journal’s qualified 401(k) savings plan, which permits eligible employees to make voluntary contributions on a pretax basis. The plan allows participants to invest their savings in various investments. Amounts charged to expense by JRN Newspapers for employer contributions to Journal’s 401(k) savings plan totaled $854, $887, and $930 in the fiscal years 2013, 2012, and 2011, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. Journal will fully vest the account balances of all Journal participants under the 401(k) plan on the closing date of the Newspaper Merger, as stated in the Employee Matters Agreement dated July 30, 2014. It is anticipated the account balances of transferring Journal employees to JRN Newspapers will be merged into Journal Media Group’s newly established 401(k) plan.

4	RECEIVABLES

JRN Newspapers' non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing and commercial distribution. We record accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. We evaluate the collectability of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts.

In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable and/or sales for each business unit.

We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 29, 2013 and December 30, 2012 was $627 and $676, respectively.

In partial consideration for the sale of certain publishing assets of Journal Community Publishing Group, Inc. in December 2012, we received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, we recorded a $738 receivable representing the estimated fair value of the note discounted at 6.25%. Fair value of the note receivable was calculated based on an observable input rate of 6.25% from comparable instruments. These fair value measurements fall within Level 2 of the fair value hierarchy. The notes receivable balance at December 29, 2013 and December 30, 2012 was $524 and $772, respectively.

Interest income and the unamortized discount on our notes receivable are recorded using the effective interest method.

5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	December 29, 2013	December 30, 2012
Land and improvements	$10,128	10,128
Buildings and improvements	85,356	85,315
Equipment	114,811	121,069
Construction in progress	19	793
Total	210,314	217,305
Accumulated depreciation	134,721	137,036
Net, property and equipment	$75,593	$80,269

6	GOODWILL AND OTHER INTANGIBLE ASSETS

JRN Newspapers’ other intangible assets consist of amortizable definite-lived intangibles, including customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks. These amortizable intangibles are not tested for impairment unless management determines there is a significant adverse change in the value of the assets. The customer lists are amortized over a period of five to 15 years, the non-compete agreements over the terms of the contracts which are 5 years, the tradenames over a period of 25 years, and the franchise fee over a period of 10 years. In accordance with ASC 350-35-9, management evaluates the remaining useful life of the intangible assets that are being amortized each reporting period. A determination is then made whether a revision to the remaining period of amortization is necessary based on the events and circumstances evaluated. Management determined there were no significant adverse changes in the value of these assets as of December 29, 2013, December 30, 2012, and December 25, 2011.

Estimated amortization expense relating to amortizable intangible assets for the next five fiscal years is $166 in 2014, $166 in 2015, $166 in 2016, $141 in 2017 and $141 in 2018.

Goodwill and other intangible assets at December 29, 2013 and December 30, 2012 consisted of the following (in thousands):

	December 29, 2013			December 30, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangibles subject to amortization
Customer lists (useful life of 5 to 15 years)	2,189	(1,710)	479	2,189	(1,609)	580
Non-compete agreements (useful life of 5 years)	1,325	(1,325)	—	1,325	(1,316)	9
Tradename (useful life of 25 years)	1,393	(343)	1,050	1,393	(288)	1,105
Franchise fee (useful life of 10 years)	105	(52)	53	105	(42)	63
Total	5,012	(3,430)	1,582	5,012	(3,255)	1,757

Goodwill
Goodwill			3,078			3,078

Total goodwill and other intangibles			4,660			4,835

All goodwill is recorded at the community publications segment. The changes in the carrying amounts of goodwill during the years ended December 29, 2013 and December 30, 2012 were as follows (in thousands):

Goodwill	20,579
Accumulated impairment losses	(16,722)
Balance as of December 25, 2011	$3,857

Goodwill	20,579
Goodwill related to sale of business	(779)
Accumulated impairment losses	(16,722)
Balance at December 30, 2012	3,078

Goodwill	19,800
Accumulated impairment losses	(16,722)
Balance at December 29, 2013	3,078

As disclosed in Note 2 “Significant Accounting Policies”, JRN Newspapers reviews goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350. On September 30, 2013 and September 24, 2012, JRN Newspapers conducted its annual goodwill impairment test utilizing an income and a market valuation approach in accordance with ASC Topic 350. No impairment charges were recorded.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, market multiples and discount rates that reflect current market conditions. These assumptions may change due to market conditions and such changes may result in an impairment of goodwill. Actual operating results may not achieve these assumptions in the near term and such results may result in future non-cash impairment charge under ASC Topic 350.

7	DIVESTITURES

On December 3, 2012, Journal Community Publishing Group, Inc., JRN Newspapers’ community newspapers and shoppers business, completed the sale of Hodag Buyers’ Guide, North Star Journal, Merrill Foto News, Wausau Buyers’ Guide, Stevens Point Buyers’ Guide, Wood County Buyers’ Guide, Waupaca Buyers’ Guide, Waupaca County Post East, Waupaca County Post West, Clintonville Shoppers’ Guide, New London Buyers’ Guide, Silent Sports, Waupacanow.com, Merrillfotonews.com, Starjournalnow.com, Silentsports.net, Wibuyersguide.com and a single copy distribution network based in Rhinelander, WI for $1,161 in cash and a promissory note of $772.

Based upon the guidance in ASC 250-20-55, management concluded the Northern WI publications should not be classified as a discontinued operation, since the ongoing Journal Community Publishing Group, Inc. entity expects to generate continuing cash flows resulting from activities with the divested operations and Journal Community Publishing Group, Inc. will have significant continuing involvement in the divested businesses. We continue to print and record commercial print revenue for these titles.

JRN Newspapers recorded a pre-tax loss on the sale, net of transaction expenses, of $175. This amount was included in selling, general and administrative expense in the combined statements of operations for the fiscal year ended December 30, 2012.

There were no sales of businesses during 2013 or 2011, except for those described in the “Discontinued Operations” footnote.

8	DISCONTINUED OPERATIONS

In June 2011, Journal Community Publishing Group, Inc., JRN Newspapers’ community newspapers and shoppers business, completed the sale of the Pelican Press and Pelican Press Marketplace businesses, which operated in Sarasota, Florida, for $502. A pre-tax gain on the sale was recorded, net of transaction expenses, of $245 in selling, general and administrative expenses.

In August 2011, Journal Community Publishing Group, Inc. completed the sale of the remaining Florida-based community newspapers and shoppers businesses for aggregate consideration of $757. The publications and websites included Florida Mariner, Clay Today, Clay County Leader, Ponte Vedra Recorder, St. Augustine Underground, First Coast Register and Car Connection, and were distributed in the Clay, St. John’s and Duval, Florida counties. JRN Newspapers recorded a total pre-tax gain on the sales, net of transaction expenses, of $253 in selling, general and administrative expenses.

These sales allowed JRN Newspapers to focus its efforts on operating the Wisconsin-based community newspapers and shoppers businesses. The Florida-based community newspapers and shoppers businesses discussed above were part of the community publications segment.

The following table summarizes the Florida-based community newspapers and shoppers businesses’ revenue and earnings before income taxes as reported in earnings from discontinued operations, net of applicable income taxes in the combined statement of operations for all periods presented (in thousands):

	2013	2012	2011
Years ended December 29, December 30 and December 25
Revenue	$—	$—	$2,798
Earnings, net of applicable income taxes of $220	$—	$—	$351

Based upon the guidance in ASC 250-20-55, JRN Newspapers’ results of operations for the fiscal year ended December 25, 2011 and its financial position at December 25, 2011 reflect the Florida-based businesses as discontinued operations.

9	WORKFORCE REDUCTIONS AND BUSINESS IMPROVEMENTS

During 2013, JRN Newspapers recorded a pre-tax charge of $807 for workforce reduction benefits across the daily newspaper and community publications operations. Of the costs recorded for the year ended December 29, 2013, $651 is included in daily newspaper operating costs and expenses, $109 is included in daily newspaper selling and administrative expenses and $47 is included in community publications operating costs and expenses. JRN Newspapers expects payments to be completed by the first quarter of 2015. Activity associated with the workforce reduction and business improvements during 2013 and 2012 is as follows (in thousands):

	Balance as of December 30, 2012	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of December 29, 2013

Daily newspaper	$806	$760	$(1,259)	$307
Community publications	3	47	(27)	23
Total	$809	$807	$(1,286)	$330

	Balance as of December 25, 2011	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of December 30, 2012

Daily newspaper	$1,732	$1,624	$(2,550)	$806
Community publications	48	31	(76)	3
Total	$1,780	$1,655	$(2,626)	$809

10 INCOME TAXES

The components of the provision (benefit) for income taxes consist of the following (in thousands):

Years ended December 29, December 30, and December 25	2013	2012	2011
Continuing operations
Current:
Federal	$1,555	$(7)	$3,425
State	448	—	1,008
Total Current	2,003	(7)	4,433

Deferred:
Federal	1,886	3,040	178
State	235	448	(17)
Total deferred	2,121	3,488	161
Total provision for income taxes for continuing operations	$4,124	$3,481	$4,594

Discontinued operations
Current:
Federal	$—	$—	$189
State	—	—	22
Total Current	—	—	211

Deferred:
Federal	—	—	—
State	—	—	9
Total deferred	—	—	9
Total provision for income taxes for discontinued operations	$—	$—	$220

The significant differences between the statutory federal income tax rates and the effective income tax rates are as follows (in thousands):

Years ended December 29, December 30, and December 25	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.1	4.9	5.2
Sec. 199 Deduction	(0.5)	—	(1.2)
Penalties	—	(0.9)	—
Other	0.6	(0.8)	(1.4)
Effective income tax (benefit) rate	40.2%	38.2%	37.6%

Temporary differences that give rise to the deferred tax assets and liabilities at December 29, 2013 and December 30, 2012 are as follows (in thousands):

	2013	2012
Current assets:
Receivables	$134	$177
Inventories	34	33
Other assets	711	679
Accrued compensation	223	331
Net operating losses	—	2,452
Accrued employee benefits	551	528
Total current deferred	1,653	4,200

Current liabilities:
Valuation allowance	(42)	(71)
Total current deferred tax liability	(42)	(71)

Total net current deferred tax assets	$1,611	$4,129

Non-current assets:
Accrued employee benefits	$4,422	$5,116
State deferred income taxes	—	—
Intangible assets	260	394
Other assets	215	229
Total non-current deferred tax assets	4,897	5,739

Non-current liabilities:
Property and equipment	(11,224)	(12,151)
Other	(809)	(869)
Total non-current deferred tax assets	(12,033)	(13,020)

Total net non-current deferred tax liabilities	$(7,136)	$(7,281)

Valuation allowances:
Domestic loss carryforwards	$(169)	$(140)

Net deferred tax asset (liability)	$(5,694)	$(3,292)

At December 29, 2013, JRN Newspapers has $211 of capital loss carryforwards available to offset against future taxable income. We have $211 of valuation reserves against these losses.

As of December 29, 2013, our liability for unrecognized tax benefits was $0, which, if recognized, would have an impact on our effective tax rate. As of December 29, 2013, it is reasonably possible for $32 of unrecognized tax benefits and related interest to be recognized within the next 12 months due to settlements with taxing authorities.

At December 29, 2013, JRN Newspapers has no domestic state net operating loss carryforwards available to offset against future taxable income.

The following table summarizes the activity related to our unrecognized tax benefits during 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Beginning balance	$25	$33	$65
Decreases due to the expiration of statutes of limitations	(25)	(8)	(32)
Ending Balance	$—	$25	$33

JRN Newspapers recognized interest income/expense and penalties related to unrecognized tax benefits in our provision for income taxes. At December 29, 2013 and December 30, 2012, we had $32 and $1, respectively, accrued for interest expense and penalties. During 2013 and 2012, we recognized $31 and $0 of interest expense, respectively, related to unrecognized tax benefits.

For purposes of the Combined Financial Statements, the tax provision represents the tax attributable to these operations as if the Company were required to file a separate tax return. Journal pays all United States federal, state and local taxes attributable to the JRN Newspapers business and the related taxes payable and tax payments are reflected directly in the net parent company investment in the Combined Balance Sheets.

During the 2012 tax year, JRN Newspapers performed a review of its fixed assets and subsequently filed an application for accounting methods change with the Internal Revenue Service to accelerate the deduction of repairs and maintenance costs. This permissible-to-permissible method change resulted in a deduction of roughly $16,874 for the 2012 tax year and caused us to experience a tax loss of $5,926.  Net operating losses were created in 2012 and fully utilized to offset income in 2013.

11	GUARANTEES

JRN Newspapers provided a guarantee to the landlord of our former New England publishing business, which was sold in 2007, with respect to tenant liabilities and obligations associated with a lease which expires in December 2016. As of December 29, 2013, our potential obligation pursuant to the guarantee was $549, plus costs of collection, attorney fees and other charges incurred if the tenant defaults. As part of the sales transaction, we received a guarantee from the parent entity of the buyer of our New England business that the buyer will satisfy all the liabilities and obligations of the assigned lease. In the event that the buyer fails to satisfy its liabilities and obligations and the landlord invokes our guarantee, we have a right to indemnification from the buyer’s parent entity.

12	EMPLOYEE BENEFIT PLANS

JRN Newspapers sponsors an unfunded non-qualified pension plan ("SERP") for certain employees whose benefits under the 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The SERP pension plan was permanently frozen effective January 1, 2011.

In addition, we provide postretirement health benefits to certain retirees and their eligible spouses and certain full-time active employees who were age 50 by December 31, 2006. Full-time active employees who retire after April 1, 2007 do not receive an employer contribution for health benefits after attaining age 65. Due to certain plan changes, we do not expect the plan will qualify for actuarial equivalent pharmaceutical benefits under the Medicare Part D federal subsidy.

(in thousands)	SERP Benefits		Other Postretirement Benefits
Years ended December 29 and December 30	2013	2012	2013	2012
Change in benefit obligations
Benefit obligation at beginning of year	$1,562	$1,488	$12,395	$14,897
Service cost	—	—	36	12
Interest cost	60	65	323	544
Actuarial (gain) loss	(124)	67	(749)	(1,955)
Benefits paid	(60)	(58)	(1,357)	(1,103)
Benefit obligation at end of year	$1,438	$1,562	$10,648	$12,395

	SERP Benefits		Other Postretirement Benefits
Years ended December 29 and December 30	2013	2012	2013	2012
Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	—	—
Actual gain on plan assets	—	—	—	—
Company contributions	60	58	1,357	1,103
Benefits paid	(60)	(58)	(1,357)	(1,103)
Fair value of plan assets at end of year	$—	$—	$—	$—

Funded status	$(1,438)	$(1,562)	$(10,648)	$(12,395)

	SERP Benefits		Other Postretirement Benefits
Years ended December 29 and December 30	2013	2012	2013	2012
Accounts recognized in consolidated balance sheets
Current liabilities	$(73)	$(72)	$(1,275)	$(1,396)
Noncurrent liabilities	(1,365)	(1,490)	(9,373)	(10,999)
Total	$(1,438)	$(1,562)	$(10,648)	$(12,395)

	SERP Benefits
	Actuarial Loss (Gain), Net	Prior Service Credit	Deferred Income Taxes	Total
Amounts recognized in accumulated other comprehensive income
As of December 30, 2012	$458	$—	$(184)	$274
Current year change	(126)	—	51	(75)
As of December 29, 2013	$332	$—	$(133)	$199

	Other Postretirement Benefits
(in thousands)	Actuarial Loss (Gain), Net	Prior Service Credit	Deferred Income Taxes	Total
Amounts recognized in accumulated other comprehensive loss
As of December 30, 2012	$155	$(664)	$204	$(305)
Current year change	(225)	199	11	(15)
As of December 29, 2013	$(70)	$(465)	$215	$(320)

	SERP Benefits
Years ended December 29, December 30 and December 25	2013	2012	2011
Components of net periodic benefit cost
Interest cost	$60	$65	$68
Amortization of:
Unrecognized net loss	11	9	3
Net periodic benefit cost included in operating costs and expenses and selling and administrative expenses	$71	$74	$71

	Other Postretirement Benefits
Years ended December 29, December 30 and December 25	2013	2012	2011
Components of net periodic benefit cost
Service cost	$36	$12	$46
Interest cost	323	544	714
Amortization of:
Unrecognized prior service credit	(186)	(189)	(189)
Unrecognized net transition obligation	—	471	473
Unrecognized net loss	—	162	—
Net periodic benefit cost included in operating costs and expenses and selling and administrative expenses	$173	$1,000	$1,044

The prior service credit and transition obligation for the other postretirement pension plan that is expected to be amortized from other accumulated comprehensive income into net periodic benefit cost over the next fiscal year is ($178) and $0, respectively.

The costs for our SERP benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at the measurement dates of December 29, 2013 and December 30, 2012 for pension benefits and for other postretirement benefits include the following:

Weighted-average assumptions used to determine benefit obligations (in thousands):

	SERP Benefits		Other Postretirement Benefits
December 29 and December 30	2013	2012	2013	2012
Discount rate	4.75%	3.95%	3.55%	2.75%

Weighted-average assumptions used to determine net periodic benefit cost (in thousands):

	Pension Benefits			Other Postretirement Benefits
December 29, December 30 and December 25	2013	2012	2011	2013	2012	2011
Discount rate	3.95%	4.55%	5.35%	2.75%	3.85%	4.95%
Expected rate on plan assets	7.25	7.75	8.25	—	—	—

To determine the discount rate assumptions for the SERP and the postretirement benefit plans, we studied our plans’ specific discount rate by matching our projected benefit payments to a yield curve developed from high grade corporate bonds. The results of those studies were used as the benchmark to determine the discount rate assumptions.

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees was 9.00%, 9.50% and 9.50% in 2013, 2012 and 2011, respectively, grading down to 5.00% in the year 2021 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits.

Contributions-During 2013 and 2012, we contributed $61 and $58, respectively to our non-qualified pension plan. Based on the most recent current projections, we expect to contribute $73 to our unfunded non-qualified pension plan in 2014.

Benefit payments-The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid with future contributions to the plan, as follows (in thousands):

	SERP benefits	Other Postretirement benefits
2014	$73	$1,275
2015	83	1,256
2016	94	1,227
2017	99	1,239
2018	102	1,208
2019-2023	543	4,261

The 401(k) plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the Internal Revenue Service limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contribution may not exceed 50% of each employee’s eligible wages. Each employee who elects to participate is eligible to receive company matching contributions. The matching contributions, recorded as an operating expense, were $854, $887, and $930 in 2013, 2012, and 2011, respectively. We contribute $0.50 for each dollar contributed by the 401(k) participant, up to 7% of their eligible wages, for a maximum match of 3.5% of eligible wages, as defined by the 401(k) plan.

13	STOCK-BASED COMPENSATION

2007 Journal Communications, Inc. Omnibus Incentive Plan-The purpose of the 2007 Journal Communications, Inc. Omnibus Incentive Plan ("2007 Plan") is to promote Journal's success by linking personal interests of employees, officers and non-employee directors to those of Journal’s shareholders, and by providing participants with an incentive for outstanding performance. The 2007 Plan is also intended to enhance Journal’s ability to attract, motivate and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of the Journal operation is largely dependent. JRN Newspaper employees were participants under the 2007 Plan.

Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of Journal's class A common stock or class B common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 4,800 shares, which may be awarded in the form of nonstatutory or incentive stock options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents or other stock-based awards. The 2007 Plan also provides for the issuance of cash-based awards. The 2007 Plan replaced the 2003 Equity Incentive Plan ("2003 Plan") and, as of May 3, 2007, all equity grants are made from the 2007 Plan. Journal will not grant any additional awards under the 2003 Plan. As of December 29, 2013, there were 2,335 shares available for issuance under the 2007 Plan though Journal's grant of additional shares is restricted in connection with the Transactions.

Stock-based compensation expense for employees that are solely dedicated to JRN Newspapers have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for employees and non-employee directors that provide services to, but are not solely dedicated to JRN Newspapers have been allocated to JRN Newspapers through the corporate management fee. During the years ended December 29, 2013, December 30, 2012 and December 25, 2011, we recognized $287, $282 and $236 respectively, in stock-based compensation expense. During the years ended December 29, 2013, December 30, 2012 and December 25, 2011 JRN Newspapers was allocated $530, $630 and $592 respectively, of stock-based compensation expense through the indirect corporate management fee. Total income tax benefit recognized related to stock-based compensation for the years ended December 29, 2013, December 30, 2012 and December 25, 2011 was $826, $822 and $656, respectively. We recognize stock-based compensation expense on a straight-line basis over the service period based upon the fair value of the award on the grant date.

Nonstatutory stock options-As part of the 2003 Plan, Journal granted employees and non-employee directors non-statutory stock options for Journal's class B common shares, which expired 7 years from grant date. All stock options issued expired in 2011.

Stock Appreciation Rights (“SARs”)-As part of the 2003 Plan, Journal granted certain officers SARs, which allow holders to receive the difference between the fair value of Journal's class B common stock over the base value of the SAR. Upon exercise, the differences are settled in Journal's class B common shares. SARs are vested over the three-year graded vesting schedule and expire ten years from the grant date.

Journal has historically issued two types of SARs: fixed price (approximately 80% of total issuance) and escalating (approximately 20% of total issuance). Fixed price SARs have a fixed base value equal to Journal's class A common stock share price on grant date, whereas escalating SARs base value begins with Journal's class A common stock share price on grant date and increases by 6% per year from grant date to expiration date. All SARs have vested. The aggregate intrinsic value of the SARs exercised during 2013 and 2012 was $126 and $0, respectively. The aggregate intrinsic value of the SARs outstanding and exercisable at the end of 2013 and 2012 is zero because the fair market value of our class B common stock on December 29, 2013 and December 30, 2012 was lower than the weighted average exercise price of the SARs.

	SARs (in thousands)	Weighted Avg. Exercise Price	Contractual Term Remaining (years)
Outstanding and exercisable at December 25, 2011	198	10.71	$5.60
Outstanding and exercisable at December 30, 2012	198	11.26	4.60
Exercised	(74)	7.57	—
Outstanding and exercisable at December 29, 2013	124	13.30	3.90

Stock grants-Journal has granted shares of its class B common stock to employees and non-employee directors under both the 2003 and the 2007 Plan. Grants made to employees have typically been made in the form of time vested restricted shares. All grants made to non-employee directors since February 2005 have been in the form of unrestricted shares as part of the directors' board compensation. Restrictions on grants to officers and employees typically require the recipient to remain in Journal’s employment for a predetermined amount of time or to achieve a predetermined performance goal. Stock grants issued made up 50% of equity grants issued in 2013. Journal’s restricted stock grants may vest from one to four years from the grant date. A summary of stock grant activity throughout the historical periods presented is listed in the following table:

	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 26, 2010	185	2.69
Granted	47	5.63
Vested	(89)	3.22
Forfeited	(7)	4.62
Non-vested at December 25, 2011	136	3.89
Granted	37	5.12
Vested	(85)	3.28
Forfeited	(3)	4.91
Non-vested at December 30, 2012	85	5.30
Granted	34	6.42
Vested	(45)	5.34
Forfeited	(2)	5.56
Non-vested at December 29, 2013	72	5.58

Performance Units-During the first quarter of 2012, Journal granted to certain officers performance-based restricted stock units (“Performance Units”) as part of the 2007 Plan. Performance Units represent the right to earn Journal's class B common stock based on continued employment and the achievement of specific targets for adjusted cumulative EBITDA over a three-year period. Refer below for a summary of performance unit activity:

	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 25, 2011	—	—
Granted	14	5.59
Non-vested at December 30, 2012	14	5.59
Granted	12	6.33
Non-vested at December 29, 2013	26	5.95

Employee stock purchase plan-The Journal Communications, Inc. 2003 Employee Stock Purchase Plan permits eligible employees to purchase Journal's class B common stock at 90% of the fair market value measured as of the closing market price of Journal's class A common stock on the day of purchase. Journal recognizes compensation expense equal to the 10% discount of the fair market value. Subject to certain adjustments, 3,000 shares of Journal's class B common stock are authorized for sale under this plan. There were 10 class B common shares sold to employees under this plan in 2013 at a weighted average fair value of $5.63. There were 16 class B common shares sold to employees under this plan in 2012 at a weighted average fair value of $4.25. As of December 29, 2013, there are 2,162 shares available for sale under the plan. The employee stock purchase plan has been suspended in connection with the Transactions.

14	ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income (“AOCI”) by component, including items reclassified out of AOCI (in thousands):

	Non-Qualified Pension Items	Other Post Retirement Benefit Obligations	Total
Beginning balance, December 30, 2012	$(274)	$305	$31
Net current-period other income (loss)	75	15	90
Ending balance, December 29, 2013	$(199)	$320	$121

The net current-period other income (loss) components are included in the computation of net periodic pension and postretirement cost. See Note 12 “Employee Benefit Plans” for more information. Of the costs for the year ended December 29, 2013, $63 is included in Journal Sentinel operating costs and expenses and $27 is included in selling and administrative expenses.

15	SEGMENT REPORTING

Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. JRN Newspapers reportable business segments are: (i) daily newspaper and (ii) community publications. The daily newspaper segment consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area. The community publications segment consists of a number of community newspapers, primarily in southeastern Wisconsin.

The following tables summarize revenue, operating earnings (loss), depreciation and amortization, and capital expenditures for the years ended December 29, 2013, December 30, 2012, and December 25, 2011 and identifiable total assets as of December 29, 2013 and December 30, 2012 (in thousands):

	2013	2012	2011
Advertising Revenue
Daily newspaper	$73,498	$73,984	$78,070
Community publications	8,005	16,191	17,944
	81,503	90,175	96,014

Subscription Revenue
Daily newspaper	47,663	50,188	48,968
Community publications	1,263	1,746	1,624
	48,926	51,934	50,592

Other Revenue
Daily newspaper	18,434	19,035	17,805
Community publications	5,247	3,839	3,594
Revenue eliminations	(762)	(1,135)	(814)
	22,919	21,739	20,585

Total Revenue
Daily newspaper	139,595	143,207	144,843
Community publications	14,515	21,776	23,162
Revenue eliminations	(762)	(1,135)	(814)
	$153,348	$163,848	$167,191

Operating earnings (loss)
Daily newspaper	$9,892	$8,570	$11,667
Community publications	728	829	966
	$10,620	$9,399	$12,633

Depreciation and amortization
Daily newspaper	$6,517	$8,387	$9,443
Community publications	540	782	966
	$7,057	$9,169	$10,409

Capital expenditures
Daily newspaper	$2,258	$1,021	$831
Community publications	203	38	131
	$2,461	$1,059	$962

Total assets
Daily newspaper	$93,993	$103,264	$108,902
Community publications	9,234	9,505	10,634
	$103,227	$112,769	$119,536

16	SUBSEQUENT EVENTS

The financial statements of JRN Newspapers are derived from the financial statements of Journal, which issued its annual financial statements on march 10, 2014. Accordingly, management has evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of March 10, 2014. Additionally, Journal Newspapers has evaluated transactions that occurred as of the issuance of these financial statements, November 20, 2014, for purposes of disclosure of unrecognized subsequent events. No additional disclosures are required other than those matters that are reflected within these financial statements.

In the fourth quarter of 2014, JRN Newspapers implemented a voluntary severance program and a subsequent workforce reduction and expects to record a workforce reduction charge of approximately $2,200 to $2,500 in the fourth quarter of 2014. In the fourth quarter of 2014, Journal changed from a 52-53 week fiscal year to a December 31 fiscal year-end. Therefore, Journal's 2014 annual report on Form 10-K will end on December 31, 2014.

***

JRN Newspapers
Table of Contents to Combined Financial Statements
As of September 28, 2014 and September 29, 2013 and for the year ended December 29, 2013
(Unaudited)

Combined Financial Statements
Combined Balance Sheets
Combined Statements of Operations
Combined Statements of Comprehensive Income
Combined Statements of Cash Flows
Combined Statements of Equity
Notes to Combined Financial Statements

JRN Newspapers
UNAUDITED COMBINED BALANCE SHEETS
(in thousands)

	September 28, 2014	December 29, 2013
ASSETS
Current assets:
Cash and cash equivalents	$565	$917
Accounts and notes receivable (less allowances of $972 and $627)	14,253	16,381
Inventory	2,390	2,191
Deferred income taxes	1,651	1,611
Prepaid expenses and other current assets	770	1,072
TOTAL CURRENT ASSETS	19,629	22,172

Property, plant and equipment, net	70,954	75,593
Goodwill	3,078	3,078
Other intangible assets, net	1,457	1,582
Other assets	547	802
TOTAL ASSETS	$95,665	$103,227

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,108	$5,256
Accrued compensation	4,522	3,432
Accrued employee benefits	3,311	3,214
Deferred revenue	13,684	12,437
Accrued income taxes	—	494
Other current liabilities	1,166	1,530
Related party note - see Note 2	7,589	12,982
Current portion of long-term liabilities	82	78
TOTAL CURRENT LIABILITIES	35,462	39,423

Non-current liabilities:
Accrued employee benefits	10,484	11,160
Deferred income taxes	6,612	7,305
Other long-term liabilities	581	843
TOTAL NON-CURRENT LIABILITIES	17,677	19,308

Equity:
Parent company's investment, net	42,515	44,375
Accumulated other comprehensive income	11	121
TOTAL PARENT COMPANY EQUITY	42,526	44,496
TOTAL LIABILITIES AND EQUITY	$95,665	$103,227

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF OPERATIONS
(in thousands)

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Revenue:
Advertising	$56,528	$58,520
Subscription	35,663	36,313
Other	16,728	17,009
Total operating revenues	108,919	111,842

Operating costs and expenses:
Cost of sales (exclusive of items shown below)	67,453	69,990
Selling, general and administrative	31,321	31,890
Depreciation	4,858	5,124
Amortization	124	134
Total operating expenses	103,756	107,138

Operating income	5,163	4,704

Interest expense	8	11
Related party interest	84	274
Total interest expense	92	285

Earnings before income taxes	5,071	4,419

Provision for income taxes	1,939	1,813

Net income	$3,132	$2,606

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Three Quarters Ended
	September 28, 2014	September 29, 2013

Net earnings	$3,132	$2,606

Other comprehensive income, net of tax:
Change in pension and postretirement liabilities, net of tax of ($50) and ($51), respectively	(110)	(99)

Comprehensive income	$3,022	$2,507

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF EQUITY
(in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Equity (Deficit)
As of December 29, 2013	$44,375	$121	$44,496
Related party dividends	—	—	—
Transactions with Journal Communications, Inc.	(4,992)	—	(4,992)
Comprehensive income:
Net Income	3,132	—	3,132
Changes in benefit plans	—	(110)	(110)
Comprehensive income	3,132	(110)	3,022
As of September 28, 2014	$42,515	$11	$42,526

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity (Deficit)
As of December 30, 2012	$46,052	$31	$46,083
Related party dividends	—	—	—
Transactions with Journal Communications, Inc.	(918)	—	(918)
Comprehensive income:
Net Income	2,606	—	2,606
Changes in benefit plans	—	(99)	(99)
Comprehensive income	2,606	(99)	2,507
As of September 29, 2013	$47,740	$(68)	$47,672

See accompanying notes to combined financial statements.

JRN Newspapers
UNAUDITED COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Cash flow from operating activities:
Net income	$3,132	$2,606
Adjustments for non-cash items:
Depreciation	4,858	5,124
Amortization	124	134
Provision for doubtful accounts	171	43
Deferred income taxes	(733)	1,591
Net (gain) loss from disposal of assets	(34)	(20)
Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
Receivables	1,957	2,016
Inventories	(199)	959
Accounts payable	(113)	(1,268)
Other assets and liabilities	1,322	180
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,485	11,365

Cash flow from investing activities:
Capital expenditures for property and equipment	(426)	(2,159)
Proceeds from sales of assets	34	20
NET CASH (USED FOR) INVESTING ACTIVITIES	(392)	(2,139)

Cash flow from financing activities:
Principal payments under capital lease obligations	(59)	(43)
Transactions with Journal Communications, Inc.	(4,992)	(918)
Net transactions on related party note	(5,394)	(8,032)
NET CASH (USED FOR) FINANCING ACTIVITIES	(10,445)	(8,993)

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(352)	233

Cash and cash equivalents:
Beginning of year	917	696
At September 28, 2014 and September 29, 2013	$565	$929

Supplemental cash flow information:
Accrued property and equipment purchases	$35	$92
Non-cash barter transactions	$481	$738

See accompanying notes to combined financial statements.

1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Separation - On July 30, 2014, Journal Communications, Inc. (“Journal”) announced that its Board of Directors approved transactions pursuant to which Journal and The E.W. Scripps Company (“Scripps”) would merge their broadcast operations ("Broadcast Merger") and spin-off and then combine their newspaper businesses into a separate publicly traded company (the “Transactions”). The newspaper company will be named Journal Media Group and will combine Journal's publishing businesses, including Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. (“JRN Newspapers”), with Scripps’ 13 newspapers. Journal Media Group will have approximately 3,600 employees and will be headquartered in Milwaukee. Journal will be the acquired company in the Transactions.

The Board of Directors of Scripps and Journal have approved the Transactions, which are subject to customary regulatory and shareholder approvals. The Transactions are expected to close in the first half of 2015.

Business Operations-The accompanying combined financial statements include the accounts of JRN Newspapers, a business representing the publishing operations of Journal, as described below. JRN Newspapers consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications, primarily in southeastern Wisconsin, as well as print facilities in West Milwaukee and Waupaca, Wisconsin. JRN Newspapers’ operations are conducted primarily through Journal’s wholly-owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc.

Accounting Periods-JRN Newspapers reports on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, JRN Newspapers has four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks.

New accounting standards-In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 105-40) ("ASU 2014-15"). The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The guidance is not expected to have a material impact on the combined financial statements.

In May 2014, the FASB issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our consolidated financial statements and have not yet determined a transition method.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We adopted this guidance in the third quarter of 2014. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

Separation from Journal Communications, Inc. and Basis of Presentation-Historically, separate financial statements have not been prepared for JRN Newspapers. The accompanying combined financial statements were derived from the consolidated financial statements and accounting records of Journal. These combined financial statements have been prepared solely to present JRN Newspapers’ historical results of operations, financial position, and cash flows for the indicated periods as it was historically managed. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to JRN Newspapers, including certain assets which were historically owned by Journal. In addition, certain costs related to JRN Newspapers have been allocated from Journal, including costs for shared services, support functions, administrative costs, and corporate shared employees. The allocated costs included in the combined financial statements were calculated using appropriate allocation methodologies and are disclosed as related party transactions in Note 2 “Related Party Transactions and Parent Company Investment”. Income taxes have been accounted for on a separate return basis in these financial statements as described in Note 8 “Income Taxes”.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable. The expenses and cost allocation are a reasonable reflection of the utilization of services provided to or the benefit received by JRN Newspapers during the periods presented, relative to the total costs incurred by Journal. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the financial statements had JRN Newspapers been an entity that operated independently of Journal.

In connection with the spin-off, JRN Newspapers has entered into various agreements with Scripps and expects to enter into various agreements with other third parties that may be on different terms than the terms of the arrangements or agreements which existed prior to the spin-off. For instance, JRN Newspapers utilizes the services of Journal and its subsidiaries for certain functions, such as legal, finance, human resources and information technology. Consequently, future results of operations for JRN Newspapers will include costs and expenses that may be materially different than Journal’s historical results of operations, financial positions, and cash flows. Accordingly, the financial statements for these periods are not indicative of JRN Newspapers’ future results of operations, financial position, and cash flows.

All intercompany balances and transactions within JRN Newspapers have been eliminated. Transactions and balances between JRN Newspapers and Journal and its subsidiaries are reflected as related party transactions within these financial statements. Except for amounts due to Journal for borrowed funds payable on demand, the accumulated net effect of intercompany transactions between JRN Newspapers and Journal and its subsidiaries is considered to be effectively settled through the parent company investment, a component of equity. The accumulated net effect of intercompany transactions, including cash advances with Journal and its subsidiaries, is reflected in the combined statements of cash flows as financing activities, net. Current income taxes are also assumed to be settled with Journal through the parent company investment in the period the related income taxes were recorded.

The accompanying unaudited combined financial statements and notes of JRN Newspapers have been prepared in accordance with U.S. GAAP and Article 10 of Regulation S-X. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited combined financial statements and accompanying notes. In the opinion of management, the financial statements contain all adjustments necessary (consisting only of normal adjustments) to state fairly the financial position of JRN Newspapers as of September 28, 2014, the results of operations and cash flows for the nine months ended September 28, 2014 and September 29, 2013 and the results of operations and cash flows for December 29, 2013. Actual results could differ from these estimates. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. These unaudited combined financial statements should be read in conjunction with JRN Newspapers’ audited combined financial statements.

JRN Newspapers determined it has two reportable segments in accordance with ASC Topic 280, “Segment Reporting.” Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Accordingly, the financial statements of JRN Newspapers are presented to reflect two reporting segments: Daily Newspaper (Journal Sentinel, Inc.) and Community Publications (Journal Community Publishing Group, Inc.).

2 RELATED PARTY TRANSACTIONS AND PARENT COMPANY INVESTMENT

JRN Newspapers participates in a number of corporate-wide programs administered by Journal and its subsidiaries. These include participation in Journal’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Journal , the services provided and how transactions with Journal and its subsidiaries have been accounted for in the combined financial statements.

Equity-Equity in the combined balance sheets includes the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries, Journal Newspapers’ paid-in-capital, and Journal’s interest in JRN Newspapers’ cumulative retained earnings, and are presented within parent company investment and combined with accumulated other comprehensive income to total equity. The amounts comprising the accumulated balance of transactions between JRN Newspapers and Journal and its subsidiaries include (i) the cumulative net assets attributed to JRN Newspapers by Journal and its subsidiaries and (ii) the cumulative charges (net of credits) allocated by Journal to JRN Newspapers for certain support services received by JRN Newspapers (e.g. service center cost allocations) not legally bound by a formal intercompany agreement as described further below and (iii) related party cash dividends from JRN Newspapers to Journal. Intercompany dividends paid by JRN Newspapers to Journal have been reported separately.

Centralized cash management-Journal utilizes a centralized approach to cash management and the financing of its operations. Under this centralized cash management program, Journal and JRN Newspapers advance funds to each other through operating and sweep bank accounts. Accordingly, none of Journal’s cash and cash equivalents has been assigned to JRN Newspapers in the combined financial statements. Cash in the combined balance sheets represents cash held locally by JRN Newspapers.

JRN Newspapers provides advertising services for a Journal subsidiary. These related party transactions resulted in sales of $202 and $532 in the three quarters ended September 28, 2014 and the three quarters ended September 29, 2013, respectively, offset by the same cost amounts recorded in selling, general, and administrative expenses, resulting in zero margin for these transactions.

Support services provided and other amounts with Journal and its subsidiaries-JRN Newspapers received allocated charges from Journal for certain corporate support services, which are recorded within selling, general and administrative expenses. Outstanding balances that are legally bound by a formal intercompany agreement are a component of the related party payable. Charges that are not supported by a formal intercompany agreement are a component of Parent company equity. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to JRN Newspapers’ operations; however, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a separate stand-alone company. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organization structure and various strategic decisions.

The corporate management fee related to support JRN Newspapers received from Journal for certain corporate activities includes: (i) executive management, (ii) investor relations, (iii) treasury, (iv) legal, (v) human resources, (vi) internal audit, (vii) corporate finance, (viii) tax, (ix) credit and collections, (x) risk management, (xi) purchasing, (xii) information technology, (xiii) insurance/benefits, and (xiv) other Journal corporate and infrastructure costs. For these services, JRN Newspapers was charged a management fee based on actual costs incurred by Journal and its subsidiaries. These costs were allocated to JRN Newspapers based upon JRN Newspapers’ revenue as a percentage of total Journal revenue in each fiscal year, specific identification to JRN Newspapers and square footage utilization as appropriate.

Related party lending agreements-In 2001 Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. each entered into lending agreements with Journal to borrow and re-borrow funds. These agreements are payable on demand and create related party receivables and payables due to cash transfers, management fee charges, and accrued interest. The cash transfers are managed through the centralized cash management function. The management fee charges relate to support JRN Newspapers received from Journal for certain corporate activities. Interest rates are charged monthly at the higher of Journal average outstanding debt rates or the short-term applicable federal rate.

For related party payable balances at period end dates, the notes are reported in current liabilities on the combined balance sheet in the account titled "Related Party Note." Journal Sentinel, Inc. recorded a current related party payable of $0 and $4,128 at September 28, 2014 and December 29, 2013, respectively. Journal Community Publishing Group, Inc. recorded a current related party payable of $7,589 and $8,854 at September 28, 2014 and December 29, 2013, respectively. These amounts are included in the JRN Newspapers combined balance sheet. For related party receivable balances at period end dates with no evidence of recoverability, the balance is reported in equity on the combined balance sheet in the account titled “Parent Company Investment”. For these related party receivables, Journal Sentinel, Inc. recorded $5,153 and $0 at September 28, 2014 and December 29, 2013, respectively. These amounts are included in the JRN Newspapers combined balance sheet. The related party lending agreements will be terminated and all outstanding balances will be forgiven upon consummation of the Transactions.

Defined benefit plan-Retirement benefits obligations pursuant to Journal’s defined benefit pension plan have historically been, and will continue to be an obligation of Journal. Therefore, JRN Newspapers elected to account for the defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715, "Compensation-Retirement Benefits." ASC Topic 715 provides that an employer which participates in a multiemployer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by JRN Newspapers, no assets or liabilities related to the obligations under the Journal sponsored defined benefit pension plan have been included in the combined balance sheets. Costs related to Journal-sponsored pension plans, which totaled $1,223 and $1,120 in the nine months ended September, 28 2014 and September 29, 2013, respectively, were based upon a specific allocation of actuarially determined service costs plus an allocation of the Corporate pension cost components based upon JRN Newspapers’ proportional share of revenue. Journal sponsored pension plan (income) expense allocated to JRN Newspapers is recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. As of January 1, 2011, the Journal sponsored defined benefit pension plan was permanently frozen.

While management believes the allocation methods utilized for the Journal sponsored pension plan were reasonable and reflected the portion of such (income) expense attributed to JRN Newspapers, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a stand-alone business.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental employee retirement plan and postretirement health benefits-Journal has historically administered a supplemental employee retirement plan as well as a retiree health plan for eligible employees and retirees of JRN Newspapers. Upon consummation of the Transactions, it is expected Journal Media Group will maintain, administer and fund the plans for JRN Newspapers’ employees and retirees. Refer to Footnote 10 “Employee Benefit Plans” for further information on each plan.

Defined contribution plan-JRN Newspapers’ employees have historically participated in Journal's qualified 401(k) savings plan, which permits eligible employees to make voluntary contributions on a pretax basis. The plan allows participants to invest their savings in various investments. Amounts charged to expense by JRN Newspapers for employer contributions to Journal’s 401(k) savings plan totaled $641 and $636 for the nine months ended September 28, 2014 and September 29, 2013, respectively, and are recorded in cost of sales and selling, general and administrative expense, as appropriate, in the combined statements of income and comprehensive income. Journal will fully vest the account balances of all Journal participants under the 401(k) plan on the closing date of the Newspaper Merger, as stated in the Employee Matters Agreement dated July 30, 2014. It is anticipated the account balances of transferring Journal employees to JRN Newspapers will be merged into Journal Media Group’s newly established 401(k) plan.

3	RECEIVABLES

JRN Newspapers' non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing and commercial distribution. We record accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. We evaluate the collectability of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable and/or sales for each business unit.

We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at September 28, 2014 and December 29, 2013 was $972 and $627, respectively.

In partial consideration for the sale of certain publishing assets of Journal Community Publishing Group, Inc. in December 2012, we received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, we recorded a $738 receivable representing the estimated fair value of the note discounted at 6.25%. Fair value of the note receivable was calculated based on an observable input rate of 6.25% from comparable instruments. These fair value measurements fall within Level 2 of the fair value hierarchy. The notes receivable balance at September 28, 2014 and December 29, 2013 was $313 and $524, respectively.

Interest income and the unamortized discount on our notes receivable are recorded using the effective interest method.

4 INVENTORIES

Inventories are stated at the lower of cost (first in, first out method) or market. Inventories as of September 28, 2014 and December 29, 2013 consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Paper and supplies	$2,417	$2,224
Work in process	36	59
Less obsolescence reserve	(63)	(92)
Inventories, net	$2,390	$2,191

5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Land and improvements	$10,134	$10,128
Buildings and improvements	85,361	85,356
Equipment	111,448	114,811
Construction in progress	336	19
Total	207,279	210,314
Accumulated depreciation	136,325	134,721
Net, property and equipment	$70,954	$75,593

6	GOODWILL AND OTHER INTANGIBLE ASSETS

JRN Newspapers’ other intangible assets consist of amortizable definite-lived intangibles, including customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks. These amortizable intangibles are not tested for impairment unless Management determines there is a significant adverse change in the value of the assets. The customer lists are amortized over a period of five to 15 years, the tradenames over a period of 25 years, and the franchise fee over a period of 10 years. In accordance with ASC 350-35-9, Management evaluates the remaining useful life of the intangible assets that are being amortized each reporting period. A determination is then made whether a revision to the remaining period of amortization is necessary based on the events and circumstances evaluated. Management determined there were no significant adverse changes in the value of these assets as of September 28, 2014, September 29, 2013, and December 29, 2013.

Amortization expense was $125 for the three quarters ended September 28, 2014 and $133 for the three quarters ended September 29, 2013. Estimated amortization expense relating to amortizable intangible assets for the next five fiscal years is $166 in 2014, $166 in 2015, $166 in 2016, $141 in 2017 and $141 in 2018.

Goodwill and other intangible assets at September 28, 2014 and December 29, 2013 consisted of the following (in thousands):

	September 28, 2014			December 29, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangibles subject to amortization
Customer lists (useful life of 5 to 15 years)	2,189	(1,786)	403	2,189	(1,710)	479
Tradename (useful life of 25 years)	1,393	(383)	1,010	1,393	(343)	1,050
Franchise fee (useful life of 10 years)	105	(61)	44	105	(52)	53
Total	$3,687	$(2,230)	$1,457	$3,687	$(2,105)	$1,582

Goodwill
Goodwill			3,078			3,078

Total goodwill and other intangibles			4,535			4,660

JRN Newspapers reviews goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350. On September 30, 2013, JRN Newspapers conducted its annual goodwill impairment test utilizing an income and a market valuation approach in accordance with ASC Topic 350. No impairment charges were recorded.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, market multiples and discount rates that reflect current market conditions. These assumptions may change due to market conditions and such changes may result in an impairment of goodwill. Actual operating results may not achieve these assumptions in the near term and such results may result in future non-cash impairment charge under ASC Topic 350.

7	WORKFORCE REDUCTIONS AND BUSINESS IMPROVEMENTS

During the three quarters of 2014, JRN Newspapers recorded a pre-tax charge of $770 for workforce reduction benefits across our daily newspaper and community publications operations. Of the costs recorded for the three quarters ended September 28, 2014, $403 is included in daily newspaper operating costs and expenses, $365 is included in daily newspaper selling and administrative expenses, $1 is included in community publications operating costs and expenses and $1 is included in community publications selling and administrative expenses. We expect payments to be completed by the third quarter of 2015.

Activity associated with the workforce reduction and business improvements during the three quarters of 2014 is as follows (in thousands):

	Balance as of December 29, 2013	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of September 28, 2014

Daily newspaper	$307	$768	$(496)	$579
Community Publications	23	2	(25)	—
Total	$330	$770	$(521)	$579

8 INCOME TAXES

For purposes of the Combined Financial Statements, the tax provision represents the tax attributable to these operations as if the Company were required to file a separate tax return. Journal pays all United States federal, state and local taxes attributable to the JRN Newspapers business and the related taxes payable and tax payments are reflected directly in the net parent company investment in the combined Balance Sheets.

We file tax returns in the United States federal jurisdiction, as well as in approximately 4 state and local jurisdictions.  The statute of limitations for assessing additional taxes is three years for federal purposes and typically between three and four years for state and local purposes.  Accordingly, our 2011 through 2013 tax returns are open for federal purposes, and our 2009 through 2013 tax returns remain open for state tax purposes, unless the statute of limitations has been previously extended.

9	GUARANTEES

We provided a guarantee to the landlord of our former New England publishing business, which was sold in 2007, with respect to tenant liabilities and obligations associated with a lease which expires in December 2016. As of September 28, 2014, our potential obligation pursuant to the guarantee was $413, plus costs of collection, attorney fees and other charges incurred if the tenant defaults. As part of the sales transaction, we received a guarantee from the parent entity of the buyer of our New England business that the buyer will satisfy all the liabilities and obligations of the assigned lease. In the event that the buyer fails to satisfy its liabilities and obligations and the landlord invokes our guarantee, we have a right to indemnification from the buyer’s parent entity.

10	EMPLOYEE BENEFIT PLANS

The components of our net periodic benefit costs for our defined benefit and non-qualified pension plans and our postretirement health benefit plan are as follows (in thousands):

	SERP Benefits
	Three Quarters Ended
	September 28, 2014	September 29, 2013

Interest cost	$50	$45
Amortization of:
Unrecognized net loss	6	9
Net periodic benefit cost included in total operating costs and expenses and selling and administrative expenses	$56	$54

	Other Postretirement Benefits
	Three Quarters Ended
	September 28, 2014	September 29, 2013

Service cost	$26	$27
Interest cost	266	242
Amortization of:
Unrecognized prior service cost	(134)	(140)
Net periodic benefit cost included in total operating costs and expenses and selling and administrative expenses	$158	$129

11	STOCK-BASED COMPENSATION

2007 Journal Communications, Inc. Omnibus Incentive Plan-The purpose of the 2007 Journal Communications, Inc. Omnibus Incentive Plan ("2007 Plan") is to promote Journal's success by linking personal interests of employees, officers and non-employee directors to those of Journal’s shareholders, and by providing participants with an incentive for outstanding performance. The 2007 Plan is also intended to enhance Journal’s ability to attract, motivate and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of the Journal operation is largely dependent. JRN Newspaper employees were participants under the 2007 Plan.

Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of Journal's class A common stock or class B common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 4,800 shares, which may be awarded in the form of nonstatutory or incentive stock options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents or other stock-based awards. The 2007 Plan also provides for the issuance of cash-based awards. The 2007 Plan replaced the 2003 Equity Incentive Plan ("2003 Plan") and, as of May 3, 2007, all equity grants are made from the 2007 Plan. Journal will not grant any additional awards under the 2003 Plan. As of September 28, 2014, there were 2,062 shares available for issuance under the 2007 Plan though Journal's grant of additional shares is restricted in connection with the Transactions.

Stock-based compensation expense for employees that are solely dedicated to JRN Newspapers have been included within selling, general and administrative expense within these combined financial statements. Stock-based compensation expense for employees and non-employee directors that provide services to, but are not solely dedicated to JRN Newspapers have been allocated to JRN Newspapers through the corporate management fee. During the three quarters ended September 28, 2014 and September 29, 2013, we directly recognized $201 and $214 in stock-based compensation expense. During the three quarters ended September 28, 2014 and September 29, 2013, JRN Newspapers was allocated $370 and $447 respectively, of stock-based compensation expense through the indirect corporate management fee. Total income tax benefit recognized related to stock-based compensation for the three quarters ended September 28, 2014 and September 29, 2013 was $622 and $678, respectively. We recognize stock-based compensation expense on a straight-line basis over the service period based upon the fair value of the award on the grant date.

Stock Appreciation Rights (“SARs”)-As part of the 2003 Plan, Journal granted certain officers SARs, which allow holders to receive the difference between the fair value of Journal's class B common stock over the base value of the SAR. Upon exercise, the differences are settled in Journal's class B common shares. SARs are vested over the three-year graded vesting schedule and expire ten years from the grant date.

Journal has historically issued two types of SARs: fixed price (approximately 80% of total issuance) and escalating (approximately 20% of total issuance). Fixed price SARs have a fixed base value equal to Journal's class A common stock share price on grant date, whereas escalating SARs base value begins with the Journal class A common stock share price on grant date and increases by 6% per year from grant date to expiration date.

(in thousands)	SARs (in thousands)	Weighted Avg. Exercise Price	Contractual Term Remaining (years)
Outstanding and exercisable at December 29, 2013	124	13.30	3.90
Outstanding and exercisable at September 28, 2014	124	13.56	2.70

Stock grants-Journal has granted shares of its class B common stock to employees and non-employee directors under both the 2003 and the 2007 Plan. Grants made to employees have typically been made in the form of time vested restricted shares. All grants made to non-employee directors since February 2005 have been in the form of unrestricted shares as part of the directors board compensation. Restrictions on grants to officers and employees typically require the recipient to remain in Journal's employment for a predetermined amount of time or to achieve a predetermined performance goal. Stock grants issued made up 50% of equity grants issued in 2013. Journal's restricted stock grants may vest from one to four years from the grant date. A summary of stock grant activity throughout the historical period presented is listed in the following table:

(in thousands)	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 29, 2013	72	5.58
Granted	34	9.09
Vested	(42)	6.21
Forfeited	(5)	6.70
Non-vested at September 28, 2014	59	7.11

Performance Units-During the first quarter of 2012, Journal granted to certain officers performance-based restricted stock units (“Performance Units”) as part of the 2007 Plan. Performance Units represent the right to earn Journal's class B common stock based on continued employment and the achievement of specific targets for adjusted cumulative EBITDA over a three-year period. Refer below for a summary of performance unit activity:

(in thousands)	Shares (in thousands)	Weighted Avg. Exercise Price
Non-vested at December 29, 2013	26	5.95
Granted	8	9.47
Non-vested at September 28, 2014	34	6.80

Employee stock purchase plan-The Journal Communications, Inc. 2003 Employee Stock Purchase Plan permits eligible employees to purchase Journal's class B common stock at 90% of the fair market value measured as of the closing market price of Journal's class A common stock on the day of purchase. Journal recognizes compensation expense equal to the 10% discount of the fair market value. Subject to certain adjustments, 3,000 shares of Journal's class B common stock are authorized for sale under this plan. There were 7 class B common shares sold to employees under this plan in 2013 at a weighted average fair value of $8.17. As of September 28, 2014, there are 2,129 shares available for sale under the plan. The employee stock purchase plan has been suspended in connection with the Transactions.

12	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in accumulated other comprehensive income (“AOCI”) by component, including items reclassified out of AOCI (in thousands):

	Non-Qualified Pension Items	Other Post Retirement Benefit Obligations	Total
Beginning balance, December 29, 2013	$(199)	$320	$121
Net current-period other income (loss)	3	(113)	(110)
Ending balance, September 28, 2014	$(196)	$207	$11

	Non-Qualified Pension Items	Other Post Retirement Benefit Obligations	Total
Beginning balance, December 30, 2012	$(274)	$305	$31
Net current-period other income (loss)	6	(105)	(99)
Ending balance, September 29, 2013	$(268)	$200	$(68)

The net current-period other income (loss) components are included in the computation of net periodic pension and postretirement cost. See Note 10 “Employee Benefit Plans” for more information. Of the costs for the nine months ended September 28, 2014, $77 is included in daily newspaper operating costs and expenses and $33 is  included in selling and administrative expenses. Of the costs for the nine months ended September 29, 2013, $69 is included in daily newspaper operating costs and expenses and $30 is included in selling and administrative expenses.

13	SEGMENT REPORTING

Business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. JRN Newspapers reportable business segments are: (i) daily newspaper and (ii) community publications. The daily newspaper segment consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area. The community publications segment consists of a number of community newspapers, primarily in southeastern Wisconsin.

The following tables summarize revenue, operating earnings (loss), depreciation and amortization, and capital expenditures for the three quarters ended September 28, 2014 and September 29, 2013, and identifiable total assets as of September 28, 2014 and September 29, 2013 (in thousands).

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Advertising Revenue
Daily newspaper	$50,260	$52,515
Community Publications	6,268	6,005
	56,528	58,520

Subscription Revenue
Daily newspaper	34,714	35,340
Community Publications	949	973
	35,663	36,313

Other Revenue
Daily newspaper	13,491	13,627
Community Publications	3,998	3,938
Revenue eliminations	(761)	(556)
	16,728	17,009

Total Revenue
Daily newspaper	98,465	101,482
Community Publications	11,215	10,916
Revenue eliminations	(761)	(556)
	$108,919	$111,842

Operating earnings (loss)
Daily newspaper	$4,210	$4,218
Community Publications	953	486
	$5,163	$4,704

Depreciation and amortization
Daily newspaper	$4,566	$4,855
Community Publications	416	403
	$4,982	$5,258

Capital expenditures
Daily newspaper	$380	$2,022
Community Publications	46	137
	$426	$2,159

	Period ended
Total assets	September 28, 2014	December 29, 2013
Daily newspaper	$86,965	$93,993
Community publications	8,700	9,234
	$95,665	$103,227

14	SUBSEQUENT EVENTS

The financial statements of JRN Newspapers are derived from the financial statements of Journal, which issued its interim consolidated unaudited financial statements as of and for the quarterly period ended June 28, 2014 on October 31, 2014. Accordingly, management has evaluated transactions for consideration as recognized subsequent events in the annual financial statements through the date of October 31, 2014. In addition, management has evaluated transactions that occurred as of the issuance of these financial statements, November 20, 2014, for purposes of disclosure of unrecognized subsequent events. No additional disclosures are required other than those matters that are reflected within these financial statements.

In the fourth quarter of 2014, JRN Newspapers implemented a voluntary severance program and a subsequent workforce reduction and expects to record a workforce reduction charge of approximately $2,200 to $2,500 in the fourth quarter of 2014. In the fourth quarter of 2014, Journal changed from a 52-53 week fiscal year to a December 31 fiscal year-end. Therefore, Journal's 2014 annual report on Form 10-K will end on December 31, 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial statements and related notes thereto of Scripps Newspapers and JRN Newspapers included elsewhere in this prospectus. See "Index to Carve-Out Financial Statements." The following discussion may contain forward-looking statements that reflects plans, estimates and beliefs. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

The following discussion reflects the historical results of Scripps Newspapers and JRN Newspapers and may not be indicative of the future performance or reflect what the financial condition and results of operations of Journal Media Group would have been had it operated as a separate, stand-alone entity during the periods presented. For information about the significant accounting policies of Scripps Newspapers and JRN Newspapers, see Note 2 and Note 2, respectively, to their respective financial statements included elsewhere in this prospectus.

Overview of Transactions

On July 30, 2014, Scripps and Journal entered into the master transaction agreement with Scripps Media, Inc., Desk Spinco, Inc., Scripps NP Operating, LLC (f/k/a Desk NP Operating, LLC), Desk BC Merger, LLC, Boat Spinco, Inc., Journal Media Group (f/k/a Boat NP Newco, Inc.), Desk NP Merger Co., and Boat NP Merger Co.

Newspaper Mergers. Following certain internal contributions and distributions by Scripps and Journal, which are discussed in more detail in this prospectus at “___________” at page ____, whereby Scripps will spin-off Scripps Spinco to its shareholders, and Journal will spin-off Journal Spinco to its shareholders. Pursuant to the master transaction agreement, the shares of Scripps Spinco and Journal Spinco will not be distributed to Scripps shareholders or Journal shareholders, but will be held by the exchange agent for the benefit of Scripps and Journal shareholders until those shares are exchanged for shares of common stock of Journal Media Group in connection with the newspaper mergers. In the Scripps newspaper merger, each share of common stock of Scripps Spinco will automatically be converted into 0.2500 shares of common stock of Journal Media Group. In the Journal newspaper merger, each share of Journal Spinco common stock will be converted into 0.1950 shares of common stock of Journal Media Group.

Each share of Journal Media Group stock will be issued in accordance with, and subject to the rights and obligations set forth in the articles of incorporation of Journal Media Group.

Upon completion of the newspaper mergers, Journal Media Group common stock is expected to be listed for trading on the NYSE under ticker symbol, “JMG.” It is currently expected that the former Scripps shareholders will hold approximately 59%, and the former Journal shareholders approximately 41%, of the outstanding common stock of Journal Media Group, calculated on a fully-diluted basis, immediately following the newspaper mergers.

Overview of Journal Media Group

Following completion of the transactions, Journal Media Group will be a media enterprise with interests in newspapers and local digital media sites. With the ultimate goal of informing, engaging, and empowering readers in the communities we serve, we will provide news, information and value to customers, employees and advertisers. We will serve audiences and businesses through a portfolio of print and digital media brands, including 15 daily newspapers in 14 markets across the United States, and operate an expanding collection of local digital journalism and information businesses.

Journal Media Group is expected to face continued challenges from declines in demand for our printed products. We expect print subscriptions will continue to face pressure as readers find alternative sources to obtain news and information content, including on mobile and other digital platforms. This expected decline in circulation may impact revenue as subscription price increases are unlikely to offset declining subscription volumes and advertising revenue may decline as fewer newspaper inserts are delivered with the printed newspaper. Going forward we expect to manage price increases in an effort to obtain the highest yield from our subscriber base. Many customers are price-sensitive, particularly when we have reduced content they consider valuable. In an effort to minimize customer churn and maximize profitability, we have and will continue to use analysis of customer price sensitivity to drive price increases on targeted subscribers and limit the price increases on other subscribers.

In addition, advertising revenue is expected to face continued challenges as advertisers become more sophisticated and targeted with their spending on marketing, either narrowing their geographic distribution to focus on certain areas or shifting their spending to digital media. We will continue to engage our advertisers to determine their needs and leverage our expertise in the markets in which we operate to maximize our share of advertising revenue and look at opportunities to create new products and services and efficient marketplaces connecting advertisers with current and prospective customers.

A portion of our revenue is based on commercial printing and the delivery of other publications, which we expect will experience the same challenges that our newspapers will experience. As our commercial customers reduce page counts and experience declines in circulation, our revenue may also decline. We expect to continue exploring new commercial print and delivery opportunities as our potential customers explore ways to defer capital expenditures for print facilities and explore other cost reduction strategies.

In addition, prior to the newspaper mergers, our business took advantage of the economies of scale of Scripps and Journal. As a separate, stand-alone publicly traded company, we may be unable to obtain goods, services, and technology at prices or on terms as favorable as those obtained prior to the newspaper mergers, which could decrease our overall profitability. However, Journal Media Group will have increased bargaining power with newspaper-specific vendors and can leverage the larger print operation for lower newsprint and other newspaper-specific commodities.

We expect to continue maintaining profitability levels by aligning the cost base with declining revenue levels. We will operate on a number of different front-end / business systems upon completion of the merger. We expect that, over time, we will be able to standardize many of these systems (advertising, circulation, editorial, etc.) and harmonize related business processes. Other functions such as finance, accounting and advertising/circulation operations will require fewer employees as data gathering will be more efficient. Support and other system functions can also be centralized and managed with fewer employees and other related costs. We can also continue to explore changes to our products, such as reduced page size, reduced editorial content and other efficiencies such as combining sections to drive newsprint and production savings.

Finally, management expects to explore the acquisition of publications in additional, attractive markets where there is a strategic fit and appropriate financial return.

Scripps Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview
Scripps Newspapers owns newspapers and local and national digital media sites. It serves audiences and businesses through a growing portfolio of print and digital media brands. It owns daily newspapers in 13 markets across the United States, and local and national digital journalism and information businesses.

In the first quarter of 2013, Scripps Newspapers launched its bundled-subscription model in its Memphis and Treasure Coast markets. By the end of the third quarter of 2013, all of its newspaper markets had rolled out this model. Under the bundled model, subscribers receive access to all newspaper content on all platforms. Only limited digital content is available to non-subscribers. Scripps Newspapers also offers digital-only subscriptions. It expects to realize the financial benefits of the bundled subscription model in future periods as subscriptions renew and it sells more digital-only subscriptions.

Basis of Presentation — The accompanying combined financial information includes the accounts of Scripps Newspapers, a business representing the principal publishing operations of Scripps, as described below.

Scripps Newspapers operations consist of daily and community newspapers in 13 markets across the United States. The newspapers earn revenue primarily from the sale of advertising to local and national advertisers and newspaper subscription fees. The newspapers operate in mid-size markets, focusing on news coverage within their local markets. Advertising and subscription revenues provide substantially all of the operating revenues for each newspaper market, and employee, newspaper distribution and newsprint costs are the primary expenses at each newspaper. The daily newspapers published by Scripps Newspapers are the Abilene (TX) Reporter-News, the Anderson (SC) Independent-Mail, the Corpus Christi (TX) Caller-Times, the Evansville (IN) Courier & Press, the Henderson (KY) Gleaner, the Kitsap (WA) Sun, the Knoxville (TN) News Sentinel, the Memphis (TN) Commercial Appeal, the Naples (FL) Daily News, the Redding (CA) Record-Searchlight, the San Angelo (TX) Standard-Times, the Treasure Coast (FL) News/Press/Tribune, the Ventura County (CA) Star and the Wichita Falls (TX) Times Record News. The business also includes a 40% ownership in the Albuquerque Publishing Company, which publishes the Albuquerque Journal (NM).

Historically, separate financial statements have not been prepared for the Company. These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented, as the Company was historically managed within Scripps (the "Parent"). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of Scripps. The combined financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (GAAP). Management believes that assumptions and methodologies underlying the allocation of general corporate expenses are reasonable (see Note 11 to the combined financial statements). However, such expenses may not be indicative of the actual level of expense that would have been incurred had the Company operated as a separate stand-alone entity, and, accordingly, may not necessarily reflect the Company's combined financial position, results of operations and cash flows had the Company operated as a stand-alone entity during the periods presented.

Scripps Newspapers
Years ended December 31, 2013, 2012 and 2011

Combined Results of Operations
Combined results of operations for the three years were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012	Change	2011

Operating revenues	$384,199	(3.7)%	$399,123	(3.8)%	$414,744
Cost of sales	(213,488)	(3.0)%	(220,030)	(6.6)%	(235,690)
Selling, general and administrative	(167,803)	0.6%	(166,845)	(1.7)%	(169,685)
Depreciation	(16,695)	(8.4)%	(18,235)	(13.0)%	(20,957)
Amortization	(545)	(17.5)%	(661)	(28.8)%	(929)
Defined benefit pension plan expense	(4,274)	(9.4)%	(4,717)	29.5%	(3,642)
Impairment of long-lived assets	—		—		(9,000)
Operating loss	(18,606)		(11,365)		(25,159)
Miscellaneous, net	(293)		(341)		940
Loss from operations before income taxes	(18,899)		(11,706)		(24,219)
Benefit (provision) for income taxes	2,070		(332)		(653)
Net loss	(16,829)		(12,038)		(24,872)
Net (loss) income attributable to noncontrolling interests	(126)		(53)		90
Net loss attributable to the parent	$(16,703)		$(11,985)		$(24,962)
2013 compared with 2012

Revenues by category were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012

Operating revenues:
Local	$76,722	(3.7)%	$79,700
Classified	67,324	(9.7)%	74,530
National	7,607	(19.3)%	9,421
Preprint and other	67,420	(3.7)%	69,994
Digital advertising and marketing services	26,261	0.7%	26,085
Advertising and marketing services	245,334	(5.5)%	259,730
Subscriptions	117,463	(0.2)%	117,733
Other	21,402	(1.2)%	21,660
Total revenues	$384,199	(3.7)%	$399,123

Advertising and marketing services revenues decreased 5.5% for 2013, primarily as a result of continued secular changes in the demand for print advertising. Automotive and employment classified advertising and national advertising remained particularly weak. Subscription revenue was essentially flat due to print and digital subscription bundles and targeted price increases.

Preprint and other revenues declined at a slightly slower pace than other print advertising. Preprint and other products include inserts and single-sheet advertisements included with the daily newspaper, niche publications such as community newspapers, lifestyle magazines, publications focused on the classified advertising categories of real estate, employment and auto, and other publications aimed at younger readers. Scripps Newspapers has been increasing its efforts to sell single-sheet advertisements delivered with newspapers and to all homes in a market (the “print and deliver” initiative).

Digital advertising and marketing services include advertising on newspaper Internet sites, digital advertising provided through audience-extension programs, such as an arrangement with Yahoo!, and other digital marketing services offered to local advertising customers, such as managing their search engine marketing campaigns.

Subscriptions include fees paid by readers for access to content in print and digital formats. Scripps Newspapers completed the launch of its bundled subscription model in the third quarter of 2013. Under the Scripps Newspapers bundled offerings, home delivery subscribers receive access to all newspaper content on all platforms and only limited digital content is available to non-subscribers. Scripps Newspapers also offers digital-only subscriptions. Subscription revenue was flat year over year, but increased in the third and fourth quarters of 2013 — the first year-over-year increase since the fourth quarter of 2010. The positive trend was driven by the rollout of the bundled subscription model and increases in single-copy prices in select markets. As Scripps Newspapers has cycled against the completion of the launch of its digital bundles in the second half of 2014, subscription revenue growth has moderated.

Other operating revenues, including commercial printing and distribution services, were up slightly year over year. In 2013 Scripps Newspapers had revenues of $1.6 million for a commercial print job where our Knoxville newspaper printed the Chattanooga newspaper while their plant was improved. The Chattanooga printing contract was completed in August 2014.

Costs of sales were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012

Employee compensation and benefits	$90,569	0.5%	$90,149
Newsprint, press supplies and other printing costs	42,406	(8.2)%	46,170
Distribution	48,490	(3.7)%	50,379
Building and occupancy	14,148	(1.3)%	14,330
Purchased news and content	9,892	(7.5)%	10,698
Other	7,983	(3.9)%	8,304
Total cost of sales	$213,488	(3.0)%	$220,030

Employee compensation and benefits were flat year over year as Scripps Newspapers limited reductions in employee levels in the newsrooms to maintain the quality of the news content.

Newsprint, press supplies and other printing costs declined by 8.2% in 2013 due to lower expenditures for newsprint. Average newsprint prices decreased 7% and newsprint consumption decreased approximately 5% for 2013. Total newsprint consumption declined due to the reduced number of pages in publications, reflecting the declines in advertising volumes, and lower print runs due to declining print circulation.

Newspaper distribution costs decreased by 3.7% in 2013 compared to 2012 as a result of lower circulation levels. A large portion of newspaper distribution costs are variable and increase or decrease in relation to circulation levels.

Selling, general and administrative were as follows:

	For the years ended December 31,
(in thousands)	2013	Change	2012

Employee compensation and benefits	$74,993	(6.6)%	$80,254
Allocation of Parent overhead	40,421	15.6%	34,971
Marketing and promotion	8,778	36.1%	6,449
Outside circulation sales	6,540	(5.1)%	6,889
Other	37,071	(3.2)%	38,282
Total selling, general and administrative	$167,803	0.6%	$166,845

Employee compensation and benefits decreased primarily due to lower employment levels year over year. Scripps Newspapers had approximately 5% fewer employees in 2013 compared to 2012.

Marketing and promotion increased by 36.1% in 2013, primarily due to marketing and promotion to support the launch of the Scripps Newspapers bundled subscription offerings.

Corporate Allocation from Parent — The combined financial statements include expense allocations from the Parent of Scripps Newspapers for certain corporate support services, which are recorded within selling, general and administrative expense in the Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Scripps Newspapers operations; however, the amounts may not be representative of the costs necessary to operate as a separate stand-alone company. The management of Scripps Newspapers is unable to determine what such costs would have been had Scripps Newspapers been independent. Following the completion of the transactions, Scripps Newspapers will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support Scripps Newspapers received from its Parent for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Parent corporate and infrastructure costs. For these services, actual costs incurred by the Parent were allocated to Scripps Newspapers based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization were impracticable, Scripps Newspapers used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Scripps Newspapers, such as net sales.

The corporate allocation increased in 2013 primarily due to costs to support digital initiatives including hiring additional sales resources and costs for the roll-out of Scripps Newspapers digital subscription model.

Depreciation

Depreciation expense decreased year-over-year due to assets that were fully depreciated in prior years.

Tax provision

The effective income tax rate was 11.1% and 2.8% for 2013 and 2012, respectively. In both years there were approximately $0.4 million of state taxes. For the 2013 and 2012 Scripps Newspapers recorded a valuation allowance against its net deferred tax assets for federal and certain state income taxes as it is more likely than not that Scripps Newspapers will not realize these benefits as a result of the negative evidence from its history of losses over the past three years. In accordance with the intraperiod tax allocation rules, in 2013, Scripps Newspapers allocated $2.3 of tax expense to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.
2012 compared with 2011

Revenues by category were as follows:

	For the years ended December 31,
(in thousands)	2012	Change	2011

Operating revenues:
Local	$79,700	(5.3)%	$84,184
Classified	74,530	(4.5)%	78,077
National	9,421	(31.3)%	13,723
Preprint and other	69,994	(3.9)%	72,824
Digital advertising and marketing services	26,085	(0.3)%	26,160
Advertising and marketing services	259,730	(5.5)%	274,968
Subscriptions	117,733	(2.6)%	120,901
Other	21,660	14.8%	18,875
Total revenues	$399,123	(3.8)%	$414,744

Print advertising revenues declined as secular changes in the demand for newspaper advertising continued to affect the operating revenue of newspaper publishers throughout the country. Revenues also declined from our efforts to rationalize unprofitable product offerings. Advertising revenues associated with discontinued products totaled approximately $5.0 million in 2011. Automotive and employment classified advertising and advertising by large national retailers, which tend to make advertising decisions at the national or regional level, not at the local market level, remained particularly weak.

Preprint and other revenues declined at a slightly slower pace than other print advertising. Preprint and other products include inserts and single-sheet advertisements distributed in the daily newspaper, niche publications such as community newspapers, lifestyle magazines, publications focused on the classified advertising categories of real estate, employment and auto, and other publications aimed at younger readers.

Digital revenues include advertising on newspaper Internet sites, digital advertising provided through audience-extension programs, such as an arrangement with Yahoo!, and other digital marketing services offered to local advertising customers, such as managing their search engine marketing campaigns.

Subscription revenue decreased in 2012 compared to 2011 as price increases in home delivery and single copy did not offset declines in circulation net paid levels. Net paid levels decreased approximately 5% due to fewer home delivery subscriptions and lower single-copy sales on Sunday.

Other operating revenues, including commercial printing and distribution services, increased due to the impact of initiatives to garner additional revenues in these areas.

Costs of sales were as follows:

	For the years ended December 31,
(in thousands)	2012	Change	2011

Employee compensation and benefits	$90,149	(10.1)%	$100,269
Newsprint, press supplies and other printing costs	46,170	(3.0)%	47,618
Distribution	50,379	(1.4)%	51,091
Building and occupancy	14,330	(3.0)%	14,777
Purchased news and content	10,698	(2.7)%	10,997
Other	8,304	(24.1)%	10,938
Total costs of sales	$220,030	(6.6)%	$235,690

Employee compensation and benefits decreased 10.1% due to lower employment levels as a result of the 2011 fourth quarter reduction in force initiative and attrition. The number of employees decreased approximately 11% year-over-year.

Newsprint, press supplies and other printing costs decreased 3.0% in 2012 compared to 2011. Lower newsprint consumption reduced costs by $1.3 million. Total newsprint consumption declined due to the reduced number of pages in publications, reflecting the declines in advertising volumes, and lower print runs due to declining print circulation.

Newspaper distribution costs decreased by 1.4% in 2012 compared to 2011 as a result of lower circulation levels. A large portion of newspaper distribution costs are variable and increase or decrease in relation to circulation levels.

Other decreased by 24.1% due to cost cutting measures.

Selling, general and administrative were as follows:

	For the years ended December 31,
(in thousands)	2012	Change	2011

Employee compensation and benefits	$80,254	(3.4)%	$83,106
Allocation of Parent overhead	34,971	13.5%	30,819
Marketing and promotion	6,449	(2.3)%	6,601
Outside circulation sales	6,889	1.2%	6,807
Other	38,282	(9.6)%	42,352
Total selling, general and administrative	$166,845	(1.7)%	$169,685

Employee compensation and benefits decreased due to lower employment levels as a result of the 2011 fourth quarter reduction in force initiative, attrition and the shifting of employees from the Scripps Newspapers to parents centralized IT group which in 2012 is included as part of the allocation of Scripps overhead.

Corporate Allocation from Parent — The combined financial statements include expense allocations from the Parent of Scripps Newspapers for certain corporate support services, which are recorded within selling, general and administrative expense in the Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Scripps Newspapers operations; however, the amounts may not be representative of the costs necessary to operate as a separate stand-alone company. Management of Scripps Newspapers is unable to determine what such costs would have been had Scripps Newspapers been independent. Following the completion of the transactions, Scripps Newspapers will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support Scripps Newspapers received from its Parent for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Parent corporate and infrastructure costs. For these services, actual costs incurred by the Parent were allocated to Scripps Newspapers based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization were impracticable, Scripps Newspapers used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Scripps Newspapers, such as net sales.

The corporate allocation increased in 2012 primarily due to the shifting of employees from Scripps Newspapers to the Parent's centralized digital operations function. During 2012, this function was centralized and built out with common staff and solutions. In 2012, the charge for this group is included as part of the allocation of Parent overhead.

Depreciation

Depreciation decreased year-over-year due to assets that were fully depreciated in prior years.

Impairment of long-lived assets

In 2011, Scripps Newspapers recorded a $9 million non-cash charge to reduce the carrying value of long-lived assets at four of its newspapers. The estimates of cumulative undiscounted future cash flows at these properties were not sufficient to recover the $36 million carrying value of the assets and Scripps Newspapers wrote them down to their estimated fair value of $27 million.

Tax provision

The effective income tax rate was 2.8% and 2.7% for 2012 and 2011, respectively. In both years there were approximately $0.5 million of state taxes. For 2012 and 2011, Scripps Newspapers recorded a valuation allowance against its net deferred tax assets for federal and certain state income taxes as it is more likely than not that it will not realize these benefits as a result of the negative evidence from a history of losses over the past three years.

Liquidity and Capital Resources
Scripps Newspapers primary source of liquidity is its cash from operations and funding received from The E.W. Scripps Company, its parent.

Operating activities

Cash provided by operating activities for the years ended December 31 is as follows:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash Flows from Operating Activities:
Net loss	$(16,829)	$(12,038)	$(24,872)
Adjustments to reconcile loss from operations to net cash flows from operating activities:
Depreciation and amortization	17,240	18,896	21,886
Impairment of long-lived assets	—	—	9,000
Deferred income taxes	(2,479)	(110)	34
Other changes in certain working capital accounts, net	1,175	(55)	(2,181)
Miscellaneous, net	(952)	(1,192)	768
Net cash (used in) provided by operating activities	$(1,845)	$5,501	$4,635

2013 to 2012

The $7.3 million decrease in cash provided by operating activities was primarily attributable to a higher pretax loss in 2013 compared to 2012.

2012 to 2011

Cash flow provided by operating activities increased by $0.9 million in 2012 compared to 2011. The increase was primarily attributable to lower pretax loss in 2012 compared to 2011, after adjustment for the 2011 impairment charge of $9 million.

Investing activities

Cash used in investing activities for the years ended December 31 is as follows:

	For the years ended December 31,
(in thousands)	2013	2012	2011

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(3,615)	(2,962)	(1,832)
Purchase of investments	—	(650)	(600)
Proceeds on sale of property, plant and equipment	307	471	1,231
Net cash used in investing activities	$(3,308)	$(3,141)	$(1,201)

In 2013, 2012 and 2011 we used $3.3 million, $3.1 million and $1.2 million, respectively, in cash for investing activities. Increased capital expenditures was the reason for the year-over-year changes.

Financing activities

Cash provided by financing activities was $5.2 million in 2013 and cash used in financing activities was $2.4 million and $3.4 million in 2012 and 2011, respectively. Our Parent, provided cash as needed to fund our operating activities and retains any excess cash flow.

Other

Scripps Newspapers participates in its Parent's controlled disbursement system. The bank sends daily notifications of checks presented for payment and transfers funds from other sources to cover the checks. Scripps Newspapers cash balance held by its Parent is reduced as checks are issued. Accordingly, none of the Parent's cash and cash equivalents has been assigned to Scripps Newspapers in the combined financial statements. Further, outstanding checks issued by the Parent are not recorded as a liability once the check is signed, as the obligation becomes tied to the central cash management arrangement.

The Combined Company (Journal Media Group)
Following the completion of the transactions, Journal Media Group's capital structure and sources of liquidity will be significantly different from Scripps Newspapers historical capital structure. Journal Media Group will no longer participate in cash management and funding arrangements with its Parent. Instead, its ability to fund cash needs will depend on its ongoing ability to generate cash from operations and borrow under a line of credit it expects to arrange. If Journal Media Group's cash flows from operating activities are lower than expected, it will need to borrow under its proposed line of credit and may need to incur additional debt or issue additional equity. Although Journal Media Group expects at the time of the closing of the transactions to have in place a credit facility to finance its operations on acceptable terms and conditions, its access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (i) its credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. It is expected that Journal Media Group's primary future cash needs will be for working capital, capital expenditures, contractual commitments and strategic investments.
On a pro forma as adjusted basis giving effect to the transactions, Journal Media Group would have had cash and cash equivalents of $10 million as of September 30, 2014. It is expected that cash provided by operating activities and available capacity under Journal Media Group's proposed line of credit will provide sufficient funds to operate its business and meet its other liquidity needs for the twelve months following the closing of the transactions. It is expected that Journal Media Group will generate positive free cash flow for the twelve months following the closing of the transactions.

Contractual Obligations
A summary of contractual cash commitments as of December 31, 2013 is as follows:

	Less than	Years	Years	Over
(in thousands)	1 Year	2 & 3	4 & 5	5 Years	Total

Employee compensation and benefits:
Deferred compensation and other post-employment benefits	578	1,744	1,434	809	4,565
Operating leases:
Noncancelable	559	299	106	—	964
Cancelable	287	316	48	—	651
Pension obligations:
Minimum pension funding	259	1,928	1,450	3,881	7,518
Other commitments:
Noncancelable purchase and service commitments	4,430	2,446	—	—	6,876
Other purchase and service commitments	3,813	3,000	61	—	6,874
Total contractual cash obligations	$9,926	$9,733	$3,099	$4,690	$27,448

Other Contractual Obligations — In the ordinary course of business, long-term contracts to lease office space and equipment, and to purchase other goods and services are entered into.
Operating Leases — Scripps Newspapers obtains certain office and warehouse space under multi-year lease agreements. Leases for office and warehouse space are generally not cancelable prior to their expiration.

Leases for operating and office equipment are generally cancelable by either party with 30 to 90 day notice. However, such contracts are expected to remain in force throughout the terms of the leases. The amounts included in the table above represent the amounts due under the agreements assuming the agreements are not canceled prior to their expiration.
It is expected that the operating leases will be renewed or replaced with similar agreements upon their expiration.
Pension Funding — Scripps Newspapers sponsors certain qualified defined benefit pension plans that cover certain non-union and certain union-represented employees.
Contractual commitments summarized in the contractual obligations table include payments to meet minimum funding requirements of Scripps Newspapers defined benefit pension plans. Contractual pension obligations reflect anticipated minimum statutory pension contributions as of December 31, 2013, based upon pension funding regulations in effect at the time and current pension assumptions regarding discount rates and returns on plan assets. Actual funding requirements may differ from amounts presented due to changes in discount rates, returns on plan assets or pension funding regulations that are in effect at the time.
Purchase Commitments — Scripps Newspapers obtains certain other services under multi-year agreements. These agreements are generally not cancelable prior to expiration of the service agreement. It is expected that such agreements will be renewed or replaced with similar agreements upon their expiration.
Scripps Newspapers may also enter into contracts with certain vendors and suppliers, including most of its newsprint vendors. These contracts typically do not require the purchase of fixed or minimum quantities and generally may be terminated at any time without penalty. Included in the table of contractual obligations are purchase orders placed as of December 31, 2013. Purchase orders placed with vendors, including those with whom we maintain contractual relationships, are generally cancelable prior to shipment. While these vendor agreements do not require the purchase of a minimum quantity of goods or services, and generally the orders can be canceled prior to shipment, Scripps Newspapers expects expenditures for goods and services in future periods will approximate those in prior years.

Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires Scripps Newspapers to make a variety of decisions that affect reported amounts and related disclosures, including the selection of appropriate accounting principles and the assumptions on which to base accounting estimates. In reaching such decisions, Scripps Newspapers applies judgment based on its understanding and analysis of the relevant circumstances, including its historical experience, actuarial studies and other assumptions. Scripps Newspapers is committed to incorporating accounting principles, assumptions and estimates that promote the representational faithfulness, verifiability, neutrality and transparency of the accounting information included in the combined financial statements.
The Notes to the Combined Financial Statements describes the significant accounting policies that have been selected for use in the preparation of Scripps Newspapers financial statements and related disclosures. Scripps Newspapers believes the following to be the most critical accounting policies, estimates and assumptions affecting its reported amounts and related disclosures.
Long-Lived Assets — Long-lived assets (primarily property, plant and equipment and amortizable intangible assets) must be tested for impairment whenever events occur or circumstances change that indicate that the carrying value of an asset or asset group may not be recoverable. A long-lived asset group is determined not to be recoverable if the estimated future undiscounted cash flows of the asset group are less than the carrying value of the asset group.
Estimating undiscounted cash flows requires significant judgments and estimates. Scripps Newspapers continually monitors the estimated cash flows of its newspaper properties and may incur impairment charges if future cash flows are less than current estimates.
Income Taxes — The accounting for uncertain tax positions and the application of income tax law is inherently complex. As such, Scripps Newspapers is required to make many assumptions and judgments regarding its income tax positions and the likelihood of whether such tax positions would be sustained if challenged. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in Scripps Newspapers assumptions and judgments can materially affect amounts recognized in the combined financial statements.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable losses and projections for future taxable loss over the periods in which the net deferred tax assets are deductible, management believes it is more likely that Scripps Newspapers will not realize the benefit of most of its net deferred tax assets. As of December 31, 2013 and 2012, in jurisdictions in which there is a net deferred tax asset, Scripps Newspapers has established a full valuation allowance.
Scripps Newspapers is required to assess the likelihood that its deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from the carryback to prior years, carryforward to future years or through other prudent and feasible tax planning strategies. If recovery is not likely, Scripps Newspapers has to provide a valuation allowance based on its estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates and if Scripps Newspapers determines that the deferred tax asset Scripps Newspapers would realize would be greater or less than the net amount recorded, an adjustment would be made to the tax provision in that period.
Pension Plans — Scripps, the Parent of Scripps Newspapers, sponsors various noncontributory defined benefit pension plans covering substantially all full-time employees that began employment prior to June 30, 2008 (the majority of the defined benefit pension plans were frozen June 30, 2009), including a SERP, which covers certain executive employees. Total Scripps defined benefit pension plan expense for those plans was $8.8 million in 2013, $8.6 million in 2012 and $8.1 million in 2011.
Scripps Newspapers has accounted for its participation in the Scripps Pension Plan as a participant in a multi-employer plan. Expense has been determined on a participant basis and included in the combined financial statements of the Company. As a participant in a multi-employer plan, no assets or liabilities are included in the Combined Balance Sheets of Scripps Newspapers other than contributions currently due and unpaid to the plan.
Scripps Newspapers also has four plans that are sponsored directly by Scripps Newspapers Memphis and Knoxville newspapers. The liabilities related to these plans are included in the Combined Balance Sheets of Scripps Newspapers.
Scripps Newspapers has accounted for its participation in the Scripps Supplemental Executive Retirement Plan ("SERP") as a separate stand alone plan. Under this method, Scripps Newspapers has accounted for the allocation of the benefit obligations specifically related to its employees and its estimated portion of the plan assets, if any. The total SERP pension expense was allocated to Scripps Newspapers based on the Scripps Newspaper's share of the service cost and benefit obligations, in addition to its expected return on its portion of the SERP assets.
The carve-out financial statements have been allocated $4.2 million, $4.6 million and $3.5 million for 2013, 2012 and 2011, respectively, of pension expense of Scripps Newspapers' parent.
The measurement of Scripps pension obligation and related expense is dependent on a variety of estimates, including: discount rates; expected long-term rate of return on plan assets; expected increase in compensation levels; and employee turnover, mortality and retirement ages. Scripps reviews these assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. In accordance with accounting principles, Scripps records the effects of these modifications currently or amortize them over future periods. Scripps considers the most critical of its pension estimates to be the discount rate and the expected long-term rate of return on plan assets.
The assumptions used in accounting for Scripps defined benefit pension plans for 2013 and 2012 are as follows:

	2013	2012

Discount rate for expense	4.27%	5.27%
Discount rate for obligations	5.08%	4.27%
Long-term rate of return on plan assets	4.65%	5.30%

The discount rate used to determine Scripps future pension obligations is based upon a dedicated bond portfolio approach that includes securities rated Aa or better with maturities matching our expected benefit payments from the plans. The rate is determined each year at the plan measurement date and affects the succeeding year’s pension cost. Discount rates can change from year to year based on economic conditions that impact corporate bond yields. A decrease in the discount rate increases pension obligations and pension expense.

For Scripps defined benefit pension plans, as of December 31, 2013, a half percent increase or decrease in the discount rate would have the following effect:

(in thousands)	0.5% Increase	0.5% Decrease

Effect on total pension expense in 2014	$(618)	$469
Effect on pension benefit obligation as of December 31, 2013	$(35,256)	$37,829

Scripps has target asset allocations to invest plan assets in securities that match the timing of the payment of plan obligations. As a result, approximately 70% of plan assets are invested in a portfolio of fixed income securities with a duration approximately that of the projected payment of benefit obligations. The remaining 30% of plan assets are invested in equity securities and other return-seeking assets. The expected long-term rate of return on plan assets is based primarily upon the target asset allocation for plan assets and capital markets forecasts for each asset class employed. Scripps expected rate of return on plan assets also considers its historical compound rate of return on plan assets for 10- and 15-year periods. A decrease in the expected rate of return on plan assets increases pension expense. A 0.5% change in the 2014 expected long-term rate of return on plan assets of 5.3%, to either 4.8% or 5.8%, would increase or decrease Scripps 2014 pension expense by approximately $2.2 million.

Scripps Newspapers
Nine months ended September 30, 2014 compared with nine months ended September 30, 2013

Combined Results of Operations

Combined results of operations were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Operating revenues	$275,230	(2.0)%	$280,978
Cost of sales	(153,967)	(3.0)%	(158,747)
Selling, general and administrative	(124,409)	(0.7)%	(125,286)
Depreciation	(12,585)	0.8%	(12,484)
Amortization	(303)	(25.9)%	(409)
Defined benefit pension plan expense	(6,119)		(3,206)
Operating loss	(22,153)		(19,154)
Miscellaneous, net	(1,082)		(382)
Loss from operations before income taxes	(23,235)		(19,536)
Provision for income taxes	(213)		(43)
Net loss	(23,448)		(19,579)
Net loss attributable to noncontrolling interests	—		—
Net loss attributable to the shareholders of The E.W. Scripps Company	$(23,448)		$(19,579)
Revenues

Revenues by category were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Operating revenues:
Local	$52,710	(4.5)%	$55,219
Classified	49,096	(4.6)%	51,456
National	3,351	(38.3)%	5,429
Preprint and other	44,163	(5.8)%	46,869
Digital advertising and marketing services	18,702	(6.1)%	19,925
Advertising and marketing services	168,022	(6.1)%	178,898
Subscriptions	90,736	5.0%	86,453
Other	16,472	5.4%	15,627
Total revenues	$275,230	(2.0)%	$280,978

Total newspaper revenues decreased 2.0% for nine months ended September 30, 2014 compared to 2013. Advertising and marketing services revenues decreased 6.1% in 2014 which was partially offset by an increase in subscription revenue from print and digital subscription bundles and targeted price increases. As of September 30, 2014, Scripps Newspapers had approximately 38,000 digital-only subscribers across all of our markets.

Advertising and marketing services declined primarily as a result of continued secular changes in the demand for print advertising. Automotive classified advertising, as well as both local and national advertising, remained particularly weak during the period.

Subscriptions include fees paid by readers for access to content in print and digital formats. Scripps Newspapers completed the launch of its bundled subscription model in the third quarter of 2013. Under its bundled offerings, subscribers receive access to all of Scripps Newspapers content on all platforms and only limited digital content is available to non-

subscribers. Scripps Newspapers also offer digital-only subscriptions. Subscription revenue increased 5.0% for the first nine months of 2014 which was driven by the rollout of the bundled subscription model, increases in single-copy prices and digital-only subscriptions. As we have cycled against the completion of the launch of our digital bundles, subscription revenue growth has moderated.

Other operating revenues, including commercial printing and distribution services, increased by $0.8 million, or 5.4%, for the nine months ended September 30, 2014. In 2014 and 2013, Scripps Newspapers had revenues of $2.1 million and $0.6 million, respectively, for a commercial print job where our Knoxville newspaper printed the Chattanooga newspaper while their plant was improved. The Chattanooga printing contract was completed in August 2014.

Costs of Goods Sold

Cost of goods sold were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Employee compensation and benefits	$65,962	(2.2)%	$67,439
Newsprint, press supplies and other printing costs	29,756	(5.4)%	31,449
Distribution	35,046	(2.2)%	35,836
Building and occupancy	10,758	0.4%	10,712
Purchased news and content	6,912	(6.8)%	7,418
Other	5,533	(6.1)%	5,893
Total costs of goods sold	$153,967	(3.0)%	$158,747

Employee compensation and benefits decreased 2.2%, primarily due to lower employment levels compared to prior year. Scripps Newspapers had approximately 6% fewer newspaper employees in 2014 as compared to 2013.

Newsprint, press supplies and other printing costs declined by 5.4% for the nine months ended September 30, 2014, primarily due to lower expenditures for newsprint. Average newsprint prices decreased 3.4% and newsprint consumption decreased nearly 4% for the nine months ended September 30, 2014.

Newspaper distribution costs decreased by 2.2% for the year-to-date period compared to prior year as a result of lower circulation levels. A large portion of our distribution costs are variable and increase or decrease in relation to circulation levels.

Selling, General and Administrative

Selling, general and administrative were as follows:

	For the nine months ended September 30,
(in thousands)	2014	Change	2013

Employee compensation and benefits	$52,985	(6.3)%	$56,529
Allocation of parent overhead	38,059	29.5%	29,393
Marketing and promotion	5,248	(23.8)%	6,887
Outside circulation sales	4,508	(4.7)%	4,729
Other	23,609	(14.9)%	27,748
Total selling, general and administrative	$124,409	(0.7)%	$125,286

Employee compensation and benefits decreased 6.3% due to lower employment levels compared to prior year from attrition and the transfer of approximately 15 Scripps Newspaper information technology ("IT") employees into the corporate IT group. The employee compensation and benefits for IT is included in the corporate allocation described below for 2014.

Other expenses decreased primarily due to the centralization of the Scripps Newspapers function into the corporate IT group. The IT expense is included in the corporate allocation described below for 2014.

Corporate Allocation from Parent — The combined financial statements include expense allocations from the Parent of Scripps Newspapers for certain corporate support services, which are recorded within selling, general and administrative expense in the Combined Statements of Operations. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to Scripps Newspapers operations; however, the amounts may not be representative of the costs necessary to operate as a separate stand-alone company. Management of Scripps Newspapers is unable to determine what such costs would have been had Scripps Newspapers been independent. Following the completion of the transactions, Scripps Newspapers will perform these functions using its own resources or purchased services.

The corporate allocation includes costs related to support Scripps Newspapers received from its Parent for certain corporate activities including: (i) executive management, (ii) corporate development, (iii) corporate relations, (iv) legal, (v) human resources, (vi) internal audit, (vii) financial reporting, (viii) tax, (ix) treasury, (x) centralized accounting, and (xi) other Parent corporate and infrastructure costs. For these services, actual costs incurred by the Parent were allocated to Scripps Newspapers based upon on a number of utilization measures including headcount, square footage, and proportionate effort. Where determinations based on utilization were impracticable, Scripps Newspapers used other methods and criteria that are believed to be reasonable estimates of costs attributable to the Scripps Newspapers such as net sales.

The corporate allocation increased in 2014 primarily due to costs for IT which were centralized in the corporate function in 2014 and now included in the corporate allocation.

Marketing and promotion decreased by almost 24% in 2014, primarily due to incurring additional marketing and promotion to support the launch of the Scripps Newspapers bundled subscription offerings in 2013, which was not repeated in 2014.

Tax provision

The effective income tax rate was 0.9% and 0.2% for the nine months ended September 30, 2014 and 2013, respectively. In both periods there was approximately $0.3 million of state taxes. For the 2014 and 2013 periods, Scripps Newspapers has recorded a valuation allowance against its net deferred tax assets for federal and certain state income taxes as it is more likely than not that Scripps Newspapers will not realize these benefits as a result of the negative evidence from its history of losses over the past three years. In accordance with the intraperiod tax allocation rules, in the nine months ended September 30, 2014 we allocated $0.1 million of tax expense to other comprehensive income and treated the corresponding offset as an allocation to tax benefit from operations.

Liquidity and Capital Resources
Our primary source of liquidity is cash from operations and the funding Scripps Newspapers receives from its parent.

Operating activities

Cash provided by operating activities for the nine months ended September 30 is as follows:

	For the nine months ended September 30,
(in thousands)	2014	2013

Cash Flows from Operating Activities:
Net loss	$(23,448)	$(19,579)
Adjustments to reconcile loss from operations to net cash flows from operating activities:
Depreciation and amortization	12,888	12,893
Liability for withdrawal from GCIU employer retirement fund	4,100	—
Other changes in certain working capital accounts, net	10,039	7,485
Miscellaneous, net	1,765	475
Net cash provided by operating activities	$5,344	$1,274

The $4.1 million increase in cash provided by operating activities was primarily attributable to changes in working capital in 2014 compared to 2013 and the $4.1 million liability that was recorded for withdrawing from one of the multi-employer pension plans partially offset by a higher net loss in 2014. The primary factors affecting changes in working capital was a $2.9 million increase in collections of accounts receivable and an increase in accruals related to employee compensation and benefits which increased working capital by $3.1 million. The timing of payments for accounts payable decreased working capital by $1.6 million in 2014.

Investing activities

Cash used in investing activities for the nine months ended September 30 is as follows:

	For the nine months ended September 30,
(in thousands)	2014	2013

Cash Flows from Investing Activities:
Additions to property, plant and equipment	$(1,589)	$(2,863)
Proceeds on sale of property, plant and equipment	135	275
Net cash used in investing activities	$(1,454)	$(2,588)

In 2014 and 2013, Scripps Newspapers used $1.5 million and $2.6 million, respectively, in cash for investing activities. Lower capital expenditures in 2014 compared to the prior period was the primary driver of the year-over-year changes.

Financing activities

Cash used in financing activities was $3.9 million in 2014 and cash provided by financing activities was $1.3 million in 2013. Our parent, provides cash as needed to fund deficient operating activities.

Other

Scripps Newspapers participates in its Parent's controlled disbursement system. The bank sends daily notifications of checks presented for payment and transfers funds from other sources to cover the checks. Scripps Newspapers cash balance held by its Parent is reduced as checks are issued. Accordingly, none of the parent's cash and cash equivalents has been assigned to Scripps Newspapers in the combined financial statements. Further, outstanding checks issued by the Parent are not recorded as a liability once the check is signed, the obligation becomes tied to the central cash management arrangement.

The Combined Company
Following the completion of the transactions, Journal Media Group's capital structure and sources of liquidity will be significantly different from Scripps Newspapers historical capital structure. Journal Media Group will no longer participate in cash management and funding arrangements with its parent. Instead, its ability to fund cash needs will depend on its ongoing ability to generate cash from operations and borrow under a line of credit it expects to arrange. If Journal Media Group's cash flows from operating activities are lower than expected, it will need to borrow under its proposed line of credit and may need to incur additional debt or issue additional equity. Although Journal Media Group expects at the time of the closing of the transactions to have in place a credit facility to finance its operations on acceptable terms and conditions, its access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (i) its credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy. It is expected that Journal Media Groups primary future cash needs will be for working capital, capital expenditures, contractual commitments and strategic investments.
On a pro forma as adjusted basis giving effect to the transactions, Journal Media Group would have had cash and cash equivalents of $10 million as of September 30, 2014. It is expected that cash provided by operating activities and available capacity under Journal Media Group's proposed line of credit will provide sufficient funds to operate its business and meet its other liquidity needs for the twelve months following the closing of the transactions. It is expected that Journal Media Group will generate positive free cash flow for the twelve months following the closing of the transactions.

JRN Newspapers Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the other sections of this prospectus, including “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” "Journal Media Group Selected Financial Data," “Unaudited Pro Forma Condensed Combined Financial Information,” “Business of Journal Media Group,” and the combined financial statements and the notes thereto included in this prospectus. This discussion contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

We believe that the assumptions underlying the combined financial statements included in the information statement are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had JRN Newspapers been a separate, stand-alone company during the periods presented.

Overview

On July 30, 2014, Journal Communications, Inc. (“Journal”) announced that its Board of Directors approved transactions pursuant to which Journal and The E.W. Scripps Company (“Scripps”) would merge their broadcast operations and spin-off and then combine their newspaper businesses into a separate publicly traded company (the “Transactions”). The newspaper company will be named Journal Media Group and will combine Journal's publishing businesses, including Journal Sentinel, Inc. and Journal Community Publishing Group, Inc. (“JRN Newspapers”), with 13 Scripps’ newspapers. Journal Media Group will be headquartered in Milwaukee. Journal will be the acquired company in the Transactions.

JRN Newspapers' business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Our reportable business segments are: (i) daily newspapers; and (ii) community publications. Results from our digital media assets are included in both segments. Our daily newspapers segment consists of the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area. Our community publications segment consists of several community publications, primarily in southeastern Wisconsin, as well as print facilities in West Milwaukee and Waupaca, Wisconsin.

In recent years, newspaper industry fundamentals have declined as a result of the 2009 recession and secular industry changes. Retail and classified run-of-press (ROP) advertising have decreased from historic levels due in part to department store consolidation, weakened employment, automotive and real estate economics and a migration of advertising to the Internet and other advertising forms. Circulation volume declines and online competition have also negatively impacted newspaper industry revenues. We do not expect that revenues at our daily newspapers or community publications will return to revenue levels reported in 2013 or prior years given the secular changes affecting the newspaper industry.

Separation from Journal Communications, Inc. and Basis of Presentation

Historically, separate financial statements have not been prepared for JRN Newspapers. The accompanying combined financial statements were derived from the consolidated financial statements and accounting records of Journal. These combined financial statements have been prepared to present JRN Newspapers’ historical results of operations, financial position, and cash flows for the indicated periods as it was historically managed. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to JRN Newspapers, including certain assets which were historically owned by Journal. In addition, certain costs related to JRN Newspapers have been allocated from Journal, including costs for shared services, support functions, administrative costs, and corporate shared employees. The allocated costs included in the combined financial statements were calculated using appropriate allocation methodologies and are disclosed as related party transactions in Note 3 “Related Party Transactions and Parent Company Investment”. Income taxes have been accounted for on a separate return basis in these financial statements as described in Note 10 “Income Taxes”.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable. The expenses and cost allocation are a reasonable reflection of the utilization of services provided to or the benefit received by JRN Newspapers during the periods presented, relative to the total costs incurred by Journal. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the financial statements had JRN Newspapers been an entity that operated independently of Journal.

In connection with the spin-off, JRN Newspapers has entered into various agreements with Scripps and expects to enter into various agreements with other third parties that may be on different terms than the terms of the arrangements or agreements which existed prior to the spin-off. For instance, JRN Newspapers utilizes the services of Journal and its subsidiaries for certain functions, such as legal, finance, human resources and information technology. Consequently, future results of operations for JRN Newspapers will include costs and expenses that may be materially different than Journal's historical results of operations, financial positions, and cash flows. Accordingly, the financial statements for these periods are not indicative of JRN Newspapers’ future results of operations, financial position, and cash flows.

All intercompany balances and transactions within JRN Newspapers have been eliminated. Transactions and balances between JRN Newspapers and Journal and its subsidiaries are reflected as related party transactions within these financial statements. Except for amounts due to Journal for borrowed funds payable on demand, the accumulated net effect of intercompany transactions between JRN Newspapers and Journal and its subsidiaries is considered to be effectively settled through the parent company investment, a component of equity. The accumulated net effect of intercompany transactions, including cash advances with Journal and its subsidiaries, is reflected in the combined statements of cash flows as financing activities. Current income taxes are also assumed to be settled with Journal through the parent company investment in the period the related income taxes were recorded.

JRN Newspapers determined it has two reportable segments in accordance with ASC Topic 280, “Segment Reporting.” Business decisions at JRN Newspapers are made by the chief operating decision maker within Journal Sentinel, Inc. and business segments are based on the organizational structure used by management for making operating and investing decisions and for assessing performance: Daily Newspaper (Journal Sentinel, Inc.) and Community Publications (Journal Community Publications Group, Inc.).

Impact of Separation from Journal on JRN Newspapers’ Financial Statements

JRN Newspapers participates in a number of corporate-wide programs administered by Journal and its subsidiaries. These include participation in Journal’s centralized treasury function, insurance programs, employee benefit programs, workers’ compensation programs, and centralized service centers and other corporate functions. The following is a discussion of the relationship with Journal, the services provided and how transactions with Journal and its subsidiaries have been accounted for in the combined financial statements.

JRN Newspapers received allocated charges from Journal for certain corporate support services, which are recorded within selling, general and administrative expenses. Outstanding balances that are legally bound by a formal intercompany agreement are a component of the related party payable. Intercompany dividends paid to Journal by JRN Newspapers have been separately disclosed. Charges that are not supported by a formal intercompany agreement are a component of parent company equity. Management believes that the basis used for the allocations are reasonable and reflect the portion of such costs attributed to JRN Newspapers’ operations; however, the amounts may not be representative of the costs necessary for JRN Newspapers to operate as a separate stand-alone company. Actual costs that would have been incurred if it had been a stand-alone company would depend on multiple factors, including organization structure and various strategic decisions.

Interim and Annual Goodwill Impairment Tests

Our annual impairment tests on goodwill associated with our daily newspapers reporting unit and our community publications reporting unit as of September 30, 2013, the first day of our fiscal fourth quarter, indicated there was no impairment of our goodwill.

For purposes of testing the carrying value of goodwill related to our daily newspapers and community publications reporting units, we determine fair value using an income and a market valuation approach. The income approach uses expected cash flows of the reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. Each approach estimated a fair value exceeding carrying value. We assign a greater weight to the income approach as the market approach is deemed less reliable due to the differences in entity size and business model between our combined publishing reporting unit and the comparable companies selected. We base our fair value estimates on various assumptions about our projected operating results, including continuing declines in publishing revenues as well as an expectation that we will achieve cash flow benefits from our continuing cost cutting measures. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment. These assumptions may change due to changes in market conditions and such changes may result in an impairment of our goodwill.

There is no goodwill in the daily newspaper reporting unit. We based the valuation of goodwill related to our community publications reporting unit on our internal projections and industry-based assumptions:

	September 30, 2013	September 24, 2012	September 26, 2011
Discount rate	12.0%	12.0%	13.5%
Tax rate	39.0	39.0	39.0
Long-term growth rate	(1.5)	(1.5)	—

As of December 29, 2013, if we were to increase the discount rates by 200.0 basis points or decrease the long-term growth rates by 100.0 basis points, step two of the goodwill impairment test would not be triggered.

Results of Operations

JRN Newspapers reports on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, JRN Newspapers has four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks. The fourth quarterly reporting period in JRN Newspapers’ 2012 fiscal year consisted of fourteen weeks. JRN Newspapers’ 2013 and 2011 fiscal years each were comprised of a 52-week period. JRN Newspapers’ 2012 fiscal ended on December 30, 2012 and was comprised of a 53-week period.

2013 (52 weeks) Compared to 2012 (53 weeks)

The year ended 2013 contained 52 weeks compared to 53 weeks in 2012. Although it is difficult to precisely quantify the impact of the one less week, we estimate the revenue impact to be an increase to 2012 as compared to 2013 of $2.8 million and the operating earnings impact to be $0.4 million.

Our combined revenue in 2013 was $153.3 million, a decrease of $10.6 million, or 6.5%, compared to $163.9 million in 2012. Our combined operating costs and expenses in 2013 were $101.1 million, a decrease of $6.2 million, or 5.8%, compared to $107.3 million in 2012. Our combined selling and administrative expenses in 2013 were $41.6 million, a decrease of $5.6 million, or 11.9%, compared to $47.2 million in 2012.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total revenue for 2013 and 2012:

	2013	Percent of Total Revenue	2012	Percent of Total Revenue
	(dollars in millions)
Revenue:
Daily Newspaper	$139.6	91.0%	$143.2	87.4%
Community Publications	14.5	9.5	21.8	13.3
Eliminations	(0.8)	(0.5)	(1.1)	(0.7)
Total revenue	153.3	100.0	163.9	100.0

Total operating costs and expenses	101.1	65.9	107.3	65.5
Selling and administrative expense	41.6	27.1	47.2	28.7
Total operating costs and expenses and selling and administrative expenses	142.7	93.0	154.5	94.2
Total operating income	$10.6	7.0%	$9.4	5.8%

Our daily newspapers businesses experienced a 2.1% increase in retail advertising revenue in 2013 compared to 2012. Classified advertising revenue decreased 7.9% in 2013 compared to 2012 primarily due to a $0.8 million decrease in employment advertising. Subscription revenue decreased $2.5 million in 2013 compared to 2012 primarily driven by an 8.2% decline in volume and $0.9 million of subscription revenue earned in the extra week in 2012. Other revenue, which primarily includes commercial printing and delivery revenue decreased $0.6 million or 3.2% in 2013 compared to 2012. The decrease was primarily driven by $0.3 million of revenue earned in the extra week in 2012, and commercial delivery declines of $0.5 million, partially offset by $0.5 million of revenue from one large commercial print customer.

Our community publications businesses experienced a 54.1% decrease in retail advertising revenue in 2013 compared to 2012, primarily due to a $5.3 million decline from the sale of the northern Wisconsin publications in December 2012. Classified advertising revenue decreased 33.3% in 2013 compared to 2012 primarily due to a decline of $0.7 million from the sale of the northern Wisconsin publications. Subscription revenue decreased $0.4 million in 2013 compared to 2012 primarily due a $0.3 million decline from the sale of the northern Wisconsin publications. Other revenue, which primarily includes commercial printing and delivery revenue increased $1.3 million or 33.3% in 2013 compared to 2012, driven by an increase of $1.8 million from the commercial printing of the Northern Wisconsin publications that we sold in 2012, but continued to print after the sale partially offset by reduced revenue from other customers.

The decrease in total operating costs and expenses in 2013 compared to 2012 was primarily due to a decrease in employee, newsprint and paper costs. The decrease in selling and administrative expenses was primarily due to a decrease in workforce reduction charges and the extra week.

Our combined operating earnings were $10.6 million in 2013, an increase of $1.2 million, or 12.8%, compared to $9.4 million in 2012. The following table presents our operating earnings by segment for 2013 and 2012:

	2013	2012
	(dollars in millions)
Daily Newspaper	$9.9	$8.6
Community Publications	0.7	0.8
Total operating income	$10.6	$9.4

The increase in total operating earnings was primarily due to lower production costs driven by reduced newsprint and paper costs in addition to reduced headcount.

EBITDA in 2013 was $17.7 million, a decrease of $0.9 million, or 4.8%, compared to $18.6 million in 2012. We define EBITDA as net income from continuing operations excluding provision for income taxes, total other expense, net (which is comprised of interest income and expense), depreciation and amortization. Management primarily uses EBITDA, among other things, to evaluate our operating performance compared to our operating plans and/or prior years and to value prospective acquisitions. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management, helps to improve their ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA is also a primary measure used externally by our investors and our peers in our industry for purposes of valuation and comparing our operating performance to other companies in the industry. EBITDA is not a measure of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies.
The following table presents a reconciliation of our combined net income from continuing operations to EBITDA for 2013 and 2012:

	2013	2012
	(dollars in millions)
Net income from continuing operations(1)	$6.1	$5.6
Provision for income taxes	4.1	3.5
Total other expense, net	0.4	0.3
Depreciation	6.9	8.9
Amortization	0.2	0.3
EBITDA	$17.7	$18.6

(1)
Included in net income from continuing operations for 2013 are transaction related costs and workforce reduction charges of $0.2 million, and $0.8 million, respectively. Included in net income from continuing operations for 2012 are pre-tax charges for impairment of long-lived assets and workforce reduction charges of $0.2 million and $1.7 million, respectively.

The decrease in our EBITDA was driven by lower revenue for the reasons described above, combined with higher outsourced freight expense to replace capitalized vehicles that were expensed through depreciation in 2012.

Revenue from our combined operations in 2013 was $153.3 million, a decrease of $10.6 million, or 6.5%, compared to $163.9 million in 2012. Operating earnings were $10.6 million in 2013, an increase of $1.2 million, or 12.8%, compared to $9.4 million in 2012.

The following table presents our revenue by category and operating earnings for 2013 and 2012:

	2013				2012
	Daily Newspaper	Community Publications	Eliminations	Total	Daily Newspaper	Community Publications	Eliminations	Total	Percent Change
	(dollars in millions)
Advertising revenue:
Retail	$57.9	$6.2	$—	$64.1	$56.7	$13.5	$—	$70.2	(8.7)%
Classified	12.9	1.8	—	14.7	14.0	2.7	—	16.7	(12.0)
National	2.7	—	—	2.7	3.3	—	—	3.3	(18.2)
Total advertising revenue	73.5	8.0	—	81.5	74.0	16.2	—	90.2	(9.6)
Subscriptions revenue	47.7	1.3	—	49.0	50.2	1.7	—	51.9	(5.6)
Other revenue	18.4	5.2	(0.8)	22.8	19.0	3.9	(1.1)	21.8	4.6
Total revenue	$139.6	$14.5	$(0.8)	$153.3	$143.2	$21.8	$(1.1)	$163.9	(6.5)%

Operating income	$9.9	$0.7	$—	$10.6	$8.6	$0.8	$—	$9.4	12.8%

Advertising revenue accounted for 53.2% of total revenue in 2013 compared to 55.0% in 2012. The ongoing secular changes in the newspaper industry and the current economic environment have caused advertisers to decrease their advertising spending. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned competitive advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2013.

Retail advertising revenue in 2013 was $64.1 million, a decrease of $6.1 million, or 8.7%, compared to $70.2 million in 2012. We continue to believe consumers are still cautious in regards to spending discretionary income and advertisers are still decreasing their spending in traditional print products. The $1.2 million increase in retail advertising revenue at our daily newspapers segment was primarily due to $2.5 million of revenue from several new large customers, partially offset by existing customers decreasing their spend on traditional print products. The $7.3 million decrease in retail advertising revenue at our community publications segment was primarily due to a $5.3 million decrease from the sale of our northern Wisconsin publications in December 2012.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the demand of employment, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the Internet and the current economic environment, our businesses experienced a decrease in ROP classified advertising revenue in 2013 compared to 2012. Classified advertising revenue in 2013 was $14.7 million, a decrease of $2.0 million, or 12.0%, compared to $16.7 million in 2012 due to $0.9 million lower employment and automotive advertising at our daily newspaper and a $0.7 million decrease from the sale of our northern Wisconsin publications in December 2012.

The total decrease in retail and classified automotive advertising revenue at the daily newspaper in 2013 was $0.2 million, or 6.3%, primarily due to a decrease in classified digital advertising revenue.

Total retail and classified digital advertising revenue at the daily newspaper was $12.8 million in 2013, an increase of $0.5 million, or 3.7%, compared to $12.3 million in 2012. Digital retail advertising revenue increased 10.2% compared to 2012 due to a $0.6 million increase in sponsorships and a $0.2 million increase in other digital revenue. Digital classified advertising revenue decreased 12.4% compared to 2012 due to a $0.4 million decrease in classified upsells. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $2.7 million in 2013, a decrease of $0.6 million, or 18.2%, compared to $3.3 million in 2012. The decrease was primarily due to certain national campaigns that were not repeated in 2013.

Subscription revenue accounted for 32.0% of total revenue in 2013 compared to 31.7% in 2012. Subscription revenue was $49.0 million in 2013, a decrease of $2.9 million, or 5.6%, compared to $51.9 million in 2012 due to the extra week, $0.9 million, and an 8.2% decline in circulation volumes at our daily newspaper that offset price increases.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue, accounted for 14.9% of total revenue in 2013 compared to 13.3% in 2012. Other revenue was $22.8 million in 2013, an increase of $1.0 million, or 4.6%, compared to $21.8 million in 2012. The increase was primarily due to increased commercial printing revenue an increase of $1.8 million from the commercial printing of the Northern Wisconsin publications that we sold in 2012, but continued to print after the sale, partially offset by a $0.6 million decline in commercial delivery revenue and the extra week of $0.3 million.

Operating income in 2013 was $10.6 million, an increase of $1.2 million, or 12.8%, compared to $9.4 million in 2012. The increase in operating income was primarily due to decreased employee-related costs and depreciation expense. Total expenses decreased $11.8 million in 2013 as compared to 2012, primarily due to $7.7 million in expense savings from the sale of the northern Wisconsin community publications in December 2012, combined with $1.0 million in savings at the daily newspaper in employee costs, materials and depreciation. Total newsprint and paper costs were $15.5 million in 2013 compared to $16.9 million in 2012. There was a 7.1% decrease in newsprint consumption and a 2.6% decrease in average newsprint and paper pricing per metric ton.

Other Income and Expense and Taxes

Our effective tax rate was 40.2% in 2013 compared to 38.2% in 2012.

Other income and expenses primarily consists of interest expense on our related party payables. Interest expense in 2013 was $0.4 million compared to $0.3 million in 2012.

Net Income

Our net income in 2013 was $6.1 million, an increase of $0.5 million, or 8.9%, compared to $5.6 million in 2012. The increase was due to lower production costs driven by reduced newsprint and paper costs in addition to reduced headcount.

2012 (53 weeks) Compared to 2011 (52 weeks)

2012 contained 53 weeks compared to 52 weeks in 2011. Although it is difficult to precisely quantify the impact of the additional week, we estimate the revenue impact to be $2.8 million and the operating earnings impact to be $0.4 million.

Our combined revenue in 2012 was $163.9 million, a decrease of $3.3 million, or 2.0%, compared to $167.2 million in 2011. Our combined operating costs and expenses in 2012 were $107.3 million, a decrease of $0.7 million, or 0.6%, compared to $108.0 million in 2011. Our combined selling and administrative expenses in 2012 were $47.2 million, an increase of $0.6 million, or 1.3%, compared to $46.6 million in 2011.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses, and total operating earnings as a percent of total revenue for 2012 and 2011:

	2012	Percent of Total Revenue	2011	Percent of Total Revenue
	(dollars in millions)
Revenue:
Daily Newspaper	$143.2	87.4%	$144.8	86.6%
Community Publications	21.8	13.3	23.2	13.9
Eliminations	(1.1)	(0.7)	(0.8)	(0.5)
Total revenue	163.9	100.0	167.2	100.0

Total operating costs and expenses	107.3	65.5	108.0	64.6
Selling and administrative expense	47.2	28.8	46.6	27.9
Total operating costs and expenses and selling and administrative expenses	154.5	94.3	154.6	92.5
Total operating income	$9.4	5.7%	$12.6	7.5%

Our daily newspaper business experienced a 0.2% decrease in retail advertising revenue in 2012 compared to 2011. The retail advertising revenue decrease was a result of decreases in the department store, telecommunications, and building categories, partially offset by the increase in retail ROP from special programs and initiatives. Classified advertising revenue decreased 16.7% in 2012 compared to 2011 primarily due to decreases in the automotive and employment categories. Partially offsetting these revenue decreases was a 2.4% increase in subscription revenue in 2012 compared to 2011. Subscription revenue increased $1.2 million in 2012 compared to 2011. Commercial delivery revenue decreased in 2012 by $0.1 million compared to 2011. Commercial printing revenue increased $0.9 million in 2012 compared to 2011, driven by $0.3 million increased volume in the extra week and $0.2 million from one new customer.

Our community publications business experienced a $1.0 million, or 6.9%, decrease in retail advertising revenue in 2012 compared to 2011 primarily due to the sale of the northern Wisconsin publications in December 2012. Classified advertising revenue decreased $0.7 million, or 20.6%, in 2012 compared to 2011 primarily due to continued softness in the classified categories.

Operating costs and expenses in 2012 decreased $0.7 million compared to 2011. The decrease was primarily due to a decrease in newsprint and paper costs, a decrease in employee costs and lower cost of sales caused by volume decline. The $0.6 million increase in selling and administrative expenses in 2012 compared to 2011 was primarily due to impairment of long-lived assets of $0.2 million and workforce reduction charges of $1.6 million in 2012 compared to $1.3 million in 2011.

Our combined operating earnings were $9.4 million in 2012, a decrease of $3.2 million, or 25.4%, compared to $12.6 million in 2011. The following table presents our operating earnings by segment for 2012 and 2011:

	2012	2011
	(dollars in millions)
Daily Newspaper	$8.6	$11.6
Community Publications	0.8	1.0
Total operating income	$9.4	$12.6

The decrease in total operating earnings was primarily due to the impact of the decrease in advertising revenue.

EBITDA in 2012 was $18.6 million, a decrease of $4.4 million, or 19.1%, compared to $23.0 million in 2011.

The following table presents a reconciliation of our combined net income from continuing operations to EBITDA for 2012 and 2011:

	2012	2011
	(dollars in millions)
Net income from continuing operations(1)	$5.6	$7.6
Provision for income taxes	3.5	4.6
Total other expense, net	0.3	0.4
Depreciation	8.9	10.0
Amortization	0.3	0.4
EBITDA	$18.6	$23.0

(1)
Included in net income from continuing operations for 2012 are pre-tax charges for impairment of long-lived assets and workforce reduction charges of $0.2 million and $1.7 million, respectively. Included in net income from continuing operations for 2011 are workforce reductions charges of $1.7 million.

The decrease in our EBITDA was consistent with the decrease in our operating income for the reasons described above.

Revenue from our combined operations in 2012 was $163.9 million, a decrease of $3.3 million, or 2.0%, compared to $167.2 million in 2011. Operating earnings were $9.4 million in 2012, a decrease of $3.1 million, or 24.6%, compared to $12.6 million in 2011.

The following table presents our revenue by category and operating earnings for 2012 and 2011:

	2012				2011
	Daily Newspaper	Community Publications	Eliminations	Total	Daily Newspaper	Community Publications	Eliminations	Total	Percent Change
	(dollars in millions)
Advertising revenue:
Retail	$56.7	$13.5	$—	$70.2	$56.8	$14.5	$—	$71.3	(1.5)%
Classified	14.0	2.7	—	16.7	16.8	3.4	—	20.2	(17.3)
National	3.3	—	—	3.3	4.5	—	—	4.5	(26.7)
Total advertising revenue	74.0	16.2	—	90.2	78.1	17.9	—	96.0	(6.0)
Subscription revenue	50.2	1.7	—	51.9	49.0	1.7	—	50.7	2.4
Other revenue	19.0	3.9	(1.1)	21.8	17.7	3.6	(0.8)	20.5	6.3
Total revenue	$143.2	$21.8	$(1.1)	$163.9	$144.8	$23.2	$(0.8)	$167.2	(2.0)%

Operating income	$8.6	$0.8	$—	$9.4	$11.6	$1.0	$—	$12.6	(25.4)%

Advertising revenue accounted for 55.0% of total revenue in 2012 compared to 57.4% in 2011. The ongoing secular changes in the newspaper industry and the current economic environment have caused advertisers to decrease their advertising spending across most of our advertising revenue categories. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2012.

Retail advertising revenue in 2012 was $70.2 million, a decrease of $1.1 million, or 1.5%, compared to $71.3 million in 2011. We continue to believe consumers are still cautious in regards to spending discretionary income and advertisers are still decreasing their spending in traditional print products, including the daily newspaper. These trends persisted in our community publications business. The $1.0 million, or 6.9%, decrease in retail advertising revenue at our community publications business was primarily due to the sale of our northern Wisconsin community publications in the fourth quarter of 2012.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the demand of employment, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the Internet and the current economic environment, our businesses experienced a decrease in ROP classified advertising revenue in 2012 compared to 2011. Classified advertising revenue in 2012 was $16.7 million, a decrease of $3.5 million, or 17.3%, compared to $20.2 million in 2011. At the daily newspaper, classified advertising revenue decreased $2.8 million, or 16.7%, in 2012 compared to 2011. The revenue decreases were led by the employment and automotive categories, which in the aggregate decreased $2.2 million, or 25.8%. At our community publications business, classified advertising revenue decreased $0.7 million, or 20.6%, in 2012 compared to 2011 primarily due to continued softness in the classified categories.

The total decrease in retail and classified automotive advertising revenue at the daily newspaper in 2012 was $0.6 million, or 13.5%, compared to 2011 primarily due to a decrease in classified ROP advertising revenue of $1.1 million, partially offset by a $0.7 million increase in retail ROP advertising revenue.

Total retail and classified digital advertising revenue at the daily newspaper was $12.3 million in 2012, an increase of $1.0 million, or 9.3%, compared to $11.3 million in 2012. Digital retail advertising revenue increased 26.1% compared to 2011 due to a $1.5 million increase in sponsorship revenue and other digital revenue. Digital classified advertising revenue decreased 17.7% compared to 2011 due to decreases in classified upsell revenue of $0.2 million and classified package revenue of $0.6 million. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $3.3 million in 2012, a decrease of $1.2 million, or 26.7%, compared to $4.5 million in 2011. The decrease was primarily due to a decrease in ROP and preprint advertising in the furniture and business services categories.

Subscription revenue accounted for 31.7% of total revenue in 2012 compared to 30.3% in 2011. Subscription revenue was $51.9 million in 2012, an increase of $1.2 million, or 2.4%, compared to $50.7 million in 2011. The $1.2 million increase at the daily newspaper was primarily due to $0.9 million earned in the extra week. At our community publications business, subscription revenue remained consistent at $1.7 million in 2012 and 2011.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue at the daily newspaper and commercial printing at the printing plant of our community publications, accounted for 13.3% of total publishing revenue in 2012 compared to 12.3% in 2011. Other revenue was $21.8 million in 2012, an increase of $1.3 million, or 6.3%, compared to $20.5 million in 2011. The $1.3 million increase at the daily newspaper was primarily due to an increase in commercial printing revenue of $0.9 million driven by increased volume in the extra week and $0.2 million from one large new customer. At our community publications business, other revenue was $3.9 million in 2012, an increase of $0.3 million, or 8.3%, compared to $3.6 million in 2011.

Operating income in 2012 was $9.4 million, a decrease of $3.2 million, or 25.4%, compared to $12.6 million in 2011. The decrease in operating income was primarily due to the impact of the decrease in advertising revenue. In an effort to partially offset the impact of the decrease in advertising revenue, our businesses continue to reduce their expense platforms. Total operating expenses decreased $0.7 million, or 0.6%, in 2012 compared to 2011, primarily due to a decrease in employee related costs and a decrease in costs due to revenue declines. Total newsprint and paper costs in 2012 were $16.9 million, an increase of $0.1 million, or 0.6%, compared to $16.8 million in 2011 due to a 0.4% increase in average newsprint pricing per metric ton, partially offset by a 0.2% decrease in newsprint consumption. Total selling and administrative expenses were $47.2 million in 2012, an increase of $0.6 million, or 1.3%, compared to $46.6 million in 2011. The increase was primarily due to an increase in workforce reduction charges.

Other Income and Expense and Taxes

Our effective tax rate was 38.2% in 2012 compared to 37.6% in 2011.

Other income and expenses primarily consists of interest expense on our related party payables. Interest expense in 2012 was $0.3 million compared to $0.4 million in 2011.

Discontinued Operations

JRN Newspapers’ results of operations for the fiscal year ended December 25, 2011 and its financial position at December 25, 2011 reflect the Florida-based businesses as discontinued operations. Revenue and earnings before income taxes as reported in earnings discontinued operations in 2011 were $2.8 million and $0.6 million, respectively.

In June 2011, Journal Community Publishing Group, Inc., JRN Newspapers’ community newspapers and shoppers business, completed the sale of the Pelican Press and Pelican Press Marketplace businesses, which operated in Sarasota, Florida. In August 2011, Journal Community Publishing Group, Inc. completed the sale of the remaining Florida-based community newspapers and shoppers businesses. The publications and websites included Florida Mariner, Clay Today, Clay County Leader, Ponte Vedra Recorder, St. Augustine Underground, First Coast Register and Car Connection, and were distributed in the Clay, St. John’s and Duval, Florida counties.

Net Income

Our net income in 2012 was $5.6 million, a decrease of $2.4 million, or 30.0%, compared to $8.0 million in 2011. The decrease was primarily due to the impact of the decrease in advertising revenue and the other reasons described above.

Liquidity and Capital Resources

Historically, Journal provided capital, cash management and other treasury services to JRN Newspapers. Journal will continue to provide these services to JRN Newspapers until the Transactions are consummated. As part of these services, a majority of the cash balances are swept from JRN Newspapers to Journal on a daily basis. Following the Transactions, JRN Newspapers will no longer participate in capital management with Journal and JRN Newspapers’ ability to fund its future cash needs will depend on its ongoing ability to generate and raise cash in the future. JRN Newspapers believes that its future cash from operations will provide adequate resources to fund its operating and financing needs for the foreseeable future. We expect to selectively invest resources in digital initiatives, our brands, employees, products and capital projects.

Workforce Reductions and Business Improvements

The ongoing activity of our liability for separation benefits during the years ended December 29, 2013 and December 30, 2012 were as follows:

	Balances as of December 30, 2012	Charge for Separation Benefits	Payments for Separation Benefits	Balances as of December 29, 2013
	(dollars in millions)
Daily Newspaper	$0.8	$0.8	$(1.3)	$0.3
Total	$0.8	$0.8	$(1.3)	$0.3

	Balances as of December 25, 2011	Charge for Separation Benefits	Payments for Separation Benefits	Balances as of December 30, 2012
	(dollars in millions)
Daily Newspaper	$1.7	$1.7	$(2.6)	$0.8
Community Publications	0.1	—	(0.1)	—
Total	$1.8	$1.7	$(2.7)	$0.8

Acquisitions and Sales

On December 3, 2012, Journal Community Publishing Group, Inc., our community publications business, completed the sale of Hodag Buyers’ Guide, North Star Journal, Merrill Foto News, Wausau Buyers’ Guide, Stevens Point Buyers’ Guide, Wood County Buyers’ Guide, Waupaca Buyers’ Guide, Waupaca County Post East, Waupaca County Post West, Clintonville Shoppers’ Guide, New London Buyers’ Guide, Silent Sports, Waupacanow.com, Merrillfotonews.com, Starjournalnow.com, Silentsports.net, Wibuyersguide.com and a single copy distribution network based in Rhinelander, WI for $1.2 million in cash and a $0.8 million note receivable. We recorded a pre-tax loss on the sale, net of transaction expenses, of $0.2 million. Management concluded the Northern WI publications should not be classified as a discontinued operation.

Based upon the guidance in ASC 250-20-55, management concluded the Northern WI publications should not be classified as a discontinued operation, since the ongoing Journal Community Publishing Group, Inc. entity expects to generate continuing cash flows resulting from activities with the divested operations and Journal Community Publishing Group, Inc. will have significant continuing involvement in the divested businesses. We continue to print and record commercial print revenue for these titles.

In 2011, Journal Community Publishing Group, Inc. completed the sale of several Florida-based community newspapers and shoppers businesses, discussed further in the “Discontinued Operations” section above.

Cash Flow

The table below details the total operating, investing and financing activity cash flows for the years ended December 29, 2013, December 30, 2012 and December 25, 2011:

	Year Ended
	December 29, 2013	December 30, 2012	December 25, 2011
Statement of Cash Flows
Net cash provided by operating activities	$14.6	$14.2	$14.7
Net cash provided by (used for) investing activities	(2.4)	1.3	0.5
Net cash (used for) financing activities	(12.0)	(15.8)	(15.3)
Cash flow from discontinued operations	—	—	0.5
Net increase (decrease) in cash	$0.2	$(0.3)	$0.4

Cash provided by operating activities was $14.6 million, $14.2 million, and $14.7 million in 2013, 2012, and 2011, respectively.  The decrease in cash provided by operating activities from 2011 to 2012 was due to lower net income and changes in net working capital. The increase in cash provided by operating activities from 2012 to 2013 was due to higher net income and changes in net working capital.

Cash provided by (used for) investing activities was $(2.4) million, $1.3 million, and $0.5 million in 2013, 2012, and 2011, respectively. Changes in cash provided by (used for) investing activities year over year were due to changes in proceeds from sale of assets and businesses, which were $0.0 million, $2.4 million, and $1.5 million in 2013, 2012, and 2011, respectively. In 2012, we sold the majority of our northern Wisconsin community publications business. Cash provided by these sales were offset by changes in capital expenditures for property, plant and equipment of $(2.5) million, $(1.1) million, and $(1.0) million in 2013, 2012, and 2011, respectively. We believe the increase in capital expenditures will help us to better serve our advertisers and readers and will facilitate our cost control initiatives.

Cash (used for) financing activities was $(12.0) million, $(15.8) million, and $(15.3) million in 2013, 2012, and 2011, respectively. Changes year over year were primarily driven by transactions with Journal, which are discussed in the “Related Party Transactions and Party Company Investment” footnote of the combined financial statements and the notes thereto included in this prospectus.

Contractual Obligations

Our contractual obligations as of December 29, 2013 are summarized below:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations
Non-qualified pension and other postretirement benefits (1)	$11.4	1.3	2.7	2.6	4.8
Operating leases	1.1	0.6	0.4	0.1	—
Other liabilities(2)	1.2	0.4	0.2	0.1	0.5
Total	$13.7	$2.3	$3.3	$2.8	$5.3

(1)
For the postretirement benefits, payments included in the table have been actuarially estimated over a ten-year period. While benefit payments under these benefit plans are expected to continue beyond 2022, we believe that an estimate beyond this period is unreasonable.

(2)	Other liabilities consist primarily of obligations for capital leases, worker’s compensation claims and employee severance.

As of December 29, 2013, we expect to make payments over a ten-year period for the non-qualified pension plan and other postretirement benefit plan of $1.0 million and $10.4 million, respectively.

We lease office space, distribution centers, buildings used for printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with unconsolidated entities or other persons that may have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. We do not rely on off-balance sheet arrangements for liquidity, capital resources, market risk support, credit risk support or other benefits.

Critical Accounting Policies

JRN Newspapers’ significant accounting policies are summarized in Note 2 to the audited combined financial statements. Our management’s discussion and analysis of financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, and pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We do not believe our past results have differed materially from these estimates; however, we cannot predict how actual results may differ from these estimates in the future.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our combined financial statements.

Revenue recognition-JRN Newspapers’ principal sources of revenue are the sale of advertising in newspapers and the sale of newspapers to individual subscribers and distributors. In addition, JRN Newspapers sells advertising on its newspaper websites and derives revenue from other online activities. Advertising revenue is recognized in the publishing businesses when advertisements are published or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires management to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volumes realized. Subscription revenue is recognized on a pro-rata basis over the term of the newspaper subscription or when the newspaper is delivered to the customer. Amounts JRN Newspapers receives from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long term liabilities in the consolidated balance sheets.

Printing revenue from external customers as well as third-party distribution revenue is recognized when the product is delivered in accordance with the customers’ instructions.

Goodwill and other intangible assets-JRN Newspapers amortizes definite-lived intangible assets, which historically consisted of customer lists, non-compete agreements, tradenames, franchise fees and patents and trademarks, on a straight-line basis over periods of five to 25 years. The costs incurred to renew or extend the term of certain customer relationships are expensed as incurred.

Indefinite-lived intangible assets, which consists of only goodwill, are reviewed for impairment at least annually or more frequently if impairment indicators are present, in accordance with ASC Topic 350, “Intangibles-Goodwill and Other.” The fair value measurements determined for purposes of performing our impairment tests are considered level 3 under the fair value hierarchy because they require significant unobservable inputs to be developed using estimates and assumptions which we determine and reflect those that a market participant would use. Under ASC Topic 350, the impairment review of goodwill must be based on estimated fair values.

JRN Newspapers’ annual impairment review measurement date is the first day of the fourth quarter of each year. The estimated fair value of goodwill is determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review are calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth, as well as specific economic factors in the publishing industry, such as operating margins. These assumptions reflect JRN Newspapers’ best estimates, but these items involve inherent uncertainties based on market conditions generally outside of JRN Newspapers’ control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future under ASC Topic 350.

Impairment of long-lived assets-In accordance with ASC Topic 360, “Property, Plant and Equipment,” property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. If an asset is considered impaired, a charge is recognized for the difference between the fair value and carrying value of the asset or group of assets. Fair value is measured by considering sale prices for similar assets or by discounting projected future cash flows using an appropriate discount rate. Such analyses necessarily involve significant judgment and, accordingly, actual results could vary significantly from such estimates.

Defined benefit plan-Retirement benefits are provided to eligible employees of Journal and JRN Newspapers through a defined benefit pension plan sponsored by Journal. The plan provides benefits based on years of service and the average compensation for the employee’s last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. It is Journal’s policy to fund the minimum for its defined benefit pension plans as required by the Employee Retirement Income Security Act (“ERISA”).

Retirement benefit obligations pursuant to the Journal-sponsored defined benefit pension plan have historically been, and will continue to be, an obligation of Journal. Therefore, JRN Newspapers elected to account for costs associated with this defined benefit pension plan using accounting guidance for multiemployer plans in accordance with ASC Topic 715, “Compensation-Retirement Benefits.” ASC Topic 715 provides that an employer which participates in a multiemployer defined benefit plan is not required to report a liability beyond the contributions currently due and unpaid to the plan. As no such amounts are due and unpaid by JRN Newspapers, no assets or liabilities related to the obligations under the Journal-sponsored defined benefit pension plan have been included in the combined balance sheets.

It is anticipated that Scripps will become the successor plan sponsor of Journal’s defined benefit pension plan in conjunction with the Broadcast Merger. It is expected Scripps will maintain, administer and fund the plan. Therefore, on the date of the spin-off, JRN Newspapers will not assume any asset or liability associated with the defined benefit plan.

Supplemental Employee Retirement Plan-Journal sponsors an unfunded non-qualified pension plan for certain employees whose benefits under the pension plan and 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The unfunded non-qualified pension plan was permanently frozen effective January 1, 2011. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund its unfunded non-qualified pension plan as payments are made.

Journal recognizes the underfunded status of its unfunded non-qualified plan as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for the unfunded non-qualified pension plan, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Postretirement health benefits-Journal also provides certain postretirement health benefits for certain retired employees and their spouses, and certain active employees who were age 50 by December 31, 2006. The expected cost of providing these benefits is accrued over the years that the employees render services. It is Journal’s policy to fund postretirement benefits as claims are incurred.

Journal recognizes the underfunded status of its postretirement health benefit plans as a liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). The portions of the liabilities for postretirement health benefits, net periodic benefit costs and other comprehensive income (loss) related to JRN Newspapers have been allocated to JRN Newspapers and presented within these combined financial statements. The amounts included within these combined financial statements were actuarially determined based on amounts allocable to eligible JRN Newspapers employees.

Income taxes-Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Journal recognizes an uncertain tax position when it is more likely than not to be sustained upon examination by taxing authorities and we measure the tax benefit as the largest amount of benefit, determined on a cumulative basis, which is more likely than not to be realized upon ultimate settlement.

New accounting standards

In August 2014, the Financial Accounting Standards Board ("FASB") issue ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 105-40) ("ASU 2014-15"). The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. The provisions of ASU 2014-15 are effective for annual periods beginning after December 15, 2016 and for annual and interim periods thereafter; early adoption is permitted. The guidance is not expected to have a material impact on the combined financial statements.

In May 2014, the FASB issued new guidance on revenue recognition. Under this new standard, an entity shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step process that requires entities to exercise judgment when considering the terms of the contract(s) and all relevant facts and circumstances. This standard permits the use of either the retrospective or cumulative effect transition method and will be effective for us beginning in 2017. Early adoption is not permitted. We are currently assessing the impact this new guidance will have on our consolidated financial statements and have not yet determined a transition method.

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08) "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We adopted this guidance in the third quarter of 2014. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In July 2013, the FASB issued guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or a tax credit carryforward exists. The new guidance clarifies that companies should present an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. JRN Newspapers adopted this guidance in 2013. The adoption of this guidance did not impact JRN Newspapers’ combined financial statements.

Effect of Inflation

Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment permits, increased selling prices. However, changes in newsprint prices could have an adverse impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

Three Quarters Ended September 28, 2014 compared to the Three Quarters Ended September 29, 2013

Our combined revenue in the three quarters of 2014 was $108.9 million, a decrease of $2.9 million, or 2.6%, compared to $111.8 million in the three quarters of 2013. Our combined operating costs and expenses in the three quarters of 2014 were $72.4 million, a decrease of $2.8 million, or 3.7%, compared to $75.2 million in the three quarters of 2013. Our combined selling and administrative expenses in the three quarters of 2014 were $31.3 million, a decrease of $0.6 million, or 1.9%, compared to $31.9 million in the three quarters of 2013.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total revenue for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014	Percent of Total Revenue	YTD September 2013	Percent of Total Revenue
	(dollars in millions)
Revenue:
Daily Newspaper	$98.5	90.4%	$101.5	90.8%
Community Publications	11.2	10.3	10.9	9.7
Eliminations	(0.8)	(0.7)	(0.6)	(0.5)
Total revenue	108.9	100.0	111.8	100.0

Total operating costs and expenses	72.4	66.5	75.2	67.3
Selling and administrative expense	31.3	28.7	31.9	28.5
Total operating costs and expenses and selling and administrative expenses	103.7	95.2	107.1	95.8
Total operating income	$5.2	4.8%	$4.7	4.2%

In the three quarters of 2014, our combined revenue was down $2.9 million due to declines in advertising and subscription revenue. Total advertising revenue was $56.5 million in the three quarters of 2014 and $58.5 million in the three quarters of 2013. Retail advertising revenue decreased $1.2 million in the three quarters of 2014 compared to the three quarters of 2013, primarily due to a $0.9 million decrease in advertising from one large customer at the daily newspaper and $0.3 million in reduced spending from the healthcare segment. Classified advertising revenue decreased in the three quarters of 2014 by $0.6 million compared to the three quarters of 2013, primarily due to $0.4 million declines in both the employment and real estate and rentals categories. Publishing digital advertising revenue of $9.6 million increased 3.0%, primarily due to an increase of $0.4 million in digital retail sponsorships and $0.1 million in other revenue, partially offset by a $0.2 million decline in classified digital advertising revenue. National advertising revenue decreased $0.2 million in the three quarters of 2014 due to a decline in preprints. Subscription revenue at our daily newspaper decreased $0.6 million in the three quarters of 2014 compared to the three quarters of 2013 primarily due to a decline in circulation volume. Commercial distribution revenue was essentially flat compared to the three quarters of 2013. Commercial print revenue decreased $0.3 million in the three quarters of 2014 compared to the three quarters of 2013.

Total expenses decreased $3.4 million in the three quarters of 2014 compared to the three quarters of 2013. The $2.8 million decrease in total operating costs and expenses in the three quarters of 2014 compared to the three quarters of 2013 was primarily due to expense savings of $0.9 million in newsprint and $0.5 million in carrier deliver expenses. Selling and administrative expenses decreased $0.6 million, or 1.9%, in the three quarters of 2014 compared to the three quarters of 2013.

Our combined operating income was $5.2 million in the three quarters of 2014, an increase of $0.5 million, or 10.6%, compared to $4.7 million in the three quarters of 2013. The following table presents our operating income by segment for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014	YTD September 2013
	(dollars in millions)
Daily Newspaper	$4.2	$4.2
Community Publications	1.0	0.5
Total operating income	$5.2	$4.7

The increase in total operating income was due to decreased operating costs and decreased selling and administrative expenses partially offset by declines in advertising and subscription revenue.

EBITDA in the three quarters of 2014 was $10.1 million, an increase of $0.2 million, or 2.0%, compared to $9.9 million in the three quarters of 2013. We define EBITDA as net income from continuing operations excluding provision for income taxes, total other expense, net (which is comprised of interest income and expense), depreciation and amortization. Management primarily uses EBITDA, among other things, to evaluate our operating performance compared to our operating plans and/or prior years and to value prospective acquisitions. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management, helps to improve their ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA is also a primary measure used externally by our investors and our peers in our industry for purposes of valuation and comparing our operating performance to other companies in the industry. EBITDA is not a measure of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies.

The following table presents a reconciliation of our combined net income from continuing operations to EBITDA for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014	YTD September 2013
	(dollars in millions)
Net income(1)	$3.1	$2.6
Provision for income taxes	1.9	1.8
Total other expense, net	0.1	0.3
Depreciation	4.9	5.1
Amortization	0.1	0.1
EBITDA	$10.1	$9.9

(1) Included in net income for the three quarters of 2014 are workforce reduction charges of $0.8 million. Included in net income from continuing operations for the three quarters of 2013 are workforce reduction charges of $0.7 million.

The increase in our EBITDA was consistent with the increase in our operating income for the reasons described above.

Revenue from our combined operations in the three quarters of 2014 was $108.9 million, a decrease of $2.9 million, or 2.6%, compared to $111.8 million in the three quarters of 2013. Operating income from our combined operations were $5.2 million in the three quarters of 2014, an increase of $0.5 million, or 10.6%, compared to $4.7 million in the three quarters of 2013.

The following table presents our revenue by category and operating earnings for the three quarters of 2014 and the three quarters of 2013:

	YTD September 2014				YTD September 2013
	Daily Newspaper	Community Publications	Eliminations	Total	Daily Newspaper	Community Publications	Eliminations	Total	Percent Change
	(dollars in millions)
Advertising revenue:
Retail	$39.5	$4.8	$—	$44.3	$40.9	$4.6	$—	$45.5	(2.6)%
Classified	9.2	1.4	—	10.6	9.8	1.4	—	11.2	(5.4)
National	1.6	—	—	1.6	1.8	—	—	1.8	(11.1)
Total advertising revenue	50.3	6.2	—	56.5	52.5	6.0	—	58.5	(3.4)
Subscription revenue	34.7	0.9	—	35.6	35.3	1.0	—	36.3	(1.9)
Other revenue	13.5	4.1	(0.8)	16.8	13.7	3.9	(0.6)	17.0	(1.2)
Total revenue	$98.5	$11.2	$(0.8)	$108.9	$101.5	$10.9	$(0.6)	$111.8	(2.6)%

Operating income	$4.2	$1.0	$—	$5.2	$4.2	$0.5	$—	$4.7	10.6%

Advertising revenue accounted for 51.9% of total revenue in the three quarters of 2014 and 52.3% of the total revenue in the three quarters of 2013. Retail advertising revenue in the three quarters of 2014 was $44.3 million, a decrease of $1.2 million, or 2.6%, compared to $45.5 million in the three quarters of 2013, primarily due to retail advertising revenue decreases at our daily newspaper. At our daily newspaper, retail advertising revenue decreased $1.4 million in the three quarters of 2014 compared to the three quarters of 2013, due to a $0.9 million decrease in advertising from one large customer at the daily newspaper and $0.3 million in reduced spending from the healthcare segment. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned competitive advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2014. The $0.2 million increase in retail advertising revenue at our community newspapers business was due to increased gains in ROP advertising.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the employment demand, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the internet and the current economic environment, we experienced a decrease in ROP classified advertising revenue in the three quarters of 2014 compared to the three quarters of 2013. Classified advertising revenue in the three quarters of 2014 was $10.6 million, a decrease of $0.6 million, or 5.4%, compared to $11.2 million in the three quarters of 2013. At our daily newspaper, classified advertising revenue decreased $0.6 million, or 6.1%, in the three quarters of 2014 compared to the three quarters of 2013. At our community newspapers business, classified advertising revenue remained consistent at $1.4 million in the three quarters of 2014 and $1.4 million in the three quarters of 2013.

Total retail and classified digital advertising revenue at our daily newspaper was $9.4 million in the three quarters of 2014 and $9.2 million in the three quarters of 2013. Digital retail advertising revenue increased 6.9% compared to the three quarters of 2013, primarily due to increases of $0.4 million in retail sponsorships and $0.1 million in other digital revenue. Digital classified advertising revenue decreased 8.2% compared to the three quarters of 2013 due to a decrease in employment related advertising. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $1.6 million in the three quarters of 2014, a decrease of $0.2 million, or 11.1%, compared to $1.8 million in the three quarters of 2013. The decrease was primarily due to a decrease in preprint revenue.

Subscription revenue was $35.6 million in the three quarters of 2014, a decrease of $0.7 million, or 1.9%, compared to $36.3 million in the three quarters of 2013. At our daily newspaper, subscription revenue of $34.7 million in the three quarters of 2014 decreased $0.6 million compared to $35.3 million in the three quarters of 2013, primarily due to a decline in circulation volume. Subscription revenue decrease at the daily newspaper was driven by an 8.3% decline in home delivery and single copy volume, partially offset by a 7.5% increase in the average rate. At our community newspapers business, subscription revenue decreased $0.1 million in the three quarters of 2014 compared to the three quarters of 2013.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue at our daily newspaper and commercial printing at our community newspapers, accounted for 15.4% of total revenue in the three quarters of 2014 compared to 15.2% in the three quarters of 2013. Other revenue was $16.8 million in the three quarters of 2014, a decrease of $0.2 million, or 1.2%, compared to $17.0 million in the three quarters of 2013, primarily due to a decrease of $0.3 million in commercial printing revenue at the daily newspaper.

Operating income in the three quarters of 2014 was $5.2 million, an increase of $0.5 million, or 10.6%, compared to $4.7 million in the three quarters of 2013. The increase in operating income was primarily due to decreased operating costs and decreased selling and administrative expenses partially offset by declines in advertising and subscription revenue. Total expenses decreased $3.4 million the three quarters of 2014 as compared to the three quarters of 2013, primarily due to expense savings in materials, payroll and delivery expenses. Total newsprint and paper costs were $10.7 million in the three quarters of 2014 compared to $11.6 million in the three quarters of 2013. There was a 6.0% decrease in newsprint consumption and a 1.8% decrease in average newsprint and paper pricing per metric ton.

Other Income and Expense and Taxes

Our effective tax rate was 38.2% in the three quarters of 2014 compared to 40.2% in the three quarters of 2013.

Other income and expenses primarily consists of interest expense on our related party payables. Interest expense in the three quarters of 2014 was $0.1 million compared to $0.3 million in the three quarters of 2013.

Net Income

Our net income in the three quarters of 2014 was $3.1 million, an increase of $0.5 million, or 19.2%, compared to $2.6 million in the three quarters of 2013. The increase was due to increased operating earnings for the reasons described above.

Liquidity and Capital Resources

Historically, Journal provided capital, cash management and other treasury services to JRN Newspapers. Journal will continue to provide these services to JRN Newspapers until the Transactions are consummated. As part of these services, a majority of the cash balances are swept from JRN Newspapers to Journal on a daily basis. Following the Transactions, JRN Newspapers will no longer participate in capital management with Journal and JRN Newspapers’ ability to fund its future cash needs will depend on its ongoing ability to generate and raise cash in the future. JRN Newspapers believes that its future cash from operations will provide adequate resources to fund its operating and financing needs for the foreseeable future. We expect to selectively invest resources in digital initiatives, our brands, employees, products and capital projects.

Workforce Reductions and Business Improvements

Our liability for separation benefits of $0.6 million as of September 28, 2014 will be paid by the third quarter of 2015. The ongoing activity of our liability for separation benefits during the three quarters ended September 28, 2014 and year ended December 29, 2013 were as follows:

	Balances as of December 29, 2013	Charge for Separation Benefits	Payments for Separation Benefits	Balances as of September 28, 2014
	(dollars in millions)
Daily Newspaper	$0.3	$0.8	$(0.5)	$0.6
Total	$0.3	$0.8	$(0.5)	$0.6

Cash Flow

The table below details the total operating, investing and financing activity cash flows for the three quarters ended September 28, 2014 and September 29, 2013:

	Three Quarters Ended
	September 28, 2014	September 29, 2013
Statement of Cash Flows
Net cash provided by operating activities	$10.5	$11.4
Net cash (used for) investing activities	(0.4)	(2.1)
Net cash (used for) financing activities	(10.5)	(9.1)
Net increase (decrease) in cash	$(0.4)	$0.2

Cash provided by operating activities was $10.5 million and $11.4 million in the three quarters ended September 28, 2014 and September 29, 2013, respectively.  The decrease in cash provided by operating activities was due to changes in working capital partially offset by higher net income.

Cash (used for) investing activities was $(0.4) million and $(2.1) million in the three quarters ended September 28, 2014 and September 29, 2013, respectively. Changes in cash (used for) investing activities year over year were due to changes in capital expenditures for property, plant and equipment of $(0.4) million and $(2.2) million in the three quarters ended September 28, 2014 and September 29, 2013 respectively.

Cash (used for) financing activities was $(10.5) million and $(9.1) million in the three quarters ended September 28, 2014 and September 29, 2013, respectively. Changes year over year were primarily driven by transactions with Journal, which are discussed in the “Related Party Transactions and Party Company Investment” footnote of the combined financial statements and the notes thereto included in this information statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The bylaws of Journal Media Group provide that the directors and officers of Journal Media Group, any trustee of any employee benefit plan of Journal Media Group and any person serving at the request of Journal Media Group as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from Journal Media Group against certain liabilities (which may include liabilities under the Securities Act) and expenses (1) to the extent such persons are successful in the defense of a proceeding and (2) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to Journal Media Group and such breach or failure constituted: (a) a willful failure to deal fairly with Journal Media Group or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the WBCL would require mandatory indemnification of directors and officers of Journal Media Group under certain circumstances, as more fully described in Sections 180.0850 through 180.0859 thereof. Additionally, under the WBCL, directors of Journal Media Group are not subject to personal liability to Journal Media Group, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

Expenses for the defense of any action for which indemnification may be available are required to be advanced by Journal Media Group under certain circumstances.

The indemnification provided by the WBCL and Journal Media Group’s bylaws is not exclusive of any other rights to which a director, officer or other person may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

Journal Media Group will also maintain director and officer liability insurance against certain claims and liabilities which may be made against Journal Media Group’s former, current or future directors or officers or persons serving at the request of Journal Media Group in positions with other entities as described above.

Item 21. Exhibits and Financial Statement Schedules.

(a)A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes to respond to any request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on January 16, 2015.

JOURNAL MEDIA GROUP, INC.

By:	/s/ William Appleton
Name: William Appleton
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on January 16, 2015. Each person whose signature appears below constitutes and appoints Mary Hill Taibl and William Appleton, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/s/ Steven J. Smith	Director and Chief Executive Officer
Steven J. Smith	(Principal Executive Officer, Principal Financial Officer and Principal Accounting
Officer)

/s/ Richard A. Boehne	Director
Richard A. Boehne

EXHIBIT INDEX

Exhibit Number	Description	Form	File Number	Exhibit	Report Date

2	Master Transaction Agreement, dated as of July 30, 2014, by and among The E. W. Scripps Company, Scripps Media, Inc., Desk Spinco, Inc., Scripps NP Operating, LLC (f/k/a Desk NP Operating, LLC), Desk NP Merger Co., Desk BC Merger, LLC, Journal Communications, Inc., Boat Spinco, Inc., Boat NP Merger Co. and Journal Media Group, Inc. (f/k/a Boat NP Newco, Inc.) **	8-K	1-31805	2	7/30/2014
3.1	Amended and Restated Articles of Incorporation of Journal Media Group, Inc. effective December 5, 2014
3.2	Bylaws of Journal Media Group, Inc. effective December 5, 2014
5	Opinion of Foley & Lardner LLP as to the validity of the securities being registered *
8.1	Opinion of Foley & Lardner LLP regarding certain federal income tax matters *
8.2	Opinion of Baker & Hostetler LLP regarding certain federal income tax matters *
10.1	Employment Agreement, dated as of January 5, 2015, by and between Journal Media Group, Inc. and Timothy E. Stautberg
10.2	Employee Matters Agreement, dated as of July 30, 2014 by and among The E. W. Scripps Company, Desk Spinco, Inc., Scripps NP Operating, LLC (f/k/a Desk NP Operating, LLC), Journal Communications, Inc., Boat Spinco, Inc. and Journal Media Group, Inc. (f/k/a Boat NP Newco, Inc.)	8-K	1-31805	10.1	7/30/2014
10.3	Scripps Tax Matters Agreement, dated July 30, 2014, by and among The E. W. Scripps Company, Desk Spinco, Inc. and Journal Media Group, Inc. (f/k/a Boat NP Newco, Inc.)	8-K	1-31805	10.2	7/30/2014
10.4	Journal Tax Matters Agreement, dated July 30, 2014, by and among Desk BC Merger, LLC, Journal Communications, Inc., Boat Spinco, Inc. and Journal Media Group, Inc. (f/k/a Boat NP Newco, Inc.)	8-K	1-31805	10.3	7/30/2014
10.5	Form of Transition Services Agreement by and between The E. W. Scripps Company and Journal Media Group (f/k/a Boat NP Newco, Inc.)
10.6	Change in Control Agreement, dated May 8, 2014, by and between Journal Communications, Inc. and Jason R. Graham	10-Q	1-31805	10.1	6/29/2014
10.7	Change in Control Agreement as amended and restated effective as of October 11, 2010, by and between Journal Communications, Inc. and Elizabeth F. Brenner	10-Q	1-31805	10.24	9/26/2010
10.8	Journal Communications, Inc. 2007 Omnibus Incentive Plan, as amended and restated effective February 7, 2011	10-K	1-31805	10.24	12/26/2010
21	Subsidiaries of Journal Media Group, Inc. *
23.1	Consent of Deloitte & Touche LLP, independent public accounting firm of Scripps Newspapers
23.2	Consent of PricewaterhouseCoopers, LLP, independent accountants of JRN Newspapers
23.3	Consent of Foley & Lardner LLP (included in the opinion filed as Exhibit 5 to this registration statement) *
23.4	Consent of Foley & Lardner LLP (included in the opinion filed as Exhibit 8.1 to this registration statement) *
23.5	Consent of Baker & Hostetler LLP (included in the opinion filed as Exhibit 8.2 to this registration statement) *
24	Power of Attorney of the Directors of Journal Media Group, Inc. (contained on the signature page hereto)

99.1	Consents of persons named to become directors of Journal Media Group, Inc. upon consummation of the transactions
99.2	Definitive Joint Proxy Statement/Prospectus of Scripps and Journal, dated _______, relating to the transactions.	S-4	333-200388	—	—

*	To be filed by amendment.
**
The schedules, exhibits and similar attachments to the master transaction agreement are not being filed herewith. The Registrant agrees to furnish supplementally a copy of all such schedules and exhibits to the Securities and Exchange Commission upon request.